Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178959

PROSPECTUS

$465,000,000

Offer To Exchange

8 5/8% Senior Notes due 2019, Registered under the Securities Act for

All Outstanding 8 5/8% Senior Notes due 2019

of

Epicor Software Corporation

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM

NEW YORK CITY TIME, ON MARCH 14, 2012, UNLESS EXTENDED

TERMS OF THE EXCHANGE OFFER

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We are offering to exchange $465,000,000 aggregate principal amount of our registered 8 5/8% Senior Notes due 2019 (the “exchange notes”), for all of our original unregistered 8 5/8% Senior Notes due 2019 (the “original notes”) that were issued on May 16, 2011.

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The terms of the exchange notes will be substantially identical to the original notes, except that the exchange notes will not be subject to transfer restrictions or registration rights relating to the original notes.

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We are also offering to exchange the note guarantees associated with the original notes, which we refer to as the original guarantees, for the note guarantees associated with the exchange notes, which we refer to as the exchange guarantees.

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The terms of the exchange guarantees will be substantially identical to the original guarantees, except that the exchange guarantees will not be subject to the transfer restrictions or registration rights relating to the original guarantees.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

See the section entitled “Description of Notes” that begins on page 128 for more information about the exchange notes and related exchange guarantees to be issued in this exchange offer.

If you do not exchange your original notes and related original guarantees for exchange notes and related exchange guarantees in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the original notes and related original guarantees and indenture governing those notes. In general, you may not offer or sell your original notes and related original guarantees unless such offer or sale is registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

You should consider carefully the Risk Factors, beginning on page 18 of this prospectus before participating in the exchange offers.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2012.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this prospectus that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We take no responsibility for, and can provide no assurance as to the accuracy of, any other information that others may give you. We are not making an offer to sell these notes in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus, any accompanying supplement to this prospectus or any free writing prospectus is accurate only as of the date of that document.

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PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus to help you understand Epicor Software Corporation and the terms of the notes. Because this is a summary, you should carefully read this prospectus, particularly the information presented under the headings “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making a decision about whether to tender original notes in exchange for exchange notes.

Unless the context requires otherwise, references in this prospectus to “we,” “our,” “us” and “the Company” are to Epicor Software Corporation and its consolidated subsidiaries, after the consummation of the acquisitions. Unless the context requires otherwise, references in this prospectus to “Legacy Epicor” refer to Legacy Epicor Software Corporation and its consolidated subsidiaries and references to “Activant” or “Predecessor” refer to Activant Solutions Inc. and its consolidated subsidiaries. We use the term “notes” in this prospectus to collectively refer to the original notes and the exchange notes.

Our Company

On March 25, 2011 (“Inception”), Eagle Parent, Inc. (“Eagle”) was formed under Delaware law at the direction of Apax solely for the purpose of acquiring Activant Group Inc. (“AGI”), the parent company of Activant Solutions Inc., the Predecessor for reporting purposes, (the “Predecessor” or “Activant”), and Epicor Software Corporation (“Legacy Epicor”). On April 4, 2011, Eagle entered into an Agreement and Plan of Merger with AGI, Activant and certain other parties pursuant to which Eagle agreed to acquire AGI and Activant. Also on April 4, 2011, Eagle entered into an Agreement and Plan of Merger with Legacy Epicor and certain other parties, pursuant to which Eagle agreed to acquire Legacy Epicor. On May 16, 2011, Eagle consummated the acquisitions of AGI, Activant and Legacy Epicor, following which, Legacy Epicor, AGI and Activant became wholly-owned subsidiaries of Eagle. These acquisitions and the related transactions are referred to collectively as the “acquisition” or “acquisitions.” Prior to May 16, 2011, Eagle did not engage in any business except for activities related to its formation, the acquisitions and arranging the related financing. Prior to the acquisitions, there were no related party relationships between Eagle and AGI, Activant, or Legacy Epicor.

Activant was determined to be the Predecessor for financial reporting purposes due to its relative size to Legacy Epicor. Further, all Named Executive Officers as well as a majority of the other executive officers of the Company were employees of Activant.

Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into Eagle under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and Eagle survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, Eagle changed its name to Epicor Software Corporation. Since Activant and Legacy Epicor were both subsidiaries of Eagle, the Reorganization represented a change in legal entities under common control which had no impact on the consolidated financial statements of the Company.

We are a leading global provider of enterprise application software and services focused on small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises. We provide industry-specific solutions to the manufacturing, distribution, retail, services and hospitality sectors. Our fully integrated systems, which primarily include license, hardware, professional and support services, are considered “mission critical” to many of our customers, as they manage the flow of information across the core business functions, operations and resources of their enterprises. By enabling our customers to automate and integrate information and critical business processes throughout their enterprise, as well as across their supply chain and distribution networks, our customers can increase their efficiency and productivity, resulting in higher revenues, increased profitability and improved working capital.

Our fully integrated systems and services include one or more of the following software applications: inventory and production management, supply chain management (“SCM”), order management, point-of-sale (“POS”) and retail management, accounting and financial management, customer relationship management

(“CRM”), human capital management (“HCM”) and service management, among others. Our solutions also respond to our customers’ need for increased supply chain visibility and transparency by offering multichannel e-commerce and collaborative portal capabilities that allow enterprises to extend their business and more fully integrate their operations with those of their customers, suppliers and channel partners. We believe this collaborative approach distinguishes us from conventional enterprise resource planning (“ERP”) vendors, whose primary focus is predominately on internal processes and efficiencies within a single plant, facility or business. For this reason, we believe our products and services have become deeply embedded in our customers’ businesses and are a critical component to their success.

In addition to processing the transactional business information for the vertical markets we serve, our data warehousing, business intelligence and industry catalog and content products aggregate detailed business transactions to provide our customers with advanced multi-dimensional analysis, modeling and reporting of their enterprise-wide data.

We have developed strategic relationships with prominent companies across all segments in which we operate, and have built a large and highly diversified base of more than 20,000 customers who use our systems or maintenance and/or services offerings on a regular, ongoing basis in over 33,000 sites and locations. Additionally, our automotive parts catalog is used at approximately 27,000 locations, many of which are also our systems customers.

We have a global footprint across more than 150 countries and have a strong presence in both mature and emerging markets in North America, Europe, Asia and Australia, with approximately 3,800 employees worldwide as of September 30, 2011. Our software is available in more than 30 languages and we continue to translate and localize our systems to enter new geographical markets. In addition, we have a growing network of over 400 global partners, value-added-resellers and systems integrators that provide a comprehensive range of solutions and services based on our software. This worldwide coverage provides us with economies of scale, higher capital productivity through lower cost offshore operations, the ability to more effectively deliver our systems and services to high-growth emerging markets, and to support increasingly global businesses.

We specialize in and target two application software segments: ERP and Retail, which we consider our segments for reporting purposes. These segments are determined in accordance with how our management views and evaluates our business and based on the criteria as outlined in authoritative accounting guidance regarding segments. The Predecessor also had two reporting segments Wholesale Distribution Group, which is now included in our ERP segment, and Retail Distribution Group, which is now included in our Retail segment.

Because these segments reflect the manner in which our management views our business, they necessarily involve judgments that our management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Segments may also be changed or modified to reflect technologies and applications that are newly created, change over time, or evolve based on business conditions, each of which may result in reassessing specific segments and the elements included within each of those segments. Future events, including changes in our senior management, may affect the manner in which we present segments in the future.

A description of the businesses served by each of our reportable segments follows:

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ERP segment—The ERP segment provides (1) distribution solutions designed to meet the expanding requirement to support a demand driven supply network by increasing focus on the customer and providing a more seamless order-to-shipment cycle for a wide range of vertical markets including electrical supply, plumbing, medical supply, heating and air conditioning, tile, industrial machinery and equipment, industrial supplies, fluid power, janitorial and sanitation, medical, value-added fulfillment, food and beverage, redistribution and general distribution; (2) manufacturing solutions designed for discrete and mixed-mode manufacturers with lean and “to-order” manufacturing and distributed operations catering to several verticals including industrial machinery, instrumentation and controls, medical devices, printing and packaging, automotive, aerospace and defense, energy and high tech; (3) hospitality solutions designed for the hotel, resort, casino, food service, sports and entertainment industry, that can manage and streamline virtually every aspect of a hospitality organization, from POS or property management system integration, to cash and sales management, centralized procurement, food costing and beverage management, core financials and business intelligence for daily reporting and analysis by outlet and property, all within a single solution and (4) professional services solutions designed to provide the project accounting, time and expense management, and financial solutions to support staffing projects effectively, managing engagement delivery, streamlining financial operations and analyzing business performance for serviced-based companies in the consulting, banking, financial services, and software sectors.

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Retail segment—The Retail segment supports both large, distributed POS environments that require a comprehensive multichannel retail solution with store operations, cross-channel order management, CRM, loyalty management, merchandising, business intelligence, audit and operations management capabilities, as well as small- to mid-sized, independent or affiliated retailers that require integrated POS or ERP offerings. Our retail segment caters to hard good and soft good verticals including general merchandise, specialty retailers, apparel and footwear, sporting goods, department stores, independent hardware retailers, lumber and home centers, lawn and garden centers, farm and agriculture, pharmacies, beauty supply and cosmetics, as well as customers involved in the manufacture, distribution, sale and installation of new and remanufactured parts used in the maintenance and repair of automobiles and light trucks in North America, the United Kingdom, and Ireland, including several retail chains in North America.

Our Products and Services

We design, develop, market, sell, implement and support enterprise software applications that provide small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises with highly-functional, technically advanced business solutions that are aligned according to the markets and industries that they serve.

Our product offerings include providing customers systems across a range of deployment choices, from on-premise to on-demand or a combination thereof, providing a freedom of choice not generally available from most vendors who typically focus on a single deployment model by product. The ability to provide the same software solution on-premise, securely in the cloud, in a virtualized environment, or via a preconfigured appliance allows organizations increased flexibility and scalability. Customers can evolve and change their deployment model—“on-demand” through multi-tenant Software as a Service, or SaaS, single-tenant (hosted), or as traditional on-premise licensed software—as their business needs evolve.

Our content and supply chain services are comprised of proprietary catalogs, data warehouses, electronic data interchange, and data management products. We provide comprehensive automotive parts catalogs, industry-specific analytics and database services related to point-of-sale transaction activity or parts information in other core verticals, as well as e-Commerce connectivity offerings, hosting, networking and security monitoring management solutions. These proprietary database products and services generate recurring revenues through periodic (generally monthly) subscription fees and differentiate our products from those of our competitors.

Our innovative software solutions include:

Epicor ERP. A highly configurable, global ERP solution, Epicor ERP was first introduced in December 2008, Epicor ERP (“Epicor 9” or “E9”) has been shipped to over 2,500 customers as of September 30, 2011. Over 1,000 of these represent new customers who we believe will generate substantial recurring revenues in the future and the remaining represent migration customers. The Epicor ERP product line combines functionality, business, and process capabilities from several of our heritage product lines with a new, innovative, next-generation service oriented architecture (SOA). A key benefit of Epicor ERP beyond its industry and global capabilities is the high degree of user flexibility, scalability and ease of implementation. Epicor ERP has been designed to provide access seamlessly from smart clients, Web clients or mobile devices and is a true, multi-tenanted solution which uniquely positions Epicor as one of the only ERP providers that can deliver a single, highly functional, end-to-end software solution on-premise, hosted, or on-demand in the Cloud. Epicor ERP is focused on the manufacturing, distribution and business services industry sectors and includes applications for CRM, sales management, service management, human capital management, financial management, supply chain management, production management, planning and scheduling management, project management, product data management, enterprise performance management, governance, risk and compliance management, and global business management.

Epicor Prophet 21. Designed for small and midsize wholesale distributors across a variety of vertical markets, Prophet 21 leverages our deep experience serving distribution businesses. A complete end-to-end business management solution, Prophet 21 is designed for ease of use and scalability and can support a wide range of distribution environments from small single site distributors to complex, global distributors with hundreds of warehouse locations ranging from 5 to 2,000+ end users. Prophet 21 offers multiple and dynamic forecasting and inventory replenishment methods to help lower carrying costs, minimize excess or obsolete inventory, improve cash flow, and increase customer service levels by ensuring they get the right products out on time, every time. Prophet 21 software covers the full spectrum of requirements for wholesale distribution businesses including order management, inventory management, CRM, materials management, financial management, eCommerce, services, manufacturing and business analytics.

Epicor Eclipse. Designed for the electrical, HVAC (heating/ventilation and air conditioning), PVF (pipe, valve and fittings) and plumbing industries, Eclipse is a highly scalable business management solution for distributors ranging from 10 to 5,000+ users. Leveraging our deep domain expertise and experience, Eclipse has been specifically designed to work the way industrial and wholesale distributors work. Eclipse combines vertical functionality, an intuitive user interface, embedded search and task automation with best practices for distribution operations to help companies drive cost out of their supply chain, increase sales and margins, and improve customer service. The Eclipse product operates under Windows, UNIX and LINUX operating environments and includes applications for sales, pricing, CRM, purchasing, inventory, warehouse logistics, accounting and financial management, business intelligence and analytics.

Epicor Eagle. A comprehensive retail business management software solution, Eagle is designed for small to mid-market retailers across a spectrum of verticals including specialty hard goods, lumber and building materials, lawn and garden, pharmacy and drugstores, and the automotive aftermarket. Eagle provides a real time, customer centric, multi-location, multi-channel approach to retail automation. Eagle provides independent, cooperative and regional retailers an effective, affordable solution that allows them to provide the same store and customer experience as large national chains. Designed to scale from single location businesses to regional or national chains, the Eagle solution delivers deep retail functionality including applications and modules for POS, store operations, customer and marketing management, merchandising, supply chain integration, order and operations management, and accounting and financial management.

Epicor Retail. Epicor Retail is a comprehensive retail management solution designed for fashion, apparel and specialty retailers, as well as general merchandise retailers and department stores. Highly functional and designed for integration and scalability, the Epicor Retail solution supports large multi-store, multi-channel retailers allowing them to provide a consistent store experience and manage retail operations across thousands of store locations. Integrating software, hardware and support services, Epicor Retail provides a complete end-to-end retail solution from POS through the retail supply chain to the back office. Epicor Retail applications have been designed to be delivered as a complete suite or independently by module, as best-of-breed solutions, which can be integrated into a large retailers existing environment. Epicor Retail can also be delivered preconfigured or hosted with managed services to meet the needs of small and mid-sized retailers. Applications and modules of Epicor Retail include store operations, cross-channel order management, merchandising, planning, sourcing and product lifecycle management, CRM, audit and operations management, business intelligence and financials.

Epicor Vision. Our Vision product is designed for warehouse distributors in the automotive parts aftermarket and office product market.

Epicor Catalyst. Our Catalyst product is designed for large multi-location lumber operations.

Our Industry

The enterprise application software industry is evolving rapidly as companies look to improve their internal systems and processes to more quickly respond to the challenges of an increasingly global economy. While traditional ERP products have focused predominately on “back-office” transactional activities, such as accounting, order management, production and inventory control, enterprise applications have now expanded to include managing interactions across a company’s complete value chain—from customers and partners to suppliers and employees. Along with the increased requirement to manage global operations and data, today’s systems must also automate a much broader and more complex range of administrative, regulatory, and operational business processes—often across multiple industries. Despite the slower than expected worldwide economic recovery, companies are continuing to update their enterprise software applications and invest in new information technologies to drive increased productivity and efficiency. According to Gartner, “For 2015, the worldwide application software market forecast has increased from the 1Q11 forecast of $138.6 billion to $153.9 billion in total software revenue, with a compound annual growth rate (CAGR) of 8.2% for 2010 through 2015. Through 2015, market growth will align to business issues such as business process improvements, reducing enterprise costs, risk management, performance reporting, workforce effectiveness, attracting and retaining customers, managing content of all types, and improving collaboration and social networking. Developing countries are anticipated to be additional growth engines.” With our advanced applications, geographic reach and localized products, we believe our business is well positioned to take advantage of the growth expected in both the large developed markets of North America and Western Europe, as well as emerging markets including Asia-Pacific, Central and Eastern Europe, Latin America, Africa, and the Middle East.

Traditionally, software spending in small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises that make up our core market has outpaced spending in the larger ERP market segment. We believe that businesses in these markets are increasingly taking advantage of information technology to increase productivity and more effectively manage their operations. We have identified a number of common factors we believe drive this demand for technology solutions for our target customers:

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Need for Integrated Business Management Solutions with Vertical-Specific Functionality. Software applications from vendors such as Intuit Inc., Microsoft Corporation, Oracle Corporation, and SAP AG, have a broad or horizontal approach, which we believe do not adequately address the needs of businesses that have high industry-specific functionality requirements. In addition, our typical customer generally does not have a large dedicated technology team to integrate and manage information technology solutions across multiple vendors and partners. As a result, our customers generally prefer a “single point of accountability” with one vendor providing and supporting a large portion of their information technology infrastructure, often on a turnkey basis, which includes software, product support and professional services and, in many cases, extends to hardware, network management, content, and supply chain services.

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Complex Supply Chains. Many of our customers operate in markets that may have multi-level supply chains consisting of manufacturers, distributors and buying groups on the supply side and service providers, commercial customers and consumers on the demand side. Businesses with complex supply chains require more sophisticated, tailored systems and services to operate effectively.

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Inventory Management. Many of our customers operate in complex supply chain environments where they must manage, market and sell large quantities of diverse types of products. They can have complex, high cost, configured products, as well as low value, high velocity inventory. The ability to track and manage inventory more efficiently is critical to improving the operational and financial performance of these organizations.

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Need for Modern Technology. Many of the systems currently in use in the vertical markets that we serve are older, character-based or in house systems, with spreadsheets and custom built databases that provide limited extensibility, scalability or flexibility. As global competition increases, these businesses will need to replace their older systems with more modern, comprehensive business management solutions in order to increase efficiencies and optimize their business performance.

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High Customer Service Requirements. Many of our customers seek to differentiate themselves in their respective marketplaces by providing a high degree of customer service and value added services. Our systems and services are specifically designed to facilitate this level of customer service. For example, in the distribution market, professional and trade customers expect on-time delivery of complex orders to their job sites, the ability to charge the orders to their account and the ability to receive a credit for any unused materials. In order to meet these high service requirements, businesses in the vertical markets we serve are increasingly adopting more advanced business management solutions.

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Increased Adoption of Two-Tier ERP Systems. Larger, distributed enterprises are increasingly adopting what has been termed “two-tier ERP,” where a parent entity retains their corporate system while their subsidiaries, business units and satellite offices standardize on a second ERP system that is typically mid-market focused, provides vertical specialization, increased flexibility and lower cost of ownership.

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Increased Regulatory and Data Security Requirements. Organizations need to be able to effectively support their business initiatives while maintaining compliance with rapidly evolving industry and regulatory standards around information and data security including regulations developed by payment card issuers, through the Payment Card Industry Security Standards Council (PCI SSC), to ensure that organizations properly safeguard sensitive customer information.

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Software as a Service (Saas) and Cloud Computing. Companies are increasingly evaluating applications delivered on a subscription basis or on-demand for their potential ability to lower upfront costs, reduce cost of ownership, stay current with the latest technology, and reduce overall IT complexity. In an increasingly global marketplace, growing companies can leverage applications and solutions delivered over the web anywhere they do business without the requirement to invest in expensive infrastructure and servers.

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Industry Specific Data and Supply Chain Connectivity. Many of our customers are increasingly reliant on industry specific data and analytics to understand and grow their businesses. They benefit from deep vertical domain expertise and industry-specific information. In addition, the small and mid-sized companies we serve need to connect and engage in commerce with an ever expanding network of customers and consumers, channel partners and suppliers globally.

Our Competitive Strengths

We believe that we are well-positioned to capitalize on the following competitive strengths to achieve future growth:

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Deep Vertical Domain Expertise with a Mid-Market Customer Focus. We are focused on mid-market companies in industries and vertical markets that have specialized functionality, terminology, processes and best practices that are critical to their success. Moreover, mid-market businesses in these industries build customer loyalty through high-touch customer services that are key to differentiating them from their larger counterparts. We believe the unique and specialized product and service offerings, which are often the competitive strengths of successful mid-market businesses, are not adequately served by general purpose business software suites. We believe mid-market companies require more cost effective systems that have broad functionality and global capabilities, yet are rapidly implemented, easily adapted and highly configurable to their unique business requirements. We provide the deep industry functionality and domain expertise that our mid-market customers need and require to compete more effectively in their particular markets.

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Recognized Software Brand with Global Scale. We are one of the top 10 largest global ERP vendors and focus predominantly on the mid-market segment. We have operations in more than 150 countries and offer products in more than 30 languages. We are the leading mid-market ERP software provider in a large number of industry verticals and have leading market shares in those vertical markets as a result of our deep sector expertise, valuable technology and content and high quality of customer service. We believe our strong brand and increased scale will provide us with momentum to increase our market share by further penetrating our target markets and expanding our service offerings.

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Large Recurring Revenue Base. Services revenues comprise approximately 50.5% of revenues for the period from Inception to September 30, 2011. These revenues are generally recurring in nature since they are derived primarily from maintenance services, catalog, databases, connectivity, managed services, SaaS offerings and other services. We believe that the generally recurring nature of our maintenance and content and connectivity revenues provides us with a more predictable and stable stream of revenues relative to systems revenues. Most new systems customers subscribe to maintenance services and generally continue to subscribe as long as they use our products. Combining our recurring revenue and systems revenue from existing customers, we derived 87% of our revenue for the twelve months ended September 30, 2011 from our existing customer base. In addition, we have modest capital expenditure requirements that comprised approximately 4% of revenues for the twelve month period ended September 30, 2011, which results in strong cash flow.

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Large Diversified Customer Base Across Multiple Mid-Market Verticals. We serve a large diversified base of over 20,000 customers worldwide across the manufacturing, distribution, retail, services and hospitality industries and are considered leaders in many of our target vertical markets. We also provide industry-specific solutions to a range of subsectors within these vertical markets, including industrial machinery, instrumentation/controls, medical devices, consumer goods, printing and packaging, automotive and aerospace in manufacturing; electrical, industrial, plumbing, heating/ventilation air conditioning, fluid power and fasteners in distribution; hardware stores, home centers, lumber dealers, the automotive aftermarket, lawn and garden, farm and agriculture, pharmacies, apparel and footwear, department stores and general merchandise in retail; financial and professional services providers; and hotels, resorts and entertainment venues in hospitality. In addition, our automotive parts catalog is used by approximately 27,000 locations, many of which are also system customers.

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Strong Customer Retention. We believe our product and service offerings are integral to the operations of our customers’ businesses and switching from our systems generally requires significant time and expense and may present an operating risk for our customers. In addition, our deep vertical focus and strong, on-going customer relationships drive significant industry-specific functionality that would be difficult for competitors to readily replicate. Our service is critical to many customers as small and mid-sized companies typically lack a large, dedicated technology team to implement and support software and other information technology solutions across multiple vendors. Our focus on providing high-value services enhances the “mission critical” nature of our customer relationships. As a result, we have had consistently high historical rates of customer maintenance retention in excess of 90% annually.

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Leading Technology Platform. Our technology and product strategy is designed to increase a business’ efficiency and agility by automating business processes, improving the visibility and reliability of information and supporting rapid processing of increasing volumes of business transactions. Our key products leverage the latest software tools and technologies. We utilize industry-standard, open technologies for database management, operating systems, user-interface components, infrastructure and network connectivity. Increasingly, we develop our applications based on a service oriented architecture (“SOA”) and Web services, a next-generation computing model designed to increase a business’ efficiency and agility and which we believe simplifies the development, maintenance, deployment and customization of our products, all of which are critical to our customer base.

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Global Development Capabilities and Resources. Our global development infrastructure and resources provide us with flexible development capacity to more cost effectively advance the feature sets, technology foundation and architecture of our products. Our global development resources allow parallel development of both technology, tools and functionality “around the clock” to better respond to, and support our customers and markets, which increasingly have worldwide operations and extended global commerce requirements. Our global development centers further allow us increased access to highly technical development resources in lower cost geographies, which is an essential element of our competitive cost structure and operating efficiency.

Our Strategy

We are focused on small and mid-market customers as well as divisions and subsidiaries of Global 1000 companies that require advanced software solutions and products that are catered to meet their needs. The principal features of our strategy are:

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Well Positioned to Capitalize on a Large and Growing Market Opportunity. While many software sectors have matured and growth has moderated, we are focused on several market opportunities that are growing faster than the overall software market, including the mid-market, customer relationship management, supply chain management, human capital management and business intelligence software markets. With a ten to twelve year product life-cycle, we believe our target market is approaching a potentially significant refresh opportunity. We operate in more than 150 countries and have an industry-leading breadth of vertical-specific software offerings catered to our small and mid-market ERP customers and divisions of Global 1000 companies which we believe positions us well to capture such growth.

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Expand Our Position in Vertical and Geographic Markets. We believe that businesses in our target vertical markets are increasingly taking advantage of information technology to more effectively manage their operations. Our software enables customers to leverage a solution tailored to the unique needs of their market, as well as focused industry and vertical expertise, through our professional services organization and strategic relationships with key partners. Customers, particularly in the small and mid-sized markets, can benefit through solutions that are easier to implement, easier to use and require less customization than a horizontal solution. We intend to continue to provide our solutions and serve customers deeper into our target vertical and geographic markets across the globe.

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Maintain Our Technology Leadership. We intend to leverage our large development organization, technical expertise and vertical experience to continue to provide innovative products and services to our customers. Our customer base includes long-term customers using our older, character-based systems, as well as those who have upgraded to our recently developed products running on Microsoft Windows, Linux, AIX and several UNIX platforms. We have developed our current generation of products to provide an efficient migration path for customers operating older systems while preserving existing functionality, vertical domain capabilities and offering significant advantages in ease of use, business process management, ecommerce, collaboration, mobile and Web access, business intelligence and analytics.

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Continue to Improve Operational Efficiencies. We have taken significant steps to improve our cost structure and enhance the efficiency of our operations following the acquisitions and expect to achieve additional cost savings as we continue to integrate our operations. For example, we intend to leverage shared general and administrative costs, rationalize our facilities footprint and reduce certain other costs. From this and other operational areas, we have identified potential synergies, as well as opportunities to leverage our sizeable, global development organization to grow and improve our business.

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Selectively Pursue Acquisition Opportunities. We have a successful track record of acquiring and integrating companies and products that have enabled us to broaden our product and customer portfolios, as well as enhance relationships with many of our existing customers. We intend to continue employing a disciplined and focused acquisition strategy and exploring additional acquisition opportunities of varying sizes to expand our product lines, increase our customer base and enhance relationships with our customers. We will seek to opportunistically acquire businesses, products and technologies in existing or complementary vertical markets at attractive valuations, and through cost and integration synergies, we expect to increase our overall revenue and profitability.

The Transactions

On March 25, 2011 (“Inception”), Eagle Parent, Inc. (“Eagle”) was formed under Delaware law. On May 16, 2011, Eagle acquired Activant Group Inc. (“AGI”), the parent company of Activant Solutions Inc., the Predecessor for reporting purposes, (the “Predecessor” or “Activant”), and Epicor Software Corporation (“Legacy Epicor”) following which, Legacy Epicor, AGI and Activant became wholly-owned subsidiaries of Eagle. These acquisitions and the related transactions are referred to collectively as the “acquisition” or “acquisitions.” Eagle had no activity from Inception to May 16, 2011 except with respect to its formation, the acquisitions and the related financing. We paid net aggregate consideration of $972.5 million for the outstanding AGI equity (including “in-the-money” stock options outstanding immediately prior to the consummation of the acquisition) consisting of $890.0 million in cash, plus $84.1 million cash on hand (net of $2.3 million agreed upon adjustment) and a payment of $5.8 million for certain assumed tax benefits minus the amount of a final net working capital adjustment of $7.4 million, as specified in the Activant Agreement and Plan of Merger dated as of April 4, 2011 between us, AGI, Activant and certain other parties. As of September 30, 2011, all of the consideration had been paid.

Also on May 16, 2011, pursuant to Agreement and Plan of Merger, dated as of April 4, 2011 between us, Legacy Epicor and Element Merger Sub, Inc. (“E Sub”), E Sub acquired greater than 90% of the outstanding capital stock of Legacy Epicor pursuant to a tender offer and was subsequently merged with and into Legacy Epicor, with Legacy Epicor surviving as a wholly-owned subsidiary of the Company. We paid $12.50 per share, for a total of approximately 64.2 million shares, to the holders of Legacy Epicor common stock and vested stock options, which represented net aggregate merger consideration of $802.3 million (including approximately $0.1 million for additional shares purchased at par value to meet the tender offer requirements). As of September 30, 2011, all of the consideration had been paid.

The acquisitions were funded by a combination of an equity investment by funds advised by Apax Partners, L.P. and Apax Partners, LLP, together referred to as (“Apax”), in us of approximately $647.0 million, $870.0 million senior secured term loan facility, $465.0 million in senior notes, $27.0 million drawn on the senior secured revolving credit facility and acquired cash. These acquisitions and merger and the related transactions are referred to collectively as the “acquisition” or “acquisitions.”

Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into Eagle under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and Eagle survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, Eagle changed its name Epicor Software Corporation.

Funds advised by Apax and certain of our employees indirectly own all of the shares of the Company.

The Sponsor

Apax is one of the world’s leading private equity investment groups, operating across the United States, Europe and Asia and has more than 30 years of investing experience. Apax manages private equity assets under management and advice of approximately $40 billion. Funds advised by Apax typically invest in companies with an enterprise value of between $1.5 billion and $7.5 billion and in five core sectors: Retail & Consumer (26% of capital invested), Technology & Telecom (25%), Media (23%), Healthcare (14%) and Financial & Business Services (12%). Apax buys both majority and minority stakes in large companies that have strong, established market positions and provides long-term equity financing to build and strengthen world-class companies.

Apax’s Technology & Telecom team comprises 19 investment professionals, led by Andrew Sillitoe and Salim Nathoo. The technology practice in the United States is led by Jason Wright and Roy Mackenzie, who have over 20 years of combined experience investing in this sector. In the last several years, Apax has invested over $7.8 billion of equity in technology and telecom companies.

Risk Factors

You should carefully consider the information set forth under the caption “Risk Factors” of this prospectus before deciding to invest in the exchange notes.

THE EXCHANGE OFFER

The Initial Offering of Original Notes	On May 16, 2011, we issued in a private placement $465.0 million aggregate principal amount of 8 5/8% Senior Notes due 2019. We refer to these notes as the original notes in this prospectus.

Registration Rights Agreement	Pursuant to the registration rights agreement among us and Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC, as representatives of the initial purchasers, entered into in connection with the private placement of the original notes, we agreed to offer to exchange the original notes for up to $465.0 million aggregate principal amount of 8 5/8% Senior Notes due 2019 that are being offered hereby. We refer to the notes issued for the original notes in this exchange offer as the exchange notes. We have filed this registration statement to meet our obligation under the registration rights agreement. If we fail to satisfy these obligations under the registration rights agreement, we will pay special interest to holders of the original notes under specified circumstances. See “Exchange Offer; Registration Rights.”

The Exchange Offer	We are offering to exchange the exchange notes, which have been registered under the Securities Act of 1933, as amended, or the Securities Act, for the same aggregate principal amount of the original notes.

The original notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will exchange the applicable exchange notes for all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration date of the exchange offer.

The exchange notes will evidence the same debt as the original notes and will be issued under and entitled to the benefits of the same indenture that governs the original notes. Holders of the original notes do not have any appraisal or dissenter rights in connection with the exchange offer. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions, and holders of original notes that have tendered and had their original notes accepted in the exchange offer will have no further registration rights nor the related special interest provisions.

If You Fail to Exchange Your Original Notes	If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the original notes and indenture governing those notes. In general, you may not offer or sell your original notes unless such offer or sale is registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Procedures for Tendering Notes	If you wish to tender your original notes for exchange notes and you hold your original notes in book-entry form, you must request your participant of The Depository Trust Company, or DTC, to, on your behalf, instead of physically completing and signing the letter of transmittal and delivering the letter and your original notes to the exchange agent, electronically transmit an acceptance through DTC’s Automated Tender Offer Program, or ATOP. If your original notes are held in book-entry form and are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your original notes pursuant to this exchange offer.

If you wish to tender your original notes for exchange notes and you hold your original notes in certificated form, you must:

•	complete and sign the enclosed letter of transmittal by following the related instructions, and

•

send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent either (1) with the original notes to be tendered, or (2) in compliance with the specified procedures for guaranteed delivery of the original notes.

Please do not send your letter of transmittal or certificates representing your original notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Resale of the Exchange Notes	Except as provided below, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	the exchange notes are being acquired in the ordinary course of business,

•

you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer,

•	you are not an affiliate of the Company,

•	you are not a broker-dealer tendering original notes acquired directly from us for your account, and

•	you are not prohibited by law or any policy of the Securities and Exchange Commission, or the Commission, from participating in the exchange offer.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties that are not related to us. The Commission has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the Commission would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any exchange notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Record Date	We mailed this prospectus and the related offer documents to the registered holders of the original notes on February 13, 2012.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on March 14, 2012, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. The exchange offer is not conditioned upon any minimum principal amount of the original notes being tendered.

Exchange Agent	Wells Fargo Bank, National Association, is serving as exchange agent for the exchange offer.

Withdrawal Rights	You may withdraw the tender of your original notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. You must follow the withdrawal procedures as described under the heading “The Exchange Offer—Withdrawal of Tenders.”

Federal Income Tax Considerations	The exchange of original notes for the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes for the original notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

THE EXCHANGE NOTES

The form and terms of the exchange notes are the same as the form and terms of the original notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and special interest provisions contained in the original notes. The exchange notes represent the same debt as the original notes for which they are being exchanged. Both the original notes and the exchange notes are governed by the same indenture.

Issuer	Epicor Software Corporation, a Delaware corporation.

Securities Offered	$465,000,000 aggregate principal amount of 8 5/8% senior notes due 2019 (the “notes”).

Maturity Date	The notes will mature on May 1, 2019.

Interest	Interest on the notes will accrue at a rate of 8 5/8% per annum. Interest on the notes will be payable semi-annually in cash in arrears on May 1 and November 1 of each year, commencing November 1, 2011. Interest will accrue from the issue date of the notes.

Guarantees	The notes are fully and unconditionally guaranteed on a senior basis by certain of our existing and future wholly owned domestic restricted subsidiaries.

Ranking	The notes and the guarantees will be our and the guarantors’ general senior obligations and will:

•	rank equally in right of payment to all our and the guarantors’ existing and future senior unsecured debt;

•	rank senior in right of payment to any of our and the guarantors’ future debt that is expressly subordinated in right of payment to the notes and the guarantees;

•

be effectively subordinated to our and the guarantors’ secured indebtedness, including indebtedness under our Senior Secured Credit Facilities, to the extent of the value of the collateral securing such indebtedness; and

•	be structurally subordinated to all of the existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the notes.

At September 30, 2011, we and the guarantors had $867.8 million (before $8.6 million unamortized original issue discount as of September 30, 2011) of secured indebtedness outstanding and an additional $75.0 million of unused commitments available to be borrowed under our revolving credit facility.

Optional Redemption

On or after May 1, 2015, we may redeem some or all of the notes at any time at the redemption prices described in the section “Description of Notes—Optional Redemption.” Prior to such dates, we may redeem some or all of the notes at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. In addition, we may redeem up to 35% of the aggregate principal amount of the notes before May 1, 2014 with the proceeds of certain equity offerings at a redemption price of 108.625% of the principal amount plus accrued and unpaid interest, if any, to the redemption date.

Change of Control	If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see the section “Description of Notes—Change of Control.”

Mandatory Offer to Repurchase Following Certain Asset Sales	If we sell certain assets and do not repay certain debt or reinvest the proceeds of such sales within certain time periods, we must offer to repurchase the notes at the prices listed under “Description of Notes—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of some of our subsidiaries to:

•	incur additional indebtedness;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make investments;

•	create liens or use assets as security in other transactions;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	enter into transactions with affiliates; and

•	sell or transfer certain assets.

These covenants are subject to a number of important qualifications and limitations. See “Description of Notes—Certain Covenants.”

Registration Rights	Pursuant to a registration rights agreement with the initial purchasers, we agreed to file a registration statement with respect to an offer to exchange each of the notes for a new issue of our debt securities registered under the Securities Act, with terms substantially identical to those of the notes (except for the provisions relating to the transfer restrictions and payment of additional interest) and to consummate the exchange offer no later than one year after the issue date of the notes. See “The Exchange Offer; Registration Rights.” If we fail to satisfy our exchange obligations under the registration rights agreement, we will be required to pay additional interest to the holders of the notes under certain circumstances.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of some of the factors you should carefully consider before participating in the exchange offer.

Summary Historical Condensed Consolidated Financial Data and

Unaudited Pro Forma Condensed Combined Financial Data

The following table sets forth summary historical and unaudited pro forma condensed combined financial information for the periods presented. The summary historical consolidated financial information as of September 30, 2010 and for the fiscal years ended September 30, 2009 and 2010 have been derived from, and should be read in conjunction with, the Predecessor’s audited financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of September 30, 2009 has been derived from the Predecessor’s audited financial statements not included in this prospectus. The summary historical consolidated financial information for the period from October 1, 2010 to May 15, 2011 is derived from, and should be read in conjunction with, the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of September 30, 2011 and for the period from Inception to September 30, 2011 is derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed combined statement of operations data has been prepared to give effect to the Transactions as if they had been completed on October 1, 2010.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma condensed consolidated financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Transactions had occurred at any date, and such data do not purport to project our financial position as of any date or our future results of operations for any future period. See “Unaudited Pro Forma Condensed Combined Financial Data” for a complete description of the adjustments and assumptions underlying these summary unaudited pro forma condensed combined financial data.

Please also refer to “Unaudited Pro Forma Condensed Combined Financial Data,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

	Predecessor
	Fiscal Years Ended September 30,		October 1, 2010 to May 15, 2011	Inception to September 30, 2011	Pro Forma
(in thousands)	2009	2010			Fiscal 2011
Statement of Operations Data:
Total revenues	$367,738	$369,222	$227,330	$304,755	$777,055
Operating income (loss)	(45,306)	63,216	19,969	(45,788)	(45,647)
Interest expense	(40,400)	(30,427)	(33,069)	(36,643)	(92,862)
Net income (loss)	(92,035)	24,561	$(8,389)	$(55,968)	$(105,319)

Balance Sheet Data:
Cash and cash equivalents	$44,573	$74,290		$44,796
Working capital	11,561	36,223		8,667
Total assets	851,278	851,906		2,468,331
Total debt	522,895	499,395		1,324,259
Total stockholders’ equity	166,530	196,862		587,716

Other Financial Data:
EBITDA	$7,858	$109,479	$45,647	$4,797
Adjusted EBITDA	$109,950	$113,027	$69,147	$89,635

	Predecessor
(in thousands)	2009	2010	October 1, 2010 to May 15, 2011	Inception to September 30, 2011
Reconciliation of income (loss) from continuing operations to Adjusted EBITDA:
Income (loss) from continuing operations	$(87,860)	$18,740	$(8,389)	$(55,968)
Loss from discontinued operations and gain from sale of discontinued operations, net of taxes (1)	(4,175)	5,821	—	—

Net income (loss)	(92,035)	24,561	(8,389)	(55,968)
Adjustments:
Interest expense	40,400	30,427	33,069	36,643
Income tax expense (benefit) and other income-based taxes	20,880	14,880	(4,355)	(26,594)
Depreciation and amortization	38,613	39,611	25,322	50,716

EBITDA	7,858	109,479	45,647	4,797
Acquisition-related costs	378	2,862	16,846	42,581
Restructuring costs	4,342	2,981	27	11,049
Loss on asset sales	19	—	1,444	33
Gain on retirement of debt	(18,958)	—	—	—
Reversal of disposed of EBITDA from sale of our productivity tools business	4,175	(5,821)	—	—
Purchase accounting adjustments	—	—	—	29,826
Goodwill impairment	107,000	—	—	—
Stock-based compensation	3,569	3,750	5,713	—
Other (2)	1,567	(224)	(530)	1,349

Adjusted EBITDA	$109,950	$113,027	$69,147	$89,635

(1)	Represents the sale of assets related to the sale of Activant’s Productivity Tools Division.
(2)	Represents dividends from investment in IAP and other miscellaneous items

We believe that EBITDA and Adjusted EBITDA are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We believe that these non-GAAP financial measures provide investors with useful tools for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We use EBITDA and Adjusted EBITDA for business planning purposes and in measuring our performance relative to that of our competitors.

We believe EBITDA and Adjusted EBITDA are measures commonly used by investors to evaluate our performance and that of our competitors. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP and our use of the terms EBITDA and Adjusted EBITDA varies from others in our industry. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity.

RISK FACTORS

You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any decision regarding the exchange offer. The risks described below could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to the Exchange Offer

If you fail to follow the exchange offer procedures, your notes will not be accepted for exchange.

We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your notes. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your notes, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your original notes for exchange notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the offering of the original notes, nor do we intend to do so following the exchange offer. Original notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws, and such restrictions may adversely affect the trading price of the original notes. As a result, if you hold original notes after the exchange offer, you may not be able to sell them. To the extent any original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

The pro forma financial information is presented for illustrative purposes only and may not be an indication of our results of operations following the acquisitions.

The pro forma financial information contained in this registration statement is intended to illustrate the effect of the acquisitions and may not be an indication of our results of operations following the acquisition for several reasons. The pro forma financial information has been derived from (i) the audited consolidated financial statements of the Predecessor for the period from October 1, 2010 to May 15, 2011, which have been prepared in accordance with GAAP and included elsewhere in this prospectus (ii) the unaudited consolidated financial statements of Legacy Epicor for the period from October 1, 2010 to May 15, 2011, which have been prepared in accordance with GAAP and (iii) the audited consolidated financial statements of ours for the period from Inception to September 30, 2011, which have been prepared in accordance with GAAP and are included elsewhere in this prospectus. Adjustments and assumptions have been made after giving effect to the acquisitions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. As a result, our results of operations following the acquisitions may not be consistent with, or evident from, the pro forma financial information. The assumptions used in preparing the pro forma financial information may not prove to be accurate. See “Unaudited Pro Forma Condensed Combined Financial Data.”

Risks Related to the Notes

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our Senior Secured Credit Facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness (including covenants in our new Senior Secured Credit Facilities and the indenture that governs the notes), we could be in default under the terms of the agreements governing such indebtedness, including our new Senior Secured Credit Facilities and the indenture that governs the notes. In the event of such default,

•

the holders of such indebtedness may be able to cause all of our available cash flow to be used to pay such indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under our Senior Secured Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Upon any such bankruptcy filing, we would be stayed from making any ongoing payments on the notes, and the holders of the notes would not be entitled to receive post-petition interest or applicable fees, costs or charges, or any “adequate protection” under Title 11 of the United States Code (the “Bankruptcy Code”). Furthermore, if a bankruptcy case were to be commenced under the Bankruptcy Code, we could be subject to claims, with respect to any payments made within 90 days prior to commencement of such a case, that we were insolvent at the time any such payments were made and that all or a portion of such payments, which could include repayments of amounts due under the notes, might be deemed to constitute a preference, under the Bankruptcy Code, and that such payments should be voided by the bankruptcy court and recovered from the recipients for the benefit of the entire bankruptcy estate. Also, in the event that we were to become a debtor in a bankruptcy case seeking reorganization or other relief under the Bankruptcy Code, a delay and/or substantial reduction in payment under the notes may otherwise occur.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Secured Credit Facilities to avoid being in default. If we breach our covenants under our Senior Secured Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our new Senior Secured Credit Facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The notes are not secured by any of our assets and are effectively subordinated to our and the guarantors’ secured debt that is currently outstanding and will be subordinated to any future secured indebtedness to the extent of the assets securing such debt.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured. Our Senior Secured Credit Facilities are secured by a security interest in substantially all of our and the guarantors’ domestic tangible and intangible assets. In addition, the notes and any guarantees rank effectively junior in right of payment to all of our future secured indebtedness and that of any guarantor to the extent of the value of the collateral securing such indebtedness. Additionally, the indenture governing the notes permits us and any guarantors to incur secured indebtedness in the future. If we are declared bankrupt or insolvent, or if we default under our Senior Secured Credit Facilities, the lenders under our Senior Secured Credit Facilities or under any future secured indebtedness could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, such secured creditors could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture under which the notes were issued. Furthermore, if such secured creditors foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description Of Other Indebtedness.”

As of September 30, 2011, we and the guarantors have $867.8 million (before $8.6 million unamortized original issue discount as of September 30, 2011) of senior secured indebtedness. In addition, the indenture permits the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

Under the terms of the indenture governing the notes we may be able to incur substantially more indebtedness.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture limit, but do not prohibit, us and our subsidiaries from incurring additional indebtedness. If we incur any additional indebtedness that ranks equally with the notes and the guarantees, the holders of that indebtedness will be entitled to share ratably with the holders of the notes and the guarantees in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Claims of noteholders will be structurally subordinate to claims of creditors of our subsidiaries, including those that do not guarantee the notes.

The notes are not guaranteed by certain of our domestic subsidiaries or any non-U.S. subsidiaries that we have or may have in the future. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. The indenture governing the notes permits, subject to certain limitations, non-guarantor subsidiaries to incur indebtedness and does not contain any limitations on the amount of certain liabilities (such as trade payables) that may be incurred by them. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of these subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. In the event of the liquidation, dissolution, reorganization, bankruptcy or similar proceeding of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us, a guarantor or the holders of the notes. In any of these events, the assets of that subsidiary that are available to us may not be sufficient assets to pay amounts due on the notes. We do not currently have any non-guarantor domestic subsidiaries with significant assets or liabilities.

You will not have any claim as a creditor against any of our non-guarantor subsidiaries, and indebtedness and other liabilities, including trade payables, of those subsidiaries will effectively be senior to your claims against those subsidiaries. At September 30, 2011, our non-guarantor subsidiaries had $144.4 million of outstanding liabilities, including trade payables. In addition, the indenture under which the notes were issued, subject to certain limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

A court could void our subsidiaries’ guarantees of the notes under fraudulent transfer laws, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Although the guarantees provide you with a direct claim against the assets of the subsidiary guarantors, under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims with respect to a guarantee could be subordinated to all other debts of that guarantor. In addition, a bankruptcy court could void (i.e., cancel) any payments by that guarantor pursuant to its guarantee and require those payments to be returned to the guarantor or to a fund for the benefit of the other creditors of the guarantor.

The bankruptcy court might take these actions if it found, among other things, that when a subsidiary guarantor executed its guarantee (or, in some jurisdictions, when it became obligated to make payments under its guarantee):

•	such subsidiary guarantor received less than reasonably equivalent value or fair consideration for the incurrence of its guarantee; and

•	such subsidiary guarantor:

•	was (or was rendered) insolvent by the incurrence of the guarantee;

•	was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, obligations beyond its ability to pay as those obligations matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it and, in either case, after final judgment, the judgment was unsatisfied.

A bankruptcy court would likely find that a subsidiary guarantor received less than fair consideration or reasonably equivalent value for its guarantee to the extent that it did not receive direct or indirect benefit from the issuance of the notes. A bankruptcy court could also void a guarantee if it found that the subsidiary issued its guarantee with actual intent to hinder, delay, or defraud creditors. Although courts in different jurisdictions measure solvency differently, in general, an entity would be deemed insolvent if the sum of its debts, including contingent and unliquidated debts, exceeds the fair value of its assets, or if the present fair saleable value of its assets is less than the amount that would be required to pay the expected liability on its debts, including contingent and unliquidated debts, as they become due.

We cannot predict what standard a court would apply in order to determine whether a subsidiary guarantor was insolvent as of the date it issued the guarantee or whether, regardless of the method of valuation, a court would determine that the subsidiary guarantor was insolvent on that date, or whether a court would determine that the payments under the guarantee constituted fraudulent transfers or conveyances on other grounds.

If a guarantee is deemed to be a fraudulent transfer, it could be voided altogether, or it could be subordinated to all other debts of the subsidiary guarantor. In such case, any payment by the subsidiary guarantor pursuant to its guarantee could be required to be returned to the subsidiary guarantor or to a fund for the benefit of the creditors of the subsidiary guarantor. If a guarantee is voided or held unenforceable for any other reason, holders of the notes would cease to have a claim against the subsidiary guarantor based on the guarantee and would be creditors only of ours and any subsidiary guarantor whose guarantee was not similarly voided or otherwise held unenforceable.

We may be unable to purchase the notes upon a change of control.

Upon the occurrence of a change of control, as defined in the indenture governing the notes, we will be required to offer to purchase the notes in cash at a price equal to 101% of the principal amount of the notes, plus accrued interest and additional interest, if any. A change of control will constitute an event of default under our Senior Secured Credit Facility that permits the lenders to accelerate the maturity of the borrowings thereunder and may trigger similar rights under our other indebtedness then outstanding. See “Description of Notes—Change of Control.” The failure to repurchase the notes would result in an event of default under the notes. In the event of a change of control, we may not have sufficient funds to purchase all of the notes and to repay the amounts outstanding under our Senior Secured Credit Facility or other indebtedness.

The lenders under our Senior Secured Credit Facilities will have the discretion to release any guarantors under our Senior Secured Credit Facilities in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

While any obligations under our Senior Secured Credit Facilities remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indenture that govern the notes, at the discretion of lenders under our Senior Secured Credit Facilities, if the related guarantor is no longer a guarantor of obligations under our Senior Secured Credit Facilities or any other indebtedness. See “Description of Notes.” The lenders under our Senior Secured Credit Facilities will have the discretion to release the guarantees under our new Senior Secured Credit Facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of the subsidiaries will effectively be senior to claims of noteholders.

An active trading market may not develop for the notes.

The notes are new issues of securities. There is no active public trading market for the notes. The notes are eligible for trading by “qualified institutional buyers,” as defined under Rule 144A, but we do not intend to apply for listing of the notes on a security exchange. The liquidity of the trading market in the notes and the market prices quoted for the notes may be adversely affected by changes in the overall market for this type of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for the notes, you may not be able to sell the notes, or, even if you can sell the notes, you may not be able to sell them at an acceptable price.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit rating will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount or at all.

Certain covenants contained in the indenture will not be applicable during any period in which the notes are rated investment grade.

The indenture governing the notes provides that certain covenants will not apply to us during any period in which the notes are rated investment grade by at least two of Standard & Poor’s, Moody’s and Fitch and no default has otherwise occurred and is continuing under the indenture. The covenants that would be suspended include, among others, limitations on our and our restricted subsidiaries’ ability to pay dividends, incur indebtedness, sell certain assets and enter into certain other transactions. Any actions that we take while these covenants are not in force will be permitted even if the notes are subsequently downgraded below investment grade and such covenants are subsequently reinstated. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, the notes will maintain such ratings. See “Description of Notes—Suspension of Covenants.”

Risks Related to Our Business

Indebtedness

We have substantial indebtedness, which increases our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay dividends.

At September 30, 2011, the maturities of our outstanding debt consisted of $867.8 million (before $8.6 million unamortized original issue discount as of September 30, 2011) of Senior Secured Credit Facility due 2018 and $465.0 million of senior notes due 2019. Our debt service related to the Senior Secured Credit Facility and senior notes for the period from Inception to September 30, 2011 was $65.8 million, including $2.2 million of debt repayment related to the term loan, $27.0 million related to the payoff of the revolver and $36.6 million of interest expense. This amount of indebtedness may limit our flexibility as a result of our debt service requirements, may limit our access to additional capital and to make capital expenditures and other investments in our business, may increase our vulnerability to general adverse economic and industry conditions, may limit our ability to pursue strategic alternatives, including merger or acquisition transactions, to withstand economic downturns and interest rate increases, to plan for or react to changes in our business and our industry to comply with financial and other restrictive covenants in our indebtedness or pay dividends.

Additionally, our ability to comply with the financial and other covenants contained in our debt instruments may be affected by changes in economic or business conditions or other events beyond our control. If we do not comply with these covenants and restrictions, we may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes.

If we are required to restructure or refinance our debt or we believe that it is in our best interest to restructure or refinance our debt, our ability to do so will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations, or such refinancing may not be available on terms acceptable to us or at all. Further, the terms of existing or future debt instruments and the indenture that will govern the notes may restrict us from some of these alternatives.

In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of cash flows and financial resources from additional indebtedness, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Moreover, our Senior Secured Credit Facilities and the indenture that governs the notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions on terms acceptable to us or the proceeds that we could realize from them may not be adequate to meet any debt service obligations then due. Any failure to meet our current or future debt service obligations would have a material adverse effect on our business.

Covenants in the indenture governing the notes, our other debt agreements and debt agreements we may enter into in the future will restrict our business in many ways.

The indenture governing the notes contains various covenants that limit, subject to certain exceptions, our ability and/or our restricted subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase subordinated debt;

•	make loans, investments and capital expenditures;

•	enter into agreements that restrict distributions from our subsidiaries;

•	grant liens on our assets or the assets of our restricted subsidiaries;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all the assets of us and our subsidiaries, taken as a whole, to, another person.

A breach of any of these covenants could result in a default under the indenture governing the notes. Further, additional indebtedness that we incur in the future may subject us to further covenants. Our failure to comply with these covenants could result in a default under the agreements governing the relevant indebtedness. If a default under the indenture or any such debt agreement is not cured or waived, the default could result in the acceleration of debt under our debt agreements that contain cross-acceleration or cross-default provisions, which could require us to repurchase or repay debt prior to the date it is otherwise due and that could adversely affect our financial condition.

Our ability to comply with covenants contained in the indenture and any other debt agreements to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Even if we are able to comply with all of the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

General Business

Unfavorable general economic conditions, including tight credit markets, could materially adversely impact our customers and our business.

Our global operations and financial performance vary significantly in relation to worldwide economic conditions. Uncertainty about current global economic conditions may adversely affect our business and financial performance as consumers and businesses may continue to postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material negative effect on demand for our products and services. A general weakening of, and related declining corporate confidence in, the global economy or the curtailment in government or corporate spending could cause current or potential customers to reduce their IT budgets or be unable to fund software, hardware systems or services purchases, which could cause customers to delay, decrease or cancel purchases of our products and services or cause customers not to pay us or to delay paying us for previously purchased products and services. These and other economic factors have in the past, and could in the future, materially adversely affect demand for our products and services and our financial condition and operating results.

Our quarterly operating results are difficult to predict and subject to substantial fluctuation.

Our and the Predecessor’s quarterly income (loss) from operations has fluctuated significantly in the past. Our operating results may continue to fluctuate in the future as a result of many specific factors that include:

•	continued turmoil in the global economy;

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the demand for our products, including reduced demand related to changes in marketing focus for certain products, software market conditions or general economic conditions as they pertain to information technology (IT) spending;

•	fluctuations in the length of our sales cycles, which may vary depending on the complexity of our products as well as the complexity of the customer’s specific software and service needs;

•	the size and timing of orders for our software products and services, which, because many orders are completed in the final days of each quarter, may be delayed to future quarters;

•	the number, timing and significance of new software product announcements, both by us and our competitors;

•

customers’ unexpected postponement or termination of expected system upgrades or replacement due to a variety of factors including economic conditions, credit availability, changes in IT strategies or management changes;

•	changes in accounting standards, including software revenue recognition standards;

•	currency fluctuations and devaluation; and

•	fluctuations in number of customers continuing to subscribe to maintenance and support services or content and connectivity offerings.

In addition, we have historically realized a significant portion of our software license revenues in the final month of any quarter, with a concentration of such revenues recorded in the final ten business days of that month. Further, we generally realize a significant portion of our annual software license revenues in the final quarter of the fiscal year. If expected sales at the end of any quarter or at the end of any year are delayed for any reason, including the failure of anticipated purchase orders to materialize, or our inability to ship products prior to quarter-end to fulfill purchase orders received near the end of the quarter, our results for that quarter or for the full year could fall below our expectations or those of our stakeholders.

Due to the above factors, among others, our revenues are difficult to forecast. We, however, base our expense levels, including operating expenses and hiring plans, in significant part, on our expectations of future revenue and the majority of our expenses are fixed in the short term. As a result, we may not be able to reduce our expenses quickly enough or in sufficient amounts to offset any expected shortfall in revenue. If this occurs, our operating results could be adversely affected and below expectations.

Further, we have a limited history operating as a combined company and our integration efforts are continuing. As a result of all of these factors and other factors discussed in these risk factors, we believe that period-to-period comparisons of our results of operations are not, and will not, necessarily be meaningful, and you should not rely upon them as an indication of future performance.

Our results have been harmed by, and our future results could be harmed by, economic, political, geographic, regulatory and other specific risks associated with our international operations.

We have significant operations in jurisdictions outside the United States and we plan to continue to expand our international operations and sales activities. We believe that our future growth will be dependent, in part, upon our ability to maintain and increase revenues in our existing and emerging international markets. We can provide no assurance that the revenues that we generate from foreign activities will be adequate to offset the expense of maintaining foreign offices and activities. In addition, maintenance or expansion of our international sales and operations are subject to inherent risks, including:

•	Rapidly changing economic and political conditions;

•	Differing intellectual property and labor laws;

•	Lack of experience in a particular geographic market;

•	Compliance with a wide variety of complex foreign laws, treaties and regulatory requirements;

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Activities by our employees, contractors or agents that are prohibited by United States laws and regulations such as the Foreign Corrupt Practices Act and by local laws prohibiting corrupt payments to government officials or other persons, in spite of our policies and procedures designed to promote compliance with these laws;

•	Tariffs and other barriers, including import and export requirements and taxes on subsidiary operations;

•	Fluctuating exchange rates, currency devaluation and currency controls;

•	Difficulties in staffing and managing foreign sales and support operations;

•	Longer accounts receivable payment cycles;

•	Potentially adverse tax consequences, including repatriation of earnings;

•	Development and support of localized and translated products;

•	Lack of acceptance of localized products or the Company in foreign countries;

•	Shortage of skilled personnel required for local operations; and

•	Perceived health risks, natural disasters, hostilities, political instability or terrorist risks which impact a geographic region and business operations therein.

Any one of these factors or a combination of them could materially and adversely affect our future international sales and, consequently, our business, operating results, cash flows and financial condition.

The failure of our Epicor ERP (E9) or other products to compete successfully could materially impact our ability to grow our business. In addition, we may not be successful in our strategy to expand the marketing of our systems to new retail and ERP subvertical markets, such as pharmacies, which would negatively impact our financial performance.

Epicor ERP (“E9”), our next generation ERP software product, became generally available during the fourth quarter of 2008. If we are not able to continue to successfully market and license E9 or our other products in the future, it may have an adverse effect on our financial condition and results of operations. In addition, we operate in a highly competitive segment of the software industry and if our competitors develop more successful products or services, our revenue and profitability will most likely decline.

We have begun to market our products to new retail, such as pharmacies, and wholesale subvertical markets. Although we have seen encouraging indications of acceptability of our Eagle system in the pharmacy subvertical, there can be no assurance that those early indications will develop into widespread acceptance, that we will be able to successfully compete against incumbent suppliers, or that we will successfully develop industry association relationships which will help lead to penetration of this new subvertical. If we are unable to expand into new subvertical markets, such as pharmacies, our financial performance may be negatively impacted.

The market for our software products and services is highly competitive. If we are unable to compete effectively with existing or new competitors our business could be negatively impacted.

The business information systems industry in general and the manufacturing, distribution, retail, customer relationship management and financial computer software industries specifically, in which we compete are very competitive and subject to rapid technological change, evolving standards, frequent product enhancements and introductions and changing customer requirements. Many of our current and potential competitors have (i) longer operating histories, (ii) significantly greater financial, technical and marketing resources, (iii) greater name recognition, (iv) larger technical staffs and/or (v) a larger installed customer base than ours. In addition, as we continue to sell to larger companies outside the mid-market, we face more competition from large well-established competitors such as SAP AG and Oracle Corporation. A number of companies offer products that are similar to our products and target the same markets. In addition, any of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements (such as commerce on the Internet and Web-based application software), and to devote greater resources to the development, promotion and sale of their products than we can. Furthermore, because there are relatively low barriers to entry in the software industry, we expect additional competition from other established and emerging companies. Such competitors may develop products and services that compete with those offered by us or may acquire companies, businesses and product lines that compete with us. It also is possible that competitors may create alliances and rapidly acquire significant market share, including in new and emerging markets. Competition could cause price reductions, reduced margins or loss of market share for our products and services, any of which could materially and adversely affect our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures that we may face will not materially adversely affect our business, operating results, cash flows and financial condition.

A significant portion of our future revenue is dependent upon our existing installed base of customers continuing to license additional products, as well as purchasing consulting services and continuing to subscribe to maintenance and support services. Our revenues and results of operations could be materially impacted if our existing customers fail to continue, or reduce the level of, their subscriptions to maintenance and support services, or fail to purchase new user licenses or product enhancements or additional services from us at historical levels.

Historically, greater than 87% of our total revenues were generated from our installed base of customers. For certain of our products, maintenance and support agreements with customers are renewed on an annual basis at the customer’s discretion, and for other products, customers may elect to terminate support and maintenance services typically upon 60 days notice. There is normally no requirement that a customer renew maintenance and support or that a customer pay new license or service fees to us following the initial purchase. Some customers have not renewed, terminated, or reduced the level of, maintenance and support services as a result of the recent economic downturn. If our existing customers do not renew or continue maintenance and support services or fail to purchase new user licenses or product enhancements or additional services at historical levels, our revenues and results of operations could be materially impacted.

Our customer base may shrink due to a number of factors which may reduce our revenues, and negatively impact our financial performance.

The markets we serve are highly fragmented. These markets have in the past and are expected to continue to experience consolidation. For example, the hard goods and lumber vertical market served by the Retail segment has experienced consolidation as retail hardware stores and lumber and building materials dealers try to compete with mass merchandisers such as The Home Depot, Inc., Lowe’s Home Centers, Inc. and Menard, Inc.

Our customers may be acquired by companies with their own proprietary business management systems or by companies that utilize a competitor’s system. We may lose these customers as a result of this consolidation.

We may also lose customers if customers exit the markets in which we operate or migrate to competitors’ products and services. For example, if original equipment manufacturers successfully increase sales into the automotive parts aftermarket, our customers in this vertical market may lose revenues, which could adversely affect their ability to purchase and maintain our solutions or stay in business. In addition, the recent economic downturn has caused customers to exit the market altogether. There may be insufficient new customers entering the market to replace the business of exiting customers. Finally, our revenue may also contract if customers reduce the level of maintenance and support services subscribed in response to a downturn in economic and market conditions. For example, as customers reduce their employee base, they may reduce the number of users for which they subscribe for maintenance and support.

If we do not develop new relationships and maintain our existing relationships with key customers and/or well-known market participants, our revenues could decline significantly and our operating results could be materially adversely affected.

We have developed strategic relationships with many well-known market participants in the retail and wholesale distribution vertical markets. For example, we are a preferred and/or a recommended business management solutions provider for the members of the Ace Hardware Corporation, True Value Company and Do it Best Corp. cooperatives and Aftermarket Auto Parts Alliance, Inc. We believe that our ability to increase revenues depends in part upon maintaining our existing customer and market relationships, including exclusive, preferred and/or recommended provider status, and developing new relationships. We may not be able to renew or replace our existing licensing agreements upon expiration or maintain our market relationships that allow us to market and sell our products effectively. The loss or diminishment of key relationships, such as these, in whole or in part, could materially adversely impact our business.

We rely on third-party information for our electronic automotive parts and applications catalog, and we are increasingly facing pressure to present our electronic automotive parts and applications catalog in a flexible format, each of which could expose us to a variety of risks, including increased pressure on our pricing.

We are dependent upon third parties to supply information for our electronic automotive parts and applications catalog. Currently, we obtain most of this information without a signed agreement. In the future, more third-party suppliers may require us to enter into a license agreement and/or pay a fee for the use of the information or may make it more generally available to others. We rely on this third-party information to continually update our catalog. In addition, as a result of competitive pressures and technical requirements, we may be required to provide our electronic automotive parts and applications catalog in a flexible format, which could make it more difficult for us to maintain control over the way information presented in our catalog is used. For example, an industry association is currently developing a data collection format that would make this information more accessible to consumers and provide it in a more usable format. Any significant change in the manner or basis on which we currently receive this information or in which it is made available to others who are or who could become competitors could have a material adverse effect on our electronic automotive parts and applications catalog business, which could have a material adverse effect on our business and results of operations.

If the emerging and current technologies and platforms of Microsoft Corporation and others upon which we build our products do not gain or retain broad market acceptance, or if we fail to develop and introduce in a timely manner new products and services compatible with such emerging technologies, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our software products are built and depend upon several underlying and evolving relational database management system (RDBMS) platforms such as systems offered by Microsoft Corporation, Progress Software Corporation, Oracle Corporation, (MySQL) and Rocket Software, Inc. The market for our software products is subject to ongoing rapid technological developments, quickly evolving industry standards and rapid changes in customer requirements, and there may be existing or future technologies and platforms that achieve industry standard status, which are not compatible with our products. Additionally, because our products rely significantly upon popular existing user interfaces to third party business applications, we must forecast which user interfaces will be or will remain popular in the future. For example, we believe the Internet has and will continue to transform the way businesses operate and the software requirements of customers, who are increasingly shifting towards Web-based applications and away from server-based applications. Specifically, we believe that customers desire business software applications that enable a customer to engage in commerce or service over the Internet. We are proceeding on our previously announced determination to continue with development of several of our primary product lines upon the Microsoft .NET technology. If we cannot continue to develop such .NET-compatible products in time to effectively bring them to market, or if .NET does not continue to be a widely accepted industry standard, or if customers adopt competitors’ products when they shift to Web-based applications, the ability of our products to interface with popular third party applications will be negatively impacted and our competitive position, operating results and revenues could be adversely affected.

New software technologies could cause us to alter our business model resulting in adverse effects on our operating results.

Development of new technologies may cause us to change how we license or price our products, which may adversely impact our revenues and operating results. Developing licensing models include Software as a Service (SaaS), hosting and subscription-based licensing, in which the licensee essentially rents software for a defined period of time, as opposed to the current perpetual license model. We currently offer a hosted model as well as a SaaS model to customers of some of our retail products, and to a limited extent, our ERP customers. Our future business, operating results and financial condition will depend on our ability to effectively train our sales force to sell an integrated comprehensive set of business software products and recognize and implement emerging industry standards and models, including new pricing and licensing models.

Our competitive position and revenues could be adversely affected if we fail to respond to emerging industry standards, including licensing models and end-user requirements.

Our increasingly complex software products may contain errors or defects, which could result in the rejection of our products and damage to our reputation as well as cause lost revenue, delays in collecting accounts receivable, diverted development resources and increased service costs and warranty claims.

Software products offered by us are complex and often contain undetected errors or failures (commonly referred to as bugs) when first introduced to the market or as new updates or upgrades of such products are released to the market. Despite testing by us, and by current and potential customers, prior to general release to the market, our products may still contain material errors. Such material defects or errors may result in loss of or delay in market acceptance, release or shipment of our products, or if the defect or error is discovered only after customers have received the products, these defects or errors could result in increased costs, litigation, customer attrition, reduced market acceptance of our systems and services or damage to our reputation. Ultimately, such errors or defects could lead to a decline in our revenues. We have from time to time been notified by some of our customers of errors in our various software products. If we are unable to correct such errors in a timely manner it could have a material adverse effect on our results of operations and our cash flows. In addition, if material technical problems with the current release of the various database and technology platforms, on which our products operate, including offerings by Progress Software Corporation, Rocket Software, Inc. and Microsoft Corporation (i.e., SQL and .NET), occur, such difficulties could also negatively impact sales of these products, which could in turn have a material adverse effect on our results of operations.

The market for new development tools, application products and consulting and education services continues to emerge, which could negatively affect our client/server and Web-based products, and, if we fail to respond effectively to evolving requirements of these markets, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our development tools, application products and consulting and education services generally help organizations build, customize and deploy solutions that operate in both client/server-computing and Web-based environments. We believe that the environment for application software is continuing to change from client/server to a Web-based environment to facilitate commerce on the Internet. There can be no assurance that we will be able to effectively respond to the evolving transition to Web-based markets. Deterioration in the client/server market or our failure to respond effectively to the transition to and needs of Web-based markets could harm our ability to compete or grow our business which would adversely affect our financial condition and results of operations.

In the event of a failure in a customer’s computer system installed by us or failed installation of a system sold by us, a claim for damages may be made against us regardless of our responsibility for the failure, which could expose us to liability.

We provide business management solutions that we believe are critical to the operations of our customers’ businesses and provide benefits that may be difficult to quantify. In addition, we are introducing new backup products for our customers and assuming additional responsibility for their disaster recovery plans and procedures. Any failure of a customer’s system installed by us or any aborted installation of a system sold by us could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, the limitations on liability we include in our agreements may not be enforceable in all cases, and those limitations on liability may not otherwise protect us from liability for damages. Furthermore, our insurance coverage may not be adequate and that coverage may not remain available at acceptable costs. Successful claims brought against us in excess of our insurance coverage could seriously harm our business, prospects, financial condition and results of operations. Even if not successful, large claims against us could result in significant legal and other costs and may be a distraction to our senior management.

Our software products incorporate and rely upon third party software products for certain key functionality and our revenues, as well as our ability to develop and introduce new products, could be adversely affected by our inability to control or replace these third party products and operations.

Our products incorporate and rely upon software products developed by several other third party entities such as Microsoft Corporation, Progress Software Corporation, and Rocket Software, Inc. Specifically, our software products are built and depend upon several underlying and evolving relational database management system (RDBMS) platforms including Microsoft SQL Server®, Progress OpenEdge™ and Rocket U2™, and also are integrated with several other third party provider products for the purpose of providing or enhancing necessary functionality. In the event that these third party products were to become unavailable to us or to our customers, either directly from the third party manufacturers or through other resellers of such products, we may not be able to readily replace these products with substitute products. We cannot provide assurance that these third parties will:

•	Remain in business;

•	Continue to support our product lines;

•	Maintain viable product lines;

•	Make their product lines available to us on commercially acceptable terms; and

•	Not make their products available to our competitors on more favorable terms.

Any interruption in the short term could have a significant detrimental effect on our ability to continue to market and sell those of our products relying on these specific third party products and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

If we were to lose and not be able to replace the services of the members of our senior management team and other key personnel, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of key personnel, including members of our senior management team and highly skilled employees in technical, marketing, sales and support positions. All of our key employees, including our executive officers, are at-will employees. There can be no assurance that we will continue to attract and retain key personnel, and the failure to do so could have a material adverse effect on our business, operating results, cash flows and condition.

We may pursue strategic acquisitions, investments and relationships and may not be able to successfully manage our operations if we fail to successfully integrate such acquired businesses and technologies, which could adversely affect our operating results.

As part of our business strategy, we may continue to expand our product offerings to include application software products and services that are complementary to our existing software applications, particularly in the areas of electronic commerce or commerce over the Internet, or may gain access to established customer bases into which we can sell our current products. However, in connection with acquisitions, investments in other businesses that offer complementary products, joint development agreements or technology licensing agreements, we commonly encounter the following risks:

•	difficulty in effectively integrating any acquired technologies or software products into our current products and technologies;

•	difficulty in predicting and responding to issues related to product transition such as development, distribution and customer support;

•	adverse impact on existing relationships with third party partners and suppliers of technologies and services;

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failure to retain customers of the acquired company who might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;

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failure to completely identify and resolve in a timely manner material issues associated with product quality, product architecture, product development, intellectual property, key personnel or legal and financial contingencies;

•	difficulty in integrating acquired operations, including incorporating internal control structures, due to geographical distance, and language and cultural differences; and

•	difficulty in retaining employees of the acquired company.

A failure to successfully integrate acquired businesses or technology for any of these reasons could have a material adverse effect on our results of operations.

The anticipated benefits of the acquisitions may not be realized fully and may take longer to realize than expected.

The acquisition involves the integration of two companies that previously operated independently with separate management teams and personnel, product lines and operations. The long-term success of the acquisition will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the two businesses. As part of the integration process, we expect to combine our financial and accounting systems, including transitioning our ERP systems to a single system, combine certain of our locations and the personnel at such locations, centralize our management and make certain other changes to eliminate redundancies inherent in operating two separate companies.

The integration process could result in the loss of key employees or large numbers of employees generally, the disruption of our operations and inconsistencies in standards, controls, procedures and policies, which adversely affect our ability to maintain relationships with customers, providers and employees or to achieve the anticipated benefits of the acquisition. Our efforts to combine and rebrand our product lines may also result in the loss of certain customers or the reduction in sales. In addition, the carrying value of the acquisition premium or goodwill could be adversely affected if our integration efforts are not successful. These integration matters and our significant amount of indebtedness may hinder our ability to make further acquisitions and could have an adverse effect on us for an undetermined period after consummation of the acquisition.

Management has been and will continue to be required to devote significant attention and resources to integrating the two companies. We may not successfully integrate the operations of Activant and Legacy Epicor in a timely manner, or at all, and we may not realize the anticipated benefits of the acquisitions to the extent, or in the anticipated timeframe, which could significantly harm our business. Even if we are able to integrate our business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that we expect to realize or that these benefits will be achieved within a reasonable period of time.

Offshoring and outsourcing certain operations and/or services may adversely affect our ability to maintain the quality of service that we provide and damage our reputation.

As part of our efforts to streamline operations and cut costs, we have outsourced certain operations and services, such as our help desk, and other functions and we will continue to evaluate additional offshoring or outsourcing possibilities. If our outsourcing partners or operations fail to perform their obligations in a timely manner or at satisfactory quality levels or if we are unable to attract or retain sufficient personnel with the necessary skill sets to meet our offshoring needs, the quality of our services, products and operations, as well as our reputation, could suffer. Our success depends, in part, on our ability to manage these difficulties which could be largely outside of our control. In addition, much of our offshoring takes place in developing countries and as a result may also be subject to geopolitical uncertainty. Diminished service quality from offshoring and outsourcing could have an adverse material impact to our operating results due to service interruptions and negative customer reactions.

We have taken restructuring actions in connection with the acquisitions and we may take additional restructuring actions in the future that would result in additional charges which would have a negative impact on our results of operations in the period the action is taken.

As a result of the acquisitions, the current economic conditions and our decision to more properly align our cost structure with our projected revenues, our management approved restructuring plans eliminating certain employee positions and consolidating certain excess facilities. In the period from Inception to September 30, 2011 and for the fiscal year ended September 30, 2010, the Predecessor recorded restructuring charges of approximately $11.0 million and $3.0 million, respectively. As a result of the acquisition and further integration activities, or if we continue to be adversely affected by the global economic downturn, we may decide to take additional restructuring actions to improve our operational efficiencies. Any such decisions could have a material adverse impact on our results of operations for that period.

We have a material amount of goodwill and other acquired intangible assets on our balance sheet and if our goodwill is impaired in the future, we may record charges to earnings, which could adversely impact our results of operations.

As a result of the acquisitions we recorded goodwill of $1,186 million and intangible assets with a fair value of $945 million. We account for goodwill and other intangibles in accordance with relevant authoritative accounting principles. Our goodwill is not amortized and we are required to test the goodwill for impairment at least yearly and test intangibles and goodwill any time there is indication impairment may have occurred. If we determine that the carrying value of the goodwill or other intangible assets is in excess of its fair value, we will be required to write down a portion or all of the goodwill or other acquired intangible assets, which would adversely impact our results of operations and our ability to satisfy financial covenants in our credit agreement.

We rely, in part, on third parties to sell our products. Disruptions to these channels or failure of these channels to adequately market our products would adversely affect our ability to generate revenues from the sale of our products.

We distribute products through a direct sales force as well as through an indirect distribution channel, which includes value added resellers (VARs) and other third party distributors, consisting primarily of professional firms. Our results of operations could be materially and adversely affected if our distributors cease distributing or recommending our products or emphasize competing products. The success of our distributors depends in part upon their ability to attract and retain qualified sales and consulting personnel. Additionally, our distributors may generally terminate their agreements with us upon as little as 30 days notice and almost all distributors may effectively terminate their agreements at any time by ceasing to promote or sell our products. Our results of operations could be adversely affected if our distributors are unable to retain qualified personnel or if several were to cease doing business or terminate their agreements and we are unable to replace them in a timely fashion. Further, there can be no assurance that having both a direct sales force and a third party distribution channel for our products will not lead to conflicts between those two sales forces that could adversely impact our ability to close sales transactions or could have a negative impact upon average selling prices, any of which may negatively impact our operating revenues and results of operations. Finally, many distributors operate on narrow operating margins and may be negatively impacted by weak economic conditions, including the loss of personnel to promote our products and services or inability to remain in business. Our financial condition and operating results could be materially adversely affected if the financial condition of these distributors weakens.

If third parties infringe upon our intellectual property, we may expend significant resources enforcing our rights or suffer competitive injury, which could adversely affect our operating results. In addition, we may be subject to claims that we infringe upon the intellectual property of others.

We consider our proprietary software and the related intellectual property rights in such products to be among our most valuable assets. We rely on a combination of copyright, trademark and trade secret laws (domestically and internationally), employee and third party nondisclosure agreements and other industry standard methods for protecting ownership of our proprietary software. However, we cannot provide assurance that, in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of our products or obtain and use information that we regard as proprietary. From time to time, we have in the past taken legal action against third parties whom we believe were infringing upon our intellectual property rights. However, there is no assurance that the mechanisms that we use to protect our intellectual property will be adequate.

Moreover, we from time to time receive claims from third parties that our software products infringe upon the intellectual property rights of others. We expect that as the number of software products in the United States and worldwide increases and the functionality of these products further overlap, the number of these types of claims will increase. This risk is potentially heightened in such diverse international markets as Eastern Europe, Asia and the Middle East where intellectual property laws are often less rigorous than in the United States. Although it has not yet occurred to date, any such claim, with or without merit, could result in costly litigation and require us to enter into royalty or licensing arrangements or result in an injunction against us. The terms of such royalty or license arrangements, if required, may not be favorable to us.

In addition, in certain cases, we provide the source code for some of our application software under licenses to our customers to enable them to customize the software to meet their particular requirements and to VARs and other distributors or other third party developers to translate or localize the products for resale in foreign countries. Although the source code licenses contain confidentiality and nondisclosure provisions, we cannot be certain that such customers, distributors or third-party developers will take or have taken adequate precautions to protect our source code or other confidential information. Moreover, regardless of contractual arrangements, the laws of some countries in which we do business or distributes our products do not offer the same level of protection to intellectual property as do the laws of the United States.

If open source software expands into enterprise software applications, our software license revenues may decline.

Open source software includes a broad range of software applications and operating environments produced by companies, development organizations and individual software developers and typically licensed for use, distribution and modification at a nominal cost or often, free of charge. To the extent that the open source software models expand and non-commercial companies and software developers create and contribute competitive enterprise software applications to the open source community, we may have to adjust our pricing, maintenance and distribution strategies and models, which could adversely affect our revenue and operating margins.

Unplanned or unforeseeable business interruptions could adversely affect our business.

A number of particular types of business interruptions including natural disaster, terrorist attack or other natural or manmade catastrophe with respect to which we have no control could greatly interfere with our ability to conduct business. For example, a substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults. We do not carry earthquake insurance and do not reserve for earthquake-related losses. In addition, our computer systems are susceptible to damage from fire, floods, earthquakes, power loss, interruptions in cooling systems, telecommunications failures, and similar events. We continue to consider and implement our options and develop contingency plans to avoid and/or minimize potential disruptions to our telecommunication services. However, any force majeure or act of God as described above could cause severe disruptions in our business.

Interruptions in our connectivity applications and our systems could disrupt the services that we provide and materially adversely affect our business and results of operations.

Certain of our customers depend on the efficient and uninterrupted operation of our software connectivity applications, such as AConneX and our Web hosting services. We have in the past experienced interruptions in our AConneX connectivity solution and are currently evaluating and making certain changes and modifications to this service, however, we cannot provide assurance that these changes and modifications will wholly eliminate interruptions, which could harm our brand and customer relations. In addition, our businesses are highly dependent on our ability to communicate with our customers in providing services and to process, on a daily basis, a large number of transactions. We rely heavily on our telecommunications and information technology infrastructure, as well as payroll, financial, accounting and other data processing systems. As we continue to place additional strain on this infrastructure through increasing the number of products that we host, these applications and systems are increasingly vulnerable to damage or interruption from a variety of sources, including natural disasters, telecommunications failures and electricity brownouts or blackouts. If any of these systems fail to operate properly or become disabled, we could suffer financial loss, a disruption of our businesses, or damage to our reputation. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our connectivity applications or in these services. We have certain recovery plans in place to protect our businesses against natural disasters, security breaches, power or communications failures or similar events. At the same time, we have concluded it is not cost effective at this time to maintain any secondary “off-site” systems to replicate our connectivity applications, and we do not maintain and are not contractually required to maintain a formal disaster recovery plan with respect to these applications. Despite our preparations, in the event of a catastrophic occurrence, our disaster recovery plans may not be successful in preventing loss of customer data, service interruptions, disruptions to our operations or ability to communicate with our customers, or damage to our important locations. A loss or damage to our data center, telecommunications or information technology infrastructure, or our connectivity applications, could result in damage to our reputation and lost revenues due to service interruptions and adverse customer reactions.

If we experience shortages or delays in the receipt of equipment or hardware necessary to develop our business management solutions and systems, we may suffer product delays, which could have a material adverse effect on our business and financial results.

We rely on single suppliers or a limited number of suppliers for some of the products and software licenses included in our business management solutions. For example, Dell Inc. is one of our primary suppliers of industry standard server and workstation hardware used in some of our business management solutions. In the past, we have experienced production delays when we were unable to obtain the necessary equipment or hardware. If there is a shortage of, or delay in supplying us with the necessary equipment or hardware, we would likely experience shipment delays and increased costs of developing our business management solutions and systems. This could result in a loss of sales, thus reducing our systems revenue and gross margin.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our reputation and our business and have a material adverse effect on our financial condition and results of operations.

Our ability to successfully implement our business plan and comply with regulations, including the Sarbanes-Oxley Act, requires an effective planning and management process. We are required to document and test our internal controls over financial reporting so that we can provide reasonable assurance with respect to our financial reports and prevent fraud. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, could harm our ability to accurately forecast sales demand, manage our supply chain and record and report our financial performance on a timely and accurate basis, which could materially and adversely affect our results of operations. If our management is unable to annually certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and our financial condition and results of operations.

Fluctuations in foreign currency exchange rates may negatively impact our financial results.

Our results of operations or financial condition may be negatively impacted by fluctuations in foreign currency exchange rates. We operate throughout the world through international sales subsidiaries, networks of exclusive third party distributors, and nonexclusive VARs. As a result, certain sales and related expenses are denominated in currencies other than the United States Dollar. The foreign currencies for which we currently have the most significant exposure are the Australian Dollar, Canadian Dollar, Euro, British Pound, Mexican Peso, and Malaysian Ringgit. Our results of operations may fluctuate due to exchange rate fluctuation between the United States Dollar and other currencies because our financial results are reported on a consolidated basis in United States Dollars. We have historically implemented a foreign exchange hedging program using derivative financial instruments (e.g. forward contracts and options contracts) and operational strategies (e.g. natural hedges, netting, leading and lagging of accounts payables and account receivables) to hedge certain foreign exposures. However, we can provide no assurance that any of these strategies will be effective or continued nor do we rely on our hedging program to eliminate all foreign currency exchange rate risk.

Elimination of or substantial reduction in the Investissement Quebec Credit Program may negatively impact our financial results.

The province of Quebec, Canada has established a program to attract and retain investment in the information technology sector in Quebec. A corporation with employees performing eligible activities can apply for and receive a refund of up to 30% of eligible salaries (Salary Rebate). The program is administered by Investissement Quebec (“IQ”). IQ reviews applications and issues annual eligibility certificates to qualifying companies. IQ also issues annual eligibility certificates confirming named qualifying employees. The payment of the Salary Rebate is made by the Minister of Revenue of Quebec and is subject to audit at a later date. The Salary

Rebate is taxable in the year of receipt. The classification of the rebate to these financial statement line items is consistent with the classification of the qualifying salaries that were eligible for the credit. The program is currently scheduled to extend through 2015 and we plan to continue to apply for the credits for each eligible year. However, there is no guarantee that the program will continue and were the Quebec Government to materially alter or eliminate the program or were subsequent audits by the Minister of Revenue found to materially reduce or eliminate the rebate for any specific year or periods, our financial results at quarter or fiscal year end could be materially and negatively impacted.

The interests of our controlling stockholders (“the sponsors”) may differ from the interests of our other stakeholders.

The interests of the sponsors may differ from our other stakeholders in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our sponsors, as equity holders of the Company, might conflict with the interests of the holders of the notes. The sponsors and their affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to the holders of our notes, including the incurrence of additional indebtedness. Additionally, the indenture governing the notes permits us to pay fees, dividends or make other restricted payments under certain circumstances, and the sponsors may have an interest in our doing so.

The sponsors and their affiliates are in the business of making investments in companies and may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. The interests of the sponsor may differ from the interests of the note holders.

THE TRANSACTIONS

The Acquisitions

On May 16, 2011, pursuant to an Agreement and Plan of Merger, dated as of April 4, 2011 between us, Activant Group Inc. (“AGI”), the parent company of Activant Solutions Inc. (“Activant”), Sun5 Merger Sub, Inc, a wholly-owned subsidiary of the Company (“A Sub”), and certain other parties (the “Activant Agreement and Plan of Merger”), A Sub was merged with and into AGI with AGI surviving as a wholly-owned subsidiary of the Company. We paid net aggregate consideration of $972.5 million for the outstanding AGI equity (including “in-the-money” stock options outstanding immediately prior to the consummation of the acquisition) consisting of $890.0 million in cash, plus $84.1 million cash on hand (net of $2.3 million agreed upon adjustment) and a payment of $5.8 million for certain assumed tax benefits minus the amount of a final net working capital adjustment of $7.4 million, as specified in the Activant Agreement and Plan of Merger. As of September 30, 2011, all of the consideration had been paid.

Also on May 16, 2011, pursuant to Agreement and Plan of Merger, dated as of April 4, 2011 between us, Epicor Software Corporation (“Legacy Epicor”) and Element Merger Sub, Inc. (“E Sub”), E Sub acquired greater than 90% of the outstanding capital stock of Legacy Epicor pursuant to a tender offer and was subsequently merged with and into Legacy Epicor, with Legacy Epicor surviving as a wholly-owned subsidiary of the Company. We paid $12.50 per share, for a total of approximately 64.2 million shares, to the holders of Legacy Epicor common stock and vested stock options, which represented net aggregate merger consideration of $802.3 million (including approximately $0.1 million for additional shares purchased at par value to meet the tender offer requirements).

The acquisitions were funded by a combination of an equity investment by funds advised by Apax Partners, L.P. and Apax Partners, LLP, together referred to as (“Apax”), in us of approximately $647.0 million, $870.0 million senior secured term loan facility, $465.0 million in senior notes, $27.0 million drawn on the senior secured revolving credit facility, and acquired cash.

Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into the Company under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and the Company survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, the Company changed its name from Eagle Parent, Inc. to Epicor Software Corporation.

NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP (Generally Accepted Accounting Principles) financial measures in this registration statement, including earnings before interest, income taxes, depreciation and amortization, or EBITDA, Adjusted EBITDA and segment contribution margin.

In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring and other items that are included in EBITDA and net income as required by various covenants in the indenture governing the notes and our Senior Secured Credit Facilities.

We believe that EBITDA and Adjusted EBITDA are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We believe that these non-GAAP financial measures provide investors with useful tools for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We use EBITDA and Adjusted EBITDA for business planning purposes and in measuring our performance relative to that of our competitors.

We believe EBITDA and Adjusted EBITDA are measures commonly used by investors to evaluate our performance and that of our competitors. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP and our use of the terms EBITDA and Adjusted EBITDA varies from others in our industry. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA and Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA and Adjusted EBITDA:

•	exclude certain tax payments that may represent a reduction in cash available to us;

•	exclude amortization of intangible assets, which were acquired in acquisitions of businesses in exchange for cash;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, product development expenses as well as certain general and administrative expenses, including bad debt expenses and legal settlement fees. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs. Certain of our operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, stock-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income (expense).

We believe contribution margin is a useful financial metric to assist in measuring the performance of each of our segments. Contribution margin is not a presentation made in accordance with GAAP. Additionally, there are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margins. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains “forward-looking statements” within the meaning of securities laws. You should not place undue reliance on these statements. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements include, statements regarding:

•	the economy, IT and software spending and our markets and technology, including Software as a Service and cloud offerings,

•	our strategy and our ability to compete in our markets,

•	the exchange offer,

•	our results of operations, including the financial performance of Activant and Legacy Epicor on a combined basis and cost savings,

•	our ability to generate additional revenue from our current customer base,

•	the impact of new accounting pronouncements,

•	our acquisitions, including statements regarding financial performance, products, and strategies,

•	our credit agreement, our ability to comply with the covenants therein, and the terms for future credit agreements,

•	the life of our assets, including amortization schedules,

•	our sources of liquidity, cash flow from operations and borrowings,

•	our financing sources and their sufficiency,

•	our legal proceedings,

•	compensation of our executive officers and employees,

•	our forward or other hedging contracts, and

•	our tax expense and tax rate.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

This registration statement includes industry data that we obtained from periodic industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

TRADEMARKS

Several trademarks and tradenames appear in this registration statement. The Epicor stylized logo design, Epicor, Activant, Avanté, Manage 2000, Vista, AConneX, PartExpert, Epicor Eagle, Epicor Catalyst, Vantage, Epicor Eclipse, Epicor Prélude, Epicor Vision, ePartExpert, Prophet 21 and Eagle are registered trademarks of ours. Other trademarks and tradenames are used in this registration statement, which identify other entities claiming the marks and names of their products. We disclaim proprietary interest in such marks and names of others.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement we entered into in connection with the issuance of the original notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange original notes in like principal amount. We will cancel and retire all original notes surrendered in exchange for exchange notes in the exchange offer. As a result the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as of September 30, 2011. This information should be read in conjunction with the sections entitled “Management’s Discussion And Analysis of Financial Condition And Results Of Operations,” “Unaudited Pro Forma Condensed Combined Financial Data,” and “Description of Other Indebtedness,” and the historical consolidated financial statements and related notes thereto included in this prospectus. This exchange offer is not expected to materially impact the capitalization noted below.

(in thousands)	As of September 30, 2011
(unaudited)
Cash and cash equivalents	$44,796

Debt:
Senior Notes (1)	$465,000
Senior Secured Credit Facilities (2)	859,244
Other	15

Total debt	1,324,259
Stockholders’ equity (3)	647,000

Total capitalization	$1,971,259

(1)	Represents the principal amount of the notes outstanding as of September 30, 2011.
(2)	Represents the principal amount of the Senior Secured Credit Facilities consisting of (i) an $867.8 million (before unamortized original issue discount of $8.6 million) term loan facility with a seven year maturity outstanding as of September 30, 2011 and (ii) the ability to draw on a $75.0 million revolving credit facility with a five year maturity, of which none was drawn on as of September 30, 2011. For more information, see “Description Of Other Indebtedness—Senior Secured Credit Facilities.”
(3)	In May 2011, EGL Holdco. Inc. contributed to the equity of the Company amounts contributed to it by funds advised by Apax of $647.0 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined statement of operations has been developed by applying pro forma adjustments to our and the Predecessor’s audited consolidated statement of operations, included elsewhere in this prospectus, and to Legacy Epicor’s unaudited condensed consolidated statement of operations from October 1, 2010 to May 15, 2011, not included elsewhere. The unaudited pro forma condensed combined financial statements for the fiscal year ended September 30, 2011 give effect to the acquisitions as if they had occurred on October 1, 2010. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined statements of operations.

Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed

Combined Financial Data

The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed combined statement of operations is presented for informational purposes only. The unaudited pro forma condensed combined statement of operations do not purport to represent what our results of operations would have been had the acquisitions actually occurred on the date indicated, nor do they purport to project our results of operations for any future period or as of any future date. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the information included under the headings “Summary—Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Combined Financial Data,” “The Transactions,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations,” and the audited consolidated financial statements of the Predecessor included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined statement of operations is prepared in conformity with GAAP and is based on the Predecessor’s historical audited financial statements from the period of October 1, 2010 to May 15, 2011 and Legacy Epicor’s historical unaudited financial statements from the period of October 1, 2010 through May 15, 2011 and the consolidated results of our operations for the period from Inception to September 30, 2011. The unaudited pro forma condensed combined statements of operations include the results of the Predecessor during the period from October 1, 2010 to May 15, 2011 as included elsewhere in this document and the results of Legacy Epicor during the period from October 1, 2010 to May 15, 2011 ($285.1 million in total revenues and a net loss of $55.2 million).

The unaudited pro forma condensed combined statement of operations do not include the following non-recurring items: (i) transaction costs associated with the acquisitions and other costs associated with the issuance of the notes; (ii) the write-off of previous debt issuance costs; and (iii) the additional expense associated with accelerated vesting of share-based arrangements.

The acquisitions have been accounted for using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interests which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their full fair value as of the date control is obtained. As of September 30, 2011, the measurement period for the acquisitions is finalized with the exception of the valuation of certain acquired investments and our estimated income tax assets acquired and income tax liabilities assumed as we continue to assess the tax impact of the acquisitions in the various jurisdictions to which we report. We have determined that goodwill arising from these acquisitions will not be deductible for tax purposes.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Fiscal Year Ended September 30, 2011

	October 1, 2010 to May 15, 2011		Inception to September 30, 2011
(in thousands)	Predecessor (a)	Legacy Epicor (b)	Successor	Pro Forma Adj.		Pro Forma
Total revenues	$227,330	$285,064	$304,755	$(40,094	)(h)	$777,055
Operating expenses:
Cost of revenues	87,788	133,571	133,512	(348	)(e)	354,523
Sales and marketing	36,200	62,855	53,657	(1,923	)(e)	150,789
Product development	19,659	36,182	31,417	(13	)(e)	87,245
General and administrative	21,519	34,131	27,611	(1,953	)(e)	82,536
				1,228	(f)
Depreciation and amortization	25,322	20,275	50,716	36,043	(c)	132,356
Acquisition-related costs	16,846	45,712	42,581	(103,851	)(e)	1,288
Restructuring costs	27	2,889	11,049	—		13,965

Total operating expenses	207,361	335,615	350,543	(70,817)		822,702

Operating income (loss)	19,969	(50,551)	(45,788)	30,723		(45,647)
Interest expense	(33,069)	(15,112)	(36,643)	(8,038	)(d)	(92,862)
Other income (expense), net	223	445	(257)	—		411

Loss from continuing operations before income taxes	(12,877)	(65,218)	(82,688)	22,685		(138,098)
Income tax benefit	(4,488)	(10,048)	(26,720)	8,632	(g)	(32,779)

Loss from continuing operations	$(8,389)	$(55,170)	$(55,968)	$14,053		$(105,319)

See accompanying notes to the unaudited pro forma condensed combined financial information

Notes to unaudited pro forma condensed combined statement of operations

(a)	Represents the Predecessor’s consolidated results of operations for the period from October 1, 2010 to May 15, 2011 derived from the audited financial statements included elsewhere within this prospectus.
(b)	Represents Legacy Epicor’s unaudited consolidated results of operations for the period from October 1, 2010 to May 15, 2011.

Adjustments (c) through (d) to the pro forma condensed combined statement of operations for the year ended September 30, 2011, include pro forma adjustments to changes in fair value of the assets acquired along with pro forma adjustments to related financing activities including the senior notes and the 2011 credit agreement.

(c)	Represents the net adjustment to depreciation and amortization expense related to the change in the estimated fair value of the property and equipment and intangible assets acquired in the acquisitions. The revised depreciation expense was calculated using the remaining estimated useful lives as determined by management. The revised amortization expense was calculated using the range of estimated useful lives of 1 to 10 years. The amounts allocated to property and equipment and identifiable intangible assets and the estimated useful lives are based on preliminary fair value estimates under the guidance of ASC 805—Business Combinations. The calculation of the net adjustment to depreciation and amortization expense is as follows:

(in thousands)
New depreciation expense for property and equipment	$6,390
New amortization expense for intangible assets	75,250
Elimination of Activant’s pre-acquisition depreciation and amortization expense, excluding database and software amortization	(25,322)
Elimination of Legacy Epicor’s pre-acquisition depreciation and amortization expense	(20,275)

Net adjustments	$36,043

(d)	Represents the net adjustment to interest expense related to the senior notes and the senior secured credit agreement (the “2011 credit agreement”), calculated as follows:

(in thousands)
Interest expense on senior notes (i)	$(25,066)
Interest expense on 2011 credit agreement (ii)	(27,173)
Interest expense on revolver	(495)
Amortization of debt issuance costs related to the notes (iii)	(1,065)
Amortization of debt issuance costs related to the 2011 credit agreement (iii)	(2,169)
Amortization of debt issuance costs related to the revolver	(234)
Amortization of the original issue discount related to the 2011 credit agreement	(824)
Non-refinanced interest expense	(625)
Legacy Epicor interest on convertible debt	527
Activant interest on subordinated notes	905

Pro forma interest expense	(56,219)
Elimination of Activant’s pre-acquisition interest expense	33,069
Elimination of Legacy Epicor’s pre-acquisition interest expense	15,112

Net adjustments	$(8,038)

(i)	Represents the interest expense for twelve months related to the senior notes in an aggregate principal amount of $465.0 million, bearing an interest rate of 8 5/8% per annum.

(ii)	Represents the interest expense for twelve months related to the 2011 credit agreement in an aggregate principal amount of $870.0 million, bearing a variable interest rate of LIBOR rate plus 375 basis points per annum (5%). The adjustment assumes a LIBOR floor of 1.25%. Once the LIBOR floor is exceeded, each 1/8% fluctuation in the 2011 credit agreement interest rate and a 1% fluctuation in the original issue discount would change pro forma interest expense by approximately $1.1 million per annum.
(iii)	Represents the straight-line amortization (which approximates the effective interest method) of debt issuance costs related to the senior notes over an 8 year period, 2011 credit agreement over a 7 year period and revolving credit facility over a 5 year period.
(e)	Represents historical non-recurring expenses directly attributable to the Acquisition, including the acceleration of stock-based compensation as a result of the immediate vesting of unvested shares upon change of control.
(f)	Represents the advisory fee we are required to pay to Apax Partners, L.P. subsequent to the acquisitions, calculated on an annual basis at a rate of 0.30% of equity investment.
(g)	Represents the adjustment to income taxes to reflect the unaudited pro forma adjustments at a blended statutory rate of 38%, which is comparable to the Company’s overall effective tax rate.
(h)	Represents purchase accounting deferred revenue valuation adjustment.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data for the periods presented. The summary historical consolidated financial information as of September 30, 2010, for the period from October 1, 2010 to May 15, 2011, and for the fiscal years ended September 30, 2009 and 2010 have been derived from, and should be read in conjunction with, the Predecessor’s audited financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of September 30, 2009, 2008 and 2007 and for the fiscal years ended September 30, 2008 and 2007 has been derived from the Predecessor’s audited financial statements not included in this prospectus. The summary historical consolidated financial information as of September 30, 2011 and for the period from Inception through September 30, 2011 are derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus. Please also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the notes to our consolidated financial statements included elsewhere in this prospectus.

	Predecessor
	As of and for the years ended September 30,
(in thousands)	2007	2008	2009	2010	October 1, 2010 to May 15, 2011	Inception to September 30, 2011
Total revenues	$386,733	$404,740	$367,738	$369,222	$227,330	$304,755
Operating expenses:
Cost of revenues	171,175	177,445	150,537	145,129	87,788	133,512
Sales and marketing	59,712	61,933	54,580	56,390	36,200	53,657
Product development	34,159	35,781	31,367	30,917	19,659	31,417
General and administrative	31,165	33,563	26,227	28,116	21,519	27,611
Depreciation and amortization	29,716	36,968	38,613	39,611	25,322	50,716
Impairment to goodwill	—	—	107,000	—	—	—
Acquisition costs	531	1,819	378	2,862	16,846	42,581
Restructuring costs	1,109	2,070	4,342	2,981	27	11,049

Total operating expenses	327,567	349,579	413,044	306,006	207,361	350,543
Operating income (loss)	59,166	55,161	(45,306)	63,216	19,969	(45,788)
Interest expense	(48,117)	(50,798)	(40,400)	(30,427)	(33,069)	(36,643)
Gain on retirement of debt	—	—	18,958	—	—	—
Other income (loss), net	1,529	1,158	(992)	(101)	223	(257)

Income (loss) from continuing operations before income taxes	12,578	5,521	(67,740)	32,688	(12,877)	(82,688)
Income tax expense (benefit)	7,362	4,378	20,120	13,948	(4,488)	(26,720)

Income (loss) from continuing operations	5,216	1,143	(87,860)	18,740	(8,389)	(55,968)
Income (loss) from discontinued operations, net of taxes	(293)	2,478	(4,175)	(357)	—	—
Gain from sale of discontinued operations, net of taxes	—	—	—	6,178	—	—

Net income (loss)	$4,923	$3,621	$(92,035)	$24,561	$(8,389)	$(55,968)

Other Financial Data:
Ratio of earnings to fixed charges (1)	1.26x	1.11x	na	2.04x	na	na

	Predecessor
	As of September 30,
(in thousands)	2007	2008	2009	2010	As of September 30, 2011
Selected Balance Sheet Data:
Cash and cash equivalents	$33,379	$64,789	$44,573	$74,290	$44,796
Working capital	49,078	58,871	11,561	36,223	8,667
Total assets	1,057,682	1,033,732	851,278	851,906	2,468,331
Total debt, including current maturities	632,863	617,112	522,895	499,395	1,324,259
Stockholder’s equity	$256,194	$259,316	$166,530	$196,862	$587,716

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred issuance costs, a portion of rental expense that management believes is representative of the interest component of rental expense, and interest related to uncertain tax positions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our audited consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors”. Unless the context requires otherwise, references in this prospectus to “we,” “our,” “us” and “the Company” are to Epicor Software Corporation and its consolidated subsidiaries, after the consummation of the acquisitions. Unless the context requires otherwise, references in this prospectus to “Legacy Epicor” refer to legacy Epicor Software Corporation and its consolidated subsidiaries prior to the acquisitions and references to “Activant” or “Predecessor” refer to Activant Solutions Inc. and its consolidated subsidiaries.

Overview

We are a leading global provider of enterprise applications software and services focused on small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises. We provide industry-specific solutions to the manufacturing, distribution, retail, services and hospitality sectors. Our fully integrated systems, which primarily include license, hardware, professional and support services, are considered “mission critical” to many of our customers, as they manage the flow of information across the core business functions, operations and resources of their enterprises. By enabling our customers to automate and integrate information and critical business processes throughout their enterprise, as well as across their supply chain and distribution networks, our customers can increase their efficiency and productivity, resulting in higher revenues, increased profitability and improved working capital.

Our fully integrated systems and services include one or more of the following software applications: inventory and production management, supply chain management (“SCM”), order management, point-of-sale (“POS”) and retail management, accounting and financial management, customer relationship management (“CRM”), human capital management (“HCM”) and service management, among others. Our solutions also respond to a requirement for increased supply chain visibility and transparency by offering multichannel e-commerce and collaborative portal capabilities that allow enterprises to extend their business and more fully integrate their operations with those of their customers, suppliers and channel partners. We believe this collaborative approach distinguishes us from conventional enterprise resource planning (“ERP”) vendors, whose primary focus is predominately on internal processes and efficiencies within a single plant, facility or business. For this reason, we believe our products and services have become deeply embedded in our customers’ businesses and are a critical component to their success.

In addition to processing the transactional business information for the vertical markets we serve, our data warehousing, business intelligence and industry catalog and content products aggregate detailed business transactions to provide our customers with advanced multi-dimensional analysis, modeling and reporting of their enterprise-wide data.

We have developed strategic relationships with well-known companies across all segments in which we operate, and have built a large and highly diversified base of more than 20,000 customers who use our systems, maintenance and/or services offerings on a regular, ongoing basis in over 33,000 sites and locations. Additionally, our automotive parts catalog is used at approximately 27,000 locations, many of which are also our systems customers.

We have a global footprint across more than 150 countries and have a strong presence in both mature and emerging markets in North America, Europe, Asia and Australia, with approximately 3,800 employees worldwide as of September 30, 2011. Our software is available in more than 30 languages and we continue to translate and localize our systems to enter new geographical markets. In addition, we have a growing network of over 400 global partners, value-added resellers and systems integrators which provide a comprehensive range of solutions and services based on our software. This worldwide coverage provides us with economies of scale, higher capital productivity through lower cost offshore operations, the ability to more effectively deliver our systems and services to high-growth emerging markets, and to support increasingly global businesses.

We specialize in and target two application software segments: ERP and Retail, which we consider our segments for reporting purposes. These segments are determined in accordance with how our management views and evaluates our business and based on the criteria as outlined in authoritative accounting guidance regarding segments. The Predecessor also had two reporting segments Wholesale Distribution Group, which is now included in our ERP segment, and Retail Distribution Group, which is now included in our Retail segment. The prior periods of the Predecessor have been reclassified to conform to the current period presentation.

Because these segments reflect the manner in which our management views our business, they necessarily involve judgments that our management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Segments may also be changed or modified to reflect technologies and applications that are newly created, change over time, or evolve based on business conditions, each of which may result in reassessing specific segments and the elements included within each of those segments. Future events, including changes in our senior management, may affect the manner in which we present segments in the future.

In this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we discuss results for the Predecessor for the period from October 1, 2010 to May 15, 2011 compared to the Predecessor’s fiscal year ended September 30, 2010. Additionally, we discuss our results from Inception to September 30, 2011 compared to the Predecessor’s fiscal year ended September 30, 2010. When we refer to the acquisition during the period from Inception to September 30, 2011 we are referring to the impact of adding Legacy Epicor financial results for such period. These periods are presented because we believe it assists in a reader’s analysis of our fiscal year ended September 30, 2011 compared to the fiscal year ended September 30, 2010. However, this approach may yield results that are not strictly comparable on a period-to-period basis primarily due to the impact of purchase accounting entries recorded as a result of the May 2011 acquisition. In addition, the financial information has not been prepared as pro forma information and does not reflect all adjustments that would be required if the results for the period described above were reflected on a pro forma basis. Furthermore, this financial information may not reflect the actual financial results we would have achieved absent the May 2011 acquisitions and may vary from actual future financial results.

The Transactions

On March 25, 2011 (“Inception”), Eagle Parent, Inc. (“Eagle”) was formed under Delaware law at the direction of Apax solely for the purpose of acquiring Activant Group Inc. (“AGI”), the parent company of Activant Solutions Inc., the Predecessor for reporting purposes, (the “Predecessor” or “Activant”), and Epicor Software Corporation (“Legacy Epicor”). Prior to May 16, 2011, Eagle did not engage in any business except for activities related to its formation, the acquisitions and arranging the related financing.

On May 16, 2011, pursuant to an Agreement and Plan of Merger, dated as of April 4, 2011 between Eagle, Activant Group Inc. (“AGI”), the parent company of Activant, Sun5 Merger Sub, Inc, a wholly-owned subsidiary of the Company (“A Sub”), and certain other parties (the “Activant Agreement and Plan of Merger”) , A Sub was merged with and into AGI with AGI surviving as a wholly-owned subsidiary of the Company. We paid net aggregate consideration of $972.5 million for the outstanding AGI equity (including “in-the-money” stock options outstanding immediately prior to the consummation of the acquisition) consisting of $890.0 million in cash, plus $84.1 million cash on hand (net of $2.3 million agreed upon adjustment) and a payment of $5.8 million for certain assumed tax benefits minus the amount of a final net working capital adjustment of $7.4 million, as specified in the Activant Agreement and Plan of Merger.

Also on May 16, 2011, pursuant to Agreement and Plan of Merger dated as of April 4, 2011 between us, Legacy Epicor and Element Merger Sub, Inc. (“E Sub”), E Sub acquired greater than 90% of the outstanding capital stock of Legacy Epicor pursuant to a tender offer and was subsequently merged with and into Legacy Epicor, with Legacy Epicor surviving as a wholly-owned subsidiary of the Company. We paid $12.50 per share, for a total of approximately 64.2 million shares, to the holders of Legacy Epicor common stock and vested stock options, which represented net aggregate merger consideration of $802.3 million (including approximately $0.1 million for additional shares purchased at par value to meet the tender offer requirements).

The acquisitions were funded by a combination of an equity investment by funds advised by Apax Partners, L.P. and Apax Partners, LLP together referred to as (“Apax”), in us of approximately $647.0 million, $870.0 million senior secured term loan facility, $465.0 million in senior notes, $27.0 million drawn on senior secured revolving credit facility, and acquired cash.

Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into Eagle under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and Eagle survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, Eagle changed its name to Epicor Software Corporation. Since Activant and Legacy Epicor were both subsidiaries of Eagle, the Reorganization represented a change in legal entities under common control which had no impact on the consolidated financial statements of the Company.

Critical Accounting Policies

Our accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) as set forth in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”). GAAP requires us to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The significant accounting policies which are most critical to aid in fully understanding and evaluating reported financial results include the following:

Revenue Recognition

Our primary sources of revenue are comprised of: licenses, which include the sale or license of software; professional services, which include revenue generated from installation and configuration of our software as well as training and education services; hardware, which consist primarily of computer server and storage product offerings and installation; other, which consists primarily of the sale of business products to our customers; and services, which includes maintenance services and content and supply chain services.

Revenue Recognition of Software Products and Software Related Services

Our revenue recognition for software elements is based on ASC 985-605—Software-Revenue Recognition. Revenue for sales of software licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

For multiple-element software arrangements (software and software related services), we use the residual method of revenue recognition. Under the residual method, consideration is allocated to undelivered elements based upon vendor specific objective evidence (VSOE) of the fair value of those elements, with the residual of the arrangement fee allocated to the software components. We have established VSOE of fair value for each undelivered software element of the sale through independent transactions not sold in connection with a software license. VSOE of fair value of the maintenance services is determined by reference to the price our customers are required to pay for the services when sold-separately. For professional services, VSOE of fair value is based on the hourly or daily rate at which these services were sold without any other product or service offerings.

License Revenues: Amounts allocated to software license revenues that do not require significant customization are recognized at the time of delivery of the software when VSOE of fair value for all undelivered elements exists and all the other revenue recognition criteria have been met. If VSOE of fair value does not exist for all undelivered elements, license revenue is deferred and recognized when delivery or performance of the undelivered element(s) has occurred or when VSOE is established for the undelivered element(s). If maintenance or consulting is the only remaining element for which VSOE of fair value does not exist, then the related license revenue is recognized over the performance period of the service.

Professional Service Revenues: Professional services are sold on a fixed fee and time-and-materials basis. Consulting engagements can last anywhere from one day to several months and are based strictly on the customer’s requirements and complexities. Our software, as delivered, can typically be used by the customer. Our professional services are generally not essential to the functionality of the software, as delivered, and do not result in any material changes to the underlying software code.

For services performed on a time-and-materials basis, revenue is recognized when the services are performed. On occasion, we enter into fixed or “not to exceed” fee arrangements. In these types of arrangements, revenue is recognized as services are proportionally performed as measured by hours incurred to date, as compared to total estimated hours to be incurred to complete the work. If, in the services element of the arrangement we perform significant production, modification or customization of our software, we account for the entire arrangement, inclusive of the software license revenue, using contract accounting as the software and services do not meet the criteria for separation. Revenue from training engagements is generally recognized as the services are performed.

Maintenance Revenues: Maintenance revenues consist primarily of fees for providing unspecified software upgrades on a when-and-if-available basis and technical support over a specified term. Maintenance revenues are typically paid in advance and are recognized on a straight-line basis over the term of the contract.

Revenue Recognition for Hardware and Other Products and Services (Non-software Elements)

Our revenue recognition for non-software elements is based on ASC 605—Revenue Recognition. Revenue for sales of hardware products and other products and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

Revenue Recognition for Multiple Element Arrangements with Software and Non-software Elements

For multi-element arrangements that include non-software elements and software essential to the hardware’s functionality, we allocate revenue to all deliverables based on their relative selling prices. In order to allocate revenue based on each deliverables relative selling price, we have established the best estimated selling price for each item using a hierarchy of VSOE, third-party evidence (TPE), and estimated selling price (ESP). VSOE generally only exists when we sell the deliverable separately and is the price actually charged for that deliverable. TPE of selling price represents the price charged by other vendors of largely interchangeable products in standalone sales to similar customers. ESPs reflect our best estimate of what the selling prices would be if they were sold regularly on a stand-alone basis. We determine ESP for a product or service by considering multiple factors, including, but not limited to, transaction size, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices.

Revenue Recognition for Multiple Element Arrangements with Software and Non-software Elements

For multi-element arrangements that include non-software elements and software not essential to the hardware’s functionality, we first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. Then we further allocate the consideration within the software group to the respective elements within that group following the residual method. After the arrangement consideration has been allocated to the elements, we account for each respective element in the arrangement as described above.

Allowance for Doubtful Accounts

We record allowances for doubtful accounts receivable based upon expected collectability. The reserve is established based upon an analysis of our aged receivables. Additionally, if necessary, a specific reserve for individual accounts is recorded when we become aware of a customer’s inability to meet its financial obligations, such as in the case of a bankruptcy filing or deterioration in the customer’s operating results or financial position. We also regularly review the allowance by considering factors such as historical collections experience, credit quality, age of the accounts receivable balance, and current economic conditions that may affect a customer’s ability to pay. If actual bad debts differ from the reserves calculated, we record an adjustment to bad debt expense in the period in which the difference occurs. Such adjustment could result in additional charges to our results of operations.

Software and Database Development Costs

In accordance with relevant authoritative accounting principles, costs incurred internally in creating computer software products are expensed until technological feasibility has been established which is typically evidenced by a working model. Thereafter and until general release, applicable software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Costs incurred related to the development of databases are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized using the greater of the amount computed using (a) the ratio that current gross revenues to the total anticipated future gross revenues or (b) the straight-line method over the estimated economic life of the product not to exceed five years. Currently, we amortize our software and database development costs using the straight-line method over a period which ranges from three to nine years. We are required to use our professional judgment in determining whether software development costs meet the criteria for immediate expense or capitalization using the criteria described above and evaluate software and database development costs for impairment at each balance sheet date by comparing the unamortized capitalized costs to the net realizable value. The net realizable value is based on the estimated future gross revenue from that product reduced by the estimated future costs of completing, maintaining and disposing of the product.

Business Combinations

We accounted for the acquisitions using the acquisition method of accounting based on ASC 805—Business Combinations, which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their full fair value as of the date control is obtained. The fair value of assets acquired and liabilities assumed has been determined based upon our estimates of the fair values of assets acquired and liabilities assumed in the acquisitions. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. While we used our best estimates and assumptions to measure the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, not to exceed one year from the date of acquisition, any changes in the estimated fair values of the net assets recorded for the acquisitions will result in an adjustment to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations. As of September 30, 2011, the measurement period for the acquisitions is finalized with the exception of the valuation of certain acquired investments and our estimated income tax assets acquired and income tax liabilities assumed as we continue to assess the tax impact of the acquisitions in the various jurisdiction to which we report. We have determined that goodwill arising from these acquisitions will not be deductible for tax purposes.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill is tested for impairment on an annual basis, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. See Note 4 in the Audited Consolidated Financial Statements included elsewhere in this filing for additional information regarding goodwill.

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line method over their estimated period of benefit, which generally ranges from one to ten years. Each period we evaluate the estimated remaining useful life of intangible assets and assess whether events or changes in circumstances warrant a revision to the remaining period of amortization or indicate that impairment exists. No impairments of finite-lived intangible assets have been identified during any of the periods presented. See Note 5 in the Audited Consolidated Financial Statements included elsewhere in this filing for additional information regarding intangible assets.

Income Taxes

We account for income taxes in accordance with relevant authoritative accounting principles. Deferred income taxes are provided for all temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Factors affecting the realizability of our deferred tax assets include our ability to meet future income projections and the success of our tax planning strategies. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period such changes are enacted. A valuation allowance is established against deferred tax assets if the future realization of these assets is not likely based on the weight of the available evidence. Income taxes are provided on the undistributed earnings of foreign subsidiaries that are not considered to be permanently reinvested. As of September 30, 2011, we held $30.1 million of cash in foreign jurisdictions whose earnings are deemed permanently reinvested, and accordingly, we do not plan to repatriate this cash to the U.S.

We recognize and measure benefits for uncertain tax positions which requires significant judgment from management. We evaluate our uncertain tax positions on a quarterly basis and base these evaluations upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 3 below). ASU 2011-04 is effective for us in our second quarter of fiscal 2012 and will be applied prospectively. We are currently evaluating the impact of our pending adoption of ASU 2011-04 on our consolidated financial statements.

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment (ASU 2011-08), to allow entities to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for us in fiscal 2013 and earlier adoption is permitted.

We are currently evaluating the impact of our pending adoption of ASU 2011-08 on our consolidated financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations: In December 2010, the FASB issued Accounting Standards Update No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805)—Business Combinations (ASU 2010-29), to improve consistency in how the pro forma disclosures are calculated. Additionally, ASU 2010-29 enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. We have adopted ASU 2010-29 in our consolidated financial statements for the period from Inception to September 30, 2011. In conjunction with adopting this guidance, we have included a description of any material pro-forma adjustments in the acquisitions footnote included in this filing.

Performing Step 2 of the Goodwill Impairment Test: In December 2010, the FASB issued Accounting Standards Update No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350)—Intangibles—Goodwill and Other (ASU 2010-28). ASU 2010-28 amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. We adopted ASU 2010-28 in our consolidated financial statements for the period from Inception to September 30, 2011. We performed a goodwill impairment test as of July 1, 2011 and did not record an impairment to goodwill. Accordingly, adoption of this guidance did not have a material impact on our consolidated financial statements.

Milestone Method of Revenue Recognition: In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605)—Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. We adopted ASU 2010-28 in our consolidated financial statements for the period from Inception to September 30, 2011, and the adoption of this guidance did not have a material impact on our consolidated financial statements.

Disclosure Requirements Related to Fair Value Measurements: In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level 3 fair value measurements. We adopted ASU 2010-06 in our consolidated financial statements for the period from Inception to September 30, 2011, and we included the required disclosures in the fair value measurements footnote in this filing.

Multiple Deliverable Revenue Arrangements: In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ARP) that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting provided the deliverables meet certain criteria. Additionally, the ASU provided for elimination of the use of the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. A hierarchy for estimating such selling price is included in the update. In order to allocate revenue based on each deliverable’s relative selling price, we established the best estimated selling price for each item using a hierarchy of vendor specific objective evidence, third party evidence and estimated selling price (“ESP”), We determined ESP for a product or service by considering multiple factors, including, but not limited to, transaction size, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. The Predecessor adopted this guidance on a prospective basis on October 1, 2010. For the period from

October 1, 2010 to May 15, 2010, the Predecessor assessed the impact of implementing this guidance and determined it did not have a significant impact on the timing or pattern of revenue recognition. We do not believe it will have a significant impact on the timing or pattern of our future revenue recognition.

Revenue Arrangements Containing Software Elements: In October 2009, the FASB also issued an ASU that provides a list of items to consider when determining whether the software and non-software components function together to deliver a product’s essential functionality. The Predecessor adopted this guidance on a prospective basis on October 1, 2010, and therefore applied it to relevant revenue arrangements originating or materially modified on or after that date. For the period from October 1, 2010 to May 15, 2011, the Predecessor assessed the impact of implementing this guidance and determined it did not have a significant impact on the timing or pattern of revenue recognition. We do not believe it will have a significant impact on the timing or pattern of our future revenue recognition.

Amendments to converge fair value measurements guidance: In May 2011, the FASB issued new authoritative guidance to improve the consistency between US GAAP and IFRS for the accounting and disclosure of fair value measurements. This guidance prohibits the use of block discounts in fair value measurements and clarifies the scope of certain fair value measurement concepts. This guidance requires additional disclosures regarding fair value measurements with unobservable inputs, and additional disclosures about transfers between levels of fair value measurements in the fair value hierarchy. This guidance will become effective for us in the second quarter of fiscal 2012. We are currently evaluating the impact of adopting this guidance.

Presentation of other comprehensive income: In June 2011, the FASB issued new authoritative guidance that increases the prominence of items reported in other comprehensive income “OCI” by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance does not affect the underlying accounting for components of OCI, but will change the presentation of our financial statements. We have adopted this guidance retrospectively in the fiscal year ended September 30, 2011.

Subsequent Events

We evaluated subsequent events through January 10, 2012, the date of issuance of these financial statements.

Components of Operations

The key components of our results of operations are as follows:

Revenues

Our revenues are primarily derived from sales of our systems and services to customers that operate in two segments—ERP and Retail.

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ERP segment—The ERP segment provides (1) distribution solutions designed to meet the expanding requirement to support a demand driven supply network by increasing focus on the customer and providing a more seamless order-to-shipment cycle for a wide range of vertical markets including electrical supply, plumbing, medical supply, heating and air conditioning, tile, industrial machinery and equipment, industrial supplies, fluid power, janitorial and sanitation, medical, value-added fulfillment, food and beverage, redistribution and general distribution; (2) manufacturing solutions designed for discrete and mixed-mode manufacturers with lean and “to-order” manufacturing and distributed operations catering to several verticals including industrial machinery, instrumentation and controls, medical devices, printing and packaging, automotive, aerospace and defense, energy and high tech;

(3) hospitality solutions designed for the hotel, resort, casino, food service, sports and entertainment industry, that can manage and streamline virtually every aspect of a hospitality organization, from POS or property management system integration, to cash and sales management, centralized procurement, food costing and beverage management, core financials and business intelligence for daily reporting and analysis by outlet and property, all within a single solution and (4) professional services solutions designed to provide the project accounting, time and expense management, and financial solutions to support staffing projects effectively, managing engagement delivery, streamlining financial operations and analyzing business performance for serviced-based companies in the consulting, banking, financial services, and software sectors.

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Retail segment—The Retail segment supports both large, distributed POS environments that require a comprehensive multichannel retail solution with store operations, cross-channel order management, CRM, loyalty management, merchandising, business intelligence, audit and operations management capabilities, as well as small- to mid-sized, independent or affiliated retailers that require integrated POS or ERP offerings. Our retail segment caters to hard good and soft good verticals including general merchandise, specialty retailers, apparel and footwear, sporting goods, department stores, independent hardware retailers, lumber and home centers, lawn and garden centers, farm and agriculture, pharmacies, beauty supply and cosmetics, as well as customers involved in the manufacture, distribution, sale and installation of new and remanufactured parts used in the maintenance and repair of automobiles and light trucks in North America, the United Kingdom, and Ireland, including several retail chains in North America.

Our revenues are generated from the following business management solutions and services:

Systems revenues are comprised primarily of:

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License revenues represent revenues from the sale or license of software to customers. The growth in new license revenues that we report is affected by the strength of general economic conditions and our competitive position in the marketplace.

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Professional Services revenues consists primarily of revenues generated from implementation contracts to install and configure our software products. Additionally, we generate revenues from training and educational services to our customers regarding the use of our software products. Our consulting revenues are dependent upon general economic conditions and the level of our license revenues.

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Hardware revenues consists primarily of computer server and storage product offerings, as well as revenues generated from the installation of hardware products. Our hardware revenues are dependent upon general economic conditions, the level of our license revenues, as well as on going purchases from our existing customer base.

•	Other systems revenue consists primarily of sales of business products to our existing customer base.

Services revenues are comprised primarily of maintenance services, content and supply chain services (including recurring revenue such as software as a service (“SaaS”), hosting and managed services). These services are specific to the markets we serve and can complement our software product offerings. Maintenance services include customer support activities, including software, hardware and network support through our help desk, web help, software updates, preventive and remedial on-site maintenance and depot repair services. Content and supply chain services are comprised of proprietary catalogs, data warehouses, electronic data interchange, and data management products. We provide comprehensive automotive parts catalogs, industry-specific analytics and database services related to point-of-sale transaction activity or parts information in other core verticals, as well as, e-Commerce connectivity offerings, hosting, networking and security monitoring management solutions. We generally provide services on a subscription basis, and accordingly these revenues are generally recurring in nature. Of our total revenues for the period from Inception to September 30, 2011, approximately $154.6 million, or 50.7%, was derived from services revenues, which have been a stable and predictable recurring revenue stream for us.

Operating Expenses

Our operating expenses consist primarily of cost of systems revenues, costs of services revenues, sales and marketing, product development, general and administrative expenses, acquisition-related costs and restructuring as well as non-cash expenses, including depreciation and amortization. We allocate overhead expenses including facilities and information technology costs to all departments based on headcount. As such, overhead expenses are included in costs of revenues and each operating expense category. All operating expenses are allocated to segments, except as otherwise noted below.

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Cost of systems revenues—Cost of systems revenues consists primarily of direct costs of software duplication, salary related costs of professional services and installation personnel, royalty payments, our logistics organization, cost of hardware, and allocated overhead expenses.

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Cost of services revenues—Cost of services revenues primarily consists of salary related costs, third party maintenance costs and other costs associated with our help desk, material and production costs associated with our automotive catalog and other content offerings as well as overhead expenses. Generally, our services revenues have a higher gross margin than our systems revenues.

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Sales and marketing—Sales and marketing expense consists primarily of salaries and bonuses, commissions, stock-based compensation expense, travel, marketing promotional expenses and allocated overhead expenses. Corporate marketing expenses are not allocated to our segments. We sell, market and distribute our products and services worldwide, primarily through a direct sales force and internal telesales, as well as through an indirect channel including a network of VARs, distributors, national account groups and authorized consultants who market our products on a predominately nonexclusive basis. Our marketing approach includes developing strategic relationships with many of the well-known market participants in the vertical markets that we serve. In addition to obtaining endorsements, referrals and references, we have data licensing and supply chain service agreements with many of these influential businesses. The goal of these programs is to enhance the productivity of the field and inside sales teams and to create leveraged selling opportunities, as well as offering increased benefits to our customers by providing access to common industry business processes and best practices.

Incentive pay is a significant portion of the total compensation package for all sales representatives and sales managers. Our field sales teams are generally organized by new business sales, which focuses on identifying and selling to new customers and teams focused on customers that are migrating from one of our legacy systems to one of our new solution offerings. We also have dedicated inside sales teams that focus on selling upgrades and new software applications to our installed base of customers.

In recognition of global opportunities for our software products, we have committed resources to a global sales and marketing effort. We have established offices worldwide to further such sales and marketing efforts. We sell our products in Europe, Central and South America, Africa, Asia Pacific and the Middle East through a mix of direct operations, VARs and certain third-party distributors. The Company translates and localizes certain products directly or on occasion through outside contractors, for sale in Europe, the Middle East, Africa, Latin America and Asia Pacific.

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Product development—Product development expense consists primarily of salaries and bonuses, stock-based compensation expense, outside services and allocated overhead expenses. Our product development strategy combines innovative new software capabilities and technology architectures with our commitment to the long-term support of our products to meet the unique needs of our customers and vertical industries we serve. We seek to enhance our existing product lines, offer streamlined upgrade and migration options for our existing customers and develop compelling new products for our existing customer base and prospective new customers.

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General and administrative—General and administrative expense primarily consists of salaries and bonuses, stock-based compensation expense, outside services, and facility and information technology allocations for the executive, finance and accounting, human resources and legal service functions. Bad debt expenses and legal settlement fees are allocated to our segments and the remaining general and administrative expenses are not allocated.

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Depreciation and amortization—Depreciation and amortization expense consists of depreciation attributable to our fixed assets and amortization attributable to our intangible assets. Depreciation and amortization are not allocated to our segments.

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Acquisition- related costs—Acquisition-related costs consists primarily of sponsor arrangement fees, legal fees, investment banker fees, bond breakage fees, due diligence fees, costs to integrate acquired companies, and costs related to contemplated business combinations and acquisitions. Acquisition-related costs are not allocated to our segments.

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Restructuring costs—Restructuring costs relate to management approved restructuring actions to eliminate certain employee positions and to consolidate certain excess facilities with the intent to integrate acquisitions and streamline and focus our operations to properly align our cost structure with our projected revenue streams. Restructuring costs are not allocated to our segments.

Non-Operating Expenses

Our non-operating expenses consist of the following:

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Interest expense—Interest expense represents interest and amortization of our original issue discount and deferred financing fees related to our outstanding debt as a result of our May 16, 2011 acquisition. Additionally, the Predecessor’s interest expense represents interest and amortization of deferred financing fees related to the Predecessor’s debt.

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Other income (expense), net—Other income (expense), net primarily consists of interest income, other non-income based taxes, foreign currency gains or losses and gains or losses on marketable securities.

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Income tax expense—Income tax expense is based on federal, state and foreign taxes owed in these jurisdictions in accordance with current enacted laws and tax rates. Our income tax provision includes current and deferred taxes for these jurisdictions, as well as the impact of uncertain tax benefits for the estimated tax positions taken on tax returns.

General Business Trends

Demand for our systems and support offerings are correlated with the overall macroeconomic conditions. The global economic recovery has slowed significantly during 2011. The United States economy remains weak, marked by unstable economic growth and an uncertain outlook. In the short term, exchange rate volatility and external shocks, such as the EU sovereign debt crisis, will continue to adversely impact the economy. Longer term growth will continue to be influenced by mild private consumption increases, on-going high unemployment and a weak residential housing market. The European Union (EU) recovery has stalled due to the sovereign debt crisis, fiscal austerity, high unemployment and depressed construction. We expect the EU economy will continue to face instability until the European Central Bank provides a clear signal to the markets that it is ready to provide the liquidity needed to stabilize the financial system.

Despite the slower macroeconomic conditions, our ERP segment has performed well. However, our Retail segment has been adversely impacted by ongoing high unemployment, weak residential housing market, and falling consumer confidence. We continue to evaluate the economic situation, the business environment and our outlook for changes. We continue to focus on executing in the areas we can control by continuing to provide high value products and services while managing our expenses.

Results of Operations

Inception to September 30, 2011 Compared to Predecessor Year Ended September 30, 2010

Total revenues

Our ERP and Retail segments accounted for approximately 59% and 41%, respectively, of our revenues during the period from Inception to September 30, 2011. This compares to the year ended September 30, 2010, in which the Predecessor’s ERP and Retail segments accounted for approximately 41% and 59%, respectively, of its revenues. See Note 11 to our consolidated financial statements for further information on our segments, including a summary of our segment revenues and contribution margin.

The following table sets forth, for the periods indicated, our segment revenues by systems and services and the variance thereof:

		Predecessor
(in thousands, except percentages)	Inception to September 30, 2011	Year Ended September 30, 2010	Variance $	Variance %
ERP revenues:
Systems:
License	$46,796	$22,459	$24,337	108.4%
Professional Services	48,457	21,944	26,513	120.8%
Hardware	5,913	8,488	(2,575)	(30.3)%
Other	185	6	179	2983.3%

Total Systems	101,351	52,897	48,454	91.6%
Services	77,567	99,233	(21,666)	(21.8)%

Total ERP revenues	$178,918	$152,130	$26,788	17.6%

Retail revenues:
Systems:
License	$12,240	$21,931	$(9,691)	(44.2)%
Professional Services	17,852	14,341	3,511	24.5%
Hardware	16,652	31,934	(15,282)	(47.9)%
Other	2,071	5,321	(3,250)	(61.1)%

Total Systems	48,815	73,527	(24,712)	(33.6)%
Services	77,022	143,565	(66,543)	(46.4)%

Total Retail revenues	$125,837	$217,092	$(91,255)	(42.0)%

Total revenues:
Systems:
License	$59,036	$44,390	$14,646	33.0%
Professional Services	66,309	36,285	30,024	82.7%
Hardware	22,565	40,422	(17,857)	(44.1)%
Other	2,256	5,327	(3,071)	(57.6)%

Total Systems	150,166	126,424	23,742	18.8%
Services	154,589	242,798	(88,209)	(36.3)%

Total revenues	$304,755	$369,222	$(64,467)	(17.5)%

The following table sets forth, for the periods indicated, our systems and services revenues with the deferred revenue purchase accounting adjustment excluded from each segment and shown separately, which allows revenue to be provided without the impact of the deferred revenue purchase accounting adjustment.

		Predecessor
(in thousands, except percentages)	Inception to September 30, 2011	Year Ended September 30, 2010	Variance $	Variance %
Systems revenues:
ERP	$102,651	$52,897	$49,754	94.1%
Retail	50,021	73,527	(23,506)	(32.0)%
Deferred Revenue Purchase Accounting Adjustment	(2,506)	—	(2,506)	—

Total systems revenues	150,166	126,424	23,742	18.8%

Services revenues:
ERP	103,035	99,233	3,802	3.8%
Retail	78,320	143,565	(65,245)	(45.4)%
Deferred Revenue Purchase Accounting Adjustment	(26,766)	—	(26,766)	—

Total services revenues	154,589	242,798	(88,209)	(36.3)%

Total revenues:
ERP	205,686	152,130	53,556	35.2%
Retail	128,341	217,092	(88,751)	(40.9)%
Deferred Revenue Purchase Accounting Adjustment	(29,272)	—	(29,272)	—

Total revenues	$304,755	$369,222	$(64,467)	(17.5)%

Total revenues for the period from Inception to September 30, 2011 decreased by $64.5 million, or 17.5%, compared to the year ended September 30, 2010. Predecessor systems and services revenues decreased by $78.6 million and $156.5 million, respectively, net of deferred revenue purchase accounting adjustments of $1.5 million and $7.4 million, respectively. The decrease in revenues is primarily attributable to the inclusion of four and one half months of operations of the Predecessor as compared to twelve months of operations of the Predecessor, offset by the inclusion of four and one half months of operations of Legacy Epicor, as well as maintenance support price increases and content and connectivity revenue growth. Legacy Epicor revenues for the period from Inception to September 30, 2011 were $170.6 million, net of a $20.4 million deferred revenue purchase accounting adjustment.

The following amounts are stated net of deferred revenue purchase accounting adjustments.

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ERP revenues—Total ERP revenues increased by $26.8 million, or 17.6% in the period from Inception to September 30, 2011 as compared to the year ended September 30, 2010, driven by an increase of $118.2 million as a result of the addition of the acquisition of Legacy Epicor, partially offset by the decrease in Predecessor ERP revenues of $91.4 million which was primarily attributable to the comparison of a four and a half month period with a twelve month period. ERP systems revenues increased by $48.5 million primarily as a result of revenues from Legacy Epicor of $73.4 million, partially offset by a decrease in Predecessor ERP systems revenues of $24.9 million (net of $0.3 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a four and a half month period with a twelve month period. ERP services revenues decreased by $21.7 million primarily as a result of a decrease in Predecessor ERP services revenues of $66.5 million (net of $6.1 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a four and a half month period with a twelve month period, partially offset by revenues from Legacy Epicor of $44.9 million as well as maintenance support price increases and new customer maintenance support revenues less legacy platform maintenance attrition related to the Predecessor..

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Retail revenues—Total retail revenues decreased by $91.3 million, or 42.0% in the period from Inception to September 30, 2011 as compared to the year ended September 30, 2010 as a result of a decrease in the Predecessor’s total Retail revenues of $143.6 million primarily attributable to the comparison of a four and a half month period with a twelve month period, partially offset by $52.3 million in revenues from Legacy Epicor. Retail systems revenues decreased by $24.7 million primarily as a result of a decrease in Predecessor retail systems revenue of $53.6 million (net of a $1.2 million deferred revenue purchase accounting adjustment) primarily attributable to the comparison of a four and a half month period with a twelve month period as well as lower sales of hardware products and licenses to existing customers as a result of stronger prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the prior year, partially offset by systems revenues from Legacy Epicor of $28.9 million. Retail services revenues decreased by $66.5 million, primarily as a result of a decrease in Predecessor retail services revenues of $90.0 million (net of a $1.3 million deferred revenue purchase accounting adjustment) as a result of comparing a four and a half month period with a twelve month period, partially offset by services revenues from Legacy Epicor of $23.4 million as well as price increases for support services and new customer maintenance support revenues related to the Predecessor.

Total operating expenses

The following table sets forth our cost of revenues for the periods indicated and the variance thereof:

		Predecessor
(in thousands, except percentages)	Inception to September 30, 2011	Year Ended September 30, 2010	Variance $	Variance %
Cost of systems revenues	$81,272	$67,986	$13,286	19.5%
Cost of services revenues	52,240	77,143	(24,903)	(32.3)%

Total cost of revenues	$133,512	$145,129	$(11,617)	(8.0)%

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Cost of systems revenues—Cost of systems revenues increased by $13.3 million in the period from Inception to September 30, 2011 as compared to the year ended September 30, 2010, primarily as a result of incremental cost of systems revenues from Legacy Epicor of $57.8 million and higher mix of professional services revenue, partially offset by a decrease in Predecessor costs of systems revenues of $44.5 million attributable to the comparison of a four and a half month period with a twelve month period as well as a mix shift of less hardware revenue and more software revenue.

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Cost of services revenues—Cost of services revenues decreased by $24.9 million in the period from Inception to September 30, 2011 as compared to the year ended September 30, 2010, primarily as a result of a decrease in Predecessor costs of services revenues of $49.4 million attributable to the comparison of a four and a half month period with a twelve month period, partially offset by incremental cost of services revenues from Legacy Epicor of $24.9 million.

The following table sets forth the other operating expenses for the periods indicated and the variance thereof:

		Predecessor
(in thousands, except percentages)	Inception to September 30, 2011	Year Ended September 30, 2010	Variance $	Variance %
Sales and marketing	$53,657	$56,390	$(2,733)	(4.8)%
Product development	31,417	30,917	500	1.6%
General and administrative	27,611	28,116	(505)	(1.8)%
Depreciation and amortization	50,716	39,611	11,105	28.0%
Acquisition- related costs	42,581	2,862	39,719	1387.8%
Restructuring costs	11,049	2,981	8,068	270.6%

Total other operating expenses	$217,031	$160,877	$56,154	34.9%

Total other operating expenses increased by $56.2 million, or 34.9%, for the period from Inception to September 30, 2011, compared to the year ended September 30, 2010. The increase was driven primarily by $120.4 million of incremental operating costs from Legacy Epicor as well as one-time acquisition related and restructuring costs, partially offset by the comparison of a four and a half month period with a twelve month period of the Predecessor’s operating expenses.

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Sales and marketing—Sales and marketing expenses decreased by $2.7 million, or 4.8%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a four and a half month period with a twelve month period, partially offset by an increase as a result of $33.7 million of incremental sales and marketing expenses from Legacy Epicor.

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Product development—Product development expenses increased by $0.5 million, or 1.6%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The increase was primarily a result of $20.4 million of incremental product development expenses from Legacy Epicor, partially offset by the comparison of a four and a half month period with a twelve month period related to Predecessor expenses.

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General and administrative—General and administrative expenses decreased by $0.5 million, or 1.8%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a four and a half month period with a twelve month period including a $1.8 million increase in the Predecessor stock based compensation expense, partially offset by an increase as a result of $16.5 million of incremental general and administrative costs from Legacy Epicor.

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Depreciation and amortization—Depreciation and amortization expense was $50.7 million for the period from Inception to September 30, 2011 compared to $39.6 million for the year ended September 30, 2010, an increase of $11.1 million. The increase was the result of an incremental $26.0 million of depreciation and amortization expense from Legacy Epicor as well as the impact of additional amortization on increased intangible assets, partially offset by a decrease attributable to the comparison of a four and a half month period with a twelve month period related to Predecessor expenses.

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Acquisition-related costs—Acquisition related costs were $42.6 million for the period from Inception to September 30, 2011 compared to $2.9 million for the year ended September 30, 2010. The increase in acquisition related costs were a result of legal, professional, integration and other transaction costs related to the acquisitions in May 2011.

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Restructuring costs—During the period from Inception to September 30, 2011, we incurred $11.0 million of restructuring costs as a result of our management approved restructuring actions primarily related to eliminating certain employee positions and consolidating certain excess facilities with the intent to streamline and focus our operations and more properly align our cost structure with our projected revenue streams. During the year ended September 30, 2010, the Predecessor incurred $3.0 million of restructuring related charges, primarily related to the eliminating of certain employee positions. See Note 9 to our consolidated financial statements.

Interest expense

Interest expense for the period from Inception to September 30, 2011 was $36.6 million compared to $30.4 million for the year ended September 30, 2010. The increase in interest expense was primarily a result of increased debt levels after the acquisitions as well as the amendment of the Predecessor’s former credit facility which resulted in higher interest rates, partially offset by the decrease attributable to the comparison of a four and a half month period with a twelve month period related to Predecessor expenses.

Other income (expense), net

Other expense for the period from Inception to September 30, 2011 was $0.3 million as compared to $0.1 million for the year ended September 30, 2010. The increase in expense in the period from Inception to September 30, 2011 was primarily the result of an increase in foreign exchange losses, partially offset by a $0.5 million franchise tax charge in the prior period.

Income tax expense (benefit)

We recognized an income tax benefit of $26.7 million, or 32.3% of pre-tax loss, for the period from Inception to September 30, 2011 compared to income tax expense of $13.9 million, or 42.7% of pre-tax income from continuing operations, in the year ended September 30, 2010. The income tax rate decreased over the prior year period primarily due to $3.8 million of income tax expense recognized by the Predecessor during the fiscal year ended September 30, 2010 upon receipt of a dividend from a foreign subsidiary. The decrease in income tax expense for the period from Inception to September 30, 2011 compared to September 30, 2010 is primarily a result of the net loss in the period from inception to September 30, 2011, compared to the predecessor’s net income during the fiscal year ended September 30, 2010. See Note 10 to our consolidated financial statements for additional information about income taxes.

Contribution margin

The results of the reportable segments are derived directly from our management reporting system. The results are based on our method of internal reporting using segment contribution margin as a measure of operating performance and are not necessarily in conformity with accounting principles generally accepted in the United States (“GAAP”). Our management measures the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data is not reviewed by our management at the segment level and therefore is not included.

Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and legal settlement fees. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs.

Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, stock-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income.

There are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margins. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.

The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. We use contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While our management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements. In addition, our calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.

Contribution margin for the period from Inception to September 30, 2011 and for the year ended September 30, 2010 is as follows:

		Predecessor
(in thousands, except percentages)	Inception to September 30, 2011	Year Ended September 30, 2010	Variance $	Variance %
ERP	$40,787	$65,987	$(25,200)	(38.2)%
Retail	41,149	70,351	(29,202)	(41.5)%

Total segment contribution margin	$81,936	$136,338	$(54,402)	(39.9)%

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ERP contribution margin—The contribution margin for ERP decreased by $25.2 million. The decrease was primarily attributable to the comparison of a four and a half month period with a twelve month period, partially offset by $13.1 million of incremental contribution margin from Legacy Epicor.

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Retail contribution margin—The contribution margin for Retail decreased by $29.2 million. The decrease was primarily attributable to the comparison of a four and a half month period with a twelve month period as well as the impact of lower sales of hardware products and licenses to existing customers as a result of prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the prior year, partially offset by $17.0 million of incremental contribution margin from Legacy Epicor.

The reconciliation of total segment contribution margin to income (loss) from continuing operations before income taxes is as follows:

		Predecessor
(in thousands)	Inception to September 30, 2011	Fiscal Ended September 30, 2010
Total segment contribution margin	$81,936	$136,338
Corporate and unallocated costs	(22,824)	(23,918)
Stock-based compensation expense	—	(3,750)
Rent purchase accounting adjustment	(178)
Inventory purchase accounting adjustment	(376)	—
Depreciation and amortization	(50,716)	(39,611)
Acquisition-related costs	(42,581)	(2,862)
Restructuring costs	(11,049)	(2,981)
Interest expense	(36,643)	(30,427)
Other expense, net	(257)	(101)

Income (loss) from continuing operations before income taxes	$(82,688)	$32,688

October 1, 2010 to May 15, 2011 (Predecessor) Compared to the Year Ended September 30, 2010 (Predecessor)

Total revenues

The Predecessor’s ERP and Retail segments accounted for approximately 44% and 56%, respectively, of its revenues during the period from October 1, 2010 to May 15, 2011. This compares to the fiscal year ended September 30, 2010, where the Predecessor’s ERP and Retail segments accounted for approximately 41% and 59%, respectively, of its revenues. See Note 11 to our consolidated financial statements for further information on our segments, including a summary of our segment revenues and contribution margin.

The following table sets forth, for the periods indicated, its segment revenues by systems and services and the variance thereof:

	Predecessor
(in thousands, except percentages)	October 1, 2010 to May 15, 2011	Year Ended September 30, 2010	Variance $	Variance %
ERP revenues:
Systems:
License	$17,037	$22,459	$(5,422)	(24.1)%
Professional Services	13,765	21,944	(8,179)	(37.3)%
Hardware	6,338	8,488	(2,150)	(25.3)%
Other	4	6	(2)	(33.3)%

Total Systems	37,144	52,897	(15,753)	(29.8)%
Services	63,571	99,233	(35,662)	(35.9)%

Total ERP revenues	$100,715	$152,130	$(51,415)	(33.8)%

Retail revenues:
Systems:
License	$11,155	$21,931	$(10,776)	(49.1)%
Professional Services	9,106	14,341	(5,235)	(36.5)%
Hardware	13,217	31,934	(18,717)	(58.6)%
Other	3,127	5,321	(2,194)	(41.2)%

Total Systems	36,605	73,527	(36,922)	(50.2)%
Services	90,010	143,565	(53,555)	(37.3)%

Total Retail revenues	$126,615	$217,092	$(90,477)	(41.7)%

Total revenues:
Systems:
License	$28,192	$44,390	$(16,198)	(36.5)%
Professional Services	22,871	36,285	(13,414)	(37.0)%
Hardware	19,555	40,422	(20,867)	(51.6)%
Other	3,131	5,327	(2,196)	(41.2)%

Total Systems	73,749	126,424	(52,675)	(41.7)%
Services	153,581	242,798	(89,217)	(36.7)%

Total revenues	$227,330	$369,222	$(141,892)	(38.4)%

Total revenues for the period from October 1, 2010 to May 15, 2011 decreased by $141.9 million, or 38.4%, compared to the fiscal year ended September 30, 2010. The decrease in revenues over the comparable period a year ago is primarily attributable to the comparison of a seven and a half month period with a twelve month period as well as the impact of lower sales of hardware products and licenses to our Retail customers as a result of prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the prior year, partially offset by large strategic deals to our ERP customers as well as maintenance support price increases and content and connectivity revenue growth.

•

ERP revenues—Total ERP revenues decreased by $51.4 million, or 33.8% for the period from October 1, 2010 to May 15, 2011 compared to the fiscal year ended September 30, 2010, primarily as a result of the comparison of a seven and a half month period with a twelve month period. ERP systems revenues decreased by $15.8 million primarily as a result of the comparison of a seven and a half month period with a twelve month period, partially offset by higher average selling prices to new customers due to large strategic deals in the current year. ERP services revenues decreased by $35.7 million primarily as a result of the comparison of a seven and a half month period with a twelve month period and legacy platform maintenance attrition, partially offset by increased revenue from content and connectivity offerings, maintenance support price increases and new customer maintenance support revenues.

•

Retail revenues—Total retail revenues decreased by $90.5 million, or 41.7% for the period from October 1, 2010 to May 15, 2011 compared to the fiscal year ended September 30, 2010 primarily as a result of the comparison of a seven and a half month period with a twelve month period. Retail systems revenues decreased by $36.9 million as a result of the comparison of a seven and a half month period with a twelve month period as well as lower sales of hardware products and licenses to existing customers as a result of stronger prior year system sales driven by payment card industry compliance, and lower average selling prices to new customers due to large strategic deals in the prior year. Services revenues decreased by $53.6 million primarily as a result of the comparison of a seven and a half month period with a twelve month period as well as legacy platform attrition, partially offset by price increases for support services and increased revenue from content and connectivity offerings.

Total operating expenses

The following table sets forth the Predecessor’s cost of revenues for the periods indicated and the variance thereof:

	Predecessor
(in thousands, except percentages)	October 1, 2010 to May 15, 2011	Year Ended September 30, 2010	Variance $	Variance %
Cost of systems revenues	$39,922	$67,986	$(28,064)	(41.3)%
Cost of services revenues	47,866	77,143	(29,277)	(38.0)%

Total cost of revenues	$87,788	$145,129	$(57,341)	(39.5)%

•

Cost of systems revenues—Cost of systems revenues decreased by $28.1 million for the period from October 1, 2010 to May 15, 2011 compared to the fiscal year ended September 30, 2010. The decrease in cost of systems revenues is primarily attributable to the comparison of a seven and a half month period with a twelve month period as well as a higher mix of license revenue and lower mix of hardware revenue.

•

Cost of services revenues—Cost of services revenues decreased by $29.3 million for the period from October 1, 2010 to May 15, 2011 compared to the fiscal year ended September 30, 2010. The decrease in cost of services revenues over the comparable period a year ago is primarily attributable to the comparison of a seven and a half month period with a twelve month period as well as lower salary related expenses due to lower headcount in the period from October 1, 2010 to May 15, 2011.

The following table sets forth the other operating expenses for the periods indicated and the variance thereof:

	Predecessor
(in thousands, except percentages)	October 1, 2010 to May 15, 2011	Year Ended September 30, 2010	Variance $	Variance %
Sales and marketing	$36,200	$56,390	$(20,190)	(35.8)%
Product development	19,659	30,917	(11,258)	(36.4)%
General and administrative	21,519	28,116	(6,597)	(23.5)%
Depreciation and amortization	25,322	39,611	(14,289)	(36.1)%
Acquisition- related costs	16,846	2,862	13,984	488.6%
Restructuring costs	27	2,981	(2,954)	(99.1)%

Total other operating expenses	$119,573	$160,877	$(41,304)	(25.7)%

Total other operating expenses decreased by $41.3 million, or 25.7%, for the period from October 1, 2010 to May 15, 2011, compared to the fiscal year ended September 30, 2010. The decrease was primarily attributable to the comparison of a seven and a half month period with a twelve month period and lower restructuring costs partially offset by higher acquisition related costs.

•

Sales and marketing—Sales and marketing expenses decreased by $20.2 million, or 35.8%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily the result of the comparison of a seven and a half month period with a twelve month period, partially offset by $1.5 million increase in stock based compensation expense primarily due to accelerated vesting of outstanding options as a result of the Activant acquisition and lower employee related expenses.

•

Product development—Product development expenses decreased by $11.3 million, or 36.4%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily the result of the comparison of a seven and a half month period with a twelve month period partially offset by higher vacation related compensation expense.

•

General and administrative—General and administrative expenses decreased by $6.6 million, or 23.5%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily the result of the comparison of a seven and a half month period with a twelve month period, partially offset by $0.4 million increase in stock based compensation expense primarily due to accelerated vesting of outstanding options as a result of the Activant acquisition, $0.5 million one-time sales tax audit assessment and $0.7 million of customer legal settlement costs.

•

Depreciation and amortization—Depreciation and amortization expense was $25.3 million for the period from October 1, 2010 to May 15, 2011 compared to $39.6 million for the year ended September 30, 2010. The decrease was primarily the result of the comparison of a seven and a half month period with a twelve month period.

•

Acquisition-related costs—Acquisition related costs were $16.8 million for the period from October 1, 2010 to May 15, 2011 compared to $2.9 million for the year ended September 30, 2010. The increase in acquisition related costs was a result of legal, professional and other transaction costs related to the acquisitions as well as integration related costs.

•

Restructuring costs—During the period from October 1, 2010 to May 15, 2011, we incurred less than $0.1 million of restructuring costs compared to $3.0 million during the year ended September 30, 2010 as a result of our restructuring actions primarily related to eliminating certain employee positions and consolidating certain excess facilities with the intent to streamline and focus our operations and more properly align our cost structure with our projected revenue streams. See Note 9 to our consolidated financial statements.

Interest expense

Interest expense for the period from October 1, 2010 to May 15, 2011 was $33.1 million compared to $30.4 million for the year ended September 30, 2010. The increase in interest expense was primarily a result of the write-off of deferred financing fees associated with the retired debt instruments of approximately $10.5 million as well as the amendment of the former credit facility which resulted in higher interest rates, partially offset by the comparison of a seven and a half month period with a twelve month period.

Other income (expense), net

Other income (expense), net for the period from October 1, 2010 to May 15, 2011 was $0.2 million as compared to ($0.1) million for the year ended September 30, 2010. The period from October 1, 2010 to May 15, 2011 included income of $1.5 million related to a dividend from our joint venture, Internet Autoparts, Inc., partially offset by a loss on dissolution of a subsidiary with cumulative translation losses of $1.4 million. Other expense, net in the prior period included a $0.5 million franchise tax charge, partially offset by higher foreign exchange gains.

Income tax expense (benefit)

The Predecessor recognized an income tax benefit of $4.5 million, or 34.9% of pre-tax loss, for the period from October 1, 2010 to May 15, 2011 compared to income tax expense of $13.9 million, or 42.7% of pre-tax income from continuing operations, in the year ended September 30, 2010. The income tax rate decreased over the prior period due primarily to $6.2 million of income tax expense included in the fiscal year ended September 30, 2010, for a dividend received from a subsidiary. The Predecessor’s effective tax rate for the period from October 1, 2010 to May 15, 2011 differed from the statutory rate primarily due to non-deductible transaction costs and the tax cost of repatriation of earnings from foreign subsidiaries. As of September 30, 2011, we had $30.1 million of cash held in foreign locations whose earnings are permanently reinvested and, therefore, not planned for repatriation to the U.S. See Note 7 to our consolidated financial statements for additional information about income taxes.

Contribution margin

The results of the reportable segments are derived directly from the Predecessor’s managements reporting system. The results are based on its method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States (“GAAP”). The Predecessor’s management measured the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data was not reviewed by the Predecessor’s management at the segment level and therefore is not included.

Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and legal settlement fees. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that the Predecessor allocated to the segments to determine segment contribution margin. These expenses primarily included information technology services, facilities, and telecommunications costs.

Certain of the Predecessor’s operating expenses were not allocated to segments because they were separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, stock-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income.

There were significant judgments that the Predecessor’s management made with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margins. While management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than management.

The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. The Predecessor used contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in the Predecessor’s financial statements. In addition, the Predecessor’s calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.

Contribution margin for the period from October 1, to May 15, 2011 and for the year ended September 30, 2010 is as follows:

	Predecessor
(in thousands, except percentages)	October 1, 2010 to May 15, 2011	Year Ended September 30, 2010	Variance $	Variance %
ERP	$44,049	$65,987	$(21,938)	(33.2)%
Retail	40,981	70,351	(29,370)	(41.7)%

Total segment contribution margin	$85,030	$136,338	$(51,308)	(37.6)%

•

ERP contribution margin—The contribution margin for ERP decreased by $21.9 million for the period from October 1, 2010 to May 15, 2011 as compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a seven and a half month period with a twelve month period partially offset by large strategic sales in the October 1, 2010 to May 15, 2011 period as well as a favorable mix of higher license revenue and lower employee related costs due to lower headcount in the same period.

•

Retail contribution margin—The contribution margin for Retail decreased by $29.4 million for the period from October 1, 2010 to May 15, 2011 as compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a seven and a half month period with a twelve month period as well as the impact of lower sales of hardware products and licenses to Retail customers as a result of prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the prior year partially offset by lower employee relates costs due to lower headcount in the same period.

The reconciliation of total segment contribution margin to income (loss) from continuing operations before income taxes is as follows:

	Predecessor
(in thousands)	October 1, 2010 to May 15, 2011	Year Ended September 30, 2010
Total segment contribution margin	$85,030	$136,338
Corporate and unallocated costs	(17,153)	(23,918)
Stock-based compensation expense	(5,713)	(3,750)
Depreciation and amortization	(25,322)	(39,611)
Acquisition-related costs	(16,846)	(2,862)
Restructuring costs	(27)	(2,981)
Interest expense	(33,069)	(30,427)
Other income, net	223	(101)

Income (loss) from continuing operations before income taxes	$(12,877)	$32,688

Year Ended September 30, 2010 Compared to the Year Ended September 30, 2009

Total revenues

The Predecessor’s ERP and Retail segments accounted for approximately 41% and 59%, respectively, of their revenues during the fiscal year ended September 30, 2010. This compares to the year ended September 30, 2009, where the Predecessor’s ERP and Retail segments accounted for approximately 42% and 58%, respectively, of their revenues. See Note 11 to our consolidated financial statements for further information on our segments, including a summary of the Predecessor’s segment revenues and contribution margin.

The following table sets forth, for the periods indicated, its segment revenues by systems and services and the variance thereof:

	Predecessor
	Year Ended September 30,
(in thousands, except percentages)	2010	2009	Variance $	Variance %
ERP revenues:
Systems:
License	$22,459	$25,018	$(2,559)	(10.2)%
Professional Services	21,944	24,762	(2,818)	(11.4)%
Hardware	8,488	8,580	(92)	(1.1)%
Other	6	6	—	—

Total Systems	52,897	58,366	(5,469)	(9.4)%
Services	99,233	97,087	2,146	2.2%

Total ERP revenues	$152,130	$155,453	$(3,323)	(2.1)%

Retail revenues:
Systems:
License	$21,931	$18,245	$3,686	20.2%
Professional Services	14,341	13,986	355	2.5%
Hardware	31,934	25,630	6,304	24.6%
Other	5,321	6,159	(838)	(13.6)%

Total Systems	73,527	64,020	9,507	14.9%
Services	143,565	147,892	(4,327)	(2.9)%

Total Retail revenues	$217,092	$211,912	$5,180	2.4%

Other revenues:
Systems:
License	$—	$1	$(1)	(100.0)%
Professional Services	—	37	(37)	(100.0)%
Hardware	—	63	(63)	(100.0)%
Other	—	1	(1)	(100.0)%

Total Systems	—	102	(102)	(100.0)%
Services	—	271	(271)	(100.0)%

Total Other revenues	$—	$373	$(373)	(100.0)%

Total revenues:
Systems:
License	$44,390	$43,264	$1,126	2.6%
Professional Services	36,285	38,785	(2,500)	(6.4)%
Hardware	40,422	34,273	6,149	17.9%
Other	5,327	6,166	(839)	(13.6)%

Total Systems	126,424	122,488	3,936	3.2%
Services	242,798	245,250	(2,452)	(1.0)%

Total revenues	$369,222	$367,738	$1,484	0.4%

Total revenues for the year ended September 30, 2010 increased by $1.5 million, or 0.4%, compared to the year ended September 30, 2009. The increase in revenues over the comparable period a year ago is primarily a result of an increase in total Retail systems revenues as well as an increase in ERP services revenues, partially offset by a decrease in total ERP systems revenues as well as a decrease in Retail services revenues.

•

ERP revenues—Total ERP revenues decreased by $3.3 million, or 2.1% for the year ended September 30, 2010 compared to the year ended September 30, 2009, primarily due to a reduction in the unit volume of new system sales and associated professional services revenues, primarily due to a lagging economic recovery in commercial construction and other sectors partially offset by the sale of additional products and modules. ERP services revenues increased primarily as a result of support price increases partially offset by customer attrition.

•

Retail revenues—Total Retail revenues increased by $5.2 million, or 2.4% for the year ended September 30, 2010 compared to the year ended September 30, 2009, primarily as a result of an increase in the average transaction size of new customers and customer migration system sales due to large strategic transitions and sales to multi chain stores including those in newer markets. In addition, strong sales of additional products and modules to existing customers contributed to increased Retail systems revenues. Retail services revenues decreased primarily as a result of a contractual price reduction and ongoing legacy platform attrition, partially offset by support price increases and growth in content and connectivity offerings.

Total operating expenses

The following table sets forth the Predecessor’s cost of revenues for the periods indicated and the variance thereof:

	Predecessor
	Year Ended September 30,
(in thousands, except percentages)	2010	2009	Variance $	Variance %
Cost of systems revenues	$67,986	$68,934	$(948)	(1.4)%
Cost of services revenues	77,143	81,603	(4,460)	(5.5)%

Total cost of revenues	$145,129	$150,537	$(5,408)	(3.6)%

•

Cost of systems revenues—Cost of systems revenues decreased by $0.9 million for the year ended September 30, 2010 compared to the year ended September 30, 2009, primarily as a result an increased mix of hardware revenue resulting from strong sales of additional products and modules to existing customers.

•

Cost of services revenues—Cost of services revenues decreased by $4.5 million for the year ended September 30, 2010 compared to the year ended September 30, 2009, primarily as a result of labor related cost reductions on legacy platforms, reductions in third party maintenance and support costs, outside services and higher database capitalization partially offset by increased compensation related expense.

The following table sets forth the other operating expenses for the periods indicated and the variance thereof:

	Predecessor
	Year Ended September 30,
(in thousands, except percentages)	2010	2009	Variance $	Variance %
Sales and marketing	$56,390	$54,580	$1,810	3.3%
Product development	30,917	31,367	(450)	(1.4)%
General and administrative	28,116	26,227	1,889	7.2%
Depreciation and amortization	39,611	38,613	998	2.6%
Impairment to goodwill	—	107,000	(107,000)	(100.0)%
Acquisition- related costs	2,862	378	2,484	657.1%
Restructuring costs	2,981	4,342	(1,361)	(31.3)%

Total other operating expenses	$160,877	$262,507	$(101,630)	(38.7)%

Total other operating expenses decreased by $101.6 million, or 38.7%, for the year ended September 30, 2010 compared to the year ended September 30, 2009. The decrease was primarily a result of the impairment of goodwill recorded in the year ended September 30, 2009, lower restructuring costs, reduced compensation related expenses and increased software development capitalization, partially offset by higher commissions and outside service costs.

•

Sales and marketing—Sales and marketing expenses increased by $1.8 million, or 3.3%, for the year ended September 30, 2010 compared to the year ended September 30, 2009. The increase was primarily the result of an increase of $3.7 million in commissions, $1.2 million in outside services and $0.2 million in marketing related expenses, partially offset by a reduction of $2.2 million in compensation related expenses and associated allocated expenses, $0.4 million in relocation and recruiting, $0.4 million in marketing expenses, $0.1 million in travel and training costs, and $0.2 million in telecommunication expenses.

•

Product development—Product development expenses decreased by $0.5 million, or 1.4%, for the year ended September 30, 2010 compared to the year ended September 30, 2009. The decrease was primarily the result of a reduction of $0.6 million in compensation related expenses and associated allocated expenses and lower software development expenses of $1.5 million as a result of more of these costs being capitalized, partially offset by an increase of $1.4 million in outside services.

•

General and administrative—General and administrative expenses increased by $1.9 million, or 7.2%, for the year ended September 30, 2010 compared to the year ended September 30, 2009. The increase is primarily the result of $0.6 million in bad debt expense, $0.4 million in compensation and employee related expenses, $0.4 million in insurance costs, and $0.3 million in travel and training costs.

•

Depreciation and amortization—Depreciation and amortization expense was $39.6 million for the year ended September 30, 2010 compared to $38.6 million for the year ended September 30, 2009. The increase was primarily a result of an increase in capital expenditures during fiscal year 2010.

•

Impairment of goodwill—The Predecessor accounted for goodwill and other intangibles in accordance with relevant authoritative principles. Business acquisitions typically result in goodwill and other intangible assets, and the recorded values of those assets may become impaired in the future. The determination of the value of these intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements. Goodwill and other intangibles are tested for impairment on an annual basis as of July 1, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. The Predecessor’s annual testing in fiscal year 2010 indicated no impairment of goodwill had occurred, and the Predecessor had no write-offs to goodwill or other intangible assets. During fiscal year 2009, due to the global economic recession, credit crisis and the significant decrease in the level of overall consumer spending, including spending in the vertical markets that the Predecessor served, the Predecessor recorded a goodwill impairment charge of $107.0 million in Retail.

•

Acquisition-related costs—Acquisition related costs were $2.9 million for the year ended September 30, 2010 compared to $0.4 million for the year ended September 30, 2009. The increase in acquisition related costs were a result of legal, professional and other transaction costs related to various transactions.

•

Restructuring costs—During fiscal years 2010 and 2009, the Predecessor undertook restructuring actions primarily related to eliminating certain employee positions and consolidating certain excess facilities with the intent to streamline and focus their operations and more properly align their cost structure with their projected revenue streams. The Predecessor recorded restructuring charges in the years ended September 30, 2010 and 2009 of $3.0 million and $4.3 million, respectively, related to these actions.

Interest expense

Interest expense for the year ended September 30, 2010 was $30.4 million compared to $40.4 million for the year ended September 30, 2009. The decrease in interest expense was primarily a result of the reduction in the Predecessor’s outstanding debt as a result of principal payments and repurchases of the Predecessor’s existing debt made in the past two fiscal years totaling approximately $117.7 million as well as continued lower interest rates throughout the year ended September 30, 2010.

Gain on retirement of debt

During the year ended September 30, 2009, the Predecessor repurchased approximately $60.7 million in face value of the senior subordinated notes due 2016 in open market transactions for an aggregate purchase price of approximately $41.1 million (including accrued interest of $1.3 million). In connection with the debt repurchase, the Predecessor wrote off deferred financing costs and other transaction fees of $1.9 million. As a result of these repurchases the Predecessor recorded a gain on retirement of debt in the amount of $19.0 million. The Predecessor did not repurchase any debt during the fiscal year ended September 30, 2010.

Other income (expense), net

Other expense, net for the year ended September 30, 2010 was $0.1 million compared to $1.0 million for the year ended September 30, 2009. The decrease was primarily a result of lower interest income in the year ended September 30, 2010 compared to the prior period due to a decrease in interest rates as well as a decrease in the Predecessor’s short-term investments.

Income tax expense

The Predecessor recognized income tax expense of $13.9 million, or 42.7% of pre-tax income from continuing operations for the year ended September 30, 2010, compared to income tax expense of $20.1 million, or (29.7)% of pre-tax income from continuing operations, excluding the impairment of goodwill, in the comparable period in 2009. The 2010 effective tax rate differs from the statutory U.S. federal income tax rate of 35% due to a deemed dividend from a foreign subsidiary, foreign tax credits, state taxes, changes in tax rates applied to deferred taxes, earnings in foreign jurisdictions taxed at different rates, permanent differences between GAAP pre-tax income and taxable income, and changes in reserves for uncertain tax positions. During the fourth quarter of fiscal year 2010, the Predecessor recorded a tax liability of $3.8 million, of which $2.2 million related to prior years, associated with a deemed dividend from one of the Predecessor’s foreign subsidiaries. The deemed dividend occurred due to a re-characterization for tax purposes of certain intercompany balances between the Predecessor and one of its foreign subsidiaries and this subsidiary’s undistributed earnings.

As of September 30, 2010, the Predecessor had $10.8 million of federal and state loss carry-forwards that expire between 2011 and 2028, if not utilized earlier. It also had foreign net operating loss carry-forwards of $0.1 million expiring in 2028, and $18.8 million that are not subject to expiration. Substantially all of the Predecessor’s operating income from continuing operations was generated from domestic operations during 2010 and 2009. The Predecessor had not provided for U.S. federal income and foreign withholding taxes on approximately $15.0 million of certain non-U.S. subsidiaries’ undistributed earnings as of September 30, 2010. These earnings would become subject to taxes of approximately $2.3 million, if they were actually or deemed to be remitted to the Predecessor’s parent company as dividends or if the Predecessor should sell our stock in these subsidiaries. See Note 7 to our consolidated financial statements for additional information about income taxes.

Contribution margin

As previously described, the Predecessor’s management measures the performance of each segment based on several metrics, including contribution margin, which is not a financial measure calculated in accordance with GAAP. For more information on segment contribution margin and our methodology for calculating contribution margin, see the discussion herein under “Period From October 1, 2010 to May 15, 2011 (Predecessor) Compared to Year Ended September 30, 2010-Contribution Margin.” While the Predecessor’s management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements.

Contribution margin for the year ended September 30, 2010 and for the year ended September 30, 2009 is as follows:

	Predecessor
	Year Ended September 30,
(in thousands, except percentages)	2010	2009	Variance $	Variance %
ERP	$65,987	$64,938	$1,049	1.6%
Retail	70,351	68,071	2,280	3.3%
Other	—	373	(373)	(100.0)%

Total segment contribution margin	$136,338	$133,382	$2,956	2.2%

•

ERP contribution margin—The contribution margin for ERP increased by $1.0 million. The increase was primarily a result of support price increases, lower compensation related expenses and third party maintenance costs, partially offset by higher commission expense and bad debt expense.

•

Retail contribution margin—The contribution margin for Retail increased by $2.3 million, primarily as a result of higher systems revenues and corresponding gross margin, improved professional services utilization and an increase in software and database capitalization, partially offset by lower services revenues due to contractual support price reductions, increased salaries and salary related costs, inventory valuation adjustment, and higher commissions and bonus related costs.

The reconciliation of total segment contribution margin to income (loss) from continuing operations before income taxes is as follows:

	Predecessor
	Year Ended September 30,
(in thousands)	2010	2009
Total segment contribution margin	$136,338	$133,382
Corporate and unallocated costs	(23,918)	(24,786)
Stock-based compensation expense	(3,750)	(3,569)
Depreciation and amortization	(39,611)	(38,613)
Impairment of goodwill	—	(107,000)
Acquisition-related costs	(2,862)	(378)
Restructuring costs	(2,981)	(4,342)
Interest expense	(30,427)	(40,400)
Gain on retirement of debt	—	18,958
Other expense, net	(101)	(992)

Income (loss) from continuing operations before income taxes	$32,688	$(67,740)

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at September 30, 2011 (in thousands):

	Payments Due by Fiscal Year
	Total	2012	2013	2014	2015	2016	2017 and beyond
Contractual Obligations:
Long-term debt obligations (1)	$1,332,840	$8,700	$8,700	$8,700	$8,700	$12,700	$1,285,340
Operating lease obligations (2)	43,754	10,958	8,745	6,981	5,682	4,013	7,375
Interest obligations (3)	605,157	83,153	84,277	83,836	83,395	82,781	187,715
Pension benefit payments	3,276	423	423	423	423	423	1,161
Purchase obligations	1,179	1,179	—	—	—	—	—

Total	$1,986,206	$104,413	$102,145	$99,940	$98,200	$99,917	$1,481,591

(1)	Includes current portion of long-term debt. See Note 6 in the notes to our consolidated financial statements for additional information regarding our long-term debt obligations.
(2)	See Note 12 in the notes to our consolidated financial statements for additional information regarding our operating lease obligations. Included in the operating lease obligations is a material lease obligation that was signed after September 30, 2011. The lease will begin in January 2012 and expires in January 2016.
(3)	Represents interest payment obligations related to our long-term debt as specified in the applicable debt agreements. A portion of our long-term debt has variable interest rates due to either existing swap agreements or interest arrangements. We have estimated our variable interest payment obligations by using the interest rate forward curve where practical. Given the uncertainties in future interest rates we have not included the beneficial impact of interest rate swaps.

Do to the uncertainty with respect to the timing of future cash flows with our unrecognized tax benefits at September 30, 2011, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities.

Off Balance Sheet Arrangements

The Securities Exchange Commission rules require disclosure of off-balance sheet arrangements with unconsolidated entities which are reasonably likely to have a material effect on the company’s financial position, capital resources, results of operations, or liquidity. We did not have any such off balance sheet arrangements as of September 30, 2011.

Liquidity and Capital Resources

Our primary sources of liquidity will be cash flow provided by operating activities and borrowings under our Senior Secured Credit Facilities (the “2011 credit agreement”) and senior notes. We believe that these sources will provide sufficient liquidity for us to meet our working capital, capital expenditure and other cash requirements for the foreseeable future. We believe that the costs associated with implementing our business strategy will not materially impact our liquidity. We are also dependent upon our future financial performance, which is subject to many economic, commercial, financial and other factors that are beyond our control, including the ability of financial institutions to meet their lending obligations to us. If those factors significantly change, our business may not be able to generate sufficient cash flow from operations or future borrowings may not be available to meet our liquidity needs. We anticipate that to the extent that we require additional liquidity as a result of these factors or in order to execute our strategy, it would be financed either by borrowings under our 2011 credit agreement, by other indebtedness, additional equity financings or a combination of the foregoing. We may be unable to obtain any such additional financing on reasonable terms or at all.

As a result of completing the acquisitions, we have significant leverage. As of September 30, 2011, our total indebtedness was $1,332.8 million ($1,324.3 million, net of original issue discount (OID)). We also had an additional undrawn revolving credit facility of $75.0 million. Our liquidity requirements will be significant, primarily due to our debt service requirements. After giving effect to the acquisitions occurring as of October 1, 2010, our interest expense for the twelve months ended September 30, 2011 would have been $92.9 million for our 2011 credit agreement and senior notes.

As shown in the accompanying table of contractual obligations and commercial commitments, we have contractual obligations of $104.4 million which are due in fiscal year 2012. These obligations are comprised primarily of debt service related to our senior secured term loans and our senior notes. In addition to the amounts shown in the contractual obligations table, we expect to incur approximately $40 million of capital expenditures during fiscal 2012. We believe that our cash and cash equivalents balance as of September 30, 2011, and future cash flow from operations will be sufficient to cover the liquidity needs listed above for at least the next 12 months.

We have current contractual obligations and commercial commitments of approximately $100 million per year from fiscal 2013 through fiscal 2017. Additionally, we expect capital expenditures from fiscal 2013 through fiscal 2017 to range from three to four percent of revenues. We expect that the predictable revenue stream generated by our support revenues as well as other cash flows from operations, and the $75.0 million of borrowing capacity available on our senior secured credit facility will be sufficient to cover our liquidity needs through 2017.

Senior Secured Credit Facilities

For more information, see Note 6 in the audited consolidated financial statements included elsewhere in this filing. As of September 30, 2011, we had $867.8 million (before $8.6 million unamortized original issue discount as of September 30, 2011) outstanding related to our Senior Secured Credit Facilities. In addition, we have an additional availability of $75.0 million as a result of our undrawn revolving credit facility. In conjunction with the Senior Secured Credit Facilities we have an OID of $8.6 million outstanding as of September 30, 2011.

Calculation of Excess Cash Flow

The 2011 Credit Agreement requires us to make certain mandatory prepayments when we generate excess cash flow. The calculation of excess cash flow per the 2011 credit agreement includes net income, adjusted for non-cash charges and credits, changes in working capital and other adjustments, less the sum of debt principal repayments, capital expenditures, and other adjustments. The excess cash flow calculation may be reduced based on our attained ratio of consolidated total debt to EBITDA (consolidated earnings before interest, taxes, depreciation and amortization, further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture governing the Senior Notes and our Senior Secured Credit Facilities), all as defined in the 2011 credit agreement. Any mandatory prepayments due are reduced dollar-for-dollar by any voluntary prepayments made during the year.

Senior Notes

For more information, see Note 6 in the audited consolidated financial statements included elsewhere in this filing. As of September 30, 2010, we had Senior Notes outstanding of $465.0 million. The indenture that governs the notes offered hereby contains certain covenants, agreements and events of default that are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, sale of substantially all of our assets, incurrence of indebtedness, restricted payments liens and affiliates transactions by us or our restricted subsidiaries. The terms of the senior notes require us to make an offer to repay the senior notes upon a change of control or upon certain asset sales. The terms of the indenture will also significantly restrict us and our restricted subsidiaries from paying dividends and otherwise transferring assets.

The borrowings under the 2011 credit agreement bear variable interest based on corporate rates, the federal funds rates and Eurocurrency rates. As of September 30, 2011, we had $867.8 million outstanding under the term loans, $0 outstanding under the revolving credit facility, and the interest rate applicable to the term loans was 5.0%.

Substantially all of our assets and those of our domestic subsidiaries are pledged as collateral to secure our obligations under the 2011 credit agreement and each of our material wholly-owned domestic subsidiaries guarantee our obligations thereunder. The terms of the 2011 credit agreement require compliance with various covenants and amounts repaid under the term loans may not be re-borrowed.

Cash Flows

Operating Activities

Cash used in operating activities for the period from Inception to September 30, 2011 included net loss of $56.0, offset by add-backs for non-cash charges of $26.9 million, and cash provided by changes in operating assets and liabilities of $25.2 million. Cash provided by the Predecessor’s operating activities for the period from October 1, 2010 to May 15, 2011 included net loss of $8.4 million, cash used by changes in operating assets and liabilities of $8.4 million, offset by add-backs for non-cash charges of $44.2 million. Cash provided by the Predecessor’s operating activities from continuing operations was $58.5 million for the fiscal year ended September 30, 2010, and included net income from continuing operations of $18.7 million plus cash provided by non-cash expenses of $42.2 million, less cash used by changes in operating assets and liabilities of $2.4 million. Cash provided by the Predecessor’s operating activities from continuing operations of $61.4 million included net loss from continuing operations of $87.9 million plus add-backs for non-cash charges of $141.5 million and cash provided by changes in operating assets and liabilities of $7.8 million.

Investing Activities

Our net cash used in our investing activities was $1,614.6 million for the period Inception and September 30, 2011. The cash used in investing activities was primarily used to fund the acquisitions of Activant and Legacy Epicor as well as for purchases of $7.4 million of property and equipment and $4.3 million for capitalization of database and software costs. Net cash used in investing activities for the Predecessor for the period of October 1, 2010 through May 15, 2011 was $10.6 million, and was primarily for purchases of $3.9 million of property and equipment and $6.8 million for capitalization of database and software.

Net cash used in investing activities for the Predecessor for the year ended September 30, 2010 was for purchases of $5.1 million of property and equipment and $11.1 million for capitalization of database and software.

Net cash used in investing activities for the Predecessor for the year ended September 30, 2019 was $11.4 million and was primarily for purchases of $2.4 million of property and equipment and $9.0 million for capitalization of database and software.

Financing Activities

Our net cash provided by financing activities was $1,665.9 million for the period from Inception to September 30, 2011. The cash provided by financing activities was primarily related to funding from a $647.0 million equity investment from funds advised by Apax, and proceeds from our 2011 credit agreement, senior notes and revolving credit facility of $867.8 million, $465.0 million and $27.0 million, respectively, reduced by the repayment of Legacy Epicor and Activant debt. Net cash used in financing activities by the Predecessor for the period of October 1, 2010 through May 15, 2011 was $4.7 million which was primarily due to $2.6 million of costs associated with amending and extending the Predecessor’s senior secured credit agreement and $2.6 million of principal payments on the Predecessor’s long term debt partially offset by $0.5 million of an excess tax benefit on stock based compensation.

Cash used in the Predecessor’s financing activities was $23.5 million during the year ended September 30, 2010, and consisted of payments of long term debt.

Cash used in the predecessor’s financing activities was $73.5 million during the year ended September 30, 2009. The cash was used to fund repurchase and payments on the Predecessor’s long term debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short and long-term debt obligations. At September 30, 2011, we had $867.8 million (before $8.6 million unamortized original issue discount as of September 30, 2011) aggregate principal amount outstanding of term loans due 2018 pursuant to the 2011 credit agreement and $465.0 million of 8.625% senior notes due 2019. The term loans and the revolving credit facility bear interest at floating rates. In August 2011, we entered into an interest rate cap and an interest rate swap, with initial notional amounts of $534.6 million and $436.2 million, respectively, to manage and reduce the risk inherent in interest rate fluctuations on our term loan due 2018. Giving effect to floating rate debt, and the interest rate cap in effect at September 30, 2011, a 1% increase in floating rates would increase our interest expense by approximately $1.1 million annually. See “Hedging and Derivative Instruments” under Note 8 to our consolidated financial statements, which section is incorporated herein by reference.

Foreign Currency Risk

We have operations in foreign locations around the world. These operations incur revenue and expenses in various foreign currencies. Revenues and expenses denominated in currencies other than the United States dollar expose us to foreign currency exchange rate risk. Unfavorable movements in foreign currency exchange rates between the United States Dollar and other foreign currencies may have an adverse impact on our operations. These foreign currency exchange rate movements could create a foreign currency gain or loss that could be realized or unrealized. The foreign currencies for which we currently have the most significant exposure are the Australian Dollar, Canadian Dollar, Euro, British Pound, Mexican Peso and Malaysian Ringgit. We use foreign currency forward contracts to manage our market risk exposure associated with foreign currency exchange rate fluctuations for certain (i) intercompany balances denominated in currencies other than an entity’s functional currency and (ii) net asset exposures for entities that transact business in foreign currency but are U.S. Dollar functional for consolidation purposes. For the period of May 16, to September 30, 2011, we recorded net foreign currency losses of approximately $0.5 million.

BUSINESS

Our Company

On March 25, 2011 (“Inception”), Eagle Parent, Inc. (“Eagle”) was formed under Delaware law at the direction of Apax solely for the purpose of acquiring Activant Group Inc. (“AGI”), the parent company of Activant Solutions Inc., the Predecessor for reporting purposes, (the “Predecessor” or “Activant”), and Epicor Software Corporation (“Legacy Epicor”). On April 4, 2011, Eagle entered into an Agreement and Plan of Merger with AGI, Activant and certain other parties pursuant to which Eagle agreed to acquire AGI and Activant. Also on April 4, 2011, Eagle entered into an Agreement and Plan of Merger with Legacy Epicor and certain other parties, pursuant to which Eagle agreed to acquire Legacy Epicor. On May 16, 2011, Eagle consummated the acquisitions of AGI, Activant and Legacy Epicor, following which, Legacy Epicor, AGI and Activant became wholly-owned subsidiaries of Eagle. These acquisitions and the related transactions are referred to collectively as the “acquisition” or “acquisitions.” Prior to May 16, 2011, Eagle did not engage in any business except for activities related to its formation, the acquisitions and arranging the related financing. Prior to the acquisitions, there were no related party relationships between Eagle and AGI, Activant, or Legacy Epicor.

Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into Eagle under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and Eagle survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, Eagle changed its name to Epicor Software Corporation. Since Activant and Legacy Epicor were both subsidiaries of Eagle, the Reorganization represented a change in legal entities under common control which had no impact on the consolidated financial statements of the Company. Unless explicitly stated otherwise, references in this report to “we,” “our,” “us” and the “Company” refer to Epicor Software Corporation and its consolidated subsidiaries.

Funds advised by Apax Partners, L.P. and Apax Partners, LLP (together, “Apax”) and certain of our employees indirectly own all of the outstanding shares of the Company.

We are a leading global provider of enterprise application software and services focused on small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises. We provide industry-specific solutions to the manufacturing, distribution, retail, services and hospitality sectors. Our fully integrated systems, which primarily include license, hardware, professional and support services, are considered “mission critical” to many of our customers, as they manage the flow of information across the core business functions, operations and resources of their enterprises. By enabling our customers to automate and integrate information and critical business processes throughout their enterprise, as well as across their supply chain and distribution networks, our customers can increase their efficiency and productivity, resulting in higher revenues, increased profitability and improved working capital.

Our fully integrated systems and services include one or more of the following software applications: inventory and production management, supply chain management (“SCM”), order management, point-of-sale (“POS”) and retail management, accounting and financial management, customer relationship management (“CRM”), human capital management (“HCM”) and service management, among others. Our solutions also respond to our customers’ need for increased supply chain visibility and transparency by offering multichannel e-commerce and collaborative portal capabilities that allow enterprises to extend their business and more fully integrate their operations with those of their customers, suppliers and channel partners. We believe this collaborative approach distinguishes us from conventional enterprise resource planning (“ERP”) vendors, whose primary focus is predominately on internal processes and efficiencies within a single plant, facility or business. For this reason, we believe our products and services have become deeply embedded in our customers’ businesses and are a critical component to their success.

In addition to processing the transactional business information for the vertical markets we serve, our data warehousing, business intelligence and industry catalog and content products aggregate detailed business transactions to provide our customers with advanced multi-dimensional analysis, modeling and reporting of their enterprise-wide data.

We have developed strategic relationships with prominent companies across all segments in which we operate, and have built a large and highly diversified base of more than 20,000 customers who use our systems, maintenance and/or services offerings on a regular, ongoing basis in over 33,000 sites and locations. Additionally, our automotive parts catalog is used at approximately 27,000 locations, many of which are also our systems customers.

We have a global footprint across more than 150 countries and have a strong presence in both mature and emerging markets in North America, Europe, Asia and Australia, with approximately 3,800 employees worldwide as of September 30, 2011. Our software is available in more than 30 languages and we continue to translate and localize our systems to enter new geographical markets. In addition, we have a growing network of over 400 global partners, value-added-resellers and systems integrators that provide a comprehensive range of solutions and services based on our software. This worldwide coverage provides us with economies of scale, higher capital productivity through lower cost offshore operations, the ability to more effectively deliver our systems and services to high-growth emerging markets, and to support increasingly global businesses.

We specialize in and target two application software segments: ERP and Retail, which we consider our segments for reporting purposes. These segments are determined in accordance with how our management views and evaluates our business and based on the criteria as outlined in authoritative accounting guidance regarding segments. The Predecessor also had two reporting segments Wholesale Distribution Group, which is now included in our ERP segment, and Retail Distribution Group, which is now included in our Retail segment.

Because these segments reflect the manner in which our management views our business, they necessarily involve judgments that our management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Segments may also be changed or modified to reflect technologies and applications that are newly created, change over time, or evolve based on business conditions, each of which may result in reassessing specific segments and the elements included within each of those segments. Future events, including changes in our senior management, may affect the manner in which we present segments in the future.

A description of the businesses served by each of our reportable segments follows:

•

ERP segment—The ERP segment provides (1) distribution solutions designed to meet the expanding requirement to support a demand driven supply network by increasing focus on the customer and providing a more seamless order-to-shipment cycle for a wide range of vertical markets including electrical supply, plumbing, medical supply, heating and air conditioning, tile, industrial machinery and equipment, industrial supplies, fluid power, janitorial and sanitation, medical, value-added fulfillment, food and beverage, redistribution and general distribution; (2) manufacturing solutions designed for discrete and mixed-mode manufacturers with lean and “to-order” manufacturing and distributed operations catering to several verticals including industrial machinery, instrumentation and controls, medical devices, printing and packaging, automotive, aerospace and defense, energy and high tech; (3) hospitality solutions designed for the hotel, resort, casino, food service, sports and entertainment industry, that can manage and streamline virtually every aspect of a hospitality organization, from POS or property management system integration, to cash and sales management, centralized procurement, food costing and beverage management, core financials and business intelligence for daily reporting and analysis by outlet and property, all within a single solution and (4) professional services solutions designed to provide the project accounting, time and expense management, and financial solutions to support staffing projects effectively, managing engagement delivery, streamlining financial operations and analyzing business performance for serviced-based companies in the consulting, banking, financial services, and software sectors.

•

Retail segment—The Retail segment supports both large, distributed POS environments that require a comprehensive multichannel retail solution with store operations, cross-channel order management, CRM, loyalty management, merchandising, business intelligence, audit and operations management capabilities, as well as small- to mid-sized, independent or affiliated retailers that require integrated POS or ERP offerings. Our retail segment caters to hard good and soft good verticals including general merchandise, specialty retailers, apparel and footwear, sporting goods, department stores, independent hardware retailers, lumber and home centers, lawn and garden centers, farm and agriculture, pharmacies, beauty supply and cosmetics, as well as customers involved in the manufacture, distribution, sale and installation of new and remanufactured parts used in the maintenance and repair of automobiles and light trucks in North America, the United Kingdom, and Ireland, including several retail chains in North America.

Our Products and Services

We design, develop, market, sell, implement and support enterprise software applications that provide small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises with highly-functional, technically advanced business solutions that are aligned according to the markets and industries that they serve.

Our product offerings include providing customers systems across a range of deployment choices, from on-premise to on-demand or a combination thereof, providing a freedom of choice not generally available from most vendors who typically focus on a single deployment model by product. The ability to provide the same software solution on-premise, securely in the cloud, in a virtualized environment, or via a preconfigured appliance allows organizations increased flexibility and scalability. Customers can evolve and change their deployment model—“on-demand” through multi-tenant Software as a Service, or SaaS, single-tenant (hosted), or as traditional on-premise licensed software—as their business needs evolve.

Our content and supply chain services are comprised of proprietary catalogs, data warehouses, electronic data interchange, and data management products. We provide comprehensive automotive parts catalogs, industry-specific analytics and database services related to point-of-sale transaction activity or parts information in other core verticals, as well as e-Commerce connectivity offerings, hosting, networking and security monitoring management solutions. These proprietary database products and services generate recurring revenues through periodic (generally monthly) subscription fees and differentiate our products from those of our competitors.

We currently develop, sell, deploy and support enterprise software applications and industry specific business solutions designed to meet the needs of small, mid-sized companies and the divisions and operating units of global multinational enterprises. Our innovative software solutions include:

Epicor ERP. A highly configurable, global ERP solution, Epicor ERP was first introduced in December 2008, Epicor ERP (“Epicor 9” or “E9”) has been shipped to over 2,500 customers as of September 30, 2011. Over 1,000 of these represent new customers who we believe will generate substantial recurring revenues in the future and the remaining represent migration customers. The Epicor ERP product line combines functionality, business, and process capabilities from several of our heritage product lines with a new, innovative, next-generation service oriented architecture (SOA). A key benefit of Epicor ERP beyond its industry and global capabilities is the high degree of user flexibility, scalability and ease of implementation. Epicor ERP has been designed to provide access seamlessly from smart clients, Web clients or mobile devices and is a true, multi-tenanted solution which uniquely positions Epicor as one of the only ERP providers that can deliver a single, highly functional, end-to-end software solution on-premise, hosted, or on-demand in the Cloud. Epicor ERP is focused on the manufacturing, distribution and business services industry sectors and includes applications for CRM, sales management, service management, human capital management, financial management, supply chain management, production management, planning and scheduling management, project management, product data management, enterprise performance management, governance, risk and compliance management, and global business management.

Epicor Prophet 21. Designed for small and midsize wholesale distributors across a variety of vertical markets, Prophet 21 leverages our deep experience serving distribution businesses. A complete end-to-end business management solution, Prophet 21 is designed for ease of use and scalability and can support a wide range of distribution environments from small single site distributors to complex, global distributors with hundreds of warehouse locations ranging from 5 to 2,000+ end users. Prophet 21 offers multiple and dynamic forecasting and inventory replenishment methods to help lower carrying costs, minimize excess or obsolete inventory, improve cash flow, and increase customer service levels by ensuring they get the right products out on time, every time. Prophet 21 software covers the full spectrum of requirements for wholesale distribution businesses including order management, inventory management, CRM, materials management, financial management, eCommerce, services, manufacturing and business analytics.

Epicor Eclipse. Designed for the electrical, HVAC (heating/ventilation and air conditioning), PVF (pipe, valve and fittings) and plumbing industries, Eclipse is a highly scalable business management solution for distributors ranging from 10 to more than 5,000 users. Leveraging our deep domain expertise and experience, Eclipse has been specifically designed to work the way industrial and wholesale distributors work. Eclipse combines vertical functionality, an intuitive user interface, embedded search and task automation with best practices for distribution operations to help companies drive costs out of their supply chain, increase sales and margins, and improve customer service. The Eclipse product operates under Windows, UNIX and LINUX operating environments and includes applications for sales, pricing, CRM, purchasing, inventory, warehouse logistics, accounting and financial management, business intelligence and analytics.

Epicor Eagle. A comprehensive retail business management software solution, Eagle is designed for small to mid-market retailers across a spectrum of verticals including specialty hard goods, lumber and building materials, lawn and garden, pharmacy and drugstores, and the automotive aftermarket. Eagle provides a real time, customer centric, multi-location, multi-channel approach to retail automation. Eagle provides independent, cooperative and regional retailers an effective, affordable solution that allows them to provide the same store and customer experience as large national chains. Designed to scale from single location businesses to regional or national chains, the Eagle solution delivers deep retail functionality including applications and modules for POS, store operations, customer and marketing management, merchandising, supply chain integration, order and operations management, and accounting and financial management.

Epicor Retail. Epicor Retail is a comprehensive retail management solution designed for fashion, apparel and specialty retailers, as well as general merchandise retailers and department stores. Highly functional and designed for integration and scalability, the Epicor Retail solution supports large multi-store, multi-channel retailers allowing them to provide a consistent store experience and manage retail operations across thousands of store locations. Integrating software, hardware and support services, Epicor Retail provides a complete end-to-end retail solution from POS through the retail supply chain to the back office. Epicor Retail applications have been designed to be delivered as a complete suite or independently by module, as best-of-breed solutions, which can be integrated into a large retailers existing environment. Epicor Retail can also be delivered preconfigured or hosted with managed services to meet the needs of small and mid-sized retailers. Applications and modules of Epicor Retail include store operations, cross-channel order management, merchandising, planning, sourcing and product lifecycle management, CRM, commerce, audit and operations management, business intelligence and financials.

Epicor Vision. Our Vision product is designed for warehouse distributors in the automotive parts aftermarket and office product market.

Epicor Catalyst. Our Catalyst product is designed for large multi-location lumber operations.

Our Industry

The enterprise application software industry is evolving rapidly as companies look to improve their internal systems and processes to more quickly respond to the challenges of an increasingly global economy. While traditional ERP products have focused predominately on “back-office” transactional activities, such as accounting, order management, production and inventory control, enterprise applications have now expanded to include managing interactions across a company’s complete value chain—from customers and partners to suppliers and employees. Along with the increased requirement to manage global operations and data, today’s systems must also automate a much broader and more complex range of administrative, regulatory, and operational business processes—often across multiple industries. Despite the slower than expected worldwide economic recovery, companies are continuing to update their enterprise software applications and invest in new information technologies to drive increased productivity and efficiency. According to Gartner, “For 2015, the worldwide application software market forecast has increased from the 1Q11 forecast of $138.6 billion to $153.9 billion in total software revenue, with a compound annual growth rate (CAGR) of 8.2% for 2010 through 2015. Through 2015, market growth will align to business issues such as business process improvements, reducing enterprise costs, risk management, performance reporting, workforce effectiveness, attracting and retaining customers, managing content of all types, and improving collaboration and social networking. Developing countries are anticipated to be additional growth engines.” With our advanced applications, geographic reach and localized products, we believe our business is well positioned to take advantage of the growth expected in both the large developed markets of North America and Western Europe, as well as emerging markets including Asia-Pacific, Central and Eastern Europe, Latin America, Africa, and the Middle East.

Traditionally, software spending in small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises that make up our core market has outpaced spending in the larger ERP market segment. We believe that businesses in these markets are increasingly taking advantage of information technology to increase productivity and more effectively manage their operations. We have identified a number of common factors we believe drive this demand for technology solutions for our target customers:

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Need for Integrated Business Management Solutions with Vertical-Specific Functionality. Software applications from vendors such as Intuit Inc., Microsoft Corporation, Oracle Corporation, and SAP AG, have a broad or horizontal approach, which we believe do not adequately address the needs of businesses that have high industry-specific functionality requirements. In addition, our typical customer generally does not have a large dedicated technology team to integrate and manage information technology solutions across multiple vendors and partners. As a result, our customers generally prefer a “single point of accountability” with one vendor providing and supporting a large portion of their information technology infrastructure, often on a turnkey basis, which includes software, product support and professional services and, in many cases, extends to hardware, network management, content, and supply chain services.

•

Complex Supply Chains. Many of our customers operate in markets that may have multi-level supply chains consisting of manufacturers, distributors and buying groups on the supply side and service providers, commercial customers and consumers on the demand side. Businesses with complex supply chains require more sophisticated, tailored systems and services to operate effectively.

•

Inventory Management. Many of our customers operate in complex supply chain environments where they must manage, market and sell large quantities of diverse types of products. They can have complex, high cost, configured products, as well as low value, high velocity inventory. The ability to track and manage inventory more efficiently is critical to improving the operational and financial performance of these organizations.

•

Need for Modern Technology. Many of the systems currently in use in the vertical markets that we serve are older, character-based or in house systems, with spreadsheets and custom built databases that provide limited extensibility, scalability or flexibility. As global competition increases, these businesses will need to replace their older systems with more modern, comprehensive business management solutions in order to increase efficiencies and optimize their business performance.

•

High Customer Service Requirements. Many of our customers seek to differentiate themselves in their respective marketplaces by providing a high degree of customer service and value added services. Our systems and services are specifically designed to facilitate this level of customer service. For example, in the distribution market, professional and trade customers expect on-time delivery of complex orders to their job sites, the ability to charge the orders to their account and the ability to receive a credit for any unused materials. In order to meet these high service requirements, businesses in the vertical markets we serve are increasingly adopting more advanced business management solutions.

•

Increased Adoption of Two-Tier ERP Systems. Larger, distributed enterprises are increasingly adopting what has been termed “two-tier ERP,” where a parent entity retains their corporate system while their subsidiaries, business units and satellite offices standardize on a second ERP system that is typically mid-market focused, provides vertical specialization, increased flexibility and lower cost of ownership.

•

Increased Regulatory and Data Security Requirements. Organizations need to be able to effectively support their business initiatives while maintaining compliance with rapidly evolving industry and regulatory standards around information and data security including regulations developed by payment card issuers, through the Payment Card Industry Security Standards Council (PCI SSC), to ensure that organizations properly safeguard sensitive customer information.

•

Software as a Service (Saas) and Cloud Computing. Companies are increasingly evaluating applications delivered on a subscription basis or on-demand for their potential ability to lower upfront costs, reduce cost of ownership, stay current with the latest technology, and reduce overall IT complexity. In an increasingly global marketplace, growing companies can leverage applications and solutions delivered over the web anywhere they do business without the requirement to invest in expensive infrastructure and servers.

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Industry Specific Data and Supply Chain Connectivity. Many of our customers are increasingly reliant on industry specific data and analytics to understand and grow their businesses. They benefit from deep vertical domain expertise and industry-specific information. In addition, the small and mid-sized companies we serve need to connect and engage in commerce with an ever expanding network of customers and consumers, channel partners and suppliers globally.

Our Competitive Strengths

We believe that we are well-positioned to capitalize on the following competitive strengths to achieve future growth:

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Deep Vertical Domain Expertise with a Mid-Market Customer Focus. We are focused on mid-market companies in industries and vertical markets that have specialized functionality, terminology, processes and best practices that are critical to their success. Moreover, mid-market businesses in these industries build customer loyalty through high-touch customer services that are key to differentiating them from their larger counterparts. We believe the unique and specialized product and service offerings, which are often the competitive strengths of successful mid-market businesses, are not adequately served by general purpose business software suites. We believe mid-market companies require more cost effective systems that have broad functionality and global capabilities, yet are rapidly implemented, easily adapted and highly configurable to their unique business requirements. We provide the deep industry functionality and domain expertise that our mid-market customers need and require to compete more effectively in their particular markets.

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Recognized Software Brand with Global Scale. We are the sixth largest global ERP vendor and focus on the mid-market segment. We have operations in more than 150 countries and offer products in more than 35 languages. We are the leading mid-market ERP software provider in a large number of industry verticals and have leading market shares in those vertical markets as a result of our deep sector expertise, valuable technology and content and high quality of customer service. We believe our strong brand and increased scale will provide us with momentum to increase our market share by further penetrating our target markets and expanding our service offerings.

•	Large Recurring Revenue Base. Services revenues comprise approximately 50.7% of revenues for the period from Inception to September 30, 2011. These revenues are generally recurring in nature since they are derived primarily from maintenance services, catalog, databases, connectivity, managed services, SaaS offerings and other services. We believe that the generally recurring nature of our maintenance and content and connectivity revenues provides us with a more predictable and stable stream of revenues relative to systems revenues. Most new systems customers subscribe to maintenance services and generally continue to subscribe as long as they use our products. Combining our recurring revenue and systems revenue from existing customers, we derived 87% of our revenue for the twelve months ended September 30, 2011 from our existing customer base. In addition, we have modest capital expenditure requirements that comprised approximately 4% of revenues for the twelve month period ended September 30, 2011, which results in strong cash flow.

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Large Diversified Customer Base Across Multiple Mid-Market Verticals. We serve a large diversified base of over 20,000 customers worldwide across the manufacturing, distribution, retail, services and hospitality industries and are considered leaders in many of our target vertical markets. We also provide industry-specific solutions to a range of subsectors within these vertical markets, including industrial machinery, instrumentation/controls, medical devices, consumer goods, printing and packaging, automotive and aerospace in manufacturing; electrical, industrial, plumbing, heating/ventilation air conditioning, fluid power and fasteners in distribution; hardware stores, home centers, lumber dealers, the automotive aftermarket, lawn and garden, farm and agriculture, pharmacies, apparel and footwear, department stores and general merchandise in retail; financial and professional services providers; and hotels, resorts and entertainment venues in hospitality. In addition, our automotive parts catalog is used by approximately 27,000 locations, many of which are also system customers.

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Strong Customer Retention. We believe our product and service offerings are integral to the operations of our customers’ businesses and switching from our systems generally requires significant time and expense and may present an operating risk for our customers. In addition, our deep vertical focus and strong, on-going customer relationships drive significant industry-specific functionality that would be difficult for competitors to readily replicate. Our service is critical to many customers as small and mid-sized companies typically lack a large, dedicated technology team to implement and support software and other information technology solutions across multiple vendors. Our focus on providing high-value services enhances the “mission critical” nature of our customer relationships. As a result, we have had consistently high historical rates of customer maintenance retention in excess of 90% annually.

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Leading Technology Platform. Our technology and product strategy is designed to increase a business’ efficiency and agility by automating business processes, improving the visibility and reliability of information and supporting rapid processing of increasing volumes of business transactions. Our key products leverage the latest software tools and technologies. We utilize industry-standard, open technologies for database management, operating systems, user-interface components, infrastructure and network connectivity. Increasingly, we develop our applications based on a service oriented architecture (“SOA”) and Web services, a next-generation computing model designed to increase a business’ efficiency and agility and which we believe simplifies the development, maintenance, deployment and customization of our products, all of which are critical to our customer base.

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Global Development Capabilities and Resources. Our global development infrastructure and resources provide us with flexible development capacity to more cost effectively advance the feature sets, technology foundation and architecture of our products. Our global development resources allow parallel development of both technology, tools and functionality “around the clock” to better respond to, and support our customers and markets, which increasingly have worldwide operations and extended global commerce requirements. Our global development centers further allow us increased access to highly technical development resources in lower cost geographies, which is an essential element of our competitive cost structure and operating efficiency.

Our Strategy

We are focused on small and mid-market customers as well as divisions and subsidiaries of Global 1000 companies that require advanced software solutions and products that are catered to meet their needs. The principal features of our strategy are:

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Well Positioned to Capitalize on a Large and Growing Market Opportunity. While many software sectors have matured and growth has moderated, we are focused on several market opportunities that are growing faster than the overall software market, including the mid-market, customer relationship management, supply chain management, human capital management and business intelligence software markets. With a ten to twelve year product life-cycle, we believe our target market is approaching a potentially significant refresh opportunity. We operate in more than 150 countries and have an industry-leading breadth of vertical-specific software offerings catered to our small and mid-market ERP customers and divisions of Global 1000 companies which we believe positions us well to capture such growth.

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Expand Our Position in Vertical and Geographic Markets. We believe that businesses in our target vertical markets are increasingly taking advantage of information technology to more effectively manage their operations. Our software enables customers to leverage a solution tailored to the unique needs of their market, as well as focused industry and vertical expertise, through our professional services organization and strategic relationships with key partners. Customers, particularly in the small and mid-sized markets, can benefit through solutions that are easier to implement, easier to use and require less customization than a horizontal solution. We intend to continue to provide our solutions and serve customers deeper into our target vertical and geographic markets across the globe.

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Maintain Our Technology Leadership. We intend to leverage our large development organization, technical expertise and vertical experience to continue to provide innovative products and services to our customers. Our customer base includes long-term customers using our older, character-based systems, as well as those who have upgraded to our recently developed products running on Microsoft Windows, Linux, AIX and several UNIX platforms. We have developed our current generation of products to provide an efficient migration path for customers operating older systems while preserving existing functionality, vertical domain capabilities and offering significant advantages in ease of use, business process management, ecommerce, collaboration, mobile and Web access, business intelligence and analytics.

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Continue to Improve Operational Efficiencies. We have taken significant steps to improve our cost structure and enhance the efficiency of our operations following the acquisitions and expect to achieve additional cost savings as we continue to integrate our operations. For example, we intend to leverage shared general and administrative costs, rationalize our facilities footprint and reduce certain costs typically associated with being a public company. From this and other operational areas, we have identified potential synergies, as well as opportunities to leverage our sizeable, global development organization to grow and improve our business.

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Selectively Pursue Acquisition Opportunities. We have a successful track record of acquiring and integrating companies and products that have enabled us to broaden our product and customer portfolios, as well as enhance relationships with many of our existing customers. We intend to continue employing a disciplined and focused acquisition strategy and exploring additional acquisition opportunities of varying sizes to expand our product lines, increase our customer base and enhance relationships with our customers. We will seek to opportunistically acquire businesses, products and technologies in existing or complementary vertical markets at attractive valuations, and through cost and integration synergies, we expect to increase our overall revenue and profitability.

Sales and Marketing

We sell, market and distribute our products and services worldwide, primarily through a direct sales force and internal telesales, as well as through an indirect channel including a network of VARs, distributors, national account groups and authorized consultants who market our products on a predominately nonexclusive basis. Our marketing approach includes developing strategic relationships with many of the well-known market participants in the vertical markets that we serve. In addition to obtaining endorsements, referrals and references, we have data licensing and supply chain service agreements with many of these influential businesses. The goal of these programs is to enhance the productivity of the field and inside sales teams and to create leveraged selling opportunities, as well as offering increased benefits to our customers by providing access to common industry business processes and best practices.

Incentive pay is a significant portion of the total compensation package for all sales representatives and sales managers. Our field sales teams are generally organized by new business sales, which focuses on identifying and selling to new customers and teams focused on customers that are migrating from one of our legacy systems to one of our new solution offerings. We also have dedicated inside sales teams that focus on selling upgrades and new software applications to our installed base of customers.

In recognition of global opportunities for our software products, we have committed resources to a global sales and marketing effort. We have established offices worldwide to further such sales and marketing efforts. We sell our products in Europe, Central and South America, Africa, Asia Pacific and the Middle East through a mix of direct operations, VARs and certain third-party distributors. The Company translates and localizes certain products directly or on occasion through outside contractors, for sale in Europe, the Middle East, Africa, Latin America and Asia Pacific.

Product Development

Our product development strategy combines innovative new software capabilities and technology architectures with our commitment to the long-term support of our products to meet the unique needs of our customers and vertical industries we serve. We seek to enhance our existing product lines, offer streamlined upgrade and migration options for our existing customers and develop compelling new products for our existing customer base and prospective new customers. Our customer base includes long-term customers using our older systems, as well as those who have upgraded to our recently developed products running on Microsoft .NET, Microsoft Windows, Linux, AIX and several UNIX platforms. We believe there is a significant opportunity for us to migrate customers using our older systems to our current generation of systems offerings running on more modern technology platforms. We have developed our current generation of products to provide an efficient migration path for customers operating older systems while preserving existing functionality and offering significant advantages in ease of use and new e-Commerce capabilities. In the development of our software, we use industry standard tools such as .Net, Java, Microsoft and Progress toolsets and a variety of open source based technologies. We also leverage a set of key technology relationships with third-party vendors to offer or facilitate a complete turnkey business management solution to our customers. We have relationships with several third-party vendors, including (1) Dell Inc., International Business Machines Corporation, Hewlett-Packard Company and Motorola, Inc. (Symbol Technologies) for hardware platforms, (2) Microsoft Corporation for tools, operating systems and databases, (3) Progress Software Corporation for development tools, (4) Sterling Commerce, Inc. and Inovis, Inc. for electronic data interchange and (5) SonicWALL, Inc. for security solutions.

Large Base of Recurring Subscription Revenues

Product support and content and supply chain services revenues comprise nearly all of our services revenues. These revenues are generally recurring in nature since they are derived primarily from subscriptions to our support and maintenance services, our electronic automotive parts and applications catalog, databases, connectivity and other services. Services revenues accounted for approximately 50.7% of our total revenues during the period from Inception to September 30, 2011. We believe that the generally recurring nature of our product support and content and supply chain revenues provides us with a more predictable and stable stream of revenues relative to systems revenues that are primarily one-time purchases. Virtually all new systems customers subscribe to product support and generally continue to subscribe as long as they use the system.

Intellectual Property

We regard our software as proprietary in that title to and ownership of the software generally resides exclusively with the Company, and we attempt to protect it with a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other industry standard methods for protecting ownership of its proprietary software. Despite these precautions, there can be no assurance unauthorized third parties will not copy certain portions of the Company’s products or reverse engineer or obtain and use information the Company regards as proprietary. To date, the Company has relied to a limited extent on patent protection for its software products. While the Company’s competitive position may be affected by its ability to protect its proprietary information, the Company believes that trademark and copyright protections are less significant to the Company’s success than other factors such as the knowledge, ability and experience of the Company’s personnel, name recognition and ongoing product development and support. There can be no assurance that the mechanisms used by the Company to protect its software and other intellectual property rights will be adequate or that the Company’s competitors will not independently develop products that are substantially equivalent or superior to the Company’s software products.

The Company’s software products are generally licensed to end users on a “right to use” basis pursuant to a perpetual, non-exclusive license that generally restricts use of the software to the organization’s internal business purposes. Additionally, the end user is generally not permitted to sublicense or transfer the products, without paying a fee. When sold through VARs and distributors, Epicor licenses its software products pursuant to “shrink wrap” licenses that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some countries outside the United States do not protect the Company’s proprietary rights to the same extent as do the laws of the United States. Certain components of the Company’s products are licensed from third parties.

The source code for the Avanté and, in certain cases, for the Manage 2000, Vantage, Epicor Eclipse, Ultimate, Prelude and Enterprise products, historically has been licensed to customers for the operation of the software or to enable them to customize the software to meet particular requirements. The standard customer license for such products contains a confidentiality clause protecting the products. In the event of termination of the license agreement, the customer remains responsible for the confidentiality obligation and for any accrued and unpaid license fees. However, there can be no assurance that such customers will take adequate precautions to protect the source code or other confidential information.

There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products or that any such assertion may not require the Company to enter into royalty arrangements or result in costly litigation.

Customers

No single customer accounted for more than 1% of sales during the seven and one-half months ended May 15, 2011 or the four and one-half months ended September 30, 2011. Products are generally shipped as ordered and are typically received within a short period thereafter and, accordingly, the Company has historically operated with little or no license backlog. Because of the generally short cycle between order and shipment, the Company believes that its backlog as of any particular date is not significant or meaningful. While the Company enters into long term arrangements for other service offerings such as hosting, application management, and software as a service, the revenues derived from these arrangements are not as material to the Company’s overall operations. As such, the amount of future contractual revenue from services is not believed to be a meaningful metric at this time.

Competition

The enterprise business applications software industry is intensely competitive, rapidly changing and significantly affected by new product offerings and other market activities. A number of companies offer enterprise application suites similar to our product offerings that are targeted at the same markets. In addition, a number of companies offer “best-of-breed,” or point solutions, similar to or competitive with a portion of our enterprise business application suite. Some of our current competitors, as well as a number of potential competitors have larger technical organizations, larger more established marketing and sales organizations and significantly greater financial resources than we do. In addition, potential customers may increasingly demand that certain of our ERP systems incorporate certain databases or operating system software offered by competing products, but not currently supported by our products.

The key factors influencing customers’ technology purchase decisions in the markets we serve include, among others: ability to provide a turnkey business management solution with vertical specific functionality, depth of vertical expertise, pricing, level of services offered, credibility and scale of the technology vendor and connectivity with chosen industry trading partners.

We have a number of competitors that vary in size, target markets and overall product scope. Our primary competition comes from independent software vendors in four distinct groups, including (i) large, multinational ERP vendors that are increasingly targeting midsized businesses as their traditional market becomes saturated, including Oracle Corporation (includes PeopleSoft and J.D. Edwards) and SAP AG, (ii) mid-range ERP vendors, including Infor Global Solutions (includes Geac, Lawson, Mapics, Softbrands, SSA, Symix and Systems Union), IFS, and Microsoft Corporation (includes Dynamics, Great Plains, Axapta and Navision), (iii) established point solution providers that compete with only one portion of the Company’s overall ERP suite, including Sage Software, Ltd. for financial accounting; Deltek, Inc. and UNIT4 Agresso N.V, for professional services automation; HighJump Software, Inc, and Manhattan Associates, Inc. for distribution and warehousing; QAD, Inc., for automotive manufacturing; JDA Software Group, Inc., Oracle Corporation (Siebel CRM), SAP AG, Oracle Corporation and MICROS Systems, Inc., for specialty retail; and Salesforce.com Inc., Siebel Systems Inc. (owned by Oracle Corporation), FrontRange Solutions USA Inc. and Numara Software, Inc. for sales force automation, customer service and support and ITSM and (iv) emerging SaaS providers including NetSuite Inc., Plex Systems, Inc. (Plex Online) and Salesforce.com, Inc.

In certain markets we serve, we primarily compete against smaller software companies with solutions for a single vertical market or with proprietary systems developed by or for industry participants. In the hardlines and lumber vertical market, we compete primarily with smaller, niche-focused companies, many of which target specific geographic regions. Some of our competitors in this market include Spruce Computer Systems, Inc., e-commerce Industries, Inc. (ECi), Distribution Management Systems Inc. (DMSi), and Progressive Solutions, Inc. In the automotive parts aftermarket, we compete primarily with smaller software and content companies that operate regionally or in a specific niche of the market and with proprietary systems developed by or for industry participants. Some of our competitors in this vertical market include Autologue Computer Systems, Inc., in systems, and WHI Solutions, Inc., in systems and content and data services. Genuine Parts Company (NAPA) and General Parts, Inc. (GPI) each offer its own branded solution to its respective company owned and independently affiliated stores.

In addition, as we sell our products to larger companies, we face increased competition from larger and well-established competitors such as Oracle Corporation and SAP AG. While these competitors offer dedicated applications, we believe that our broad product offerings, vertical industry focus, advanced architecture, global infrastructure and level of product integration provide a significant competitive advantage.

Suppliers

We purchase materials, supplies, product components, and products as well as license third-party software from a large number of vendors, generally all of which are competitively priced and readily available, however we do rely on single suppliers or a limited number of suppliers for some of the products included in our business management solutions.

Employees

We have approximately 3,800 employees as of September 30, 2011. None of our employees are represented by unions. We have not experienced any labor problems resulting in a work stoppage and believe we have good relations with our employees.

Joint Venture

We own approximately 46% of the outstanding common stock of Internet Autoparts, Inc., or Internet Autoparts, a joint venture among us and some of our key customers and other investors, which was formed in May 2000. Internet Autoparts provides the automotive parts aftermarket with an Internet-based parts ordering and communications platform linking automotive service providers with wholesale distributors and other trading partners in the automotive parts aftermarket. We granted certain non-exclusive, perpetual, non-transferable licenses to Internet Autoparts in connection with our investment in Internet Autoparts. Internet Autoparts agreed, subject to certain exceptions, not to compete with us in the businesses in which we are engaged. In addition, we agreed, subject to certain exceptions, not to compete with Internet Autoparts in the business of selling new or rebuilt automotive parts over the Internet to professional installers and consumers. Internet Autoparts utilizes our Web-based parts catalog, ePartExpert, and has access to our Internet communications gateway, AConneX, which provides ready communications among its various business platforms and third-party management systems. Our AConneX offering is available for licensing to third-party management systems in addition to Internet Autoparts. The licenses granted to Internet Autoparts provide for the payment to us of royalties based upon a percentage of net sales made by Internet Autoparts using the licensed technology. We have no commitment to invest additional funds in Internet Autoparts.

Properties

As of September 30, 2011 we leased a total of approximately 970,000 square feet of office and distribution space, approximately 780,000 square feet of which is located in the U.S. Our principal executive offices are located in Livermore, California. We consider our properties suitable for their present and intended purposes and adequate for our current level of operations.

The table below outlines the Company’s primary owned properties as of September 30, 2011:

Location	Square Footage
Montreal, Canada	125,000
Columbus, Ohio	16,000

The table below outlines the Company’s primary property leases as of September 30, 2011:

Location	Square Footage (1)	Lease Termination
Livermore, California (3)	79,800	2012
Irvine, California (2)	68,200	2021
Austin, Texas	70,300	2015
Newburgh, New York	66,000	2013 and 2014
Yardley, Pennsylvania	65,000	2012
Minneapolis, Minnesota	60,000	2012 and 2016
Monterrey, Mexico	56,000	2015
Westminster, Colorado	20,000	2014
Moscow, Russia	24,000	2012
Bracknell, United Kingdom	23,000	2019
Austin, Texas	23,300	2013
Hyannis, Massachusetts	20,400	2014
Greenville, South Carolina	15,400	2012
Plano, Texas	6,900	2016
London, Ontario	12,000	2014
Austin, Texas	9,300	2013
San Diego, California	9,000	2014
Budapest, Hungary	11,500	2016
Sydney, Australia	31,100	2014

(1)	Locations of smaller square footage or that have been exited prior to lease termination are not listed; however, they are included in the total square footage of 670,000.
(2)	In the third quarter of 2011, we entered into a new lease for a total of approximately 68,000 square feet of office space which we occupied in December 2011. The lease has a term of 10 years beginning in August 2011 and the Company has the option to extend the term for up to two additional five year terms. The Company may terminate all or a portion of the lease at the end of the first 72 months of the term by paying a termination fee of approximately $2.2 million.
(3)	In the fourth quarter of 2011, we entered into a new six year lease in Dublin, CA for approximately 75,000 square feet of office space that will serve as our corporate headquarters. The lease term begins January 2012.

In addition to the locations listed above, the Company leases other offices for sales, service, and product development in various locations worldwide. The Company is continually evaluating its facilities for cost effectiveness and suitability for purpose and will adjust its facilities portfolio to fit the needs of the Company at any point in time. However, the Company believes its current facilities are suitable for their respective uses and adequate for the Company’s needs.

Legal Proceedings

We are a party to various legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to our operations, except as otherwise described below. While the outcome of these matters cannot be predicted with certainty, we do not believe that such proceedings and actions will, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows, except as otherwise described below.

IAP Litigation

On July 12, 2010, Internet Autoparts, Inc. (“IAP”) filed a complaint in the District Court of Travis County, Texas (the “District Court”) against Activant Solutions Inc. (“Activant”). In the complaint, IAP alleged that Activant aided and abetted breaches of fiduciary duties by our appointee directors of IAP, and that Activant tortiously interfered with a contractual relationship of IAP by licensing catalogs and catalog services to General Parts, Inc. (“GPI”), which then allegedly used such catalogs and services to breach a covenant not to compete in IAP’s stockholders agreement. Both Activant and GPI are parties to IAP’s stockholders agreement. IAP sought to recover unspecified damages, including punitive damages, consequential or special damages, interest and any other relief to which it may be entitled. In August 2011, the parties agreed to a mutual settlement in favor of Activant and a dismissal of the lawsuit and the arbitration proceedings. The matter is now considered closed. Epicor Software Corporation continues to own approximately 46% of the outstanding common stock of IAP and holds two of five seats on IAP’s board of directors.

State Court Shareholder Litigation

Following the announcement in March 2011 of the Merger Agreement with the funds advised by Apax, four (4) putative stockholder class action suits were filed in the Superior Court of California, Orange County, and two (2) such suits were filed in Delaware Chancery Court. The actions filed in California are entitled Kline v. Epicor Software Corp. et al.,(filed Apr. 6, 2011); Tola v. Epicor Software Corp. et al., (filed Apr. 8, 2011); Watt v. Epicor Software Corp. et al., (filed Apr. 11, 2011), Frazer v. Epicor Software et al., (filed Apr. 15, 2011). The actions pending in Delaware are entitled Field Family Trust Co. v. Epicor Software Corp. et al., (filed Apr. 12, 2011) and Hull v. Klaus et al.,(filed Apr. 22, 2011). Amended complaints were filed in the Tola and Field Family Trust actions on April 13, 2011 and April 14, 2011, respectively. Plaintiff Kline dismissed his lawsuit on April 18, 2011 and shortly thereafter filed an action in federal district court (see below).

The state court suits alleged that the Epicor directors breached their fiduciary duties of loyalty and due care, among others, by seeking to complete the sale of Epicor to funds advised by Apax through an allegedly unfair process and for an unfair price and by omitting material information from the Solicitation/Recommendation Statement on Schedule 14D-9 that Epicor filed on April 11, 2011 with the SEC. The complaints also alleged that Epicor, Apax Partners, L.P. and Element Merger Sub, Inc. aided and abetted the directors in the alleged breach of fiduciary duties. The plaintiffs sought certification as a class and relief that included, among other things, an order enjoining the Tender Offer and Merger, rescission of the Merger, and payment of plaintiff’s attorneys’ fees and costs. On April 25, 2011, plaintiff Hull filed a motion in Delaware Chancery Court for a preliminary injunction seeking to enjoin the parties from taking any action to consummate the transaction. On April 28, 2011, plaintiff Hull withdrew this motion. On May 2, 2011, after engaging in discovery, plaintiffs advised that they did not intend to seek injunctive relief in connection with the merger but would instead file an amended complaint seeking damages in California Superior Court following the consummation of the tender offer. On May 11, 2011, the Superior Court for the County of Orange entered an Order consolidating the Tola, Watt, and Frazer cases pursuant to a joint stipulation of the parties. Plaintiffs filed a Second Amended Complaint on September 1, 2011 and we filed a demurrer (motion to dismiss) to this amended complaint on September 29, 2011. The demurrers were heard on December 12, 2011, and the Court overruled them. The matter is expected to proceed to discovery in early 2012.

Federal Shareholder Litigation

Kline v. Epicor Software Corporation, et al. was filed on April 29, 2011, in the United States District Court for the Central District of California, against Epicor, Apax Partners, L.P., Purchaser, Parent, former Epicor Chairman and CEO, L. George Klaus, former Epicor director Richard Pickup, and his son, Todd Pickup. The suit alleged that support agreements entered into by the defendants in connection with the tender offer violate the “Best Price” rule found in § 14(d)(7) of the Securities Exchange Act, by allowing Klaus and the Pickups to realize greater consideration for their shares than is available to other shareholders through the tender offer. On July 22, 2011, plaintiff filed a Notice of Voluntary Dismissal Without Prejudice of this lawsuit.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names, ages, and current positions of our current executive officers and directors are listed in the table below. The business and operations of Epicor Software Corporation are managed by our Board, in accordance with its charter, bylaws and the Delaware General Corporation Law. The Board presently consists of six members. Committee chairmen are elected annually by the Board at its meeting following the annual meeting of shareholders to serve for a one-year term and until their successors are elected and qualified. There are no family relationships among the executive officers or directors and there are no agreements or understandings between any officer or any director and any other person pursuant to which the officer or director was elected.

Name	Age	Position
Jason Wright	40	Director (2)

Roy Mackenzie	40	Director (1)

Will Chen	34	Director (1) (2)

Paul Walker	54	Director (1)

Peter Gyenes	66	Director (2)

Pervez Qureshi	55	President and Chief Executive Officer, Director

Kathleen Crusco	46	Executive Vice President and Chief Financial Officer

Kevin Roach	50	Executive Vice President and General Manager, ERP Americas

Paul Salsgiver	59	Executive Vice President and General Manager, Retail

(1)	Denotes a member of the Audit Committee
(2)	Denotes a member of the Compensation Committee

The following is a brief biography of each Epicor Software Corporation executive officer and director and certain key employees:

Jason Wright

Mr. Wright became one of our directors in May 2011. Mr. Wright joined Apax in 2000 and is a Partner on Apax’s Technology & Telecom team. He currently serves as a board member on Tivit, Realpage (Nasdaq: RP), Trizetto and Plex Systems. Mr. Wright is on the board of the Opportunity Network, an education-focused charity in New York City. Prior to joining Apax, Mr. Wright served in a variety of roles at GE Capital, including principal investing on behalf of GE Ventures. Previously, he worked at Accenture, a consulting firm, designing and implementing systems for the financial services and pharmaceutical industries. Mr. Wright received his B.A. in economics from Tufts University and his M.B.A. in finance from The Wharton School of the University of Pennsylvania. We believe Mr. Wright’s qualifications to serve on our board of directors include his extensive business and financial experience related to enterprise software and technology-enabled services companies. Mr. Wright also possesses company board experience.

Roy Mackenzie

Mr. Mackenzie became one of our directors in May 2011. Mr. Mackenzie joined Apax in 2003 and is a Partner on Apax’s Technology & Telecom team. Mr. Mackenzie has specialized in transactions in the technology sector. He currently serves as a board member on Sophos. Prior to joining Apax, Mr. Mackenzie spent most of his career at McKinsey & Company where he specialized in the technology sector. He has also held operating roles at Psion plc, a mobile computer designer and manufacturer, and nSine Technology Inc. Mr. Mackenzie holds an M.B.A. from Stanford Graduate School of Business, where he was an Arjay Millar scholar, and a Masters of Engineering from Imperial College, London. We believe Mr. Mackenzie’s qualifications to serve on our board of directors include his extensive business and financial experience related to enterprise software and technology-enabled services companies. Mr. Mackenzie also possesses company board experience.

Will Chen

Mr. Chen became one of our directors in May 2011. Mr. Chen joined Apax in 2007 and is a Principal on Apax’s Technology & Telecom team. Mr. Chen has focused on the technology and telecom sector throughout his career at Apax. Prior to joining Apax, Mr. Chen worked at Bain & Company and Goldman Sachs, specializing in the technology and telecom sector at both firms. Mr. Chen received a B.S. in Industrial Engineering from Stanford University, a M.S. in Engineering-Economic Systems & Operations Research from Stanford University, a M.A. in International Studies from the University of Pennsylvania and a M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Chen’s qualifications to serve on our board of directors include his extensive business and financial experience related to enterprise software and technology-enabled services companies.

Paul Walker

Mr. Walker became one of our directors in November 2011. Mr. Walker currently serves as a board member of Experian plc, European Directories SA, The Perform Group plc, Newcastle Science City Ltd, and the Entrepreneurs’ Forum. Mr. Walker served as a board member of the Sage Group plc until September 2010 and Diageo plc until October 2011. Previously, Mr. Walker was Chief Executive of The Sage Group plc from 1994 to October 2010. He joined Sage in 1984 as Financial Controller and was appointed Finance Director in 1987 prior to flotation on the London Stock Exchange. Mr. Walker qualified as a Chartered Accountant with Ernst & Young, having graduated from York University with an economics degree. We believe Mr. Walker brings to the board of directors extensive leadership, operations, financial, accounting, and strategic planning experience. Mr. Walker also possesses company board experience.

Peter Gyenes

Mr. Gyenes became one of our directors in November 2011. Mr. Gyenes has four decades of experience in global technical, sales, marketing, and general management positions within the software and computer systems industries. He is an active investor and board member focusing on technology market opportunities. He is currently the Non-Executive Chairman of Sophos plc, a global security software company. Mr. Gyenes also serves on the board of Pegasystems, VistaPrint Limited, IntraLinks, Inc., RealPage, Inc., and Talend, as well as a number of privately held technology companies, and is a Trustee Emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes served on the board of Lawson Software, Inc., (until July 2011, acquired by Golden Gate / Infor), Netezza Corporation (until 2010, acquired by IBM), Bladelogic, Inc. (until 2008, acquired by BMC), webMethods, Inc. (until 2007, acquired by Software AG) and Applix, Inc. (until 2007, acquired by Cognos). He served as Chairman and CEO of Ascential Software, as well as of its predecessor companies VMark Software, Ardent Software and Informix, and led its growth into the data integration market leader, from 1996 until it was acquired by IBM in 2005. Previously, Mr. Gyenes served as President and CEO of Racal InterLan, Inc., and in executive positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. Earlier in his career, he held sales and technical positions at Xerox Data Systems and IBM. He is a graduate of Columbia University where he received both his B.A. in mathematics and his M.B.A. degree. Mr. Gyenes was awarded the 2005 New England Region Ernst & Young Entrepreneur of the Year award in Software. We believe Mr. Gyenes’ qualifications to serve on our board of directors include his extensive business and financial experience related to enterprise software and technology-enabled services companies. Mr. Gyenes also possesses company board experience.

Pervez Qureshi

Mr. Qureshi has served as our President and Chief Executive Officer since the acquisition in May 2011 and became one of our board of directors in November 2011. Mr. Qureshi served as Activant’s President and Chief Executive Officer and one of Activant’s directors from May 2006 to May 2011. Mr. Qureshi joined Activant as a Director of Marketing in 1994. He became Senior Vice President and General Manager of Activant’s Hardlines and Lumber division in 1999, Group President of Activant’s vertical markets in 2004, Senior Vice President and Chief Operating Officer in April 2005, and Executive Vice President in October 2005. Prior to joining Activant, Mr. Qureshi was President of a management consulting company he founded and was Vice President of Marketing at Harvest Software. He has also held management positions at Metaphor Computer Systems and the Hewlett-Packard Company as well as engineering positions at International Business Machines Corporation. Mr. Qureshi holds a B.S.E.E. degree from the University of Lowell and an M.B.A. from the Darden Graduate School of Business at the University of Virginia. As our President and Chief Executive Officer, Mr. Qureshi brings to our board of directors extensive leadership, industry, operations, risk management, financial and strategic planning experience, as well as in-depth knowledge of our business.

Kathleen Crusco

Ms. Crusco has served as our Executive Vice President and Chief Financial Officer since the acquisition in May 2011. Ms. Crusco joined Activant as Senior Vice President and Chief Financial Officer in May 2007, and was promoted to Executive Vice President in November 2010. Prior to joining Activant, Ms. Crusco was Vice President, Worldwide Finance at Polycom, Inc. from March 2005 to May 2007 and Vice President, Worldwide Controller from January 2002 to March 2005. In addition, Ms. Crusco served as Chief Accounting Officer at Polycom, Inc. from August 2002 through March 2005. From April 1999 through January 2002, Ms. Crusco served as Vice President, Worldwide Controller at Documentum, Inc. and from July 1997 through April 1999 as Director of Finance at Adaptec, Inc. Ms. Crusco also spent 10 years at PricewaterhouseCoopers LLP in various management roles. Ms. Crusco has a B.S. in Business Administration with an emphasis in accounting from California State University, Chico.

Kevin Roach

Mr. Roach has served as our Executive Vice President and General Manager, ERP Americas since June 2011. Mr. Roach served as Activant’s Executive Vice President and General Manager of Wholesale Distribution from September 2008 until May 2011. Prior to joining Activant, Mr. Roach served as President of Rockwell Software, a division of Rockwell Automation, Inc. from 2004 to 2008. From 1999 to 2004, Mr. Roach served in several positions with GE Fanuc Automation, Inc., including Vice President, Sales and Vice President, Global Manufacturing Solutions. From 1994 to 1999, Mr. Roach was President and CEO of SensorPulse, Inc. Mr. Roach has an M.B.A. in Business and Technology from Rensselaer Polytechnic Institute, Lally School of Management and attended Stonehill College and Bridgewater State University for undergraduate studies.

Paul Salsgiver

Mr. Salsgiver has served as our Executive Vice President and General Manager, Retail since June 2011. Mr. Salsgiver served as Activant’s Executive Vice President and General Manager of Hardlines and Lumber from September 2008 until September 2009. In August 2009, he gained the additional responsibility of Automotive and effective October 1, 2009 upon combination of our Hardlines and Lumber and Automotive segments, he became Activant’s Executive Vice President and General Manager of the Retail Distribution Group and retained that position through May 2011. Prior to joining Activant, Mr. Salsgiver served as President and Chief Executive Officer of Compassoft, Inc. in 2008. From May 2003 to July 2008, Mr. Salsgiver served as President and Chief Executive Officer of Aspectrics, Inc. and from 2000 to 2002, Mr. Salsgiver served as President and Chief Executive Officer of HigherMarkets, Inc. In addition, from 1999 to 2003, Mr. Salsgiver served in various executive and consulting positions and prior to that, from 1990 to 1999, Mr. Salsgiver was an executive with PeopleSoft, Inc., where he served as President of the Education and Government division from 1994 to 1999. Mr. Salsgiver has a B.S. in Business Administration with an emphasis in accounting and finance from the University of California, Berkeley.

Board Composition and Governance

The composition of our board of directors was determined by funds advised by Apax Partners, our sole stockholder. Our board of directors is comprised of the following persons:

•	our chief executive officer (Mr. Qureshi);

•	three board member affiliated with Apax (currently Messrs. Chen, Mackenzie and Wright); and

•	two independent members (currently Messrs. Gyenes and Walker).

Audit Committee Financial Expert

Our board of directors has designated Mr. Walker as an “audit committee financial expert,” as this term has been defined by the SEC in Item 407(d)(5) of Regulation S-K.

Our board of directors determined that Mr. Walker acquired the required attributes for designation as an “audit committee financial expert,” as a result of the following relevant experience, which forms of experience are not listed in any order of importance and were not assigned any relative weights or values by our board of directors in making such determination:

•

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements, including experience serving as Chief Executive and Financial Director at Sage Group plc;

•	Chartered Accountant, graduated from York University with economics degree; and

•	continued periodic study of recent accounting pronouncements.

Code of Ethics

The Board of Directors has adopted a Worldwide Code of Business Conduct and Ethics, which is applicable to the Company, including the Chief Executive Officer, President, Chief Financial Officer and all officers of the Company. We will provide a copy of the Worldwide Code of Business Conduct and Ethics upon request made by email to investorrelations@epicor.com or in writing to Epicor Software Corporation, Attention: Investor Relations, 7683 Southfront Road, Livermore, CA 94551. A copy of the Worldwide Code of Business Conduct and Ethics is available on Epicor’s website at http://www.epicor.com/Company/Documents/Forms/AllItems.aspx. Epicor will disclose any amendment to the Worldwide Code of Business Conduct and Ethics or waiver of a provision of the Worldwide Code of Business Conduct and Ethics, including the name of the officer to whom the waiver was granted, on our website at www.epicor.com, on the Investor Relations page.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis provides an analysis of our compensation program and policies, the material compensation decisions made under those programs, and the material factors considered in making those decisions. This discussion is intended to help you understand the detailed information provided in the compensation tables below.

Background

On March 25, 2011 (“Inception”), Eagle Parent, Inc. (“Eagle”) was formed under Delaware law. On May 16, 2011, Eagle acquired Activant Group Inc. (“AGI”), the parent company of Activant Solutions, Inc., the Predecessor for reporting purposes (the “Predecessor” or “Activant”), and Epicor Software Corporation (“Legacy Epicor”) following which, Legacy Epicor AGI and Activant became wholly-owned subsidiaries of Eagle. These acquisitions and the related transactions are referred to collectively as the “acquisition” or “acquisitions.” Eagle had no activity from Inception to May 16, 2011.

Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into Eagle under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and Eagle survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, Eagle changed its name to Epicor Software Corporation. Funds advised by Apax and certain of our employees, including our named executive officers, indirectly hold all shares of the Company.

Prior to the acquisitions, the compensation committee of each Activant and Legacy Epicor were responsible for establishing and reviewing their respective executive compensation programs. Following the acquisitions, executive compensation and related issues are administered by the executive compensation committee (the “Compensation Committee”) or the full Board of Directors (the “Board”).

Compensation Committee and Management Interaction with the Compensation Committee

The Compensation Committee is composed of Messrs. Chen, Gyenes and Wright. None of our executive officers have served as a member of the Compensation Committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of our company or member of our compensation committee.

The Compensation Committee operates under a written charter adopted by our Board and has responsibility for discharging the responsibilities of the Board relating to the review of the compensation of our executive officers and making recommendations to the non-executive directors for approval.

Historically compensation decisions with respect to the Predecessor’s Named Executive Officers, other than their chief executive officer, were made by means of reviews of executive compensation and industry survey data (representing the pay practices of a broad set of companies in a comparable industry and size) by their chief executive officer and senior human resources executives. The Predecessor believed that this aggregated industry survey data provided them with appropriate benchmarks as these companies provided technology products and services and competed with the Predecessor for superior executive and employee talent.

Subsequent to the acquisition, our Chief Executive Officer participated with other senior management in reviewing compensation for the Named Executive Officers. These reviews considered a number of factors including the historical compensation practices, the experience and existing compensation arrangements with the Named Executive Officer, performance of the Named Executive Officer, competitive factors existing in the employment market, and the competitive compensation practices within the industry. Recommendations were made to make salary adjustments for specific Named Executive Officers for the 2011 fiscal year to continue to retain and incentivize the executives. These recommendations were reviewed, modified and approved by the board of directors, in lieu of a Compensation Committee that had not yet been appointed. All recommendations and approvals regarding the compensation for our Chief Executive Officer were made directly by the board of directors for the period subsequent to the acquisition in fiscal year 2011.

Going forward, we expect compensation decisions with respect to our Named Executive Officers (as defined below), other than our chief executive officer, to be assessed on an annual basis based on compensation survey data and individual performance. Our chief executive officer will make recommendations regarding the compensation of these Named Executive Officers to the Compensation Committee, which takes into account the chief executive officer’s recommendation, but may accept, modify or reject one or more of the recommendations, prior to making its recommendation to the Board. All recommendations to the Board with respect to the compensation of our chief executive officer are made solely by the Compensation Committee.

Named Executive Officers

This Compensation Discussion and Analysis describes the 2011 compensation program for our principal executive officer, our principal financial officer, and our two other executive officers during fiscal 2011 (the “Named Executive Officers” or “NEOs”). During fiscal 2011, these individuals were:

•	Pervez Qureshi, President and Chief Executive Officer

•	Kathleen Crusco, Executive Vice President and Chief Financial Officer

•	Kevin Roach, Executive Vice President and General Manager, ERP Americas

•	Paul Salsgiver, Executive Vice President and General Manager, Retail

Objectives of Our Compensation Program

Our executive compensation program is intended to meet three principal objectives:

•	to provide competitive compensation packages to attract and retain superior executive talent;

•	to reward successful performance by the executive and the Company by linking a significant portion of compensation to our financial results; and

•	to align the interests of executive officers with those of our stockholders by providing long-term equity compensation and meaningful equity ownership.

To meet these objectives, our compensation program balances short-term and long-term goals and mixes fixed and performance based compensation related to the overall financial performance of the Company. We don’t believe our compensation program encourages risk taking by the Named Executive Officers which could result in a material adverse effect on the Company financials. The compensation program is intended to reinforce the importance of performance and accountability at various operational levels, and a significant portion of total compensation is provided in the form of cash compensation incentives that reward performance as measured against established financial goals. Each element of our compensation program is reviewed individually and considered collectively with the other elements of our compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program.

Elements of Our Executive Compensation Program

Overview

For fiscal year 2011, the principal elements of compensation for the Named Executive Officers included:

•	annual cash compensation consisting of base salary and performance-based incentive bonuses;

•	long-term equity incentive compensation under the Predecessor’s plan;

•	health and welfare benefits;

•	retirement benefits;

•	deferred compensation arrangements; and

•	severance and/or change of control benefits.

Annual Cash Compensation—Base Salary

Historically compensation for the executives has been determined on an annual basis using compensation survey data representing the pay practices of a broad set of companies in a comparable industry and size. We believe that this aggregated data provides us with appropriate benchmarks as these companies provide technology products and services and compete with us for superior executive and employee talent. The survey data has generally been derived from the Radford Executive Survey, and includes data relative to (i) an overall group of companies across a variety of industries, (ii) software companies with revenue between $200 million and $1 billion, (iii) the overall survey group of companies with revenue between $200 million and $500 million, (iv) the overall survey group of companies with revenue between $200 million and $1 billion and located in Northern California and (v) the overall survey group of companies with revenue between $200 million and $1 billion and located outside Northern California. Annual compensation reviews are typically performed in the second quarter of each year and total compensation may be adjusted for Named Executive Officers after his or her annual review has been completed. However, increases in compensation may occur at other times of the year based on changes in responsibilities or other considerations that may apply to the Named Executive Officers.

Subsequent to the acquisition, our Chief Executive Officer participated with other senior management in reviewing compensation for the Named Executive Officers. These reviews considered a number of factors including the historical compensation practices, the experience and existing compensation arrangements with the Named Executive Officer, performance of the Named Executive Officer, competitive factors existing in the employment market, and the competitive compensation practices within the industry. Recommendations were made to make salary adjustments for specific Named Executive Officers for the 2011 fiscal year to continue to retain and incentivize the executives. These recommendations were reviewed, modified and approved by the board of directors, in lieu of a Compensation Committee that had not yet been appointed. All recommendations and approvals regarding the compensation for our Chief Executive Officer were made directly by the board of directors for the period subsequent to the acquisition in fiscal year 2011.

Annual cash compensation for our Named Executive Officers includes base salary and performance-based cash compensation. The table below shows the proportion of each Named Executive Officer’s base salary and annual targeted performance-based cash compensation in relation to the aggregate targeted amount of base salary and annual performance bonus for each such officer for fiscal year 2011. As a general matter, the performance-based cash compensation component for the Named Executive Officers constitutes one-third of their targeted cash compensation, except for our Chief Executive Officer, whose performance-based cash compensation target constitutes one-half of his targeted cash amount due to his position and ability to influence the overall strategy of the Company.

Named Executive Officer	Base as % of Total Targeted Cash Compensation	Target Incentive as % of Total Targeted Cash Compensation
Pervez Qureshi	50.0%	50.0%
Kathleen Crusco	66.7%	33.3%
Kevin Roach	66.7%	33.3%
Paul Salsgiver	66.7%	33.3%

We generally target base salary at the 50th percentile (“market median”) based on our analysis of the applicable survey data described above, and total cash compensation (assuming that 100% of the target performance-based incentive bonus is earned) slightly above the market median based on such survey data. However, in establishing or reviewing the base salary and annual performance-based cash compensation for each individual, we also consider the individual’s performance, achievement of management objectives and contributions to our overall business. Therefore, the Compensation Committee may and does exercise its discretion to award cash compensation for any Named Executive Officer either below or above the market median level identified by the survey data reviewed.

Base salaries earned by the Named Executive Officers for fiscal years 2011, 2010 and 2009 are shown in the Summary Compensation Table below.

Annual Cash Compensation—Performance -Based Incentive Bonuses

The Predecessor’s Incentive Bonus Plan (“IB Plan”) was designed to reward the Predecessor’s executives for the achievement of pre-established annual financial targets and management objectives. As a general matter, the targets and objectives for those Named Executive Officers with responsibilities that covered the Predecessor’s entire business are based on the achievement of the Predecessor’s company-wide performance targets while the targets and objectives for those Named Executive Officers with responsibilities that generally relate to one of the Predecessor’s business units were based on a combination of the achievement of the Predecessor’s company-wide performance targets and applicable business unit performance targets. For the period from October 1, 2010 to May 15, 2011, Mr. Qureshi and Ms. Crusco were eligible to receive a bonus under the Predecessor’s IB Plan determined solely by the Predecessor’s overall financial performance as measured by an IB Plan EBITDA target, while Messrs. Roach and Salsgiver were eligible to receive a bonus under the Predecessor’s IB Plan determined by a combination of the Predecessor’s overall financial performance as well as applicable business unit performance as measured by a business unit IB Plan contribution target. The Predecessor’s IB Plan provided for annual incentive bonus payment to be paid after the end of a fiscal year based upon attainment of the applicable financial performance targets for the entire fiscal year, however as a result of the acquisition the annual incentive bonus payments were paid in several phases including (i) based on revised IB Plan EBITDA metric(s) for the period from October 1, 2010 to May 15, 2011 and (ii) based on revised IB Plan EBITDA metric(s) for period from Inception to June 30, 2011. Effective July 1, 2011, the Company continued with the Predecessor’s IB Plan and revised the company-wide performance targets as well as business unit performance targets to reflect those of Epicor Software Corporation for the period from July 1, 2011 to September 30, 2011.

IB Plan EBITDA was selected as the financial metric for the 2011 fiscal year as achievement of this metric was critical to our success and profitability. Under the terms of the IB Plan, the IB bonus pool will only be funded when the EBITDA threshold is exceeded. However, if the EBITDA threshold is exceeded by an amount that would cause the bonus pool to be funded in an amount that would result in the payment of de minimis bonuses or would otherwise be impractical, the compensation committee may decide not to fund the bonus pool for that fiscal year. For fiscal year 2011, the Named Executive Officers were eligible to receive performance-based incentive bonuses under the IB Plan with target payouts ranging from 0% to 200% of a participant’s target bonus amount for the periods mentioned above. The range of the potential payouts under the IB Plan for fiscal year 2011, commencing at a level above possible de minimis or impractical funding levels, was as follows for all periods discussed:

IB Plan EBITDA Achieved as % of EBITDA Target	Percentage of Bonus Pool Funded
86.0%	7.3%
100.0%	100.0%
116.2%	200.0%

Based on the Predecessor’s performance for the period from October 1, 2010 to May 15, 2011, bonus attainment was at 140% of the targeted bonus amount for each of Mr. Qureshi and Ms. Crusco, determined solely by the Predecessor’s overall financial performance as measured by IB Plan EBITDA. Bonus attainment for the period from October 1, 2010 to May 15, 2011, financial performance was 182% of the targeted bonus amount for Mr. Roach and 42% of the targeted bonus amount for Mr. Salsgiver, in each case determined on the basis of a combination of the Predecessor’s overall IB Plan EBITDA target and the Predecessor’s business unit IB Plan contribution.

Based on the our performance for the period from May 15, 2011 to June 30, 2011, bonus attainment was at 65% of the targeted bonus amount for each of Mr. Qureshi and Ms. Crusco, determined solely by the company’s overall financial performance as measured by IB Plan EBITDA. Bonus attainment for the period from May 15, 2011 to June 30, 2011, financial performance was 160% of the targeted bonus amount for Mr. Roach and 20% of targeted bonus amount for Mr. Salsgiver, in each case determined on the basis of a combination of the overall IB Plan EBITDA and business unit IB Plan contribution.

Based on our performance for the period from July 1, 2011 to September 30, 2011, bonus attainment was at 133% of the targeted bonus amount for each of Mr. Qureshi and Ms. Crusco, determined solely by the company’s overall financial performance as measured by IB Plan EBITDA. Bonus attainment for the period from Inception to September 30, 2011, financial performance was 138% of the targeted bonus amount for Mr. Roach and 42% of the targeted bonus amount for Mr. Salsgiver, in each case determined on the basis of a combination of overall IB Plan EBITDA and business unit IB Plan contribution.

While our compensation committee considers the annual bonus targets for our Named Executive Officers to be attainable, the targets require significant and sustained effort on the part of our company and the applicable business units for the Named Executive Officers to earn a bonus equal to or in excess of their respective target amounts. Performance-based incentive bonuses earned by the Named Executive Officers for fiscal year 2011 are shown in the Summary Compensation Table below.

Long-Term Equity Incentive Compensation

Subsequent to our 2011 fiscal year end, our board of directors approved a restricted unit plan pursuant to which restricted units (“RU”) in Eagle Topco are granted to directors, executives and other senior management employees. This arrangement was designed to promote our interests by providing eligible persons with the opportunity to acquire an ownership interest in us as an incentive for them to remain in our employment or service, as applicable. The total percentage of equity to be reserved for issuance under the equity arrangements was twelve percent of total capital outstanding. These units vest based on three criteria: (1) time based vesting, (2) annual EBITDA performance to plan targets and (3) the attainment of specified multiples of invested capital (MOIC) upon exit.

These arrangements are intended to be the primary vehicle for offering long-term incentives and rewards to selected executive officers and other key employees. Because of the direct relationship between the value of an RU and the value of stock, we believe that granting RUs is a method of motivating our employees to manage our company in a manner that is consistent with the interests of the company and our stockholders. We also regard these arrangements as a key retention tool. Retention is an important factor in our determination of the number of underlying units to grant. As a general matter, it is our policy to grant RUs to our board of directors, executives and other senior management employees only upon commencement of employment or in connection with a promotion or assignment of additional responsibilities.

Prior to the acquisition, the Named Executive Officers were part of Activant’s stock option incentive program governed under their 2006 Stock Incentive Plan, which was also intended to be the primary vehicle for offering long-term incentives and rewarding of their executive officers and other key employees. All stock options that had been granted under the stock incentive plan were “time-based options” that vest and become exercisable over a five-year period. Upon consummation of the acquisitions all unvested outstanding options immediately vested, under terms defined in the Stock Incentive Plan, and were subject to the option cancellation payment. For a more detailed discussion regarding the option cancellation payment see the section titled “Payments Received by Directors and Named Executive Officers in Connection with the Acquisitions” below.

Benefits

We offer a variety of health, welfare and retirement programs to all eligible employees, including the Named Executive Officers. The Named Executive Officers generally are eligible for the same benefit programs on the same basis as the rest of our employees, including medical and dental care coverage, life insurance coverage, short-and long-term disability and a 401(k) Plan. Based upon Mr. Qureshi’s employment agreement that was assumed by us upon consummation of the acquisition, Mr. Qureshi also has a life insurance benefit of up to $2.0 million. We also provide a bi-annual (annual for executives 50 or older) company-paid executive physical for all executives (inclusive of tax gross-up). In addition, we pay for certain airline club memberships for our Named Executive Officers. Except as described in this paragraph, we do not provide perquisites as part of our executive compensation program.

Deferred Compensation Arrangements

The Deferred Compensation Plan was effective December 31, 2008 and assumed by Epicor Software Corporation upon consummation of the acquisition of Activant. Under the Deferred Compensation Plan, an eligible participant is permitted to defer, in compliance with Section 409A of the Internal Revenue Code, as amended (the “Code”), any percentage (from 0% to 100%) of his or her qualifying base salary and bonus above the limit that could be contributed to our 401(k) Plan for each calendar year. Additionally, we can credit participant accounts with employer contributions at any time, but we did not make any such contributions during the 2011 fiscal year. All amounts allocated to a participant’s deferral account are adjusted at the end of each calendar year for investment gains and losses based on the performance of certain hypothetical investment choices selected by participants. Participants may change their selected investment choices as permitted by the plan administrator. We remain liable to pay all amounts deferred in a participant’s deferral account, as adjusted for all notional investment gains and losses, at the time specified in a participant’s deferral election, or otherwise as permitted under the terms of the Deferred Compensation Plan. We fund the Deferred Compensation Plan by means of corporate-owned life insurance policies. For fiscal year 2011, none of the current Named Executive Officers participated in the Deferred Compensation Plan.

Employment Agreements and Severance and Change of Control Benefits

We have entered into employment arrangements with certain key executives, including the Named Executive Officers, providing for severance benefits. The severance and change in control benefits are designed to provide economic protection to our key executives so that they can remain focused on our business without undue personal concern in the event that an executive’s position is eliminated or significantly altered by the company, including in connection with a change in control of our company.

Executive Severance Plan

The Executive Severance Plan was effective as of January 1, 2005 and assumed by Epicor Software Corporation upon consummation of the acquisition of Activant. It covers each officer, vice president or other senior executive employee (other than our chief executive officer), which includes a senior vice president, executive vice president or vice president, as well as any of our other senior level employees who is specifically designated as able to participate in the Executive Severance Plan. An Eligible Employee was entitled to severance under the Executive Severance Plan if such Eligible Employee was involuntarily terminated without “cause” (wherein “cause” means a determination by the plan administrator that the Eligible Employee (i) has engaged in personal dishonesty, willful violation of any law, rule or regulation or breach of fiduciary duty involving personal profit, (ii) has failed to perform his or her duties satisfactorily, (iii) has been convicted of, or plead nolo contendere to, certain crimes, (iv) has engaged in certain acts of negligence or willful misconduct, (v) has materially breached corporate policy, (vi) has violated the terms of certain agreements or (vii) has engaged in conduct likely to have a deleterious effect on the company) and not as a result of such Eligible Employee’s death or disability or from an acquirer offering employment to the employee, the terms of which are a material change to the employee’s employment (an “Executive Qualified Termination”). For purposes of the Executive Severance Plan, an Executive Qualified Termination also includes a termination occurring as a result of or in connection with the sale or other divestiture of the company or the sale or other divestiture of a division, subsidiary, assets or other entity or business segment where the Eligible Employee is required to work at a job site over 50 miles from his or her job site immediately prior to such sale or divestiture or where the Eligible Employee’s base pay is reduced by more than 10% when compared to the base pay earned immediately prior to such sale or divestiture. Upon an Executive Qualified Termination, an Eligible Employee who is either a senior vice president or executive vice president will be entitled to receive severance benefits consisting of severance pay equal to nine months of such Eligible Employee’s base salary and target bonus for such year (which may, in the plan administrator’s sole discretion, be paid in a lump sum or over the applicable nine-month period following the termination of the executive), as well as the payment of the Eligible Employee’s COBRA premiums under our health plans for nine months. Similarly, an Eligible Employee who is a vice president (other than a senior vice president or executive vice president) or a specifically designated senior level employee will be entitled to receive, upon an Executive Qualified Termination, severance pay equal to six months of such Eligible Employee’s base salary and target bonus for such year (which may, in the plan administrator’s sole discretion, be paid in a lump sum or over the applicable six-month period following the termination of the executive), as well as the payment of the Eligible Employee’s COBRA premiums under our health plans for six months. Additionally, no severance payments will be payable under the Activant Executive Severance Plan to an Eligible Employee entitled to receive an equal or greater severance benefit under any individual employment or severance agreement, plan or program, or under any other obligation or applicable law.

Employment and Severance Agreements and Arrangements with the Named Executive Officers

All employment and severance agreement and arrangements of the Named Executive Officers were assumed by us in connection with the acquisitions and were the active agreements in place for each Named Executive Officer as of September 30, 2011. The following is a summary of each Named Executive Officer’s employment and severance agreement:

Pervez Qureshi. The material terms of Mr. Qureshi’s employment agreement (the “Activant Agreement”) which became effective on May 2, 2006, included the following:

•	Mr. Qureshi serves as the president and chief executive officer.

•

Mr. Qureshi was paid a base salary of $416,000 per annum at the beginning of the 2011 fiscal year with a merit increase to $500,000 per annum effective March 2011. As a result of the May 2011 acquisition, his base salary increased to $650,000 per annum. Adjustments to the base salary are made by our board of directors.

•

An opportunity to earn annual cash performance bonuses in amounts equal to up to 175% of base salary based upon the achievement of cumulative quarterly or annual performance targets established by our compensation committee and board of directors, consistent with our current IB Plan.

•

Prior to the acquisition, Mr. Qureshi was granted 2,166,667 options to purchase shares of AGI common stock. These options became fully vested at the acquisition date and were subject to an option cancellation payment in conjunction with the acquisition of Activant.

•

Mr. Qureshi received employee benefits in accordance with our programs as in effect from time to time and applicable to our executive officers, as well as a life insurance benefit of up to $2.0 million.

•

Subject to his execution of an effective release of claims in favor of us and certain other parties, and his continued compliance with the restrictive covenants described below, Mr. Qureshi was entitled to certain severance payments and benefits in the event that he was involuntarily terminated by us without “cause,” or if he resigned for “good reason”, including continuation of base salary, pro rata portion of any annual bonus, additional severance equal to 300% of base salary, continued benefits for 18 months and accelerated vesting of options. Mr. Qureshi has not received severance benefits under the Activant Agreement. His current severance benefits are set forth in the Epicor Agreement described below, which supersedes the Activant Agreement.

On May 1, 2006, Mr. Qureshi also entered into an option rollover agreement pursuant to which he agreed to rollover $1.0 million of spread value of his then outstanding stock options into 333,334 vested stock options to purchase shares of common stock of Activant Group at an exercise price of $1.00 per share. Pursuant to the option rollover agreement, Activant Group agreed to assume these options pursuant to the terms of the Activant Solutions Holdings Inc. Second Amended and Restated Stock Option Plan for Key Employees, as amended, which is the stock option plan under which these options were originally granted. These options became fully vested at the acquisition date and were subject to an option cancellation payment in conjunction with the acquisition.

Prior to the May 2006 Activant acquisition, certain employees (including Mr. Qureshi) had options granted to them under Activant’s cash retention bonus plan (“Cash Retention Bonus Plan”). The Cash Retention Bonus Plan was approved on November 15, 2006, for the payment of a bonus to those employees, including certain of the Named Executive Officers, who had been granted an option through that date under the Stock Incentive Plan, calculated by the number of options granted for such employee times $0.35. In the case of Mr. Qureshi, payment of the retention bonus vested twenty percent (20%) per year, commencing on September 30, 2007 and each September 30th for the next four subsequent years. Vesting under the Cash Retention Bonus Plan accelerated upon commencement of the acquisition in May 2011 and the remaining retention bonus was paid to Mr. Qureshi, as defined under the Stock Incentive Plan in the event of a Change in Control.

Effective as of January 5, 2012, the Company entered into a new employment agreement with Mr. Qureshi (the “Epicor Agreement”), pursuant to which Mr. Qureshi will serve as Chief Executive Officer of the Company. The Epicor Agreement has an initial term ending on September 30, 2015, but will automatically renew for one year periods unless either party provides written notice of intent not to renew 90 days prior to the expiration of the then current term.

Under the Epicor Agreement, Mr. Qureshi will receive an annual base salary of no less than $650,000, which may be increased (but not decreased) by the Board or a committee thereof. Mr. Qureshi will also be entitled to an annual incentive payment under the Company’s annual bonus plan as may be in effect from time to time with a target bonus opportunity equal to 100% of Mr. Qureshi’s base salary. Mr. Qureshi will be eligible to receive an annual incentive payment upon attainment of threshold performance of one or more performance goals established by the Board or a committee thereof, with greater amounts or lesser amounts paid for performance above and below the threshold performance. Mr. Qureshi will also be entitled to participate in the Company’s benefit plans that are available to employees generally and the Company will maintain a life insurance policy with a death benefit of $2.0 million payable to Mr. Qureshi’s beneficiaries.

In the event that Mr. Qureshi’s employment with the Company is terminated as a result of his death or disability (as defined in the Epicor Agreement), Mr. Qureshi will be paid (i) any earned and unpaid salary and any accrued and unpaid annual bonus for any year prior to the year of termination, (ii) accrued and unpaid vacation, (iii) reimbursement for any unreimbursed business expenses and (iv) any other payments, benefits and programs to which Mr. Qureshi may be entitled under any other arrangements or programs of the Company. The amounts and benefits set forth in (i)—(iv) are referred to as the “Accrued Benefits.”

If Mr. Qureshi’s employment with the Company is terminated for cause (as defined in the Epicor Agreement) or without good reason (as defined in the Epicor Agreement) or as a result of the non-extension of the Epicor Agreement by Mr. Qureshi, he will be entitled to the Accrued Benefits other than the pro rated bonus for the year in which the termination occurred. If Mr. Qureshi’s employment with the Company is terminated without cause, for good reason or as a result of the non-extension of the Epicor Agreement by the Company, Mr. Qureshi will be entitled to the Accrued Benefits and, subject to the execution of a release of claims and compliance with certain restrictive covenants, including non-solicitation and non-competition agreements, Mr. Qureshi will be entitled to (i) 3.0 times his annual base salary in effect at the time of termination (or, if the termination is as a result of a reduction in salary, his highest base salary prior to the reduction) payable over 18 months following the termination, (ii) a pro rata portion of his annual bonus based on the actual results for the year of his termination and the number of days he served during such year, and (iii) continued participation by Mr. Qureshi and his eligible dependents in the Company’s group health plans for 18 months at the Company’s expense, subject to certain limitations and continued eligibility.

Kathleen Crusco. Ms. Crusco’s employment arrangement for the position of Executive Vice President and Chief Financial Officer governs the terms of her employment for fiscal year 2011. Ms. Crusco was paid a base salary of $365,000 per annum at the beginning of the 2011 fiscal year with a target incentive bonus under the IB Plan of $182,500. As a result of the acquisition, her base salary increased to $400,000 per annum and she is eligible to receive a target incentive bonus under the IB Plan of $200,000. Ms. Crusco’s original offer letter provided for (i) a stock option grant for 425,000 shares of common stock of the Activant Group under the Stock Incentive Plan (an additional 75,000 shares of common stock were granted upon the promotion of Ms. Crusco to Executive Vice President) which became fully vested at the acquisition date and were subject to an option cancellation payment in conjunction with the acquisition; (ii) a signing bonus of $100,000, which Ms. Crusco was required to reimburse in full if she voluntarily terminated her employment with us prior to 12 months from her start date; and (iii) severance of (A) nine months of base salary and target incentive bonus and (B) nine months of COBRA premium payments under our health plans, in the event Ms. Crusco’s termination of employment with us constitutes an Executive Qualified Termination under the terms of the Executive Severance Plan (as described above under “Executive Severance Plan”). In addition, Ms. Crusco is provided with employee benefits in accordance with our programs as in effect from time to time and applicable to our executive officers.

Kevin Roach. Mr. Roach’s employment arrangement for the position of Executive Vice President and General Manager, ERP Americas governs the terms of his employment for fiscal year 2011. Mr. Roach was paid a base salary of $400,000 per annum at the beginning of the 2011 fiscal year with a target incentive bonus under the IB Plan of $200,000. As a result of the acquisition his base salary increased to $425,000 per annum and is eligible to receive a target incentive bonus under the IB Plan of $212,500. Mr. Roach’s original offer letter provided for (i) a stock option grant for 450,000 shares of common stock of the Activant Group under the Stock Incentive Plan, which became fully vested at the acquisition date and were subject to an option cancellation payment in conjunction with the acquisition; (ii) a signing bonus of up to $281,000, less any amounts paid to Mr. Roach by his former employer under such employer’s restricted stock unit and bonus plans; (iii) up to $60,000 to attend an executive education program after 24 months of employment with us; (iv) up to $200,000 in relocation related expenses, which must be reimbursed in full if Mr. Roach voluntarily resigns from his employment with us within 24 months after relocation; (v) a tax gross-up payment on taxable relocation reimbursements; and (vi) severance of (A) nine months of base salary and target incentive bonus and (B) nine months of COBRA premium payments under our health plans, in the event Mr. Roach’s termination of employment with us constitutes an Executive Qualified Termination under the terms of our Executive Severance Plan. In addition, Mr. Roach is provided with employee benefits in accordance with our programs as in effect from time to time and applicable to our executive officers. On February 8, 2010, we entered into an amendment to our letter agreement with Mr. Roach, which terminated our obligation to reimburse the above-mentioned relocation related expenses and tax gross-up payment thereon, and instead provides for (x) a lump-sum payment of $200,000 less (i) relocation and housing expenses already paid to Mr. Roach pursuant to the letter agreement (other than shipping costs as described below) and (ii) applicable tax withholdings, and (y) the reimbursement of up to $16,000, less applicable tax withholdings, of certain shipping costs incurred in connection with Mr. Roach’s relocation. In addition, the amendment provides that if Mr. Roach resigns his employment within 30 months following his employment start date, he will reimburse us for all amounts paid to him or on his behalf pursuant to the amendment.

Paul Salsgiver. Mr. Salsgiver’s employment arrangement for the position of Executive Vice President and General Manager, Retail governs the terms of his employment for fiscal year 2011. Mr. Salsgiver was paid a base salary of $350,000 per annum at the beginning of the 2011 fiscal year with a target incentive bonus under the IB Plan of $175,000. As a result of the acquisition his base salary increased to $385,000 per annum and is eligible to receive a target incentive bonus under the IB Plan of $192,500. Mr. Salsgiver’s original offer letter provided for (i) a stock option grant for 500,000 shares of common stock of the Activant Group under the Stock Incentive Plan, which became fully vested at the acquisition date and were subject to an option cancellation payment; and (ii) severance of (A) nine months of base salary and target incentive bonus and (B) nine months of COBRA premium payments under our health plans, in the event Mr. Salsgiver’s termination of employment with us constitutes an Executive Qualified Termination under the terms of our Executive Severance Plan. In addition, Mr. Salsgiver is provided with employee benefits in accordance with our programs as in effect from time to time and applicable to our executive officers.

Restricted Unit Plan

Subsequent to our 2011 fiscal year end, our board of directors approved a restricted unit plan pursuant to which restricted units in Eagle Topco may be granted to independent directors, executives and other senior management employees. This arrangement was designed to promote our interests by providing eligible persons with the opportunity to acquire a proprietary interest in us or one of our affiliates as incentive for them to remain in our employment or service, as applicable. The total percentage of equity to be reserved for issuance under the equity arrangements was 12% of the outstanding capital. The units entitle the holder to certain distributions, including upon an exit event, but do not have voting rights.

Stock Option Plan—2006 Stock Incentive Plan

Prior to the acquisition, the Named Executive Officers were part of Activant’s stock option incentive program governed under their 2006 Stock Incentive Plan, which was also intended to be the primary vehicle for offering long-term incentives and rewarding of their executive officers and key employees. All stock options that had been granted under the stock incentive plan were “time-based options” that vest and become exercisable over a five-year period. Upon commencement of the acquisitions all unvested outstanding options immediately vested, under terms defined in the Stock Incentive Plan, and were subject to the option cancellation payment. For a more detailed discussion regarding the option cancellation payment see the section titled “Payments Received by Directors and Named Executive Officers in Connection with the Acquisitions” below.

Accounting and Tax Implications

The accounting and tax treatment of particular forms of compensation do not materially affect our compensation committee’s decisions. However, we evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate.

Stock Ownership

We do not have a formal policy requiring stock ownership by management.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to our Board that the Compensation Discussion and Analysis be included in this registration statement.

Will Chen

Peter Gyenes

Jason Wright

Summary of Executive Compensation

The following table sets forth certain information regarding compensation awarded to, earned by or paid by us to the Named Executive Officers for services rendered during the fiscal years 2011, 2010 and 2009.

Name and principal position	Fiscal year	Salary	Bonus	Option awards (1)	Non-Equity incentive plan compensation (2)	Nonqualified deferred compensation earnings (3)	All other compensation (4)	Total
Pervez Qureshi (5)	2011	$525,845	$151,667	$—	$594,825	$—	$7,944,461	$9,216,798
President and Chief Executive	2010	$416,000	$151,667	$—	$416,000	$—	$5,433	$989,100
Officer	2009	$415,385	$151,667	$—	$200,591	$—	$6,132	$773,775

Kathleen Crusco (6)	2011	$382,746	$25,000	$—	$226,190	$—	$1,515,159	$2,149,095
Executive Vice President and Chief Financial	2010	$310,000	$—	$—	$155,000	$—	$3,647	$468,647
Officer	2009	$309,231	$—	$—	$74,739	$—	$2,255	$386,225

Kevin Roach (7)	2011	$422,278	$—	$—	$300,759	$—	$1,087,904	$1,810,941
Executive Vice President and General Manager,	2010	$400,000	$—	$—	$199,860	$—	$142,882	$742,742
ERP Americas	2009	$392,308	$281,000	$1,397,807	$120,000	$—	$66,446	$2,257,561

Paul Salsgiver (8)	2011	$374,458	$—	$—	$66,153	$—	$1,209,834	$1,650,445
Executive Vice President and General	2010	$350,000	$—	$—	$171,203	$—	$5,494	$526,697
Manager, Retail	2009	$350,000	$—	$1,553,119	$105,000	$—	$7,175	$2,015,294

(1)	The amounts in this column reflect the full grant date fair value of equity awards granted within respective fiscal year computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The amounts in this column reflect the cash awards earned under the IB Plan, which is discussed in more detail under “Elements of Our Executive Compensation Program—Annual Cash Compensation—Performance-Based Incentive Bonuses” above.
(3)	The amount in this column represents the earnings on amounts deferred under our non-qualified deferred compensation plan. (See “Non-Qualified Deferred Compensation for Fiscal Year 2011,” below).
(4)	The amounts include, as applicable, matching 401(k) Plan contributions, term life insurance premiums, relocation reimbursements, gross-up payments received for taxable relocation reimbursements and payments related to the acquisition of Activant by the Company (see “All Other Compensation” below).
(5)	Mr. Qureshi received a retention bonus of $151,667 for the fiscal years 2009, 2010 and 2011, which is discussed in more detail under Employment and Severance Agreements and Arrangements with the Named Executive Officers—Pervez Qureshi” above.
(6)	Ms. Crusco received a integration bonus of $25,000, which is reflected in the table under the column titled “Bonus.”
(7)	Mr. Roach received a sign-on bonus of $281,000, which is reflected in the table under the column titled “Bonus.” He also earned $120,000 as part of a guaranteed first year bonus, which is reflected in the table under the column titled “Non-Equity incentive plan compensation.”
(8)	Mr. Salsgiver earned $105,000 as part of a guaranteed first year bonus, which is reflected in the table under the column titled “Non-Equity incentive plan compensation.”

All Other Compensation

Name	Fiscal Year	401(K) Match	Life Insurance	Relocation	Tax Gross-Up	Payments Related to Acquisition (2)	Total
Pervez Qureshi	2011	$3,000	$3,313	$—	$—	$7,938,148	$7,944,461
	2010	$1,930	$3,503	$—	$—	$—	$5,433
	2009	$2,400	$3,732	$—	$—	$—	$6,132

Kathleen Crusco	2011	$3,000	$614	$—	$—	$1,511,545	$1,515,159
	2010	$3,000	$647	$—	$—	$—	$3,647
	2009	$1,788	$467	$—	$—	$—	$2,255

Kevin Roach (1)	2011	$3,000	$1,038	$—	$—	$1,083,866	$1,087,904
	2010	$2,077	$1,094	$128,767	$10,944	$—	$142,882
	2009	$—	$792	$45,643	$20,011	$—	$66,446

Paul Salsgiver	2011	$3,000	$2,539	$—	$—	$1,204,295	$1,209,834
	2010	$3,000	$2,494	$—	$—	$—	$5,494
	2009	$5,230	$1,945	$—	$—	$—	$7,175

(1)	Mr. Roach received relocation reimbursement payments of $45,643 (for 2009) and $128,767 (for 2010), which is reflected in the table under “Relocation” and tax gross-up payments of $20,011 (for 2009) and $10,944 (for 2010), which is reflected in the table under “Tax Gross-Up”, as part of a relocation package for fiscal years 2009 and 2010.
(2)	As described below under “Payments Received by Directors Named Executive Officers in Connection with the Acquisitions,” for any vested options under the 2006 Stock Incentive Plan with an exercise price per share less than $7.08, the named executive officers received an option cancellation payment for each share underlying the vested options equal to the difference between $7.08 and the per-share exercise price. Ms. Crusco also received a discretionary cash bonus of $0.4 million in connection with the acquisition.

Grant of Plan-Based Awards in Fiscal Year 2011

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended September 30, 2011 to the Named Executive Officers.

	Estimated future payouts under non- equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards
Name	Threshold	Target	Maximum	Threshold	Target	Maximum
Pervez Qureshi	$47,450	$650,000	$1,137,500	$—	$—	$—
Kathleen Crusco	$14,600	$200,000	$400,000	$—	$—	$—
Kevin Roach	$15,513	$212,500	$425,000	$—	$—	$—
Paul Salsgiver	$14,053	$192,500	$385,000	$—	$—	$—

(1)	The amounts in this column show the potential value of the payout for each Named Executive Officer under our IB Plan if the IB Plan EBITDA is achieved at the threshold, target and maximum levels, with the threshold level determined as the amount payable if the IB Plan bonus pool is funded at the lowest level above which the Compensation Committee retains the discretion not to fund possible de minimis or impractical payments. For a further discussion of the IB Plan, see “Elements of Our Executive Compensation Program—Annual Cash Compensation—Performance Based Incentive Bonuses” above.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2011 there were no outstanding equity awards.

Non-Qualified Deferred Compensation for Fiscal Year 2011

None of the Named Executive Officers participated in the non-qualified deferred compensation plan during the fiscal year ended September 30, 2011.

Employment and Change of Control Agreements

As discussed above, the Company’s Executive Severance Plan includes provisions with regard to a change in control of the company. We also entered into definitive employment agreements with certain of the Named Executive Officers which include provisions relating to a change in control of the company. The terms of these agreements are described above under “Employment Agreements and Severance and Change of Control Benefits—Employment and Severance Agreements and Arrangements with the Named Executive Officers.”

Potential Payments Upon Termination or Change of Control

The tables below reflect the amount of potential payments to each of the Named Executive Officers in the event of termination of employment of the Named Executive Officer. The amounts shown below assume that the termination was effective as of September 30, 2011, and include estimates of the amounts, which would be paid to each executive officer upon his or her termination. The actual amount of any severance or change of control benefits to be paid out to a Named Executive Officer can only be determined at the time of the termination of employment of the Named Executive Officer. For a discussion regarding these severance and change of control benefits, see “Employment Agreements and Severance and Change of Control Benefits—Employment and Severance Agreements and Arrangements with our Named Executive Officers.”

Without Cause or for Good Reason or Upon Qualifying Termination of Employment

Name	Base Salary	Target Incentive Bonus	Restricted Units (3)	Health Benefits	Total
		up to
Pervez Qureshi (1)	$1,950,000	$650,000	$—	$29,526	$2,629,526
Kathleen Crusco (2)	$300,000	$150,000	$—	$13,238	$463,238
Kevin Roach (2)	$318,750	$159,375	$—	$8,541	$486,666
Paul Salsgiver (2)	$288,750	$144,375	$—	$10,160	$443,285

(1)	Represents 300% of the executive officer’s base salary, target bonus for a period of 12 months, and the estimated cost of COBRA coverage for the executive officer’s current health benefits for a period of 18 months, pursuant to the terms of the Activant Agreement described above.
(2)	Represents the executive officer’s base salary for a period of nine months, target bonus for a period of nine months, and the estimated cost of COBRA coverage for the executive officer’s current health benefits for a period of nine months.
(3)	There were no restricted units outstanding as of September 30, 2011.

Director Compensation

We reimburse non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors, and, except with respect to the agreements entered into subsequent to fiscal year end with Messrs. Gyenes and Walker we do not pay any fees to directors for attendance at meetings or their service as members of the Board. In fiscal year 2012, we began paying our independent directors, Messrs. Gyenes and Walker, an annual director fee of $50,000 as well as an annual committee fee of $20,000.

Prior to the acquisition and in connection with the 2006 agreement of Marcel Bernard to serve on the board of directors of the Activant Group, Activant Group agreed to grant Mr. Bernard 61,406 options to purchase shares of common stock of the Activant Group, which options vested over five years. In addition, Mr. Bernard received a cash consulting fee of $100,000 per year, payable quarterly in advance. On November 15, 2006, Activant’s Board approved the payment of a cash retention bonus to Mr. Bernard, calculated by the number of options which had been granted to him times $0.35. The aggregate bonus payment of $21,492 due to Mr. Bernard vests in three equal installments, commencing on September 30, 2007 provided, however, that vesting would have accelerated in the event of a change in control, as defined under the Stock Incentive Plan.

The following table contains compensation received by Mr. Bernard during the period from October 1, 2010 to May 15, 2011 and for the fiscal years ended September 30, 2010 and 2009:

Name	Fiscal Year	Fees earned or paid in cash	Stock Awards	Option Awards	Non-equity incentive plan compensation	Change in pension value and nonqualified deferred compensation earnings	All other compensation (1)	Total
Marcel Bernard	October 1, 2010 to May 15, 2011	$50,000	$—	$—	$—	$—	$—	$50,000
	2010	$100,000	$—	$—	$—	$—	$—	$100,000
	2009	$100,000	$—	$—	$—	$—	$7,164	$107,164

(1)	Represents 33 1/3% of the cash retention bonus payable to Mr. Bernard pursuant to the terms of the bonus award letter dated November 17, 2006 for fiscal years 2009 and 2008.

Payments Received by Directors and Named Executive Officers in Connection with the Acquisitions

In connection with the acquisitions, holders of vested options under the 2006 Incentive Stock Plan with an exercise price per share less than the per share merger consideration of $7.08 received an option cancellation payment equal to the difference between the per share merger consideration and the exercise price of the cancelled option. Simultaneously and in conjunction with the acquisitions all unvested options immediately became vested and subject to the option cancellation payment. Our named executive officers received aggregate option cancellation payments as follows: (i) $7,938,148 for Mr. Qureshi, (ii) $1,111,545 for Ms. Crusco, (iii) $1,083,866 for Mr. Roach, and (iv) $1,204,295 for Mr. Salsgiver. Ms. Crusco also received a discretionary cash bonus of $400,000 in connection with the acquisition. None of our directors received option cancellation payments.

Compensation Committee Interlocks and Insider Participation

Compensation decisions are made by our Board and its compensation committee. The Board has appointed Messrs. Chen, Gyenes and Wright to serve on the compensation committee. None of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of our company or member of their respective compensation committee. No interlocking relationships exist between any member of our Board or compensation committee and any member of the board of directors or compensation committee of any other company nor has any such interlocking relationship existed in the past. No member of the compensation committee is or was formerly an officer or an employee of our company.

Mr. Chen is a principal at Apax Partners and Mr. Wright is a partner at Apax Partners. Affiliates of Apax Partners indirectly control all of the outstanding common stock of Epicor Software Corporation See “Certain Relationships and Related Transactions.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

EGL Holdco, Inc. (“EGL Holdco”) directly owns all of our issued and outstanding stock. All of EGL Holdco’s issued and outstanding stock is directly owned by EGL Midco, Inc. (“EGL Midco”) and all of EGL Midco’s issued and outstanding stock is owned directly by Eagle Topco LP (“Eagle Topco”). All equity interests in Eagle Topco are owned, directly or indirectly, by funds advised by Apax and certain of our employees, including certain of our named executive officers.

The following table sets forth information with respect to the ownership as of January 1, 2012 for (a) each person known by us to own beneficially more than a 5% equity interest in Eagle Topco, (b) each member of our board of directors, (c) each of our named executive officers, and (d) all of the named executive officers and directors as a group. We have 100 shares of common stock outstanding, all of which are owned indirectly by Eagle Topco. Share amounts indicated below reflect beneficial ownership, through Eagle Topco, by such entities or individuals of these 100 shares of Epicor Software Corporation.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is c/o Epicor Software Corporation, 7683 Southfront Road, Livermore, CA 94551.

	Shares of Common Stock Beneficially Owned

5% Stockholders	Number	Percent

Funds advised by Apax (1)	100	100%

Executive Officers and Directors

Jason Wright (2)	100	100%

Roy Mackenzie (2)	100	100%

Will Chen (2)	100	100%

Paul Walker	0	0

Peter Gyenes	0	0

Pervez Qureshi (3)	0	0

Kathleen Crusco (4)	0	0

Kevin Roach (5)	0	0

Paul Salsgiver (6)	0	0

All executive officers and directors as a group (2)	100	100%

(1)

Epicor Software Corporation shares shown as beneficially owned by funds advised by Apax reflect an aggregate of the following record ownership: (i) 147,228,678 Series A units of Eagle Topco held by Apax Europe VII Nominees Limited, (ii) 23,195,878 Series A units of Eagle Topco held by Eagle AIV LP, (iii) 12,950,194 shares of Eagle Topco held by Apax US VII L.P., and (iv) 43,078,646 Series A units of Eagle Topco held by Apax Europe VI Nominees Limited. The address of Apax Partners, L.P. is 601 Lexington Avenue, 53rd Floor, New York, NY 10022. Each of Messrs. Wright, Mackenzie and Chen serves as a partner of Apax and may share voting and dispositive power over units held by funds advised by Apax.

(2)	Consists of the units listed in footnote (1) above, which are held by the funds advised by Apax. Each of Messrs. Wright, Mackenzie and Chen serves as a partner of Apax and may share voting and dispositive power over units held by funds advised by Apax.
(3)	Series B and Series C units of Eagle Topco have no voting rights. Accordingly, only holders of Series A units of Eagle Topco have voting and dispositive power, and therefore, beneficial ownership, with respect to shares of the Company. However, Pervez Qureshi does currently own 339,505 Series B units of Eagle Topco for which Mr. Qureshi paid $970,000.
(4)	Series B and Series C units of Eagle Topco have no voting rights. Accordingly, only holders of Series A units of Eagle Topco have voting and dispositive power, and therefore, beneficial ownership, with respect to shares of the Company. However, Kathy Crusco does currently own 140,002 Series B units of Eagle Topco for which Ms. Crusco paid $400,000.
(5)	Series B and Series C units of Eagle Topco have no voting rights. Accordingly, only holders of Series A units of Eagle Topco have voting and dispositive power, and therefore, beneficial ownership, with respect to shares of the Company. However, Paul Salsgiver does currently own 70,001 Series B units of Eagle Topco for which Mr. Salsgiver paid $200,000.
(6)	Series B and Series C units of Eagle Topco have no voting rights. Accordingly, only holders of Series A units of Eagle Topco have voting and dispositive power, and therefore, beneficial ownership, with respect to shares of the Company. However, Kevin Roach does currently own 35,000 Series B units of Eagle Topco for which Mr. Roach paid $100,000.

Series A, B and C units of Eagle Topco entitle the holder to a return of capital based on the amount that such holder originally paid for the units. Accordingly, holders of Series A units and holders of Series B units are entitled to a greater return than holders of Series C units. Following the full return of capital and certain other accrued payments, Series A, Series B and Series C units participate equally in any additional proceeds available for return. Series B and Series C units of Eagle Topco have no voting rights. Accordingly, only holders of Series A units of Eagle Topco have voting and dispositive power, and therefore, beneficial ownership, with respect to shares of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Operating Agreements

In connection with the acquisitions, Apax (or fund or vehicles advised by Apax) acquired limited partnership interests in Eagle Topco LP and certain of such investors also acquired shares of common stock of Eagle GP, Inc., the general partner of Eagle Topco LP. Each of Eagle Topco LP and Eagle GP, Inc. are indirect parents of the Company. In connection with such investments, Apax, Eagle Topco LP and Eagle GP, Inc. entered into a limited partnership agreement with respect to their investment in Eagle Topco LP and a stockholders agreement with respect to their investment in Eagle GP, Inc. These agreements contain agreements among the parties with respect to, among other things, restrictions on the issuance or transfer of interests, other special corporate governance provisions, the election of boards of directors, and registration rights (including customary indemnification provisions).

Services Agreements

Effective as of December 31, 2011, the Company entered into a material event services agreement with Apax Partners, L.P. (the “Apax Services Agreement”) pursuant to which the Company retained Apax Partners, L.P. to provide advisory services to the Company relating to the structuring and documentation of the acquisition of such company, financial and business due diligence with respect to the acquisition of the Company, financing required for the acquisition of the Company, refinancing, exit events, and advice relating to acquisitions and divestitures and certain other services. The Apax Services Agreement provides that Apax Partners, L.P. will only serve as an advisor and not be involved in the management or operations of the Company. Pursuant to the Apax Services Agreement, Apax Partners, L.P. is entitled to a fee equal to (i) 1.0% of the aggregate funds raised from any source in any refinancing transaction, (ii) 3.0% of the sum invested by certain funds advised by Apax and their affiliates in any future financing transaction and (iii) 3.0% of the aggregate sums invested by certain funds advised by Apax and their affiliates in the Company or any of its affiliates. The Apax Services Agreement will remain in effect until the parties mutually agree to terminate it, at which time the Apax Services Agreement will terminate at the next anniversary of the date of the Apax Services Agreement. In the event the Apax Services Agreement is terminated in connection with an exit event, the Apax Services Agreement will terminate immediately, unless, if the exit event is the initial public offering of the Company, the Company notifies Apax Partners, L.P. of its desire not to terminate the Apax Services Agreement. Upon termination of the Apax Services Agreement, the Company will pay Apax Partners, L.P. all unpaid fees and expenses due and, if the termination is in connection with an exit event, the Company will pay Apax Partners, L.P. the net present value of the fees that would have been payable with respect to the period from the termination date through the twelfth anniversary of the closing of the exit event, or if terminated following the twelfth anniversary of the exit event, through the first anniversary of such termination date. In connection with entering into the Apax Services Agreement, the Company will provide customary exculpation and indemnification provisions in favor of Apax Partners, L.P. in connection with the services it provides to the Company. The Apax Services Agreement replaces similar agreements which each of Legacy Epicor and Activant entered into in connection with the acquisitions.

Effective as of December 31, 2011, the Company entered into an amended and restated Service Agreement with EGL Holdco, Inc. (“EGL”) (the “EGL Service Agreement”) pursuant to which the Company retained EGL to provide advisory services to the Company relating to financing and strategic business planning, and certain other services. The EGL Service Agreement provides that EGL will only serve as an advisor and not be involved in the management or operations of the Company. The EGL Service Agreement will remain in effect until the parties mutually agree to terminate it, at which time the EGL Service Agreement will terminate at the next anniversary of the date of the EGL Service Agreement. The EGL Service Agreement provides for an ongoing annual advisory service fee equal to 0.305% per year of the aggregate sums invested, as of the time of determination, directly or indirectly by certain funds advised by Apax, payable to EGL in four equal quarterly installments. The Company has agreed to indemnify EGL and its partners, shareholders, members, controlling persons, affiliates, directors, officers, fiduciaries, managers, employees and agents for certain losses arising under the EGL Service Agreement, losses relating to the Legacy Epicor Merger Agreement or the Activant Merger

Agreement (as applicable), losses arising from advice or services provided by EGL to the Issuer and losses arising from indemnities and hold harmless obligations entered into by EGL in connection with the Legacy Epicor Merger Agreement and the Activant Merger Agreement.

Effective as of December 31, 2011, EGL entered into a Service Agreement with Apax Partners, L.P. (the “APLP Service Agreement”) pursuant to which EGL retained Apax Partners, L.P. to provide advisory services to EGL to assist EGL in fulfilling its obligations pursuant to the EGL Service Agreement. The APLP Service Agreement provides that Apax Partners, L.P. will only serve as an advisor and not be involved in the management or operations of EGL or its subsidiaries. The APLP Service Agreement will remain in effect until the parties mutually agree to terminate it, at which time the APLP Service Agreement will terminate at the next anniversary of the date of the APLP Service Agreement. The APLP Service Agreement provides for an ongoing annual advisory service fee equal to 0.30% per year of the aggregate sums invested, as of the time of determination, directly or indirectly by certain funds advised by Apax, payable to Apax Partners, L.P. in four equal quarterly installments. EGL has agreed to indemnify Apax Partners, L.P. and its partners, shareholders, members, controlling persons, affiliates, directors, officers, fiduciaries, managers, employees and agents for certain losses arising under the APLP Service Agreement, losses relating to the Legacy Epicor Merger Agreement or the Activant Merger Agreement (as applicable), losses arising from advice or services provided by Apax Partners, L.P. to the Issuer and losses arising from indemnities and hold harmless obligations entered into by Apax Partners, L.P. in connection with the Legacy Epicor Merger Agreement and the Activant Merger Agreement.

Director and officer Indemnification Agreements

We and certain of our subsidiaries and affiliated entities (the “Indemnifying Companies”) have entered into an indemnification agreement with certain of our directors and executive officers whereby we have agreed to fully indemnify and hold harmless each such director or officer if such director or officer was or is a party to, among other things, any threatened, pending or completed action, suit, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, by reason of such person’s status as a director, officer, manager, employee, agent or fiduciary of such company. A director or officer shall not be indemnified against any claim for which payment has actually been made under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale of securities of the Indemnifying Companies, in connection with any proceeding initiated by such person or if it is adjudicated that such person failed to act in good faith and in a manner such director reasonably believed to be in, or not opposed to, the best interests of the Indemnifying Companies. The agreement shall last for so long as such director is a director, officer, employee or agent of the Indemnifying Companies and for so long as such person is subject to any proceeding by reason of such status.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On May 16, 2011, we sold $465.0 million in aggregate principal amount of the original notes in a private placement. The original notes were sold to the initial purchasers who in turn resold the notes to a limited number of “qualified institutional buyers,” as defined in Rule 144A promulgated under the Securities Act, and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act. In connection with the sale of the original notes, we and Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC, as representatives of the initial purchasers, entered into a registration rights agreement. Under the registration rights agreement, we agreed to use our reasonable best efforts to file a registration statement regarding the exchange of the original notes for the exchange notes which are registered under the Securities Act. We have also agreed to use our reasonable best efforts to cause the registration statement to become effective with the Commission and to conduct this exchange offer. For a more detailed explanation of our obligations under the registration rights agreement, see the section entitled “Exchange Offer; Registration Rights.”

We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering original notes acquired directly from us for your own account; and

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act.

Resale of the Exchange Notes

Based on a previous interpretation by the Staff of the Commission set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co. Incorporated (available June 5, 1991), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “—Purpose and Effect of the Exchange Offer” apply to you.

If:

•	you are one of our “affiliates,” as defined in Rule 405 of the Securities Act;

•	you are a broker-dealer who acquired original notes in the initial private placement and not as a result of market-making activities or other trading activities; or

•	you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes,

you cannot participate in the exchange offer or rely on the position of the Staff of the Commission contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed for a period of not more than 180 days after consummation of the registered exchange offer to make available a prospectus meeting the requirements of the Securities Act to any participating broker-dealers for use in connection with any resale of any such exchange notes so acquired. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resales of exchange notes received in exchange for original notes which the broker-dealer acquired as a result of market-making or other trading activities. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer. The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept original notes for exchange which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on March 14, 2012, or such later date and time to which we, in our sole discretion, extend the exchange offer, subject to applicable law.

As of the date of this prospectus, $465.0 million in aggregate principal amount of the original notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the original notes on this date. There will be no fixed record date for determining registered holders of the original notes entitled to participate in the exchange offer. However, holders of the original notes must cause their original notes to be tendered by book-entry transfer or tender their certificates for the original notes before 5:00 p.m., New York City time, on the expiration date of the exchange offer in order to participate in the exchange offer.

The form and terms of the exchange notes being issued in the exchange offer are the same as the form and terms of the original notes except that:

•	the exchange notes being issued in the exchange offer will have been registered under the Securities Act;

•	the exchange notes being issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the exchange notes being issued in the exchange offer will not contain the registration rights and special interest provisions contained in the original notes.

The exchange notes will evidence the same debt as the original notes and will be issued under the same indenture, so the exchange notes and the original notes will be treated as a single class of debt securities under the indenture. The original notes and the exchange notes will, however, have separate CUSIP numbers.

Outstanding notes being tendered in the exchange offer must be in denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered pursuant to the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of the original notes being tendered for exchange.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Original notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the indenture. Any original notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “—Consequences of Failure to Exchange Outstanding Securities.” You do not have any approval or dissenters’ rights under the indenture in connection with the exchange offer.

We will be deemed to have accepted validly tendered original notes when, as and if we will have given oral or written notice of our acceptance of the validly tendered original notes to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of other events set forth in this prospectus or otherwise, certificates for any unaccepted original notes will be returned, or, in the case of original notes tendered by book-entry transfer, those unaccepted original notes will be credited to an account maintained with DTC, without expense to the tendering holder of those original notes, promptly after the expiration date of the exchange offer. See “—Procedures for Tendering.”

Those who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instruction in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions, Amendments

The expiration date is 5:00 p.m., New York City time on March 14, 2012, or such later date and time to which we, in our sole discretion, extend the exchange offer, subject to applicable law. In case of an extension of the expiration date of the exchange offer, we will issue a press release or other public announcement no later than 9:00 a.m. Eastern time, on the next business day after the previously scheduled expiration date. Such notification may state that we are extending this exchange offer for a specified period of time.

Conditions to the Completion of the Exchange Offer

We may not accept original notes for exchange and may terminate or not complete the exchange offer if:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average, the NASDAQ Index or the Standard & Poor’s 500 Index from the date of commencement of the exchange offer;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to adversely affect the extension of credit by banks or other lending institutions;

•

a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

•	if any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer.

•

any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity;

•	any event or events occur that have resulted or may result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•	as the term “group” is used in Section 13(d)(3) of the Exchange Act:

•

any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the Commission prior to the date of commencement of the exchange offer; or

•	any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

•

any new group shall have formed that beneficially owns more than 5% of our outstanding shares of common stock that in our reasonable judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of existing notes;

•

any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939;

•

any governmental approval or approval by holders of the original notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer; or

•

there occurs a change in the current interpretation by the Staff of the Commission which permits the exchange notes to be issued in the exchange offer to be offered for resale, resold and otherwise transferred by the holders of the exchange notes, other than broker-dealers and any holder which is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes acquired in the exchange offer are acquired in the ordinary course of that holder’s business and that holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be issued in the exchange offer.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered original notes to tendering holders;

•	complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered original notes until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•

waive any unsatisfied condition (other than those dependent upon receipt of necessary governmental approvals) and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

We may assert these conditions with respect to the exchange offer regardless of the circumstances giving rise to them. All conditions to the exchange offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived by us before the expiration of the exchange offer. We may waive any condition (other than those dependent upon receipt of necessary governmental approvals) in whole or in part at any time prior to the expiration of the exchange offer in our discretion. Our failure to exercise our rights under any of the above circumstances does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time prior to the expiration of the exchange offer. Any determination by us concerning the conditions described above will be final and binding upon all parties.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will file with the Commission and, if required, distribute to the registered holders of the original notes, and we will extend the exchange offer for a period of five to ten business days, as required by applicable law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Procedures for Tendering

To effectively tender original notes by book-entry transfer to the account maintained by the exchange agent at DTC, holders of original notes must request a DTC participant to, on their behalf, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance through DTC’s Automated Tender Offer Program (“ATOP”). DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An “agent’s message” is a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, as defined below, which states that DTC has received an express acknowledgment from the DTC participant tendering original notes on behalf of the holder of such original notes that such DTC participant has received and agrees to be bound by the terms and conditions of the exchange offer as set forth in this prospectus and the related letter of transmittal and that we may enforce such agreement against such participant. Timely confirmation of a book-entry transfer of the original notes into the exchange agent’s account at DTC (a “book-entry confirmation”) pursuant to the book-entry transfer procedures described below, as well as an agent’s message pursuant to DTC’s ATOP system must be delivered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

To effectively tender any original notes held in physical form, a holder of the original notes must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or a facsimile thereof, together with the certificates representing such original notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Holders of original notes whose certificates for original notes are not lost but are not immediately available or who cannot deliver their certificates and all other documents required by the letter of transmittal to the exchange agent on or prior to 5:00 p.m., New York City time, on the expiration date, or who cannot complete the procedures for book-entry transfer on or prior to 5:00 p.m., New York City time, on the expiration date, may tender their original notes according to the guaranteed delivery procedures set forth in “—Guaranteed Delivery Procedures” below.

The method of delivery of the letter of transmittal, any required signature guarantees, the original notes and all other required documents, including delivery of original notes through DTC, and transmission of an agent’s message through DTC’s ATOP system, is at the election and risk of the tendering holders, and the delivery will be deemed made only when actually received or confirmed by the exchange agent. If original notes are sent by mail, it is suggested that the mailing be registered mail, properly insured, with return receipt requested, made sufficiently in advance of the expiration date, as desired, to permit delivery to the exchange agent prior to 5:00 p.m. on the expiration date. Holders tendering original notes through DTC’s ATOP system must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such respective date.

No original notes, agent’s messages, letters of transmittal or other required documents should be sent to us. Delivery of all original notes, agent’s messages, letters of transmittal and other documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of original notes, including pursuant to the delivery of an agent’s message through DTC’s ATOP system, will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Holders of original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wish to tender must contact such registered holder promptly and instruct such registered holder how to act on such non-registered holder’s behalf.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (each an “eligible institution”) unless the original notes tendered pursuant to the letter of transmittal or a notice of withdrawal are tendered:

•

by a registered holder of original notes (which term, for purposes of the exchange offer, includes any participant in the DTC system whose name appears on a security position listing as the holder of such original notes) who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

If the letter of transmittal is signed by a person other than the registered holder, the original notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the original notes.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered original notes will be determined by us in our discretion. We reserve the absolute right to reject any and all original notes not validly tendered or any original notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be determined by us in our discretion. We acknowledge that security holders may challenge our determination and only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to tenders of original notes, none of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer.

Although we have no present plan to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any original notes that are not tendered in the exchange offer, we reserve the right, in our sole discretion, to purchase or make offers for any original notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

By tendering, each holder will represent to us that, among other things:

•	it is not an affiliate of ours;

•	the person acquiring the exchange notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and

•

neither the holder nor such person is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer.

If any holder or any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of exchange notes to be acquired in the exchange offer, that holder or any such other person:

•	may not participate in the exchange offer;

•	may not rely on the applicable interpretations of the Staff of the Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its original notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue exchange notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.

For each original note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered original note. The exchange notes will shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made bear interest from the most recent date to which interest has been paid on the original notes, or if no interest has been paid on the original notes, from May 16, 2011. As a result, registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the original notes, from May 16, 2011. Original notes that we accept for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes accepted for exchange will not receive any payment of accrued interest on such original notes on any interest payment date if the relevant record date occurs on or after the closing date of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original notes under certain circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes in the exchange offer for original notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such original notes or a book-entry confirmation of such original notes into the exchange agent’s account at DTC or certificates for such original notes;

•	an agent’s message or a properly completed and duly executed letter of transmittal; and/or

•	any other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered original notes, or if a holder submits original notes for a greater principal amount than the holder desires to exchange or a holder withdraws original notes, we will return such unaccepted, non-exchanged or withdrawn original note without cost to the tendering holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged original notes will be credited to an account maintained with DTC. We will return the original notes or have them credited to the DTC account promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will establish an account with respect to the original notes at DTC for purposes of this exchange offer. Any financial institution that is a participant in DTC’s ATOP systems may use DTC’s ATOP procedures to tender original notes. Such participant may make a book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of original notes may be effected through a book-entry transfer at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees, or an agent’s message pursuant to the ATOP procedures and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in this prospectus at or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC will not constitute valid delivery to the exchange agent.

Guaranteed Delivery Procedures

If your certificates for original notes are not lost but are not immediately available or you cannot deliver your certificates and any other required documents to the exchange agent at or prior to 5:00 p.m., New York City time, on the expiration date, or you cannot complete the procedures for book-entry transfer at or prior to 5:00 p.m., New York City time, on the expiration date, you may nevertheless effect a tender of your original notes if:

•	the tender is made through an eligible institution;

•	prior to the expiration date of the exchange offer, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a validly completed and duly executed notice of guaranteed delivery, substantially in the form provided with this prospectus, or an agent’s message with respect to guaranteed delivery which:

•	sets forth your name and address and the amount of your original notes tendered;

•	states that the tender is being made thereby; and

•

guarantees that within three NASDAQ trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NASDAQ trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of original notes may be properly withdrawn at any time prior 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For a withdrawal of a tender to be effective, a written notice of withdrawal delivered by hand, overnight by courier or by mail, or a manually signed facsimile transmission, or a properly transmitted “Request Message” through DTC’s ATOP system, must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

•	specify the name of the person that tendered the original notes to be properly withdrawn;

•	identify the original notes to be properly withdrawn, including certificate number or numbers and the principal amount of such original notes;

•

in the case of original notes tendered by book-entry transfer, specify the number of the account at DTC from which the original notes were tendered and specify the name and number of the account at DTC to be credited with the properly withdrawn original notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such original notes exchanged for exchange notes;

•

other than a notice transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of such original notes in the name of the person withdrawing the tender; and

•	specify the name in which such original notes are registered, if different from the person who tendered such original notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, and our determination shall be final and binding on all parties. Any original notes so properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. No exchange notes will be issued with respect to any withdrawn original notes unless the original notes so withdrawn are later tendered in a valid fashion. Any original notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such original notes will be credited to an account maintained with DTC for the original notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following the procedures described above at any time at or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for this exchange offer. Letters of transmittal, agent’s message or Request Messages through DTC’s ATOP system, notices of guaranteed delivery and all correspondence in connection with this exchange offer should be sent or delivered by each holder of original notes or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the following address:

Wells Fargo Bank, National Association

608 2nd Avenue S.

MAC #: N9303-121

Minneapolis, MN 55402

Attention: Bondholder Communications

Facsimile: (612) 667-6282

We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. Delivery or facsimile to a party other than the exchange agent will not constitute valid delivery.

Fees and Expenses

The expenses of soliciting tenders pursuant to this exchange offer will be paid by us.

Except as described above, we will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. We will, however, pay the reasonable and customary fees and out-of-pocket expenses of the exchange agent, the trustee, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this prospectus and related documents to the beneficial owners of the original notes, and in handling or forwarding tenders for exchange.

We will also pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to this exchange offer. If, however, original notes are to be issued for principal amounts not tendered or accepted for exchange in the name of any person other than the registered holder of the original notes tendered or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the consent and letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

The estimated cash expenses to be incurred in connection with the exchange offer are estimated in the aggregate to be approximately $0.2 million. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among other expenses.

Accounting Treatment

We will record the exchange notes at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical to the terms of the original notes. The expenses of the exchange offer will be recorded to expense as incurred.

Consequences of Failure to Exchange Outstanding Securities

Holders who desire to tender their original notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor us is under any duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange.

Original notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes set forth in the indenture for the notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws other than pursuant to this registration statement. Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Holders of the exchange notes issued in the exchange offer and any original notes which remain outstanding after completion of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

On May 16, 2011, in connection with the consummation of the acquisitions, we entered into a senior secured credit agreement (the “2011 credit agreement”). The Senior Secured Credit Facilities provides for (i) a seven-year term loan in the amount of $870.0 million, amortized at a rate of 1% per year beginning September 2011 on a quarterly basis for the first six and three-quarters years, with the balance paid at maturity and (ii) a five-year revolving credit facility that permits revolving loans in an aggregate amount of up to $75.0 million, which includes a letter of credit facility and a swing line facility, and is due and payable in full at maturity in May 2016. In addition, subject to certain terms and conditions, the Senior Secured Credit Facilities provides for one or more uncommitted incremental term loans and/or revolving credit facilities in an aggregate amount not to exceed $150.0 million plus, among other things, unlimited additional uncommitted incremental term loans and/or revolving credit facilities if we satisfy a certain first lien senior secured leverage ratio. Additionally, we paid a 1% original issue discount on the term loan for a total of $8.7 million and a 0.5% original issue discount on the revolving credit facility for $0.4 million. We will also be required to make a mandatory prepayment equal to 50% (with stepdowns to 25% and 0% based upon achievement of specified total leverage ratios) of our and our subsidiaries annual excess cash flow as defined by the 2011 credit agreement.

The borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the corporate base rate of the administrative agent, (2) the federal funds rate plus 1/2 of 1% per annum and (3) the Eurocurrency rate for interest period of one month plus 1%, or (b) a Eurocurrency rate for interest periods of one, two, three or six months, and to the extent agreed by the administrative agent nine and twelve months; provided, however that the minimum Eurocurrency rate for any interest period may be no less than 1.25% per annum in the case of the term loans. The initial applicable margin for term loans and borrowings under the revolving credit facility is 2.75% with respect to base rate borrowings and 3.75% with respect to Eurodollar rate borrowings, which in the case of borrowings under the revolving credit facility, may be reduced subject to our attainment of certain first lien senior secured leverage ratios.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we will be required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.75% per annum. The commitment fee rate may be reduced subject to our attaining certain first lien senior secured leverage ratios. We must also pay customary letter of credit fees for issued and outstanding letters of credit.

Substantially all of our assets and those of our domestic subsidiaries are pledged as collateral to secure our obligations under the Senior Secured Credit Facilities and each of our material wholly-owned domestic subsidiaries guarantee our obligations thereunder. The terms of the Senior Secured Credit Facilities require compliance with various covenants and amounts repaid under the term loans may not be re-borrowed. Beginning with the fiscal year ending September 30, 2012, the 2011 credit agreement requires us to make mandatory prepayments of then outstanding term loans if we generate excess cash flow (as defined in the 2011 credit agreement) during a complete fiscal year subject to reduction upon achievement of certain total leverage ratios.

As of September 30, 2011, we had $859.2 million of term loans outstanding (net of an unamortized original issue discount of $8.6 million) and had unused borrowing capacity of $75.0 million under the revolving credit facility. At September 30, 2011 the interest rate applicable to the terms loans was 5.0% per annum.

DESCRIPTION OF NOTES

On May 16, 2011, we issued $465.0 million aggregate principal amount of 8 5/8% senior notes due May 1, 2019 (“senior notes,” or the “notes”). Each of our material wholly-owned domestic subsidiaries, as primary obligors and not merely as sureties, jointly and severally, irrevocably and unconditionally, guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration, or otherwise, of all of our obligations under the indenture and the senior notes. The senior notes are our unsecured senior obligations and are effectively subordinated to all of our secured indebtedness (including the Senior Secured Credit Facilities); and senior in right of payment to all of our existing and future subordinated indebtedness.

Interest on the senior notes will accrue at the rate per annum of 8 5/8% and will be payable, in cash, semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2011, to holders of record on the immediately preceding April 15 and October 15, respectively. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Each interest period will end on (but not include) the relevant interest payment date.

The senior notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the senior notes included those stated in the indenture and, except as specified below, those made part of such indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The senior notes are subject to all such terms pursuant to the provisions of the indenture, and Holders of the senior notes are referred to the indenture and the Trust Indenture Act for a statement thereof.

The following is a summary of the material provisions of the indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the indenture in its entirety. Copies of the form of the indenture are available as described under “Where You Can Find More Information.” You can find the definitions of certain terms used in this description under “—Certain Definitions.”

A brief description of the senior notes and the senior note guarantees is as follows:

•	general unsecured senior obligations;

•	pari passu in right of payment with any of our existing and future senior indebtedness (including the 2011 credit agreement);

•	effectively subordinated to all of our secured indebtedness (including the 2011 credit agreement) to the extent of the value of the assets securing such indebtedness;

•	senior in right of payment to any of our future subordinated indebtedness;

•	guaranteed on a senior unsecured basis by each guarantor;

•	structurally subordinated to any of our existing and future indebtedness and other liabilities, including preferred stock, of non-guarantors; and

•	subject to registration with the SEC pursuant to the Registration Rights Agreement.

The senior notes and the indenture are, jointly and severally, unconditionally guaranteed on a senior unsecured basis by all of the guarantors. See the section entitled “—Guarantees.”

Each senior note guarantee (as defined below) is:

•	a general unsecured senior obligation of the guarantor;

•	pari passu in right of payment with any existing and future senior indebtedness (including the 2011 credit agreement) of the guarantor;

•	effectively subordinated to all secured indebtedness of the guarantor (including the 2011 credit agreement) to the extent of the value of the assets securing such indebtedness; and

•	senior in right of payment to any future subordinated indebtedness of the guarantor.

Additional Notes

The indenture provides for the issuance of additional notes having identical terms and conditions to the senior notes registered hereby, subject to compliance with the covenants contained in the indenture (“Additional Notes”). Additional senior notes will be part of the same issue as the senior notes registered hereby under the indenture for all purposes.

Payments

Principal of, and premium, if any, interest and Additional Interest, if any, on the senior notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the paying agent, payment of interest and Additional Interest, if any, may be made by check mailed to the Holders of the senior notes at their respective addresses set forth in the register of holders provided that all payments of principal, premium, if any, interest and Additional Interest, if any, with respect to senior notes represented by one or more global notes registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof. Until otherwise designated by the Company, the Company’s office or agency will be the office of the Trustee maintained for such purpose.

Guarantees

Our obligations under the senior notes and the indenture are, jointly and severally, unconditionally guaranteed on a senior unsecured basis (the “Note Guarantees”) by each existing and future wholly owned domestic subsidiary that guarantees the 2011 credit agreement (each, a “Guarantor”).

In addition, if we or any of our restricted subsidiaries acquire or create a wholly owned domestic subsidiary (other than an immaterial subsidiary), in which subsidiary guarantees the 2011 credit agreement, we will cause such new subsidiary to provide a senior notes guarantee.

Each senior notes guarantee will be limited to the maximum amount that would not render the guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of foreign or state law to comply with corporate benefit, financial assistance and other laws. By virtue of this limitation, a guarantor’s obligation under its senior note guarantee could be significantly less than amounts payable with respect to the senior notes, or a guarantor may have effectively no obligation under its senior note guarantee. See “Risk Factors—Risks Related to the Senior Notes—A court could void our subsidiaries’ guarantees of the senior notes under fraudulent transfer laws.”

The senior note guarantee of a guarantor will terminate upon:

(1)	a sale or other disposition (including by way of consolidation or merger) of the capital stock of such guarantor or the sale or disposition of all or substantially all the assets of the guarantor (other than to us or one of our restricted subsidiaries) otherwise permitted by the indenture,

(2)	the designation in accordance with the indenture of the guarantor as an unrestricted subsidiary or the occurrence of any event after which the guarantor is no longer a restricted subsidiary,

(3)	defeasance or discharge of the senior notes, as provided in “—Defeasance” and “—Satisfaction and Discharge,”

(4)	to the extent that such guarantor is not an immaterial subsidiary solely due to the operation of clause (i) of the definition of “Immaterial Subsidiary,” upon the release of the guarantee referred to in such clause, or

(5)	upon the achievement of Investment Grade Status by the senior notes; provided that such senior note guarantee shall be reinstated upon the reversion date.

Claims of creditors of non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred and minority stockholders (if any) of those subsidiaries and claims against joint ventures generally will have priority with respect to the assets and earnings of those subsidiaries and joint ventures over the claims of our creditors, including holders of our senior notes. Our senior notes and each senior note guarantee therefore will be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of our subsidiaries (other than the guarantors) and joint ventures. Although the indenture limits the incurrence of indebtedness, disqualified stock and preferred stock of restricted subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by restricted subsidiaries of liabilities that are not considered indebtedness, disqualified stock or preferred stock under the indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Optional Redemption

Except as set forth in the next four paragraphs, the senior notes are not redeemable at the option of the Company.

At any time prior to May 1, 2015, we may redeem the senior notes in whole or in part, at their option, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of such senior notes plus the relevant applicable premium as of, and accrued and unpaid interest and additional interest, if any, to the redemption date.

At any time and from time to time on or after May 1, 2015, we may redeem the senior notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.

12-month period commencing May 1 in Year	Percentage
2015	104.313%
2016	102.156%
2017 and thereafter	100.000%

At any time and from time to time prior to May 1, 2014, we may redeem the senior notes with the net cash proceeds received by us from any equity offering at a redemption price equal to 108.625% plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the senior notes (including additional notes), provided that

(1)	in each case the redemption takes place not later than 180 days after the closing of the related equity offering, and

(2)	not less than 65% of the original aggregate principal amount of the senior notes issued under the indenture (including any additional notes) remains outstanding immediately thereafter (excluding our or our restricted subsidiaries senior notes).

Notice of redemption will be provided as set forth under “—Selection and Notice” below.

Any redemption and notice of redemption may, at our discretion, be subject to the satisfaction of one or more conditions precedent (including, in the case of a redemption related to an equity offering, the consummation of such equity offering).

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the person in whose name the senior note is registered at the close of business on such record date, and no additional interest will be payable to holders whose senior notes will be subject to our redemption.

Sinking Fund

We are not required to make mandatory redemption payments or sinking fund payments with respect to our senior notes. However, under certain circumstances, we may be required to offer to purchase senior notes as described under the captions “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase senior notes in the open market or otherwise.

Selection and Notice

If less than all of the senior notes are to be redeemed at any time, the trustee will select the senior notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which the senior notes are listed, as certified by our trustee and in compliance with the requirements of DTC, or if the senior notes are not so listed or such exchange prescribes no method of selection and the senior notes are not held through DTC or DTC prescribes no method of selection, on a pro rata basis; provided, however, that no senior note of $2,000 in aggregate principal amount or less shall be redeemed in part.

If any senior note is to be redeemed in part only, the notice of redemption that relates to that senior note shall state the portion of the principal amount thereof to be redeemed, in which case a portion of the original senior note will be issued in the name of the holder thereof upon cancellation of the original senior note. In the case of a global note, an appropriate notation will be made on such note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice (including any conditions contained therein), senior notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on senior notes or portions of them called for redemption.

Change of Control

The indenture provides that if a change of control occurs, unless we have previously or concurrently delivered a redemption notice with respect to all the outstanding senior notes as described under “—Optional Redemption,” we will make an offer to purchase all of the senior pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of repurchase, subject to the right of holders of the senior notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any change of control, we will deliver notice of such change of control offer electronically or by first-class mail, with a copy to the trustee, to each holder of senior notes to the address of such holder appearing in the security register or otherwise in accordance with the procedures of DTC with the following information:

(1)	that a change of control offer is being made pursuant to the covenant entitled “—change of control,” and that all senior notes properly tendered pursuant to such change of control offer will be accepted for payment by us;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”);

(3)	that any senior note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless we default in the payment of the change of control payment, all senior notes accepted for payment pursuant to the change of control offer will cease to accrue interest on the change of control payment date;

(5)	that holders electing to have any senior notes purchased pursuant to a change of control offer will be required to surrender such senior notes, with the form entitled “option of holder to elect purchase” on the reverse of such senior notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the change of control payment date;

(6)	that holders will be entitled to withdraw their tendered senior notes and their election to require us to purchase such senior notes, provided that the paying agent receives, not later than the close of business on the second business day prior to the expiration date of the change of control offer, a telegram, facsimile transmission or letter setting forth the name of the holder of the senior notes, the principal amount of senior notes tendered for purchase, and a statement that such holder is withdrawing its tendered senior notes and its election to have such senior notes purchased;

(7)	that holders whose senior notes are being purchased only in part will be issued new senior notes and such new senior notes will be equal in principal amount to the unpurchased portion of the senior notes surrendered. The unpurchased portion of the senior notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess of $2,000;

(8)	if such notice is delivered prior to the occurrence of a change of control, stating that the change of control offer is conditional on the occurrence of such change of control; and

(9)	the other instructions, as we have determined, consistent with the covenant described hereunder, that a holder must follow.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of senior notes pursuant to a change of control offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

On the change of control payment date, we will, to the extent permitted by law:

(1)	accept for payment all senior notes issued by it or portions thereof properly tendered pursuant to the change of control offer;

(2)	deposit with the paying agent an amount equal to the aggregate change of control payment in respect of all senior notes or portions thereof so tendered; and

(3)	deliver, or cause to be delivered, to the trustee for cancellation the senior notes so accepted together with an officer’s certificate to the trustee stating that such senior notes or portions thereof have been tendered to and purchased by us.

The Senior Secured Credit Facilities provides, and future credit agreements or other agreements relating to our senior indebtedness to which we become a party provide, that certain of our change of control events would constitute a default thereunder (including a change of control under the indenture). If we experience a change of control that triggers a default thereunder, we could seek a waiver of such default or seek to refinance such indebtedness. However, in the event we do not obtain such a waiver or do not refinance such indebtedness, such default could result in amounts outstanding under such indebtedness being declared due and payable.

Our ability to pay cash to the holders of senior notes following the occurrence of a change of control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. The change of control purchase feature of the senior notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The change of control purchase feature is a result of negotiations between the initial purchasers and us. We have no present intention to engage in a transaction involving a change of control after the issue date, although it is possible that we could decide to do so in the future.

Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.” Such restrictions in the indenture can be waived only with the consent of the holders of a majority in principal amount of the senior notes then outstanding. Except for the limitations contained in such covenants, however, the indenture does not contain any covenants or provisions that may afford holders of the senior notes protection in the event of a highly leveraged transaction.

We will not be required to make a change of control offer following a change of control if a third party makes the change of control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a change of control offer made by the company and purchases all senior notes validly tendered and not withdrawn under such change of control offer. Notwithstanding anything to the contrary herein, a change of control offer may be made in advance of a change of control, conditional upon such change of control, if a definitive agreement is in place for the change of control at the time of making of the change of control offer.

If holders of not less than 90% in aggregate principal amount of the outstanding senior notes validly tender and do not withdraw such senior notes in a change of control offer and we, or any third party making a change of control offer in lieu of us as described above, purchases all of the senior notes validly tendered and not withdrawn by such holders, we or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the change of control offer described above, to redeem all senior notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

The definition of “Change of Control” includes a disposition of all or substantially all of our and our subsidiaries assets, taken as a whole, to any person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our and our subsidiaries assets, taken as a whole. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of senior notes may require us to make an offer to repurchase the senior notes as described above.

The provisions under the indenture relative to our obligation to make an offer to repurchase the senior notes as a result of a change of control may be waived or modified with the written consent of the holders of a majority in principal amount of the senior notes then outstanding.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the indenture.

Suspension of Covenants on Achievement of Investment Grade Status

Following the first day:

(a)	the senior notes have achieved Investment Grade Status; and

(b)	no Default or Event of Default has occurred and is continuing under the indenture,

then, beginning on that day and continuing until the Reversion Date (as defined below), the Company and its Restricted Subsidiaries will not be subject to the provisions of the indenture summarized under the following headings (collectively, the “Suspended Covenants”):

•	“—Limitation on Restricted Payments,”

•	“—Limitation on Indebtedness,”

•	“—Limitation on Restrictions on Distributions from Restricted Subsidiaries,”

•	“—Limitation on Affiliate Transactions,”

•	“—Limitation on Sales of Assets and Subsidiary Stock,”

•	“—Limitation on Guarantees,” and

•	The provisions of clause (3) of the first paragraph of “—Merger and Consolidation.”

If at any time the notes cease to have such Investment Grade Status or if a Default or Event of Default occurs and is continuing, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of the indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the indenture), unless and until the Notes subsequently attain Investment Grade Status and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status and no Default or Event of Default is in existence); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the indenture, the Registration Rights Agreement, the notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the “Suspension Period.”

On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to the first paragraph of “—Limitation on Indebtedness” or one of the clauses set forth in the second paragraph of “—Limitation on Indebtedness” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness Incurred prior to the Suspension Period and outstanding on the Reinstatement Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to the first and second paragraphs of “—Limitation on Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4)(c) of the second paragraph of “—Limitation on Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenants described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.” In addition, any future obligation to grant further senior note guarantees shall be released. All such further obligation to grant senior note guarantees shall be reinstated upon the Reversion Date.

There can be no assurance that the senior notes will ever achieve or maintain Investment Grade Status.

Limitation on Indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and any of the Restricted Subsidiaries may Incur Indebtedness if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries is greater than 2.00 to 1.00; provided, further, that Non-Guarantors may not Incur Indebtedness if, after giving pro forma effect to such Incurrence (including a pro forma application of the net proceeds therefrom), more than an aggregate of $35 million of Indebtedness of Non-Guarantors would be outstanding pursuant to this paragraph at such time.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1)	Indebtedness Incurred pursuant to any Credit Facility (including letters of credit or bankers’ acceptances issued or created under any Credit Facility), and any Refinancing Indebtedness in respect thereof and Guarantees in respect of such Indebtedness in a maximum aggregate principal amount at any time outstanding not exceeding (i) $1,100 million, plus (ii) in the case of any refinancing of any Indebtedness permitted under this clause or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(2)	Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Guarantor so long as the Incurrence of such Indebtedness is permitted under the terms of the indenture;

(3)	Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that:

(a)	any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(4)	Indebtedness represented by (a) the Notes (other than any Additional Notes), including any Guarantee thereof, (b) any Exchange Notes issued in exchange for such Notes (including any Guarantee thereof), (c) any Indebtedness (other than Indebtedness incurred pursuant to clauses (1) and (3)) outstanding on the Issue Date, (d) Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause or clauses (5), (7), (10) or (14) of this paragraph or Incurred pursuant to the first paragraph of this covenant, and (e) Management Advances;

(5)	Indebtedness of (x) the Company or any Restricted Subsidiary Incurred or issued to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of the indenture; provided that after giving effect to such acquisition, merger or consolidation, either

(a)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant,

(b)	the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiary would not be lower than immediately prior to such acquisition, merger or consolidation; or

(c)	such Indebtedness constitutes Acquired Indebtedness (other than Indebtedness Incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary); provided that the only obligors with respect to such Indebtedness shall be those Persons who were obligors of such Indebtedness prior to such acquisition, merger or consolidation;

(6)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(7)	Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, does not exceed the greater of (a) $40 million and (b) 1.75% of Total Assets at the time of Incurrence and any Refinancing Indebtedness in respect thereof;

(8)	Indebtedness in respect of (a) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business, (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence; (c) Customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; (d) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business, and (e) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(9)	Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of the Company and its Restricted Subsidiaries in respect of all such Indebtedness in connection with a Disposition shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(10)	Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock (other than Disqualified Stock, Designated Preferred Stock or an Excluded Contribution) or otherwise contributed to the equity (other than through the issuance of Disqualified Stock, Designated Preferred Stock or an Excluded Contribution) of the Company, in each case, subsequent to the Issue Date; provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent the Company and its Restricted Subsidiaries Incur Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this clause to the extent the Company or any of its Restricted Subsidiaries makes a Restricted Payment;

(11)	Indebtedness of Non-Guarantors in an aggregate amount not to exceed $50 million at any time outstanding;

(12)

Indebtedness consisting of promissory notes issued by the Company or any of its Subsidiaries to any current or former employee, director or consultant of the Company, any of its Subsidiaries or any of its

Parents (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Capital Stock of the Company or any of its Parents that is permitted by the covenant described below under “—Limitation on Restricted Payments”;

(13)	Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case Incurred in the ordinary course of business;

(14)	Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, will not exceed $75 million; and

(15)	Guarantees of the Borrower or any Restricted Subsidiary in connection with the provision of credit card payment processing services.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)	in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the clauses of the second paragraph or the first paragraph of this covenant;

(2)	additionally, all or any portion of any item of Indebtedness may later be classified as having been Incurred pursuant to any type of Indebtedness described in the first and second paragraphs of this covenant so long as such Indebtedness is permitted to be Incurred pursuant to such provision at the time of reclassification;

(3)	all Indebtedness outstanding on the Escrow Release Date under the Credit Agreement shall be deemed initially Incurred on the Escrow Release Date under clause (1) of the second paragraph of the description of this covenant;

(4)	Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(5)	if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (1), (7), (10), (11) or (14) of the second paragraph above or the first paragraph above and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(6)	the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(7)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(8)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of the covenant described under this “—Limitation on Indebtedness.” The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount, or liquidation preference thereof, in the case of any other Indebtedness.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described under this “—Limitation on Indebtedness,” the Company shall be in default of this covenant).

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

The indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral or is secured by different collateral.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)	declare or pay any dividend or make any distribution on or in respect of the Company’s or any Restricted Subsidiary’s Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a)	dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b)	dividends or distributions payable to the Company or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Company or another Restricted Subsidiary on no more than a pro rata basis);

(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Parent of the Company held by Persons other than the Company or a Restricted Subsidiary of the Company;

(3)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (b) any Indebtedness Incurred pursuant to clause (3) of the second paragraph of the covenant described under “—Limitation on Indebtedness”); or

(4)	make any Restricted Investment;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a)	a Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

(b)	the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “—Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Issue Date (and not returned or rescinded) (including Permitted Payments permitted below by clauses (6), (10), (11) and (17) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph) would exceed the sum of (without duplication):

(i)	50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the first fiscal quarter commencing after April 1, 2011 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of the Company are available (or, in the case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii)	100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock or Designated Preferred Stock) subsequent to the Escrow Release Date or otherwise contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Company subsequent to the Escrow Release Date (other than (x) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary, (y) Net Cash Proceeds or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on clause (6) of the second succeeding paragraph and (z) Excluded Contributions);

(iii)	100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary from the issuance or sale (other than to the Company or a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary) by the Company or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness, Disqualified Stock or Designated Preferred Stock that has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock or Designated Preferred Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(iv)

100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after the Escrow Release Date; or (ii) the sale

(other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (10) or (14) of the next succeeding paragraph or to the extent of the amount of the Investment that constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Escrow Release Date; and

(v)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary after the Escrow Release Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith of the Company at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (10) or (14) of the next succeeding paragraph or to the extent of the amount of the Investment that constituted a Permitted Investment.

The foregoing provisions will not prohibit any of the following (collectively, “Permitted Payments”):

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of the indenture;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock or Designated Preferred Stock) (“Refunding Capital Stock”) or a substantially concurrent contribution to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution) of the Company; provided, however, that to the extent so applied, the Net Cash Proceeds, or fair market value of property or assets or of marketable securities, from such sale of Capital Stock or such contribution will be excluded from clause (c) of the preceding paragraph;

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(4)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(5)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary:

(a)

from Net Available Cash to the extent permitted under “—Limitation on Sales of Assets and Subsidiary Stock” below, but only if the Company shall have first complied with the terms described under “—Limitation on Sales of Assets and Subsidiary Stock” and purchased all Notes tendered pursuant to any offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness; or

(b)	to the extent required by the agreement governing such Subordinated Indebtedness, following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if the Company shall have first complied with the terms described under “—Change of Control” and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness; or

(c)	consisting of Acquired Indebtedness (other than Indebtedness Incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary or (B) otherwise in connection with or contemplation of such acquisition);

(6)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Capital Stock (other than Disqualified Stock) of the Company or any of its Parents held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its Parents (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $10.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Company and, to the extent contributed to the capital of the Company (other than through the issuance of Disqualified Stock or Designated Preferred Stock or an Excluded Contribution), Capital Stock of any of the Company’s Parents, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its Parents that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments made in previous calendar years pursuant to clauses (a) and (b) of this clause;

and provided further that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management, directors, employees or consultants of the Company, any of the Company’s Parents or any of its Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Company or any of its Parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

(7)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “—Limitation on Indebtedness” above;

(8)	purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(9)	dividends, loans, advances or distributions to any Parent or other payments by the Company or any Restricted Subsidiary in amounts equal to (without duplication):

(a)	the amounts required for any Parent to pay any Parent Expenses or any Related Taxes; or

(b)	amounts constituting or to be used for purposes of making payments to the extent specified in clauses (2), (3), (5) and (12) of the second paragraph under “—Limitation on Affiliate Transactions”;

(10)	the declaration and payment by the Company of, dividends on the common stock or common equity interests of the Company or any Parent following a public offering of such common stock or common equity interests, in an amount not to exceed 6% of the proceeds received by or contributed to the Company in or from any public offering in any fiscal year;

(11)	payments by the Company, or loans, advances, dividends or distributions to any Parent to make payments, to holders of Capital Stock of the Company or any Parent in lieu of the issuance of fractional shares of such Capital Stock, provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this covenant or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board of Directors);

(12)	Restricted Payments that are made with Excluded Contributions;

(13)	(i) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock of the Company issued after the Issue Date; and (ii) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that, in the case of clause (i), the amount of all dividends declared or paid pursuant to this clause shall not exceed the Net Cash Proceeds received by the Company or the aggregate amount contributed in cash to the equity (other than through the issuance of Disqualified Stock or an Excluded Contribution of the Company, from the issuance or sale of such Designated Preferred Stock; provided further, in the case of clause (ii), that for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described under “—Limitation on Indebtedness”;

(14)	dividends or other distributions of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (unless the Unrestricted Subsidiary’s principal asset is cash and Cash Equivalents);

(15)	distributions or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation, in each case in connection with a Qualified Securitization Financing;

(16)	any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any Parent of the Company to permit payment by such parent of such amounts), in each case to the extent permitted by (or, in the case of a dividend to fund such payment, to the extent such payment, if made by the Company, would be permitted by) the covenant described under clause (13) of “—Limitation on Affiliate Transactions;” and

(17)	so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed $40 million;

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Board of Directors of the Company acting in good faith.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of a Restricted Subsidiary of the Company), whether owned on the Issue Date or acquired after that date, which Lien secures any Indebtedness (such Lien, the “Initial Lien”), without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(A)	pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary;

(B)	make any loans or advances to the Company or any Restricted Subsidiary; or

(C)	sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

The provisions of the preceding paragraph will not prohibit:

(1)	any encumbrance or restriction pursuant to (a) any Credit Facility or (b) any other agreement or instrument, in each case, in effect at or entered into on the Issue Date;

(2)

any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company or was merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this clause, if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company or any Restricted Subsidiary when such Person becomes the Successor Company;

(3)	any encumbrance or restriction:

(a)	that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(b)	contained in mortgages, pledges, charges or other security agreements permitted under the indenture or securing Indebtedness of the Company or a Restricted Subsidiary permitted under the indenture to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements; or

(c)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(4)	any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under the indenture, in each case, that impose encumbrances or restrictions on the property so acquired;

(5)	any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Company or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(6)	customary provisions in leases, licenses, joint venture agreements and other similar agreements and instruments;

(7)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(8)	any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(9)	any encumbrance or restriction pursuant to Hedging Obligations;

(10)	other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be Incurred or issued subsequent to the Escrow Release Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” that impose restrictions solely on the Foreign Subsidiaries party thereto or their Subsidiaries;

(11)	restrictions created in connection with any Qualified Securitization Financing that, in the good faith determination of the Company, are necessary or advisable to effect such Securitization Facility;

(12)	any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders than (i) the encumbrances and restrictions contained in the Credit Agreement, together with the security documents associated therewith as in effect on the Issue Date or (ii) in comparable financings (as determined in good faith by the Company) and where, in the case of clause (ii), either (a) the Company determines at the time of issuance of such Indebtedness that such encumbrances or restrictions will not adversely affect, in any material respect, the Company’s ability to make principal or interest payments on the Notes or (b) such encumbrance or restriction applies only during the continuance of a default relating to such Indebtedness;

(13)	any encumbrance or restriction existing by reason of any lien permitted under “—Limitation on Liens;” or

(14)	any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in clauses (1) to (13) of this paragraph or this clause (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in clauses (1) to (13) of this paragraph or this clause (14); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Holders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Company).

Limitation on Sales of Assets and Subsidiary Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of the Company, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)	in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(a)	to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), (i) to prepay, repay or purchase any Indebtedness of a Non-Guarantor or that is secured by a Lien (in each case, other than Indebtedness owed to the Company or any Restricted Subsidiary) or Indebtedness under the Credit Agreement (or any Refinancing Indebtedness in respect thereof) within 450 days from the later of (A) the date of such Asset Disposition and (B) the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (ii) to prepay, repay or purchase Pari Passu Indebtedness at a price of no more than 100% of the principal amount of such Pari Passu Indebtedness plus accrued and unpaid interest to the date of such prepayment, repayment or purchase; provided that, to the extent the Company redeems, repays or repurchases Pari Passu Indebtedness pursuant to this clause (ii), the Company shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(b)	to the extent the Company or such Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted

Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 450 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of the Company that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 180 days of such 450th day;

provided that, pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Available Cash in any manner not prohibited by the indenture.

Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds” under the indenture. On the 451st day after an Asset Disposition, if the aggregate amount of Excess Proceeds under the indenture exceeds $50 million, the Company will within 10 Business Days be required to make an offer (“Asset Disposition Offer”) to all Holders of Notes issued under such indenture and, to the extent the Company elects, to all holders of other outstanding Pari Passu Indebtedness, to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Notes in an amount equal to 100% of the principal amount of the Notes and Pari Passu Indebtedness, in each case, plus accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures set forth in the indenture or the agreements governing the Pari Passu Indebtedness, as applicable, and, with respect to the Notes, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by Holders and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Indebtedness. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than U.S. dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in U.S. dollars that is actually received by the Company upon converting such portion into U.S. dollars.

For the purposes of clause (2) of the first paragraph of this covenant, the following will be deemed to be cash:

(1)	the assumption by the transferee of Indebtedness or other liabilities contingent or otherwise of the Company or a Restricted Subsidiary (other than Subordinated Indebtedness of the Company or a Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2)	securities, notes or other obligations received by the Company or any Restricted Subsidiary of the Company from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)	consideration consisting of Indebtedness of the Company (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Company or any Restricted Subsidiary; and

(5)	any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this covenant that is at that time outstanding, not to exceed the greater of $40 million and 1.5% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations (or rules of any exchange on which the Notes are then listed) in connection with the repurchase of Notes pursuant to the indenture. To the extent that the provisions of any securities laws or regulations (or exchange rules) conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations (or exchange rules) and will not be deemed to have breached its obligations under the indenture by virtue of any conflict.

The Credit Agreement will prohibit or limit, and future credit agreements or other agreements to which the Company becomes a party may prohibit or limit, the Company from purchasing any Notes pursuant to this covenant. In the event the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the indenture.

Limitation on Affiliate Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate value in excess of $5 million unless:

(1)	the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s length dealings with a Person who is not such an Affiliate; and

(2)	in the event such Affiliate Transaction involves an aggregate value in excess of $10 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (2) of this paragraph if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

The provisions of the preceding paragraph will not apply to:

(1)	any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments,” or any Permitted Investment;

(2)

any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, any Restricted Subsidiary or any Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Company, in each case in the ordinary course of business;

(3)	any Management Advances and any waiver or transaction with respect thereto;

(4)	any transaction between or among the Company and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries;

(5)	the payment of compensation, reasonable fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of the Company or any Restricted Subsidiary of the Company (whether directly or indirectly and including through any Person owned or controlled by any of such directors, officers or employees);

(6)	the entry into and performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Issue Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this covenant or to the extent not more disadvantageous to the Holders in any material respect;

(7)	any customary transaction with a Securitization Subsidiary effected as part of a Qualified Securitization Financing;

(8)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, which are fair to the Company or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or the senior management of the Company or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(9)	any transaction between or among the Company or any Restricted Subsidiary and any Affiliate of the Company or an Associate or similar entity that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary or any Affiliate of the Company or a Restricted Subsidiary or any Affiliate of any Permitted Holder owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(10)	issuances or sales of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Company or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary;

(11)	without duplication in respect of payments made pursuant to clause (12) hereof, (a) payments by the Company or any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly) of annual customary management, consulting, monitoring or advisory fees and related expenses and (b) customary payments by the Company or any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly, including through any Parent) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors in good faith;

(12)	payment to any Permitted Holder of all reasonable out of pocket expenses Incurred by such Permitted Holder in connection with its direct or indirect investment in the Company and its Subsidiaries;

(13)	the Transactions and the payment of all fees and expenses related to the Transactions;

(14)	transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(15)	the existence of, or the performance by the Company or any Restricted Subsidiaries of its obligations under the terms of, any equityholders’ agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Issue Date and any similar agreement that it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under any future amendment to the equityholders’ agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respects; and

(16)	any purchases by the Company’s Affiliates of Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company’s Affiliates; provided that such purchases by the Company’s Affiliates are on the same terms as such purchases by such Persons who are not the Company’s Affiliates.

Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the indenture will require the Company to file with the SEC within 15 days after the dates set forth below:

(1)	within 90 (120 days in the case of the first fiscal year after the Issue Date) days after the end of each fiscal year, all financial information that would be required to be contained in an annual report on Form 10-K, or any successor or comparable form, filed with the SEC, including a “Management’s discussion and analysis of financial condition and results of operations” and a report on the annual financial statements by the Company’s independent registered public accounting firm;

(2)	within 45 (75 days in the case of each of the first two fiscal quarters after the Issue Date) days after the end of each of the first three fiscal quarters of each fiscal year, all financial information that would be required to be contained in a quarterly report on Form 10-Q, or any successor or comparable form, file with the SEC; and

(3)	within the time periods specified for filing current reports on Form 8-K, all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to filed such reports;

in each case, in a manner that complies in all material respects with the requirements specified in such form. Notwithstanding the foregoing, the Company shall not be so obligated to file such reports with the SEC (i) if the SEC does not permit such filing or (ii) prior to the consummation of an exchange offer or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, so long as if clause (i) or (ii) is applicable the Company makes available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case, at the Company’s expense and by the applicable date the Company would be required to file such information pursuant to the immediately preceding sentence. To the extent any such information is not so filed or furnished, as applicable, within the time periods specified above and such information is subsequently filed or furnished, as applicable, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured; provided that such cure shall not otherwise affect the rights of the Holders under “—Events of Default” if Holders of at least 30% in principal amount of the then total outstanding Notes have declared the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately and such declaration shall not have been rescinded or cancelled prior to such cure. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. The Company will deliver the financial statements and information of the type required to be delivered pursuant to clause (2) of the first paragraph of this “—Reports” covenant with respect to the fiscal quarter ended March 31, 2011, which, notwithstanding the foregoing, shall not be required to give pro forma effect to the Transactions, shall not be required to contain financial statement footnote disclosure and shall not be required to contain consolidating financial data with respect to the Guarantors and Non-Guarantors of the type contemplated by Rule 3-10 of Regulation S-X promulgated under the Securities Act or otherwise.

Substantially concurrently with the furnishing or making such information available to the Trustee pursuant to the immediately preceding paragraph, the Company shall also post copies of such information required by the immediately preceding paragraph on a website (which may be nonpublic and may be maintained by the Company or a third party) to which access will be given to Holders, prospective investors in the Notes (which prospective investors shall be limited to “qualified institutional buyers” within the meaning of Rule 144A of the Securities Act or non-U.S. persons (as defined in Regulation S under the Securities Act) that certify their status as such to the reasonable satisfaction of the Company), and securities analysts and market making financial institutions that are reasonably satisfactory to the Company.

The Company will also hold quarterly conference calls for the Holders of the Notes to discuss financial information for the previous quarter (it being understood that such quarterly conference call may be the same conference call as with the Company’s equity investors and analysts). The conference call will be following the last day of each fiscal quarter of the Company and not later than 10 Business Days from the time that the Company distributes the financial information as set forth in the second preceding paragraph. No fewer than two days prior to the conference call, the Company will issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call.

In the event that any direct or indirect parent company of the Company becomes a guarantor of the Notes, the indenture will permit the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Limitation on Guarantees

The Company will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly Owned Subsidiaries Guarantee other capital markets debt securities of the Company or any Restricted Subsidiary or Guarantee all or a portion of the Credit Agreement), other than a Guarantor, to Guarantee the payment of any Indebtedness of the Company or any other Guarantor unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the indenture and joinder or supplement to the Registration Rights Agreement providing for a senior Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantor’s Guarantee; provided that

(a)	if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such Guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantor’s Guarantee of the Notes; and

(b)	if the Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes or the Guarantor’s Guarantee are subordinated to such Indebtedness; and

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee until payment in full of Obligations under the indenture; and

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a)	such Guarantee has been duly executed and authorized; and

(b)	such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principals of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

The Company may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case, such Subsidiary shall only be required to comply with the 30-day period described above.

Merger and Consolidation

The Company

The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the indenture and if such Successor Company is not a corporation, a co-obligor of the Notes is a corporation organized or existing under such laws;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction, either (a) the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Indebtedness” or (b) the Fixed Charge Coverage Ratio would not be lower than it was immediately prior to giving effect to such transaction; and

(4)	the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture and an Opinion of Counsel to the effect that such supplemental indenture (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company (in each case, in form and substance reasonably satisfactory to the Trustee), provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact, including as to satisfaction of clauses (2) and (3) above.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture but in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under such indenture or the Notes.

Notwithstanding the preceding clauses (2), (3) and (4) (which do not apply to transactions referred to in this sentence), (a) any Restricted Subsidiary of the Company may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Company and (b) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary. Notwithstanding the preceding clauses (2) and (3) (which do not apply to the transactions referred to in this sentence), the Company may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Company, reincorporating the Company in another jurisdiction, or changing the legal form of the Company.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The foregoing provisions (other than the requirements of clause (2) of the first paragraph of this covenant) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary of the Company.

Guarantors

No Guarantor may

(1)	consolidate with or merge with or into any Person, or

(2)	sell, convey , transfer or dispose of, all or substantially all its assets, in one transaction or a series of related transactions, to any Person, or

(3)	permit any Person to merge with or into the Guarantor,

unless

(A)	the other Person is the Company or any Restricted Subsidiary that is Guarantor or becomes a Guarantor concurrently with the transaction; or

(B)	(1) either (x) a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations of the Guarantor under its Guarantee of the Notes; and

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C)	the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by the indenture.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Events of Default

Each of the following is an Event of Default under the indenture:

(1)	default in any payment of interest or Additional Interest, if any, on any Note when due and payable, continued for 30 days;

(2)	default in the payment of the principal amount of or premium, if any, on any Note issued under the indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure to comply for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 30% in principal amount of the outstanding Notes with the Company’s agreements or obligations contained in the indenture;

(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(a)	is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50 million or more;

(5)	certain events of bankruptcy, insolvency or court protection of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(6)	failure by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Company for a fiscal period end provided as required under “—Certain Covenants—Reports”) would constitute a Significant Subsidiary), to pay final judgments aggregating in excess of $50 million other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (the “judgment default provision”); and

(7)	any Guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of the indenture or a Guarantor denies or disaffirms its obligations under its Guarantee of the Notes, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with the indenture.

However, a default under clauses (3), (4) or (6) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of 30% in principal amount of the outstanding Notes notify the Company of the default and, with respect to clauses (3), (4) and (6) the Company does not cure such default within the time specified in clauses (3), (4) or (6), as applicable, of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (5) above with respect to the Company) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least 30% in principal amount of the outstanding Notes by written notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, including Additional Interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest, including Additional Interest, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (4) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (4) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest, including Additional Interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default described in clause (5) above with respect to the Company occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, including Additional Interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in principal amount of the outstanding Notes under the indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, or Additional Interest, if any,) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Subject to the provisions of the indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to the indenture or the Notes unless:

(1)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)	Holders of at least 30% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3)	such Holders have offered in writing the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

(5)	the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The indenture provides that, in the event an

Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification reasonably satisfactory to it against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and the Trustee is informed of such occurrence by the Company, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Company. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

The senior notes provide for the Trustee to take action on behalf of the Holders in certain circumstances, but only if the Trustee is indemnified to its satisfaction. It may not be possible for the Trustee to take certain actions in relation to the Notes and, accordingly, in such circumstances the Trustee will be unable to take action, notwithstanding the provision of an indemnity to it, and it will be for Holders to take action directly.

Amendments and Waivers

Subject to certain exceptions, the Note Documents may be amended, supplemented or otherwise modified with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). However an amendment or waiver may not, with respect to any such Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any such Note (other than provisions relating to Change of Control and Asset Dispositions);

(3)	reduce the principal of or extend the Stated Maturity of any such Note;

(4)	reduce the premium payable upon the redemption of any such Note or change the time at which any such Note may be redeemed, in each case as described above under “—Optional Redemption;”

(5)	make any such Note payable in money other than that stated in such Note;

(6)	impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes;

(7)	waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration); or

(8)	make any change in the amendment or waiver provisions which require the Holders’ consent described in this sentence.

Notwithstanding the foregoing, without the consent of any Holder, the Company, the Trustee and the other parties thereto, as applicable, may amend or supplement any Note Documents to:

(1)	cure any ambiguity, omission, mistake, defect, error or inconsistency, conform any provision to this “Description Of The Notes,” or reduce the minimum denomination of the Notes;

(2)	provide for the assumption by a successor Person of the obligations of the Company under any Note Document;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)	add to the covenants or provide for a Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Company or any Restricted Subsidiary;

(5)	make any change that does not adversely affect the rights of any Holder in any material respect;

(6)	at the Company’s election, comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act, if such qualification is required;

(7)	make such provisions as necessary (as determined in good faith by the Company) for the issuance of Exchange Notes and Additional Notes;

(8)	to provide for any Restricted Subsidiary to provide a Guarantee in accordance with the Covenant described under “—Certain Covenants—Limitation on Indebtedness,” to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under the indenture;

(9)	to evidence and provide for the acceptance and appointment under the indenture of a successor Trustee pursuant to the requirements thereof or to provide for the accession by the Trustee to any Note Document; or

(10)	to make any amendment to the provisions of the indenture relating to the transfer and legending of Notes as permitted by the indenture, including, without limitation, to facilitate the issuance and administration of Notes and the Exchange Notes; provided, however, that (i) compliance with the indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the indenture to approve the particular form of any proposed amendment of any Note Document. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

Defeasance

The Company at any time may terminate all obligations of the Company under the Notes and the indenture (“legal defeasance”) and cure all then existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust, the rights, powers, trusts, duties, immunities and indemnities of the Trustee and the obligations of the Company in connection therewith and obligations concerning issuing temporary Notes, registrations of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust.

The Company at any time may terminate its obligations under the covenants described under “—Certain Covenants” (other than clauses (1) and (2) of “—Merger and Consolidation”) and “—Change of Control” and the default provisions relating to such covenants described under “—Events of Default” above, the operation of the cross-default upon a payment default, the cross acceleration provisions, the bankruptcy provisions with respect to the Company and Significant Subsidiaries, the judgment default provision and the guarantee provision described under “—Events of Default” above (“covenant defeasance”).

The Company at its option at any time may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5) (with respect only to the Company and Significant Subsidiaries), (6) or (7) under “—Events of Default” above.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee cash in dollars or U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of:

(1)	an Opinion of Counsel in the United States to the effect that Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of legal defeasance only, such Opinion of Counsel in the United States must be based on a ruling of the U.S. Internal Revenue Service or change in applicable U.S. federal income tax law since the issuance of the Notes);

(2)	an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code, as amended;

(3)	an Officer’s Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Company; and

(4)	an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that that all conditions precedent provided for or relating to legal defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The indenture will be discharged and cease to be of further effect (except as to surviving rights of conversion or transfer or exchange of the Notes, as expressly provided for in the indenture) as to all outstanding Notes when (1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; (2) the Company has deposited or caused to be deposited with the Trustee, money or U.S. Government Obligations, or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be; (3) the Company has paid or caused to be paid all other sums payable under the indenture; and (4) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the “satisfaction and discharge” section of the indenture relating to the satisfaction and discharge of the indenture have been complied with; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator or shareholder of the Company or any of their respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Company under the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee and Certain Agents

Wells Fargo Bank, National Association is Trustee under the indenture. The indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in such indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care that a prudent Person would use in conducting its own affairs. The permissive rights of the Trustee to take or refrain from taking any action enumerated in the indenture will not be construed as an obligation or duty.

The indenture imposes certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company and its Affiliates and Subsidiaries.

The indenture sets out the terms under which the Trustee may retire or be removed, and replaced. Such terms include, among others, (1) that the Trustee may be removed at any time by the Holders of a majority in principal amount of the then outstanding Notes, or may resign at any time by giving written notice to the Company and (2) that if the Trustee at any time (a) has or acquires a conflict of interest that is not eliminated, (b) fails to meet certain minimum limits regarding the aggregate of its capital and surplus or (c) becomes incapable of acting as Trustee or becomes insolvent or bankrupt, then the Company may remove the Trustee, or any Holder who has been a bona fide Holder for not less than 6 months may petition any court for removal of the Trustee and appointment of a successor Trustee.

Any removal or resignation of the Trustee shall not become effective until the acceptance of appointment by the successor Trustee.

The indenture contains provisions for the indemnification of the Trustee for any loss, liability, taxes and expenses incurred without negligence, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of the indenture.

Notices

All notices to Holders of Notes will be validly given if mailed to them at their respective addresses in the register of the Holders of the Notes, if any, maintained by the Registrar. For so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered to DTC, delivery of which shall be deemed to satisfy the requirements of this paragraph, which will give such notices to the Holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to him if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Prescription

Claims against the Company for the payment of principal, or premium, if any, on the Notes will be prescribed 10 years after the applicable due date for payment thereof. Claims against the Company for the payment of interest on the Notes will be prescribed five years after the applicable due date for payment of interest.

Governing Law

The indenture and the Notes, including any Note Guarantees, and the rights and duties of the parties thereunder shall be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of the Company or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

“Acquisitions” means each of (x) the acquisition of Activant Group Inc. pursuant to the Activant Merger Agreement (as defined below) and (y) Epicor Software Corporation pursuant to the Legacy Epicor Merger Agreement (as defined below).

“Additional Assets” means:

(1)	any property or assets (other than Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)	the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Apax” means Apax Partners, L.P. and Apax Partners LLP and funds or partnerships related, managed or advised by any of them or any Affiliate of any of them.

“Applicable Premium” means the greater of (A) 1% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a)	the present value at such redemption date of (i) the redemption price of such Note at May 1, 2015 (such redemption price (expressed in percentage of principal amount) being set forth in the table under “—Optional Redemption (excluding accrued but unpaid interest)), plus (ii) all required interest payments due on such Note to and including such date set forth in clause (i) (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

(b)	the outstanding principal amount of such Note;

in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate.

“Asset Disposition” means:

(a)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Company (other than Capital Stock of the Company) or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(b)	the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness” or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	a disposition of cash, Cash Equivalents or Investment Grade Securities;

(3)	a disposition of inventory or other assets in the ordinary course of business;

(4)	a disposition of obsolete, surplus or worn out equipment or other assets or equipment or other assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5)	transactions permitted under “—Certain Covenants—Merger and Consolidation—The Company” or a transaction that constitutes a Change of Control;

(6)	an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(7)	any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Company) of less than $10.0 million;

(8)	any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments” and the making of any Permitted Payment or Permitted Investment or, solely for purposes of clause (3) of the first paragraph under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(9)	dispositions in connection with Permitted Liens;

(10)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)	the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(12)	foreclosure, condemnation or any similar action with respect to any property or other assets;

(13)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(15)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(16)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(17)	any disposition of Securitization Assets, or participations therein, in connection with any Qualified Securitization Financing, or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(18)	any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Company or any Restricted Subsidiary after the Escrow Release Date, including Sale and Leaseback Transactions and asset securitizations, permitted by the indenture; and

(19)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

“Associate” means (i) any Person engaged in a Similar Business of which the Company or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by the Company or any Restricted Subsidiary of the Company.

“Board of Directors” means (1) with respect to the Company or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; and (3) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, United States are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	(a) United States dollars, euro, or any national currency of any member state of the European Union; or (b) any other foreign currency held by the Company and the Restricted Subsidiaries in the ordinary course of business;

(2)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments, a member state of the European Union or, in each case, any agency or instrumentality of thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(3)	certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any Lender or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $100 million;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(6)	readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Union or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition;

(7)	Indebtedness or Preferred Stock issued by Persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of 12 months or less from the date of acquisition;

(8)	bills of exchange issued in the United States, Canada, a member state of the European Union or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(9)	interests in any investment company, money market or enhanced high yield fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (7) above; and

(10)	for purposes of clause (2) of the definition of “Asset Disposition,” the marketable securities portfolio owned by the Company and its Subsidiaries on the Issue Date.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above, provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): ACH transactions, treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services.

“Change of Control” means:

(1)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary or one or more Permitted Holders.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including amortization of deferred financing fees and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” for any period means the Consolidated Net Income for such period:

(1)	increased (without duplication) by:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (w), (x) and (y) in clause (1) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of

Indebtedness permitted to be incurred by the indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Credit Agreement and any Securitization Fees, and (ii) any amendment or other modification of the Notes, the Credit Agreement and any Securitization Fees, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve, integration cost or other business optimization expense or cost associated with establishing new facilities that is deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Escrow Release Date and costs related to the closure and/or consolidation of facilities; provided that the aggregate amount of cash charges and cash costs that are included in this clause (e) for actions not related to the Transactions shall not exceed 15% of Consolidated EBITDA in any four-quarter period; plus

(f) any other non-cash charges, write-downs, expenses, losses or items reducing Consolidated Net Income for such period including any impairment charges or the impact of purchase accounting, (excluding any such non-cash charge, write-down or item to the extent it represents an accrual or reserve for a cash expenditure for a future period) or other items classified by the Company as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period); plus

(g) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period to Apax to the extent otherwise permitted under “—Certain Covenants—Limitation on Affiliate Transactions”; plus

(h) the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions either taken or initiated prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized or expected to be realized prior to or during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable and (y) such actions have been taken or initiated no later than 12 months after the Escrow Release Date; plus

(i) the amount of loss on sale of Securitization Assets and related assets to the Securitization Subsidiary in connection with a Qualified Securitization Financing; plus

(j) any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments;” plus

(k) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(l) any net loss included in the consolidated financial statements due to the application of Financial Accounting Standards No. 160 “Non-controlling Interests in Consolidated Financial Statements (“FAS 160”); plus

(m) realized foreign exchange losses resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Company and its Restricted Subsidiaries; and

(o) net realized losses from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements;

(2)	decreased (without duplication) by: (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated EBITDA in such prior period; plus (b) realized foreign exchange income or gains resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Company and its Restricted Subsidiaries; plus (c) any net realized income or gains from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements, plus (d) any net income included in the consolidated financial statements due to the application of FAS 160 and

(3)	increased or decreased (without duplication) by, as applicable, any adjustments resulting for the application of Accounting Standards Codification Topic 460 or any comparable regulation.

“Consolidated Income Taxes” means taxes or other payments, including deferred Taxes, based on income, profits or capital (including without limitation withholding taxes) and franchise taxes of any of the Company and its Restricted Subsidiaries whether or not paid, estimated, accrued or required to be remitted to any Governmental Authority.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (v) accretion or accrual of discounted liabilities other than Indebtedness, (w) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees, and (z) interest with respect to Indebtedness of any Parent of such Person appearing upon the balance sheet of such Person solely by reason of push-down accounting under GAAP; plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries determined on a consolidated basis on the basis of GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)	subject to the limitations contained in clause (3) below, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution or return on investment or could have been distributed, as reasonably determined by an Officer of the Company (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2)	solely for the purpose of determining the amount available for Restricted Payments under clause (c)(i) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any net income (loss) of any Restricted Subsidiary (other than Guarantors) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company or a Guarantor by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its shareholders (other than (a) restrictions that have been waived or otherwise released, (b) restrictions pursuant to the Notes or the indenture, and (c) restrictions specified in clause (12)(i) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” except that the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3)	any net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of the Company or any Restricted Subsidiaries (including pursuant to any sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Company);

(4)	any extraordinary, exceptional, unusual or nonrecurring gain, loss, charge or expense or any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense;

(5)	the cumulative effect of a change in accounting principles;

(6)	any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions and (ii) income (loss) attributable to deferred compensation plans or trusts shall be excluded;

(7)	all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(8)	any unrealized gains or losses in respect of Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(9)	any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(10)	any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary;

(11)	any purchase accounting effects including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and the Restricted Subsidiaries), as a result of any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(12)	any goodwill or other intangible asset impairment charge or write-off;

(13)	any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(14)	accruals and reserves that are established within twelve months after the Escrow Release Date that are so required to be established as a result of the Transactions in accordance with GAAP, shall be excluded; and

(15)	any net unrealized gains and losses resulting from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements shall be excluded.

“Consolidated Secured Leverage” means the sum of the aggregate outstanding Secured Indebtedness for borrowed money of the Company and its Restricted Subsidiaries less the aggregate amount of cash and Cash Equivalents of the Company and its Restricted Subsidiaries.

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Leverage at such date to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of the Company are available, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of “Fixed Charge Coverage Ratio;” provided that, for the purpose of determining Consolidated Secured Leverage, the aggregate amount of cash and Cash Equivalents of the Company and its Restricted Subsidiaries shall be determined without giving pro forma effect to the proceeds of Indebtedness incurred on such date.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means the Credit Agreement entered into by and among the Company, certain of its Subsidiaries identified therein as guarantors, the senior lenders (as named therein), Royal Bank of Canada, as the administrative agent, together with the related documents thereto (including the revolving loans thereunder, any letters of credit and reimbursement obligations related thereto, any Guarantees and security documents), as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing or adding or removing any Person as a borrower, issuer or guarantor thereunder, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or one or more successors to the Credit Agreement or one or more new credit agreements.

“Credit Facility” means, with respect to the Company or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including the Credit Agreement or commercial paper facilities and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the original Credit Agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Company) of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Designated Preferred Stock” means, with respect to the Company, Preferred Stock (other than Disqualified Stock) (a) that is issued for cash (other than to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees to the extent funded by the Company or such Subsidiary) and (b) that is designated as “Designated Preferred Stock” pursuant to an Officer’s Certificate of the Company at or prior to the issuance thereof, the Net Cash Proceeds of which are excluded from the calculation set forth in clause (c)(ii) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Company having no material direct or indirect financial interest in or with respect to such

Affiliate Transaction. A member of the Board of Directors of the Company shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2)	is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with the covenant described under “—Certain Covenants—Limitation on Restricted Payments;” provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“DTC” means The Depository Trust Company or any successor securities clearing agency.

“Equity Offering” means (x) a sale of Capital Stock of the Company (other than Disqualified Stock) other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions, or (y) the sale of Capital Stock or other securities, the proceeds of which are contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution) of the Company or any of its Restricted Subsidiaries.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into an escrow account with an independent escrow agent on the date of the applicable offering or Incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow account upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Exchange Notes” means any notes issued in exchange for Notes pursuant to the Registration Rights Agreement or similar agreement.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Company as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Company, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company.

“fair market value” may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Company setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person on any determination date, the ratio of Consolidated EBITDA of such Person for the most recent four consecutive fiscal quarters ending immediately prior to such determination date for which internal consolidated financial statements are available to the Fixed Charges of such Person for four consecutive fiscal quarters. In the event that the Company or any Restricted Subsidiary Incurs, assumes, Guarantees, redeems, defeases, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, guarantee, redemption, defeasance, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation shall not give effect to any Indebtedness Incurred on such determination date pursuant to the provisions described in the second paragraph under “—Certain Covenants—Limitation on Indebtedness.”

For purposes of making the computation referred to above, any Investment, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Company or any of its Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Company (including cost savings and synergies). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Operation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such Period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Subsidiary of such Person during such period; and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during this period.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder. Except as otherwise set forth in the indenture, all ratios and calculations based on GAAP contained in the indenture shall be computed in accordance with GAAP. At any time after the Issue Date, the Company may elect to establish that GAAP shall mean the GAAP as in effect on or prior to the date of such election; provided that any such election, once made, shall be irrevocable. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the indenture), including as to the ability of the Company to make an election pursuant to the previous sentence; provided that any such election, once made, shall be irrevocable; provided, further, that any calculation or determination in the indenture that require the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP; provided, further again, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company, including pursuant to Section 13 or Section 15(d) of the Exchange Act and the covenants set forth under “Reports,” in IFRS. The Company shall give notice of any such election made in accordance with this definition to the Trustee and the Holders.

“Governmental Authority” means any nation, sovereign or government, any state, province, territory or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government, including a central bank or stock exchange.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Restricted Subsidiary that Guarantees the Notes.

“Hedging Obligations” means, with respect to any person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

“Holder” means each Person in whose name the Notes are registered on the Registrar’s books, which shall initially be the respective nominee of DTC.

“Immaterial Subsidiary” means any Restricted Subsidiary that (i) has not guaranteed any other Indebtedness of the Company and (ii) has Total Assets together with all other Immaterial Subsidiaries (as determined in accordance with GAAP) and Consolidated EBITDA of less than 5.0% of the Company’s Total Assets and Consolidated EBITDA (measured, in the case of Total Assets, at the end of the most recent fiscal period for which internal financial statements are available and, in the case of Consolidated EBITDA, for the four quarters ended most recently for which internal financial statements are available, in each case measured on a pro forma basis giving effect to any acquisitions or depositions of companies, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary.

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of indebtedness of such Person for borrowed money;

(2)	the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4)	the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)	Capitalized Lease Obligations of such Person;

(6)	the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8)	Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement).

The term “Indebtedness” shall not include any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Issue Date, any prepayments of deposits received from clients or customers in the ordinary course of business, or obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the indenture, and (other than with respect to letters of credit or Guarantees or Indebtedness specified in clause (7) above) shall equal the amount thereof that would appear on a balance sheet of such Person (excluding any notes thereto) prepared on the basis of GAAP.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)	Contingent Obligations Incurred in the ordinary course of business;

(ii)	Cash Management Services;

(iii)	in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner; or

(iv)	for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes.

“Independent Financial Advisor” means an investment banking or accounting firm of international standing or any third party appraiser of international standing; provided, however, that such firm or appraiser is not an Affiliate of the Company.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Investment Grade” means (i) BBB- or higher by S&P; (ii) Baa3 or higher by Moody’s, or (iii) the equivalent of such ratings by S&P or Moody’s, or of another Nationally Recognized Statistical Ratings Organization.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	securities issued or directly and fully guaranteed or insured by a member of the European Union, or any agency or instrumentality thereof (other than Cash Equivalents);

(3)	debt securities or debt instruments with a rating of “A—” or higher from S&P or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries; and

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“Investment Grade Status” shall occur when the Notes receive both of the following:

(1)	a rating of “BBB-” or higher from S&P; and

(2)	a rating of “Baa3” or higher from Moody’s;

or the equivalent of such rating by either such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

“Issue Date” means May 16, 2011.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of any Parent, the Company or any Restricted Subsidiary:

(1)	(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such person’s purchase of Capital Stock (or similar obligations) of the Company, its Subsidiaries or any Parent with (in the case of this sub-clause (b)) the approval of the Board of Directors;

(2)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3)	not exceeding $5.0 million in the aggregate outstanding at any time.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid or required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders (other than any Parent, the Company or any of their respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Guarantor” means any Restricted Subsidiary that is not a Guarantor.

“Note Documents” means the Notes (including Additional Notes), the Guarantees and the indenture.

“Officer” means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Managing

Director, or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of the indenture by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Company or its Subsidiaries.

“Parent” means any Person of which the Company at any time is or becomes a Subsidiary after the Issue Date and any holding companies established by any Permitted Holder for purposes of holding its investment in any Parent.

“Parent Expenses” means:

(1)	costs (including all professional fees and expenses) Incurred by any Parent in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder;

(2)	customary indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to the Company and its Subsidiaries;

(3)	obligations of any Parent in respect of director and officer insurance (including premiums therefor) to the extent relating to the Company and its Subsidiaries;

(4)	general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent related to the ownership or operation of the business of the Company or any of its Restricted Subsidiaries; and

(5)	expenses Incurred by any Parent in connection with any public offering or other sale of Capital Stock or Indebtedness:

(x)	where the net proceeds of such offering or sale are intended to be received by or contributed to the Company or a Restricted Subsidiary,

(y)	in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(z)	otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Pari Passu Indebtedness” means Indebtedness of the Company which ranks equally in right of payment to the Notes or any Guarantor if such Guarantee ranks equally in right of payment to the Guarantees of the Notes.

“Paying Agent” means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any Note on behalf of the Company.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Permitted Holders” means, collectively, (1) Apax, (2) any one or more Persons, together with such Persons’ Affiliates, whose beneficial ownership constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture, (3) Senior Management, (4) any Person who is acting as an underwriter in connection with a public or private offering of Capital Stock of any Parent or the Company, acting in such capacity, and (5) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, Apax and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies held by such group.

“Permitted Investment” means (in each case, by the Company or any of its Restricted Subsidiaries):

(1)	Investments in (a) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or the Company or (b) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)	Investments in another Person if such Person is engaged in any Similar Business and as a result of such Investment such other Person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

(3)	Investments in cash, Cash Equivalents or Investment Grade Securities;

(4)	Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

(5)	Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	Management Advances;

(7)	Investments received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition;

(9)	Investments existing or pursuant to agreements or arrangements in effect on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under the indenture;

(10)	Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Certain Covenants—Limitation on Indebtedness”;

(11)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(12)	any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock) or Capital Stock of any Parent as consideration;

(13)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Affiliate Transactions” (except those described in clauses (1), (3), (6), (8), (9), (12) and (14) of that paragraph);

(14)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with the indenture;

(15)(i)	Guarantees not prohibited by the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business, (ii) performance guarantees with respect to obligations incurred by the Company or any of its Restricted Subsidiaries that are permitted by the indenture; and (iii) Guarantees of the Borrower or any Restricted Subsidiary in connection with the provision of credit card payment processing services;

(16)	Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the indenture;

(17)	Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Company or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(18)	Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(19)	contributions to a “rabbi” trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(20)	Investments in joint ventures and Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed the greater of $50 million and 1.75% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and

(21)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (21) that are at that time outstanding, not to exceed the greater of $60 million and 2.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication for purposes of the covenant described in the section entitled “—Certain Covenants—Limitation on Restricted Payments” of any amounts applied pursuant to clause (c) of the first paragraph of such covenant); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (21);

“Permitted Liens” means, with respect to any Person:

(1)	Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of any Restricted Subsidiary that is not a Guarantor;

(2)

pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s and repairmen’s or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)	Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)	encumbrances, ground leases, easements (including reciprocal easement agreements), survey exceptions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company and its Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries;

(6)	Liens (a) on assets or property of the Company or any Restricted Subsidiary securing Hedging Obligations or Cash Management Services permitted under the indenture; (b) that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness incurred under clause (8)(c) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness” with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof , which Liens, in any event, do not to secure any Indebtedness;

(7)	leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(8)	Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(9)

Liens (i) on assets or property of the Company or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations or Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing other Indebtedness Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the indenture and (b) any such Lien may not extend to any assets or property of the Company or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property and (ii) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(10)	Liens arising from Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(11)	Liens existing on the Issue Date, excluding Liens securing the Credit Agreement;

(12)	Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Company or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, consolidation or other business combination transaction with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created, Incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(13)	Liens on assets or property of the Company or any Restricted Subsidiary securing Indebtedness or other obligations of the Company or such Restricted Subsidiary owing to the Company or another Restricted Subsidiary, or Liens in favor of the Company or any Restricted Subsidiary;

(14)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under the indenture; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder;

(15)	(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(16)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(17)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(18)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose; (19) Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(19)	Liens securing Indebtedness permitted to be Incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the indenture to be Incurred pursuant to clause (1) of the second paragraph under “—Certain Covenants—Limitation on Indebtedness”;

(20)	Liens Incurred to secure Obligations in respect of any Indebtedness permitted by clause (7) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(21)	Liens to secure Indebtedness of any Foreign Subsidiary permitted by clause (11) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness” covering only the assets of such Foreign Subsidiary;

(22)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(23)	any security granted over the marketable securities portfolio described in clause (9) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party;

(24)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(25)	Liens on equipment of the Company or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business;

(26)	Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by the indenture;

(27)	Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(28)	Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted hereunder;

(29)	Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(30)	Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed $50 million at any one time outstanding; and

(31)	Liens Incurred to secure Obligations in respect of any Indebtedness permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness”; provided that, with respect to liens securing Obligations permitted under this clause, at the time of Incurrence and after giving pro forma effect thereto, the Consolidated Secured Leverage Ratio would be no greater than 4.25 to 1.0.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness including interest which increases the principal amount of such Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Qualified Securitization Financing” means any Securitization Facility of a Securitization Subsidiary that meets the following conditions: (i) the board of directors of the Company shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and its Restricted Subsidiaries, (ii) all sales of Securitization Assets and related assets by the Company or any Restricted Subsidiary to the Securitization Subsidiary or any other Person are made at fair market value (as determined in good faith by the Company), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings and (iv) the Obligations under such Securitization Facility are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Securitization Subsidiary). The grant of a security interest in any Securitization Assets of the Company or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement shall not be deemed a Qualified Securitization Financing.

“Refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the date of the indenture or Incurred in compliance with the indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)	if the Indebtedness being refinanced constitutes Subordinated Indebtedness, the Refinancing Indebtedness has a final Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or greater than the final Weighted Average Life to Maturity of the Indebtedness being refinanced or, if less, the Notes and such Refinancing Indebtedness is subordinated to the Notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(2)	shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor; or

(ii) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

“Registration Rights Agreement” means (i) the Registration Rights Agreement related to the Notes dated as of the Issue Date, among the Company, the Guarantors and the Initial Purchasers, as amended or supplemented, and (ii) any other registration rights agreement entered into in connection with the issuance of Additional Notes in a private offering by the Company after the Issue Date.

“Related Taxes” means

(1)	any Taxes, including sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes (other than (x) Taxes measured by income and (y) withholding imposed on payments made by any Parent), required to be paid (provided such Taxes are in fact paid) by any Parent by virtue of its:

(a)	being organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Company or any of the Company’s Subsidiaries);

(b)	being a holding company parent, directly or indirectly, of the Company or any of the Company’s Subsidiaries;

(c)	receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Company or any of the Company’s Subsidiaries; or

(d)	having made any payment in respect to any of the items for which the Company is permitted to make payments to any Parent pursuant to “—Certain Covenants—Limitation on Restricted Payments;” or

(2)	if and for so long as the Company is a member of a group filing a consolidated or combined tax return with any Parent, any Taxes measured by income for which such Parent is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Company and its Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company and its Subsidiaries.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission or any successor thereto.

“Secured Indebtedness” means any Indebtedness secured by a Lien other than Indebtedness with respect to Cash Management Obligations.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Securitization Asset” means any accounts receivable, real estate asset, mortgage receivables or related assets, in each case subject to a Securitization Facility.

“Securitization Facility” means any of one or more securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Company or any of its Restricted Subsidiaries sells its Securitization Assets to either (a) Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells Securitization Assets to a person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or participation interest therein issued or sold in connection with, and other fees paid to a person that is not a Restricted Subsidiary in connection with, any Qualified Securitization Financing.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including, without limitation, as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means any Subsidiary in each case formed for the purpose of and that solely engages in one or more Qualified Securitization Financings and other activities reasonably related thereto.

“Senior Management” means the officers, directors, and other members of senior management of the Company or any of its Subsidiaries, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company or any Parent.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means (a) any businesses, services or activities engaged in by the Company or any of its Subsidiaries or any Associates on the Issue Date and (b) any businesses, services and activities engaged in by the Company or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)	any partnership, joint venture, limited liability company or similar entity of which:

(a)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b)	such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“TIA” means the Trust Indenture Act of 1939, as amended.

“Total Assets” mean, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Fixed Charge Coverage Ratio.

“Transactions” means the transactions contemplated by the (i) that certain Agreement and Plan of Merger dated April 4, 2011 (the “Activant Merger Agreement”) with Sun5 Merger Sub, Inc., the Issuer, Activant Group Inc. and Hellman & Friedman Capital Partners V, L.P., in its capacity as stockholders’ representative and (ii) that certain Agreement and Plan of Merger April 4, 2011 (the “Legacy Epicor Merger Agreement”) with Element Merger Sub, Inc., the Issuer and Epicor Software Corporation.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from the redemption date to May 1, 2015; provided, however, that if the period from the redemption date to May 1, 2015 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company in the manner provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2)	such designation and the Investment of the Company in such Subsidiary complies with “—Certain Covenants—Limitation on Restricted Payments.”

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (1) no Default or Event of Default would result therefrom and (2) the Company or the relevant Restricted Subsidiary would be able to Incur such Indebtedness pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness,” on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation or an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the Company thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2)	the sum of all such payments.

“Wholly Owned Domestic Subsidiary” means a Domestic Subsidiary of the Company, all of the Capital Stock of which is owned by the Company or a Guarantor.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than the Company or another Wholly Owned Subsidiary) is owned by the Company or another Wholly Owned Subsidiary.

BOOK ENTRY, DELIVERY AND FORM

The exchange notes will be represented by permanent global notes in definitive, fully registered book-entry form (each, a “global security”) which will be registered in the name of a nominee of The Depository Trust Company, or DTC, and deposited on behalf of purchasers of the exchange notes represented thereby with the trustee as custodian for DTC for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at DTC.

You may hold your beneficial interests in a global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC (called “participants”).

Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of, premium (if any) and interest on the exchange notes represented by a global security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. We expect that upon receipt of any payment of principal of or interest on any global security, DTC will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security as shown on the records of DTC. We expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants or indirect participants.

Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a global security for any exchange notes or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in a global security owning through such participants.

A global security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

Any global security that is exchangeable for certificated notes pursuant to one of the provisions set forth above will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such global security may direct. Subject to the foregoing, a global security is not exchangeable, except for a global security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a global security becomes exchangeable for certificated notes:

•	certificated notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess of $2,000,

•

payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at our office or agency maintained for such purposes, and

•

no service charge will be made for any registration of transfer or exchange of the certificated notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a global security, or any nominee, is the registered owner of such global security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. Except as set forth above, owners of beneficial interests in a global security will not be entitled to have the notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such global security for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is:

•	a limited-purpose trust company organized under the laws of the State of New York,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OFFER; REGISTRATION RIGHTS

We, the guarantors and the initial purchasers entered into a registration rights agreement in connection with the private placement of the original notes. Under this registration rights agreement, we agreed to consummate the exchange offer in this prospectus. For details regarding the exchange offer, see “The Exchange Offer.” If applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer or the exchange offer is not consummated by the date that is 365 days following the issuance of the original notes (the “Exchange Date”), we will, subject to certain conditions, at our own cost:

•	file a shelf registration statement covering resales of the notes within 30 days after the Exchange Date;

•	use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•

use our commercially reasonable efforts to keep the shelf registration statement effective for a period of two years from the effective date of the shelf registration statement or such shorter period that will terminate when all notes registered thereunder are disposed of in accordance therewith.

In the event that the exchange offer has not been consummated and a shelf registration statement covering resales of the notes has not been filed or the shelf registration statement has not been declared effective by the SEC (each, a “notes registration default”), then additional interest will accrue on the aggregate principal amount of notes from and including the date on which any such notes registration default has occurred to but excluding the date on which all notes registration defaults have been cured. Additional interest will accrue at a rate of 0.25% for the first 90 day period after such date and thereafter it will be increased by an additional 0.25% for each subsequent 90 day period that elapses provided that the aggregate increase in such annual interest rate may in no event exceed 1.0% per annum.

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all notes validly surrendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer shall bear interest at 8 5/8% per annum and be subject to all the terms and conditions specified in the indenture, including transfer restrictions.

A copy of the registration rights agreement has been filed as an exhibit to this registration statement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section is a discussion of certain U.S. federal income tax considerations relating to the exchange offer. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal tax authorities as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the exchange offer. This summary generally applies only to beneficial owners of the notes that hold the notes as “capital assets” (generally, for investment), and does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to address all categories of investors, some of which may be subject to special rules (such as partnerships or other pass-through entities (or investors in such entities), dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, former citizens or residents of the United States, persons holding notes as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code. Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable non-U.S., state or local laws.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS, NON-U.S., STATE AND LOCAL TAX LAWS, AND TAX TREATIES.

As used herein, the term “U.S. holder” means a beneficial owner of the notes that, for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (x) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of the notes that is an individual, corporation, estate or trust and is not a U.S. holder. If any entity or arrangement (domestic or foreign) that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of the exchange offer, and of purchasing, owning and disposing of the exchange notes.

The exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, a holder should have the same tax basis and holding period in the exchange notes as the holder had in the original notes immediately before the exchange.

CERTAIN ERISA CONSIDERATIONS

General

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (“ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the plan.

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of an ERISA Plan or of a plan, such as an individual retirement account, that is not subject to ERISA but is subject to Section 4975 of the Code (together with ERISA Plans, “Plans”). Such a transaction could be prohibited if the transaction involves certain parties related to the Plan (referred to as “parties in interest” or “disqualified persons”) or if the Plan fiduciary causing the use of plan assets in the transaction has a prohibited conflict of interest related to the transaction. A party in interest or disqualified person that engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code, and a fiduciary that causes a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase the notes or exchange notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or Section 4975 of the Code.

Non-U.S. plans, governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and or Section 4975 of the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing the notes or exchange notes to determine the need for and the availability of, if necessary, any exemptive relief under any Similar Law.

Prohibited Transaction Exemptions

Any Plan fiduciary that proposes to purchase and hold any notes or exchange notes with the assets of such Plan should consider, among other things, whether such purchase and holding may constitute or result in a direct or indirect prohibited transaction with a party in interest or disqualified person with respect to such Plan and, if so, whether exemptive relief may be available for the transaction. Such parties in interest or disqualified persons could include, without limitation, the Company, the Initial Purchasers, the guarantors or any of their respective affiliates.

The U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes or exchange notes. These exemptions include, without limitation, PTCE 84-14 (relating to transactions effected by an independent “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) or PTCE 96-23 (relating to transactions directed by an in-house asset manager). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide a statutory exemption for certain transactions involving certain non-fiduciary service providers or their affiliates. One of these exemptions could provide an exemption for the purchase and holding of the notes or exchange notes from the prohibited transaction provisions of ERISA and Section 4975 of the Code if its conditions are satisfied. However, there can be no assurance that all of the conditions of any of these exemptions or of any other exemption will be available with respect to any particular transaction involving the notes or exchange notes.

Representation

By acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes or the exchange notes constitutes assets of any Plan or other plan subject to Similar Law or (ii) the acquisition, holding, and disposition of the notes or exchange notes by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after consummation of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 12, 2012, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to this exchange offer, excluding underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, related to the sale or disposition of notes by a holder, and will indemnify the holders of the original notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act in connection with the exchange offer.

Each broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading, which notice we agree to deliver promptly to such broker-dealer, such broker-dealer will suspend use of the prospectus until we have notified such broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

Certain legal matters relating to the validity of the notes offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements of Legacy Epicor Software Corporation as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in this prospectus, have been audited by McGladrey & Pullen, LLP, independent registered public accountants, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Epicor Software Corporation as of September 30, 2011 and the Predecessor as of September 30, 2010, and for the period from Inception to September 30, 2011 of Epicor Software Corporation and the period from October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009 of the Predecessor, included in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered for exchange hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors or the exchange notes, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result of the offering of the exchange notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the Securities and Exchange Commission at prescribed rates. You can call the Securities and Exchange Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the Securities and Exchange Commission’s home page on the Internet (http://www.sec.gov).

Under the terms of the indenture relating to the exchange notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the Securities and Exchange Commission, for so long as any of the exchange notes remain outstanding, we will furnish to the trustee and holders of the exchange notes the information specified therein in the manner specified therein. See “Description of Notes.”

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Epicor Software Corporation Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of September 30, 2011 (1) and September 30, 2010 (2)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the periods from Inception to September 30, 2011 (1) and October 1, 2010 to May 15, 2011 (2) and for the years ended September 30, 2010 and 2009 (2)

F-4

Consolidated Statements of Stockholder’s Equity for the periods from Inception to September 30, 2011 (1) and October 1, 2010 to May 15, 2011 (2) and for the years ended September 30, 2010 and 2009 (2)	F-5

Consolidated Statements of Cash Flows for the periods from Inception to September 30, 2011 (1) and October 1, 2010 to May 15, 2011 (2) and for the years ended September 30, 2010 and 2009 (2)	F-6

Notes to Consolidated Financial Statements	F-7

Legacy Epicor Software Corporation Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-56

Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009	F-57

Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008	F-58

Consolidated Statements of Stockholder’s Equity and Comprehensive Loss for the years ended December 31, 2010, 2009 and 2008	F-59

Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009	F-60

Notes to Consolidated Financial Statements	F-61

Legacy Epicor March 31, 2011 Financial Statements (unaudited)	F-97

(1)	Successor
(2)	Predecessor

Epicor Software Corporation Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors

Epicor Software Corporation

We have audited the accompanying consolidated balance sheets of Epicor Software Corporation (the Company and Successor) as of September 30, 2011 and of Activant Solutions Inc. (Predecessor) as of September 30, 2010, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for period from Inception to September 30, 2011 (Successor), for the period from October 1, 2010 to May 15, 2011 (Predecessor) and for the years ended September 30, 2010 and 2009 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Epicor Software Corporation at September 30, 2011 and of Activant Solutions Inc. (Predecessor) as of September 30, 2010, and the consolidated results of its operations and its cash flows for the period from Inception to September 30, 2011 (Successor), for the period from October 1, 2010 to May 15, 2011 (Predecessor) and for the years ended September 30, 2010 and 2009 (Predecessor) in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

San Francisco, California

January 10, 2012

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements

EPICOR SOFTWARE CORPORATION

CONSOLIDATED BALANCE SHEETS

		Predecessor
(in thousands, except share data)	September 30, 2011	September 30, 2010
ASSETS:
Current assets:
Cash and cash equivalents	$44,796	$74,290
Trade accounts receivable, net of allowance for doubtful accounts of $6,042 at September 30, 2011 and $3,958 at September 30, 2010	123,990	36,200
Inventories	4,440	4,447
Deferred income taxes	29,728	3,961
Income taxes receivable	9,618	1,441
Prepaid expenses and other current assets	32,499	5,018

Total current assets	245,071	125,357
Property and equipment, net	55,154	6,049
Intangible assets, net	902,976	167,358
Goodwill	1,186,331	541,454
Deferred financing costs	37,649	6,671
Other assets	41,150	5,017

Total assets	$2,468,331	$851,906

LIABILITIES AND STOCKHOLDER’S EQUITY:
Current liabilities:
Accounts payable	$25,214	$15,870
Payroll related accruals	24,797	17,229
Deferred revenue	115,909	29,196
Current portion of long-term debt	8,700	2,566
Accrued interest payable	15,042	8,039
Accrued expenses and other current liabilities	46,742	16,234

Total current liabilities	236,404	89,134
Long-term debt, net of unamortized discount of $8,581 at September 30, 2011	1,315,559	496,829
Deferred income tax liabilities	286,498	51,136
Other liabilities	42,154	17,945

Total liabilities	1,880,615	655,044

Commitments and contingencies (Note 12)

Common Stock: No par value, 1,000 shares authorized, 100 shares issued and outstanding at September 30, 2011. Predecessor par value $0.01, authorized 1,000 shares, 100 shares issued and outstanding at September 30, 2010	647,000	—
Additional paid-in capital	—	261,337
Accumulated deficit	(55,968)	(56,119)
Accumulated other comprehensive loss:	(3,316)	(8,356)

Total stockholder’s equity	587,716	196,862

Total liabilities and stockholder’s equity	$2,468,331	$851,906

The accompanying notes are an integral part of these Consolidated Financial Statements.

EPICOR SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		Predecessor
			Years Ended September 30,
(in thousands)	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
Revenues:
Systems:
License	$59,036	$28,192	$44,390	$43,264
Professional services	66,309	22,871	36,285	38,785
Hardware	22,565	19,555	40,422	34,273
Other	2,256	3,131	5,327	6,166

Total systems	150,166	73,749	126,424	122,488
Services	154,589	153,581	242,798	245,250

Total revenues	304,755	227,330	369,222	367,738

Operating expenses:
Cost of systems revenues (Note 14) (1)	81,272	39,922	67,986	68,934
Cost of services revenues (1)	52,240	47,866	77,143	81,603
Sales and marketing	53,657	36,200	56,390	54,580
Product development	31,417	19,659	30,917	31,367
General and administrative	27,611	21,519	28,116	26,227
Depreciation and amortization	50,716	25,322	39,611	38,613
Impairment to goodwill	—	—	—	107,000
Acquisition-related costs	42,581	16,846	2,862	378
Restructuring costs	11,049	27	2,981	4,342

Total operating expenses	350,543	207,361	306,006	413,044

Operating income (loss)	(45,788)	19,969	63,216	(45,306)
Interest expense	(36,643)	(33,069)	(30,427)	(40,400)
Gain on retirement of debt	—	—	—	18,958
Other income (expense), net	(257)	223	(101)	(992)

Income (loss) from continuing operations before income taxes	(82,688)	(12,877)	32,688	(67,740)
Income tax expense (benefit)	(26,720)	(4,488)	13,948	20,120

Income (loss) from continuing operations	(55,968)	(8,389)	18,740	(87,860)
Loss from discontinued operations, net of income taxes (Note 16)	—	—	(357)	(4,175)
Gain from sale of discontinued operations, net of income taxes (Note 16)	—	—	6,178	—

Net income (loss)	$(55,968)	$(8,389)	$24,561	$(92,035)

Comprehensive income (loss):
Net income (loss)	$(55,968)	$(8,389)	$24,561	$(92,035)
Unrealized gain (loss) on cash flow hedges, net of taxes	(1,173)	3,314	3,167	(3,008)
Early termination of cash flow hedges, net of taxes	—	2,112	—	—
Net unrealized loss on pension plan liabilities	(235)
Foreign currency translation adjustment	(1,908)	1,819	(1,163)	(1,165)

Comprehensive income (loss)	$(59,284)	$(1,144)	$26,565	$(96,208)

(1)	Exclusive of amortization of intangible assets and depreciation of property and equipment, which is shown separately below

The accompanying notes are an integral part of these Consolidated Financial Statements

EPICOR SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Predecessor
	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Other Accumulated Comprehensive Loss	Total Stockholder’s Equity
(in thousands, except share data)	Shares	Amount
Balance, September 30, 2008	10	$—	$254,148	$11,355	$(6,187)	$259,316
Foreign currency translation adjustments, net of taxes	—	—	—	—	(1,165)	(1,165)
Exercise of options	—	—	196	—	—	196
Repurchases of Activant Group common stock	—	—	(385)	—	—	(385)
Stock-based compensation	—	—	3,611	—	—	3,611
Unrealized loss on cash flow hedges, net of taxes	—	—	—	—	(3,008)	(3,008)
Net loss	—	—	—	(92,035)	—	(92,035)

Balance, September 30, 2009	10	—	257,570	(80,680)	(10,360)	166,530
Foreign currency translation adjustments, net of taxes	—	—	—	—	(1,163)	(1,163)
Stock-based compensation	—	—	3,767	—	—	3,767
Unrealized gain on cash flow hedges, net of taxes	—	—	—	—	3,167	3,167
Net income	—	—	—	24,561	—	24,561

Balance, September 30, 2010	10	$—	$261,337	$(56,119)	$(8,356)	$196,862
Foreign currency translation adjustments, net of taxes	—	—	—	—	1,819	1,819
Stock-based compensation	—	—	5,713	—	—	5,713
Excess tax benefit – share based compensation	—	—	509	—	—	509
Unrealized gain on cash flow hedges, net of taxes	—	—	—	—	3,314	3,314
Early termination of cash flow hedges, net of tax	—	—	—	—	2,112	2,112
Net income	—	—	—	(8,389)	—	(8,389)

Balance, May 15, 2011	10	$—	$267,559	$(64,508)	$(1,111)	$201,940

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Other Accumulated Comprehensive Loss	Total Stockholder’s Equity
(in thousands, except share data)	Shares	Amount
Balance, Inception	—	$—	$—	$—	$—	$—
Equity Contribution	100	647,000	—	—	—	647,000
Foreign currency translation adjustments	—	—	—	—	(1,908)	(1,908)
Unrealized loss on cash flow hedges, net of taxes	—	—	—	—	(1,173)	(1,173)
Net unrealized loss on pension plan liabilities, net of taxes	—	—	—	—	(235)	(235)
Net loss	—	—	—	(55,968)	—	(55,968)

Balance, September 30, 2011	100	$647,000	$—	$(55,968)	(3,316)	$587,716

The accompanying notes are an integral part of these Consolidated Financial Statements.

EPICOR SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Predecessor
			Year Ended September 30,
(in thousands)	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
Operating activities:
Income (loss) from continuing operations	$(55,968)	$(8,389)	$18,740	(87,860)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Impairment to goodwill	—	—	—	107,000
Gain on retirement of debt	—	—	—	(18,958)
Stock-based compensation expense	—	5,713	3,750	3,569
Depreciation and amortization	50,716	25,322	39,611	38,613
Amortization of deferred financing costs and original issue discount	2,575	9,265	2,232	2,370
Provision for doubtful accounts	4,162	1,748	2,151	1,525
Deferred income taxes	(30,563)	2,191	(5,582)	7,365
Changes in assets and liabilities:
Trade accounts receivable	(5,666)	(2,132)	(4,155)	7,434
Inventories	433	2,279	538	325
Prepaid expenses and other assets	25,147	(16,487)	(2,816)	(379)
Accounts payable	4,309	(7,241)	2,101	(1,201)
Deferred revenue	13,009	9,577	4,098	192
Accrued expenses and other	(12,052)	5,514	(2,213)	1,364

Net cash provided by (used in) operating activities—continuing operations	(3,898)	27,360	58,455	61,359
Net cash provided by (used in) operating activities—discontinued operations	—	—	(490)	3,388

Net cash provided by (used in) operating activities	(3,898)	27,360	57,965	64,747

Investing activities:
Acquisition of Activant Solutions Inc., net of cash received	(886,138)	—	—	—
Acquisition of Legacy Epicor Software Corporation, net of cash received	(716,718)	—	—	—
Purchases of property and equipment	(7,429)	(3,879)	(5,148)	(2,396)
Capitalized computer software and database costs	(4,271)	(6,750)	(11,068)	(9,024)

Net cash used in investing activities—continuing operations	(1,614,556)	(10,629)	(16,216)	(11,420)
Net cash provided by (used in) investing activities—discontinued operations	—	—	11,468	(2)

Net cash used in investing activities	(1,614,556)	(10,629)	(4,748)	(11,422)

Financing activities:
Equity investment from funds advised by Apax	647,000	—	—	—
Repurchases of Activant Group common stock	—	—	—	(385)
Repurchases of debt	—	—	—	(39,840)
Proceeds from senior secured credit and revolving facilities, net of discount	887,925	—	—	—
Proceeds from senior notes	465,000	—	—	—
Payment of deferred financing fees	(39,730)	(2,594)	—	—
Payments on long-term debt	(294,271)	(2,566)	(23,500)	(33,512)
Exercise of options	—	—	—	196
Excess tax benefits for stock-based compensation	—	509	—	—

Net cash provided by (used in) financing activities	1,665,924	(4,651)	(23,500)	(73,541)

Effect of exchange rate changes on cash	(2,674)	—	—	—

Net cash from continuing operations	44,796	12,080	18,739	(23,602)
Net cash from discontinued operations	—	—	10,978	3,386

Net change in cash and cash equivalents	44,796	12,080	29,717	(20,216)
Cash and cash equivalents, beginning of period	—	74,290	44,573	64,789

Cash and cash equivalents, end of period	$44,796	$86,370	$74,290	$44,573

Supplemental disclosures of cash flow information:
Cash payments for interest	$18,457	$26,423	$28,662	$43,766
Cash payments (refunds) for income taxes, net	$(8,761)	$13,256	$26,813	$7,689

The accompanying notes are an integral part of Consolidated Financial Statements.

EPICOR SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On March 25, 2011 (“Inception”), Eagle Parent, Inc. (“Eagle”) was formed under Delaware law at the direction of Apax solely for the purpose of acquiring Activant Group Inc. (“AGI”), the parent company of Activant Solutions Inc., the Predecessor for reporting purposes, (the “Predecessor” or “Activant”), and Epicor Software Corporation (“Legacy Epicor”). On April 4, 2011, Eagle entered into an Agreement and Plan of Merger with AGI, Activant and certain other parties pursuant to which Eagle agreed to acquire AGI and Activant. Also on April 4, 2011, Eagle entered into an Agreement and Plan of Merger with Legacy Epicor and certain other parties, pursuant to which Eagle agreed to acquire Legacy Epicor. On May 16, 2011, Eagle consummated the acquisitions of AGI, Activant and Legacy Epicor, following which, Legacy Epicor, AGI and Activant became wholly-owned subsidiaries of Eagle. These acquisitions and the related transactions are referred to collectively as the “acquisition” or “acquisitions.” Prior to May 16, 2011, Eagle did not engage in any business except for activities related to its formation, the acquisitions and arranging the related financing. Prior to the acquisitions, there were no related party relationships between Eagle and AGI, Activant, or Legacy Epicor.

Activant was determined to be the Predecessor for financial reporting purposes due to its relative size to Legacy Epicor. Further, all Named Executive Officers as well as a majority of the other executive officers of the Company were employees of Activant.

Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into Eagle under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and Eagle survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, Eagle changed its name to Epicor Software Corporation. Since Activant and Legacy Epicor were both subsidiaries of Eagle, the Reorganization represented a change in legal entities under common control which had no impact on the consolidated financial statements of the Company.

Unless explicitly stated otherwise, references in this report to “we,” “our,” “us” and the “Company” refer to Epicor Software Corporation and its consolidated subsidiaries. Funds advised by Apax Partners, L.P. and Apax Partners, LLC (together, “Apax”) and certain of our employees indirectly own all of the shares of Epicor Software Corporation.

Description of Business

We are a leading global provider of enterprise application software and services focused on small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises. We provide industry-specific solutions to the manufacturing, distribution, retail, services and hospitality sectors. We specialize in and target two application software segments: ERP and Retail, which we also consider our segments for reporting purposes. These segments are determined in accordance with how our management views and evaluates our business and based on the criteria as outlined in authoritative accounting guidance regarding reporting segments. The Predecessor also had two reporting segments Wholesale Distribution Group, which is now included in our ERP segment, and Retail Distribution Group, which is now included in our Retail segment.

Basis of Financial Statements

The accompanying financial statements include our accounts and the accounts of our wholly-owned subsidiaries as well as the Predecessor’s accounts and the accounts of its wholly-owned subsidiaries. The consolidated balance sheet as of September 30, 2011 and the consolidated statements of operations and comprehensive income (loss) and cash flows for the period from Inception to September 30, 2011 represent our financial position, results of operations and cash flows as of and for the periods then ended. The consolidated balance sheet as of September 30, 2010 and the consolidated statements of operations and comprehensive income

(loss) and cash flows for the period from October 1, 2010 to May 15, 2011 and the fiscal years ended September 30, 2010 and 2009 represent the Predecessor’s financial position, results of operations and cash flows as of and for the periods then ended.

Certain reclassifications have been made to the prior period Predecessor presentation to conform to the current period presentation.

As further discussed in Note 16, in April 2010, the Predecessor sold its productivity tools business. Accordingly, the Predecessor separately classified the results of operations, assets and liabilities, and cash flows of the discontinued operations in the accompanying consolidated financial statements for all the periods presented. Unless otherwise noted, the accompanying Predecessor disclosures pertain to the Predecessor’s continuing operations.

Use of Estimates

Our and the Predecessor’s accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) as set forth in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”). GAAP requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected.

Business Combinations

We accounted for the acquisitions using the acquisition method of accounting based on ASC 805—Business Combinations, which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their full fair value as of the date control is obtained. The fair value of assets acquired and liabilities assumed has been determined based upon our estimates of the fair values of assets acquired and liabilities assumed in the acquisitions. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. While we used our best estimates and assumptions to measure the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, not to exceed one year from the date of acquisition, any changes in the estimated fair values of the net assets recorded for the acquisitions will result in an adjustment to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations. As of September 30, 2011, the measurement period for the acquisitions is finalized with the exception of the valuation of certain acquired investments and our estimated income tax assets acquired and income tax liabilities assumed as we continue to assess the tax impact of the acquisitions in the various jurisdiction to which we report. We have determined that goodwill arising from these acquisitions will not be deductible for tax purposes.

Costs to exit or restructure certain activities of the acquired companies or our internal operations are accounted for as one-time termination and exit costs pursuant to ASC 420 and are accounted for separately from the business combination. A liability for a cost associated with an exit or disposal activity is recognized and measured at its estimated fair value in our consolidated statement of operations in the period in which the liability is incurred. When estimating the fair value of facility restructuring activities, assumptions are applied regarding estimated sub-lease payments to be received, which can differ materially from actual results. This may require us to revise our initial estimates which may materially affect our consolidated results of operations and financial position in the period the revision is made.

Revenue Recognition

Our primary sources of revenue are comprised of: licenses, which include the sale or license of software; professional services, which include revenue generated from installation and configuration of our software as well as training and education services; hardware, which consist primarily of computer server and storage product offerings and installation; other, which consists primarily of the sale of business products to our customers; and services, which includes maintenance services and content and supply chain services.

Revenue Recognition of Software Products and Software Related Services

Our revenue recognition for software elements is based on ASC 985-605—Software-Revenue Recognition. Revenue for sales of software licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

For multiple-element software arrangements (software and software related services), we use the residual method of revenue recognition. Under the residual method, consideration is allocated to undelivered elements based upon vendor specific objective evidence (VSOE) of the fair value of those elements, with the residual of the arrangement fee allocated to the software components. We have established VSOE of fair value for each undelivered software element of the sale through independent transactions not sold in connection with a software license. VSOE of fair value of the maintenance services is determined by reference to the price our customers are required to pay for the services when sold-separately. For professional services, VSOE of fair value is based on the hourly or daily rate at which these services were sold without any other product or service offerings.

License Revenues: Amounts allocated to software license revenues that do not require significant customization are recognized at the time of delivery of the software when VSOE of fair value for all undelivered elements exists and all the other revenue recognition criteria have been met. If VSOE of fair value does not exist for all undelivered elements, license revenue is deferred and recognized when delivery or performance of the undelivered element(s) has occurred or when VSOE is established for the undelivered element(s). If maintenance or consulting is the only remaining element for which VSOE of fair value does not exist, then the related license revenue is recognized over the performance period of the service.

Professional Service Revenues: Professional services are sold on a fixed fee and time-and-materials basis. Consulting engagements can last anywhere from one day to several months and are based strictly on the customer’s requirements and complexities. Our software, as delivered, can typically be used by the customer. Our professional services are generally not essential to the functionality of the software, as delivered, and do not result in any material changes to the underlying software code.

For services performed on a time-and-materials basis, revenue is recognized when the services are performed. On occasion, we enter into fixed or “not to exceed” fee arrangements. In these types of arrangements, revenue is recognized as services are proportionally performed as measured by hours incurred to date, as compared to total estimated hours to be incurred to complete the work. If, in the services element of the arrangement we perform significant production, modification or customization of our software, we account for the entire arrangement, inclusive of the software license revenue, using contract accounting as the software and services do not meet the criteria for separation. Revenue from training engagements is generally recognized as the services are performed.

Maintenance Revenues: Maintenance revenues consist primarily of fees for providing unspecified software upgrades on a when-and-if-available basis and technical support over a specified term. Maintenance revenues are typically paid in advance and are recognized on a straight-line basis over the term of the contract.

Revenue Recognition for Hardware and Other Products and Services (Non-software Elements)

Our revenue recognition for non-software elements is based on ASC 605—Revenue Recognition. Revenue for sales of hardware products and other products and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

Revenue Recognition for Multiple Element Arrangements with Software and Non-software Elements

For multi-element arrangements that include non-software elements and software essential to the hardware’s functionality, we allocate revenue to all deliverables based on their relative selling prices. In order to allocate revenue based on each deliverables relative selling price, we have established the best estimated selling price for each item using a hierarchy of VSOE, third-party evidence (TPE), and estimated selling price (ESP). VSOE generally only exists when we sell the deliverable separately and is the price actually charged for that deliverable. TPE of selling price represents the price charged by other vendors of largely interchangeable products in standalone sales to similar customers. ESPs reflect our best estimate of what the selling prices would be if they were sold regularly on a stand-alone basis. We determine ESP for a product or service by considering multiple factors, including, but not limited to, transaction size, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices.

For multi-element arrangements that include non-software elements and software not essential to the hardware’s functionality, we first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. Then we further allocate the consideration within the software group to the respective elements within that group following the residual method. After the arrangement consideration has been allocated to the elements, we account for each respective element in the arrangement as described above.

Cash and Cash Equivalents

Our cash and cash equivalents consist primarily of cash in various banks throughout the world. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

We record allowances for doubtful accounts receivable based upon expected collectability. The reserve is generally established based upon an analysis of our aged receivables. Additionally, if necessary, a specific reserve for individual accounts is recorded when we become aware of a customer’s inability to meet its financial obligations, such as in the case of a bankruptcy filing or deterioration in the customer’s operating results or financial position. We also regularly review the allowance by considering factors such as historical collections experience, credit quality, age of the accounts receivable balance, and current economic conditions that may affect a customer’s ability to pay. If actual bad debts differ from the reserves calculated, we record an adjustment to bad debt expense in the period in which the difference occurs.

Activity in our allowance for doubtful accounts was as follows (in thousands):

Balance at Inception	$—
Additions charged to costs and expenses	4,162
Deductions and other adjustments	1,880

Balance at September 30, 2011	$6,042

The balance at Inception is zero due to the fair value adjustment recorded as part of the acquisition.

Activity in the Predecessor’s allowance for doubtful accounts was as follows (in thousands):

Balance at September 30, 2008	$5,204
Additions charged to costs and expenses	1,525
Deductions and other adjustments	(2,283)

Balance at September 30, 2009	4,446
Additions charged to costs and expenses	2,151
Deductions	(2,639)

Balance at September 30, 2010	3,958
Additions charged to costs and expenses	1,748
Deductions and other adjustments	(1,809)

Balance at May 15, 2011	$3,897

Inventories

Inventories primarily consist of purchased parts and finished goods. Inventories are valued at the lower of cost or market with cost computed on a first in, first out (FIFO) basis. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. We record write downs for excess and obsolete inventory equal to the difference between the cost of inventory and market based upon assumptions about future product life-cycles, product demand, changing technology, and market conditions. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In fiscal year 2010, the Predecessor recorded a $2.1 million adjustment to lower the cost basis of inventory resulting from a review of on-hand quantities.

Prepaid Expenses and Other Current Assets

The following table presents a detail of Prepaid Expenses and Other Current Assets as of September 30, 2011 and September 30, 2010 (Predecessor).

Item	September 30, 2011	September 30, 2010 (Predecessor)
Prepaid expenses	$21,664	$3,983
Other receivables	9,098	—
Deferred costs	1,547	788
Other	190	247

Total	$32,499	$5,018

Property and Equipment

Land, buildings, leasehold improvements, furniture, fixtures and equipment are stated at cost. Buildings are depreciated using the straight-line method over thirty-two years. Leasehold improvements are amortized using the straight-line method over the life of the lease or the estimated useful life, whichever is shorter. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (two to ten years).

Software and Database Development Costs

In accordance with relevant authoritative accounting principles, costs incurred internally in creating computer software products are expensed until technological feasibility has been established which is typically evidenced by a working model. Thereafter and until general release, applicable software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Costs incurred related to the development of databases are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized using the greater of the amount computed using (a) the ratio that current gross revenues to the total anticipated future gross revenues or (b) the straight-line method over the estimated economic life of the product. Currently, we amortize our software and database development costs using the straight-line method over a period which ranges from three to nine years. We are required to use our professional judgment in determining whether software development costs meet the criteria for immediate expense or capitalization using the criteria described above and evaluate software and database development costs for impairment at each balance sheet date by comparing the unamortized capitalized costs to the net realizable value. The net realizable value is based on the estimated future gross revenue from that product reduced by the estimated future costs of completing, maintaining and disposing of the product. We capitalized approximately $4.3 million of software and database development costs and incurred related amortization expense of approximately $0.2 million for the period of Inception to September 30, 2011, which has been recorded in depreciation and amortization in our consolidated statement of operations. We had no write-offs of software or database development costs for the period from Inception to September 30, 2011.

The Predecessor capitalized approximately $6.8 million, $11.1 million and $9.0 million of software and database development costs, and recorded related amortization expense of approximately $5.8 million, $7.4 million and $5.3 million for the period from October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009, respectively. The Predecessor had no write-offs of software or database development costs for the period of October 1, 2010 to May 15, 2011 or the years ended September 30, 2010 and 2009.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill is tested for impairment on an annual basis in the fourth fiscal quarter of each year, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. See Note 4 for additional information regarding goodwill.

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line method over their estimated period of benefit, which generally ranges from one to ten years. Each period we evaluate the estimated remaining useful life of intangible assets and assess whether events or changes in circumstances warrant a revision to the remaining period of amortization or indicate that impairment exists. No impairments of finite-lived intangible assets have been identified during any of the periods presented. See Note 5 for additional information regarding intangible assets.

Long-Lived Assets

We periodically review the carrying amounts of property and equipment and other long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts by considering, among other things, the future cash inflows expected to result from the use of the asset and its eventual disposition, less the estimated future cash outflows necessary to obtain those inflows. At this time, we have not identified any indicators of impairment; thus, no impairment loss has been recognized.

Deferred Financing Costs and Original Issue Discounts

Financing costs are deferred and amortized to interest expense using a method which approximates the effective interest method. Our deferred financing costs were $37.6 million at September 30, 2011 and the Predecessor’s were $6.7 million at September 30, 2010. At the time of any repurchases or retirements of related debt, a proportionate amount of net deferred financing costs are written off and included in the calculation of gain/(loss) on retirement in the consolidated statement of operations. We recognized amortization of deferred financing costs totaling $2.1 million during the period from Inception to September 30, 2011 which has been recorded in interest expense in the consolidated statement of operations.

The Predecessor recognized amortization of deferred financing costs totaling $9.3 million, $2.2 million and $2.4 million for the period from October 1, 2010 to May 15, 2011, and the years ended September 30, 2010 and 2009, respectively. During the period from October 1, 2010 to May 15, 2011 the Predecessor incurred deferred financing fees of $2.6 million in conjunction with the amendment of the Predecessor’s senior secured credit agreement, recorded scheduled amortization of $1.5 million and wrote off $7.8 million upon consummation of the acquisition and the resulting repayment of the Predecessor’s remaining principal under its senior secured credit agreement and senior subordinated notes. The Predecessor did not have any debt repurchases during the year ended September 30, 2010 and therefore did not write-off any deferred financing costs. However, during the year ended September 30, 2009, the Predecessor repurchased approximately $60.7 million in face value of its senior subordinated notes in open market transactions and wrote off related deferred financing costs of $1.9 million. See Note 6 for additional information regarding the Predecessor’s amended senior secured credit facilities and the related deferred financing costs.

Borrowings are recorded net of applicable discounts which are amortized to interest expense in the consolidated statement of operations using a method which approximates the effective interest method. Unamortized discounts were $8.6 million at September 30, 2011. We recognized amortization of original issue discounts on our senior secured credit facility totaling $0.5 million during the period from Inception to September 30, 2011.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following as of September 30 (in thousands):

		Predecessor
	2011	2010
Restructuring	$5,828	$1,384
Professional fees	3,504	—
Sales tax	6,932	1,149
Accrued royalties	2,118	—
Corporate taxes payable	3,506	6,108
Customer deposits	2,560	2,404
Other current liabilities	22,294	5,189

Total	$46,742	$16,234

Advertising Costs

We and the Predecessor expense all advertising costs as incurred, and the amounts were not material for any of the periods presented.

Income Taxes

We account for income taxes in accordance with relevant authoritative accounting principles. Deferred income taxes are provided for all temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period such changes are enacted. A valuation allowance is established against deferred tax assets if the future realization of these assets is not likely based on the weight of the available evidence. Income taxes are provided on the undistributed earnings of foreign subsidiaries that are not considered to be permanently reinvested.

We recognize and measure benefits for uncertain tax positions which requires significant judgment from management. We evaluate our uncertain tax positions on a quarterly basis and base these evaluations upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.

Fair Value of Financial Instruments

We apply the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis, and non-financial assets and liabilities such as goodwill, intangible assets and property and equipment that are measured at fair value on a non-recurring basis.

Derivative Instruments

We use derivative instruments which qualify for hedge accounting, primarily swaps, to mitigate certain interest rate cash flow risks. We also use other derivative instruments that do not qualify for hedge accounting, such as interest rate caps, to mitigate certain interest rate cash flow risks, and forward contracts to hedge foreign currency fair value risks. We do not use derivatives for trading purposes.

We recognize all derivatives as either assets or liabilities in our consolidated balance sheets and measure those instruments at fair value. In addition, gains and losses from measurement of fair value of our interest rate derivatives that do not qualify for hedge accounting treatment are recorded in “interest” in our consolidated statements of operations and comprehensive income (loss). Hedge ineffectiveness on our interest rate derivatives is also recorded in “interest.” Gains and losses from forward contracts to hedge foreign currency fair value risks are recorded in “other income (expense), net.

As a result of the acquisition and early termination of the Predecessor’s swap, the Predecessor recorded a realized loss of $3.2 million ($2.1 million net of taxes) during the period from October 1, 2010 to May 15, 2011. See Note 7 for additional discussion.

Foreign Currency

The functional currency of our foreign entities is generally the respective local country’s currency. Assets and liabilities of such foreign entities are translated into the reporting currency (US$) using the exchange rates on the balance sheet dates. Revenues and expenses are translated into the reporting currency using the average exchange rates prevailing during the period. Translation adjustments are included in accumulated other comprehensive income (loss) within stockholders equity in the consolidated balance sheets. For the period of Inception to September 30, 2011, we recorded translation losses of $1.9 million.

For the period of October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009 the Predecessor recorded (net of taxes) a translation gain of $1.8 million, a loss of $1.2 million and a loss of $1.2 million, respectively, in other comprehensive loss.

Certain entities maintain accounting records in a currency other than the entity’s functional currency, in which case financial information is remeasured to the entity’s functional currency. Foreign currency transaction gains and losses resulting from remeasurement are included in “other income (expense), net” in the consolidated statements of operations and comprehensive income (loss). Additionally, we enter into certain foreign currency transactions whereby changes in exchange rates between an entity’s functional currency and the currency in which a transaction is denominated results in foreign currency transaction gains and losses, which are also included in “other income (expense), net” in the consolidated statements of operations and comprehensive income (loss). For the period from Inception to September 30, 2011, we recorded realized and unrealized transaction losses of $0.5 million.

For the period from October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009, the Predecessor recorded realized and unrealized transaction gains of $0.4 million, a gain of $0.7 million and a loss of $0.4 million, respectively.

We have an on-going program to evaluate our foreign currency risk and to minimize the risks whenever possible through leading and lagging accounts payables and accounts receivables, centralized cash management and other forms of natural hedging. We also use forward contracts to hedge some of our foreign currency transaction exposure. Gains and losses resulting from these transactions are included in “other income (expense), net” in the consolidated statements of operations and comprehensive income (loss).

Stock-Based Compensation

We did not have an approved stock-based compensation plan as of September 30, 2011. Prior to the acquisition, the Predecessor’s directors, executives and other senior management employees were part of Activant’s stock option incentive program governed under their 2006 Stock Incentive Plan, which was also intended to be the primary vehicle for offering long-term incentives and rewarding of their executive officers and other key employees. All stock options that had been granted under the stock incentive plan were “time-based options” that vested and became exercisable over a five-year period. Upon consummation of the acquisitions, all unvested outstanding options immediately vested, under terms defined in the Stock Incentive Plan, and were subject to the option cancellation payment. During the period from October 1, 2010 to May 15, 2011, the Predecessor recognized approximately $5.7 million in compensation expense, including $3.2 million in connection with the acceleration.

Certain Risks and Concentrations

We perform ongoing credit evaluations of our customers and generally do not require collateral from our customers. We and the Predecessor believe no significant concentrations of credit risk exists as of September 30, 2011 and 2010.

No single customer accounted for more than 10% of our or the Predecessor’s total revenues during the periods presented.

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. If the potential loss is considered reasonably possible of occurring, we disclose such matters in the footnotes to the financial statements. See Note 17 for additional information regarding litigation.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 3 below). ASU 2011-04 is effective for us in our second quarter of fiscal 2012 and will be applied prospectively. We are currently evaluating the impact of our pending adoption of ASU 2011-04 on our consolidated financial statements.

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment (ASU 2011-08), to allow entities to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for us in fiscal 2013 and earlier adoption is permitted. We are currently evaluating the impact of our pending adoption of ASU 2011-08 on our consolidated financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations: In December 2010, the FASB issued Accounting Standards Update No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805)—Business Combinations (ASU 2010-29), to improve consistency in how the pro forma disclosures are calculated. Additionally, ASU 2010-29 enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. We have adopted ASU 2010-29 in our consolidated financial statements for the period from Inception to September 30, 2011.

Performing Step 2 of the Goodwill Impairment Test: In December 2010, the FASB issued Accounting Standards Update No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350)—Intangibles—Goodwill and Other (ASU 2010-28). ASU 2010-28 amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. We adopted ASU 2010-28 in our consolidated financial statements for the period from Inception to September 30, 2011. We performed a goodwill impairment test as of July1, 2011, resulting in no impairment to goodwill. Accordingly, adoption of this guidance did not have a material impact on our consolidated financial statements.

Milestone Method of Revenue Recognition: In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605)—Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. We adopted ASU 2010-28 in our consolidated financial statements for the period from Inception to September 30, 2011, and the adoption of this guidance did not have a material impact on our consolidated financial statements.

Disclosure Requirements Related to Fair Value Measurements: In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level 3 fair value measurements. We adopted ASU 2010-06 in our consolidated financial statements for the period from Inception to September 30, 2011, and we included the required disclosures in the fair value measurements footnote in this filing.

Multiple Delivery Revenue Arrangements: In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ARP) that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting provided the deliverables meet certain criteria. Additionally, the ASU provided for elimination of the use of the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. A hierarchy for estimating such selling price is included in the update. In order to allocate revenue based on each deliverable’s relative selling price, we established the best estimated selling price for each item using a hierarchy of vendor specific objective evidence, third party evidence and estimated selling price (“ESP”), We determined ESP for a product or service by considering multiple factors, including, but not limited to, transaction size, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. The Predecessor adopted this guidance on a prospective basis on October 1, 2010. For the period from October 1, 2010 to May 15, 2010, the Predecessor assessed the impact of implementing this guidance and determined it did not have a significant impact on the timing or pattern of revenue recognition. We do not believe it will have a significant impact on the timing or pattern of our future revenue recognition.

Arrangements Containing Software Elements: In October 2009, the FASB also issued an ASU that provides a list of items to consider when determining whether the software and non-software components function together to deliver a product’s essential functionality. The Predecessor adopted this guidance on a prospective basis on October 1, 2010, and therefore applied it to relevant revenue arrangements originating or materially modified on or after that date. For the period from October 1, 2010 to May 15, 2011, the Predecessor assessed the impact of implementing this guidance and determined it did not have a significant impact on the timing or pattern of revenue recognition. We do not believe it will have a significant impact on the timing or pattern of our future revenue recognition.

Amendments to converge fair value measurements guidance: In May 2011, the FASB issued new authoritative guidance to improve the consistency between US GAAP and IFRS for the accounting and disclosure of fair value measurements. This guidance prohibits the use of block discounts in fair value measurements and clarifies the scope of certain fair value measurement concepts. This guidance requires additional disclosures regarding fair value measurements with unobservable inputs, and additional disclosures about transfers between levels of fair value measurements in the fair value hierarchy. This guidance will become effective for us in the second quarter of fiscal 2012. We are currently evaluating the impact of adopting this guidance.

Presentation of other comprehensive income: In June 2011, the FASB issued new authoritative guidance that increases the prominence of items reported in other comprehensive income “OCI” by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance does not affect the underlying accounting for components of OCI, but will change the presentation of our financial statements. We have adopted this guidance retrospectively in the fiscal year ended September 30, 2011.

Subsequent Events

We evaluated subsequent events through January 10, 2012, the date of issuance of these financial statements.

NOTE 2—ACQUISITION AND RELATED TRANSACTIONS

As previously mentioned in Note 1, on May 16, 2011 funds advised by Apax made an equity investment in Eagle Parent, Inc., subsequently named Epicor Software Corporation, which, together with certain debt proceeds, was used to acquire Activant and Legacy Epicor. The acquisitions have been accounted for using the acquisition method of accounting based on Accounting Standards Codification ASC 805 which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their full fair value as of the date control is obtained.

Acquisition—Activant

In conjunction with the acquisition of Activant, we paid net aggregate consideration of $972.5 million for the outstanding AGI equity (including “in-the-money” stock options outstanding immediately prior to the consummation of the acquisition) consisting of $890.0 million in cash plus $84.1 million cash on hand (net of $2.3 million agreed upon adjustment) and a payment of $5.8 million for certain assumed tax benefits minus the amount of a final net working capital adjustment of $7.4 million, as specified in the Activant Agreement and Plan of Merger. As of September 30, 2011, all of the consideration had been paid.

Acquisition—Legacy Epicor

Additionally, we paid $12.50 per share, for a total of approximately 64.2 million shares, to the holders of Legacy Epicor common stock and vested stock options, which represented net aggregate merger consideration of

$802.3 million (including approximately $0.1 million for additional shares purchased at par value to meet the tender offer requirements). As of September 30, 2011, all of the consideration had been paid.

Fair Value of Assets Acquired and Liabilities Assumed

The acquisitions and related transactions were funded by a combination of an equity investment by funds advised by Apax of approximately $647.0 million, $870.0 million senior secured term loan facility, $465.0 million in senior notes, $27.0 million drawn under the senior secured revolving credit facility and acquired cash. We incurred approximately $39.7 million of issuance costs related to our senior secured term loan facility and revolver and senior notes that has been deferred and will be amortized over the life of the relevant debt to which it pertains. The fair value of assets acquired and liabilities assumed has been determined based upon our estimates of the fair values of assets acquired and liabilities assumed in the acquisitions. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. We recorded goodwill because the purchase price exceeded the fair value of net assets acquired, due to synergies expected to be realized from combining the two companies. While we used our best estimates and assumptions to measure the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, not to exceed one year from the date of acquisition, any changes in the estimated fair values of the net assets recorded for the acquisitions will result in an adjustment to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations. As of September 30, 2011, the measurement period for the acquisitions is finalized with the exception of the valuation of certain acquired investments and our estimated income tax assets acquired and income tax liabilities assumed as we continue to assess the tax impact of the acquisitions in the various jurisdiction to which we report. We have determined that goodwill arising from these acquisitions will not be deductible for tax purposes.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Purchase Price:	Activant	Legacy Epicor	Combined
Total purchase price	$972,508	$802,300	$1,774,808

Fair Value of Assets Acquired and Liabilities Assumed
Tangible assets acquired:
Current assets	$153,863	$223,454	$377,317
Property and equipment, net	12,835	39,788	52,623
Other non-current assets	4,853	21,171	26,024

Total tangible assets acquired	171,551	284,413	455,964
Identified intangible assets acquired	442,480	502,070	944,550
Current liabilities assumed	(61,954)	(160,537)	(222,491)
Long-term liabilities assumed	(176,085)	(413,461)	(589,546)

Total assets acquired in excess of liabilities assumed	375,992	212,485	588,477
Goodwill	596,516	589,815	1,186,331

Total purchase price	$972,508	$802,300	$1,774,808

The fair value of intangible assets acquired of approximately $944.6 million was determined in accordance with the authoritative guidance for business combinations using valuation techniques consistent with the income approach to measure fair value. The cash flows used for technology related assets represented relief from royalties to pay for use of the technology, or the residual profits to be generated by the technology. The cash flows from customer relationship assets represented the expected profits to be generated from the customer contracts, incorporating estimated customer retention rates. The discounted cash flow projections utilized discount rates from 8-12% based on stage of completion for each asset. The estimated useful lives were estimated based on the future economic benefit expected to be received from the assets. The components of identifiable intangible assets acquired were as follows:

		Fair Value
	Useful Lives (in Years)	Activant	Legacy Epicor	Combined
Existing technology	4 – 8	$96,500	$105,400	$201,900
In-process technology	7 – 9	3,100	27,000	30,100
Patents and core technology	5 – 7	38,000	79,300	117,300
Composite assets (1)	3 – 7	7,100	11,800	18,900
Customer contracts and relationships	5 – 7	15,900	18,400	34,300
Maintenance agreements and relationships	10	159,900	195,100	355,000
Order backlog	1 – 2	3,700	700	4,400
Content and connectivity	4 – 9	101,200	—	101,200
Trademarks and tradenames	7	16,200	63,800	80,000
Favorable leases	1 – 7	880	570	1,450

Total identifiable intangible assets acquired		$442,480	$502,070	$944,550

(1)	Consists of legacy technologies and customer relationships

Acquisition and other related transaction costs are not included as components of the consideration transferred and have been accounted for as expenses in the period in which they were incurred. Such costs include legal and professional fees, integration costs, investment banker fees, due diligence fees, bond breakage and other debt related fees, accelerated stock compensation, sponsor arrangement fees and other acquisition related costs. For the period of Inception to September 30, 2011, we incurred approximately $42.6 million of expense related to the acquisitions which is recorded in acquisition-related costs in the consolidated statement of operations and comprehensive income (loss).

For the period of October 1, 2010 to May 15, 2011, the Predecessor recorded approximately $15.6 million of expense related to the acquisitions which was recorded in acquisition-related costs in the consolidated statement of operations and comprehensive income (loss). Additionally, in the period of October 1, 2010 to May 15, 2011, the Predecessor recorded $3.2 million of accelerated stock compensation expense which was recorded in the consolidated statement of operations and comprehensive income (loss) as $0.4 million in costs of sales, $1.9 million in sales and marketing expense, and $0.9 million in general and administrative expenses.

Pro forma revenues and net incomes (unaudited)

The following unaudited pro forma condensed combined revenues and net income (loss) has been developed by applying pro forma adjustments to the individual historical revenues and net income (loss) of Legacy Epicor and Activant. The unaudited pro forma condensed combined revenues and net income (loss) is presented below to show how our revenues and net income (loss) might have looked if the acquisitions had occurred on October 1, 2009.

The unaudited pro forma condensed combined revenues and net income (loss) includes unaudited pro forma adjustments that are factually supportable and directly attributable to the acquisitions. In addition, with respect to the unaudited pro forma condensed combined revenues and net income (loss), the unaudited pro forma adjustments are expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined revenues and net income (loss) is based on the audited consolidated financial statements of the Predecessor for the period from October 1, 2010 to May 15, 2011, and for the year ended September 30, 2010, the unaudited consolidated financial statements of Legacy Epicor for the period from October 1, 2010 to May 15, 2011 and for the year ended September 30, 2010, and our audited consolidated financial statements for the period from Inception to September 30, 2011.

The unaudited pro forma condensed combined revenues and net income (loss) do not include the following non-recurring items: (i) transaction costs associated with the acquisitions and other costs associated with the issuance of the notes; (ii) the write-off of previous debt issuance costs and (iii) the additional expense associated with accelerated vesting of share-based compensation arrangements.

The following table presents the unaudited pro forma revenues and net income (loss) for the years ended September 30, 2011 and 2010, as if the acquisitions had occurred on October 1, 2009 and after giving effect to certain pro forma adjustments primarily related to the amortization of acquired intangible assets and interest expense. The unaudited pro-forma revenues and net income (loss) are not necessarily indicative of the actual consolidated revenues and net income (loss) had the acquisition actually occurred on October 1, 2009 or of future revenues and net income (loss) of the consolidated entities.

(in thousands)	Year Ended September 30, 2011 (unaudited)	Year Ended September 30, 2010 (unaudited)
Total revenues	$815,184	$768,061

Net loss	$(81,698)	$(51,277)

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment, net consist of the following as of September 30 (in thousands):

		Predecessor
	2011	2010
Furniture and equipment	$36,220	$21,934
Buildings	11,655	—
Leasehold improvements	7,550	3,248
Land	5,040	—

Gross property and equipment	60,465	25,182
Less accumulated depreciation	(5,311)	(19,133)

Total	$55,154	$6,049

In conjunction with the acquisition, the property and equipment acquired was adjusted to its estimated fair values—see Note 2 for further details.

NOTE 4—GOODWILL

We account for goodwill, which represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination, in accordance with relevant authoritative accounting principles. The recorded value of such asset may become impaired in the future, and such value is considered to be a Level 3 fair value measurement. The determination of the value of goodwill requires management to make estimates and assumptions that affect our consolidated financial statements. Goodwill is tested for impairment on an annual basis, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. As the purchase price allocation has not been finalized, we did not allocate goodwill to reporting units as of September 30, 2011. We did not note any indicators that goodwill was impaired as of September 30, 2011. If such conditions exist in the future, we may be required to record impairments and such impairments, if any, may be material.

Predecessor

The Predecessor’s goodwill by reporting unit was as follows as of September 30, 2010 (in thousands):

Retail Distribution Group	$207,166
Wholesale Distribution	334,288

Total	$541,454

Changes in the carrying amount of the Predecessor’s goodwill for fiscal years 2010 and 2009 are as follows (in thousands):

Balance at September 30, 2008	$650,032
Impairment of goodwill	(107,000)
Adjustments for pre-acquisition income tax liabilities	(1,578)

Balance at September 30, 2009 and September 30, 2010	$541,454

The Predecessor’s annual testing for fiscal year 2010 indicated no impairment of goodwill had occurred. During fiscal year 2009, due to the global economic recession, credit crisis and the significant decrease in the level of overall consumer spending, including spending in the markets that the Predecessor served, the Predecessor recorded a goodwill impairment charge of $107.0 million related to their Retail Distribution Group. For the purpose of these analyses, the Predecessor’s estimates of fair value were based on a combination of the income approach, which estimated the fair value of the reporting units based on the expected future discounted cash flows, and the market approach, which estimated the fair value of the reporting units based on comparable market prices.

In conjunction with the Predecessor’s adoption of the authoritative accounting guidance and the identification of additional pre-acquisition income tax uncertainties and basis adjustments related to temporary differences of acquired assets that were not expected to reverse, the Predecessor recorded a net decrease to goodwill of approximately $1.6 million for the year ended September 30, 2009.

NOTE 5—INTANGIBLE ASSETS

The components of intangible assets are as follows as of September 30, 2011 (in thousands):

	2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology based	$349,300	$(19,503)	$329,797
Customer based	494,900	(20,540)	474,360
Capitalized software and database costs	4,271	(209)	4,062
Trademarks and tradenames	80,000	(4,286)	75,714
Other	20,350	(1,307)	19,043

Total	$948,821	$(45,845)	$902,976

Acquired finite-lived technology and customer based intangibles are generally amortized on a straight-line basis over their weighted average useful lives, generally one to ten years. Amortization of capitalized software and database costs are computed based on the product’s estimated economic life, generally three to nine years. Trademarks and tradenames are amortized using the straight-line method over their estimated period of benefit, generally seven years.

We recorded amortization expense of approximately $45.8 million for the period from Inception to September 30, 2011, of which $45.6 million was recorded as depreciation and amortization and $0.2 million (related to the favorable lease assets) was recorded as general and administrative in the consolidated statement of operations and comprehensive income (loss). Estimated amortization expense for each of the next five years is $120.1 million, $119.1 million, $117.8 million, $116.7 million, and $109.2 million, respectively.

The components of the Predecessor’s intangible assets are as follows as of September 30, 2010 (in thousands):

	Predecessor
	2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology based	$70,600	$(48,109)	$22,491
Customer based	159,997	(63,735)	96,262
Capitalized software and database costs	34,260	(17,212)	17,048
Trademarks and tradenames	3,741	(2,251)	1,490
Other	768	(640)	128

Total amortizable intangible assets	269,366	(131,947)	137,419
Trademarks and tradenames	29,939	—	29,939

Total	$299,305	$(131,947)	$167,358

The Predecessor recorded amortization expense of approximately $22.8 million, $34.6 million and $33.6 million for the period from October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009, respectively. The Predecessor’s annual testing for fiscal year 2010 and 2009 indicated no impairment of intangibles with an indefinite life had occurred.

NOTE 6 — DEBT

Total debt consisted of the following (in thousands):

September 30, 2011
Senior secured term loans due 2018, net of unamortized discount of approximately $8.6 million	$859,244
Senior secured revolving facility due 2016	—
Senior notes due 2019	465,000
Convertible senior notes	15

Total debt	1,324,259
Current portion	(8,700)

Total long-term debt, net of discount	$1,315,559

Senior Secured Credit Agreement

On May 16, 2011, in connection with the consummation of the acquisitions, we entered into a senior secured credit agreement (the “2011 credit agreement”). The 2011 credit agreement provides for (i) a seven-year term loan in the amount of $870.0 million, amortized (principal repayment) at a rate of 1% per year beginning September 2011 on a quarterly basis for the first six and three-quarters years, with the balance paid at maturity and (ii) a five-year revolving credit facility that permits revolving loans in an aggregate amount of up to $75.0 million, which includes a letter of credit facility and a swing line facility, and is due and payable in full at maturity in May 2016. In addition, subject to certain terms and conditions, the 2011 credit agreement provides for one or more uncommitted incremental term loans and/or revolving credit facilities in an aggregate amount not to exceed $150.0 million plus, among other things, unlimited additional uncommitted incremental term loans and/or revolving credit facilities if we satisfy a certain first lien senior secured leverage ratio. Additionally, we paid a 1% original issue discount on the term loan for a total of $8.7 million and a 0.5% original issue discount on the revolving credit facility for $0.4 million.

The borrowings under the 2011 credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the corporate base rate of the administrative agent, (2) the federal funds rate plus 1/2 of 1% per annum and (3) the Eurocurrency rate for an interest period of one month plus 1%, or (b) a Eurocurrency rate for interest periods of one, two, three or six months, and to the extent agreed by the administrative agent nine and twelve months; provided, however that the minimum Eurocurrency rate for any interest period may be no less than 1.25% per annum in the case of the term loans. The initial applicable margin for term loans and borrowings under the revolving credit facility is 2.75% with respect to base rate borrowings and 3.75% with respect to Eurodollar rate borrowings, which in the case of borrowings under the revolving credit facility, may be reduced subject to our attainment of certain first lien senior secured leverage ratios.

In addition to paying interest on outstanding principal under the 2011 credit agreement, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of any unutilized commitments thereunder. The initial commitment fee rate is 0.75% per annum. The commitment fee rate may be reduced subject to our attaining certain first lien senior secured leverage ratios. We must also pay customary letter of credit fees for issued and outstanding letters of credit.

Substantially all of our assets and those of our domestic subsidiaries are pledged as collateral to secure our obligations under the 2011 credit agreement and each of our material wholly-owned domestic subsidiaries guarantee our obligations thereunder. The terms of the 2011 credit agreement require compliance with various covenants and amounts repaid under the term loans may not be re-borrowed. Beginning with the fiscal year ending September 30, 2012, the 2011 credit agreement requires us to make mandatory prepayments of then outstanding term loans if we generate excess cash flow (as defined in the 2011 credit agreement) during a complete fiscal year subject to reduction upon achievement of certain total leverage ratios. The calculation of excess cash flow per the 2011 credit agreement includes net income, adjusted for noncash charges and credits, changes in working capital and other adjustments, less the sum of debt principal repayments, capital expenditures, and other adjustments. The excess cash flow calculation may be reduced based upon our attained ratio of consolidated total debt to EBITDA (consolidated earnings before interest, taxes, depreciation and amortization, further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture governing the senior subordinated notes and our senior secured credit facilities), all as defined in the 2011 credit agreement. Any mandatory prepayments due are reduced dollar-for-dollar by any voluntary prepayments made during the year.

As of September 30, 2011, we had $867.8 million (before $8.6 million unamortized original issue discount as of September 30, 2011) of term loans outstanding, no borrowings outstanding under the revolving credit facility, and unused borrowing capacity of $75.0 million under the revolving credit facility. At September 30, 2011 the interest rate applicable to the terms loans was 5.0% per annum.

Senior Notes Due 2019

On May 16, 2011, we issued $465.0 million aggregate principal amount of 8.625% senior notes due May 1, 2019 (“senior notes”). Each of our material wholly-owned domestic subsidiaries, as primary obligors and not merely as sureties, jointly and severally, irrevocably and unconditionally, guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration, or otherwise, of all of our obligations under the indenture and the senior notes. The senior notes are our unsecured senior obligations and are effectively subordinated to all of our secured indebtedness (including the 2011 credit agreement); and senior in right of payment to all of our existing and future subordinated indebtedness.

Covenant Compliance

The terms of the 2011 credit agreement and the senior notes restrict certain activities, the most significant of which include limitations on the incurrence of additional indebtedness, liens or guarantees, payment or declaration of dividends, sales of assets and transactions with affiliates. The 2011 credit agreement also contains certain customary affirmative covenants and events of default.

Under the 2011 credit agreement, if at any time we have an outstanding balance under the revolving credit facility, our first lien senior secured leverage, consisting of amounts outstanding under the 2011 credit agreement and other secured borrowings, may not exceed the applicable ratio to our consolidated EBITDA for the preceding 12-month period. At September 30, 2011, the initial applicable ratio is 5.85:1.00, which ratio incrementally steps down to 3.25:1.00 over the term of the revolving loan facility.

At September 30, 2011 we were in compliance with all covenants included in the terms of the 2011 credit agreement and the senior notes.

Convertible Senior Notes

At acquisition, Legacy Epicor had $230.0 million aggregate principal amount of 2.375% convertible senior notes due in 2027 (“convertible senior notes”) outstanding. The convertible senior notes were unsecured and paid interest semiannually at a rate of 2.375% per annum until May 15, 2027. The convertible senior notes were convertible into cash or, at Legacy Epicor’s option, cash and shares of Legacy Epicor’s common stock, at an initial conversion rate of 55.2608 shares of common stock per $1,000 principal amount of the convertible senior notes, which is equivalent to an initial conversion price of approximately $18.10 per share. As a result of the acquisition, a fundamental change (as defined in the Indenture applicable to the convertible senior notes) occurred on May 16, 2011, and accordingly each holder of the convertible senior notes had the right to have the notes repurchased within 30 business days following the effective date of the acquisition at par plus interest accrued but unpaid to but excluding the repurchase date.

On May 20, 2011, Legacy Epicor announced a tender offer to purchase the convertible senior notes at par plus accrued but unpaid interest to but excluding June 20, 2011. The tender offer expired on June 17, 2011 and 99.99% of the convertible senior notes were tendered. As of September 30, 2011, $15,000 or fifteen $1,000 principal amount notes remained outstanding.

Future Maturities of Long Term Debt

Maturities of long term debt are $8.7 million per year from 2012 through 2015, $12.7 million in 2016, and $1.3 million thereafter.

Predecessor

The Predecessor’s debt at September 30, 2010 consisted of the following (in thousands):

September 30, 2010
Senior secured credit facility	$320,009
Senior secured credit facility (incremental term loan)	65,091
Senior subordinated notes	114,295

Total debt	499,395
Current portion	(2,566)

Total long-term debt	$496,829

Predecessor—Senior Secured Credit Agreement

On November 19, 2010, the Predecessor amended its senior secured credit agreement (the “Predecessor credit agreement”) to, among other things, extend the maturity date for the repayment of a portion of the term loans outstanding thereunder, extend the date of maturity of the commitments in respect of a portion of the revolving credit facility and provide for additional flexibility in the financial covenant levels. As a result of the amendment, $275.0 million (the “Predecessor extended term loans”) of the then existing term loans entered into under the Predecessor credit agreement and amendment thereto, were extended to mature on February 2, 2016, and $25.5 million (the “Predecessor extended revolving commitments”) of the then existing revolving credit commitments were extended to mature on May 2, 2013. Prior to the amendment, the Predecessor’s existing term loans and the existing revolving credit commitments were set to mature on May 2, 2013 and May 2, 2011, respectively. The term loans that were not extended term loans (the “Predecessor non-extended term loans”) and the revolving credit commitments that were not extended revolving commitments (the “Predecessor non-extended revolving commitments”) had the same maturity dates and pricing as in effect prior to the amendment, which was May 2, 2013 and May 2, 2011, respectively.

The Predecessor credit agreement provided for (i) a seven-year term loan in the amount of $390.0 million, and (ii) a five-year revolving credit facility that permitted loans in an aggregate amount of up to $40.0 million, which included a $20.0 million letter of credit sublimit and a $20.0 million swing line sublimit. In addition, subject to certain terms and conditions, the Predecessor credit agreement provided for one or more uncommitted incremental term loans and/or revolving credit facilities in an aggregate amount not to exceed $75.0 million, of which in August 2007, the Predecessor borrowed an incremental term loan of $75.0 million.

For the year ended September 30, 2010 and the period from October 1, 2010 to May 15, 2011, the Predecessor repaid $23.5 million and $2.6 million, respectively, in principal towards the Predecessor term loans and revolver. On May 16, 2011, in conjunction with the acquisition, the remaining principal related to the Predecessor term loans and Predecessor extended term loans of approximately $382.5 million was paid in full.

The borrowings under the Predecessor credit agreement bore interest at a rate equal to an applicable margin plus, at the Predecessor’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas, and (2) the federal funds rate plus 0.50%; or (b) a reserve adjusted Eurocurrency rate on deposits for periods of one-, two-, three-, or six-months (or, to the extent agreed to by each applicable lender, nine- or twelve-months or less than one month). The initial applicable margin for the borrowings was:

•	under the non-extended term loan, 1.00% with respect to base rate borrowings and 2.00% with respect to Eurocurrency rate borrowings;

•	under the non-extended incremental term loan, 1.50% with respect to base rate borrowings and 2.50% with respect to Eurocurrency rate borrowings;

•	under the extended term loan, 3.50% with respect to base rate borrowings and 4.50% with respect to Eurocurrency rate borrowings;

•

under the non-extended revolving credit commitments, 1.00% with respect to base rate borrowings and 2.00% with respect to Eurocurrency rate borrowings, which may be reduced subject to our attainment of certain leverage ratios; and

•

under the extended revolving commitments, 3.50% with respect to base rate borrowings and 4.50% with respect to Eurocurrency rate borrowings, which may be reduced subject to our attainment of certain leverage ratios.

In addition and in conjunction with the amendment of the Predecessor credit agreement, the Predecessor was required to pay $2.6 million of deferred financing fees, which were being amortized to interest expense over the remaining term of the respective debt. These fees were written off in the period from October 1, 2010 to May 15, 2011 due to the consummation of the acquisition and the resulting repayment of the Predecessor’s remaining principal under its senior secured credit agreement.

In addition to paying interest on outstanding principal under the senior secured credit agreement, the Predecessor was required to pay a commitment fee to the lenders under the revolving credit facility with respect to unutilized commitments thereunder. The initial commitment fee rate for both extended revolving commitments and non-extended revolving commitments was 0.50% per annum. The Predecessor was also required to pay customary letter of credit fees for issued and outstanding letters of credit.

Predecessor—Senior Subordinated Notes

The Predecessor had also issued $175.0 million aggregate principal amount of 9.5% senior subordinated notes due May 2, 2016. During fiscal year 2009 the Predecessor repurchased approximately $60.7 million in face value of the Predecessor senior notes in open market transactions for an aggregate purchase price of approximately $41.1 million (including accrued interest of $1.3 million). In connection with the debt repurchase, the Predecessor wrote off deferred financing costs and other transaction fees of $1.9 million. As a result of these repurchases, the Predecessor recorded a gain on retirement of debt in the amount of $19.0 million. Pursuant to the American Recovery and Reinvestment Act of 2009, the Predecessor elected to defer payment of the income taxes associated with these gains ratably from fiscal year ended September 30, 2012 to 2016. The repurchased Predecessor senior notes have been retired. As a result of these repurchases, Predecessor senior notes outstanding totaled $114.3 million as of September 30, 2010. On May 16, 2011, in conjunction with the acquisition, the remaining principal related to the Predecessor senior notes of approximately $114.3 million was transferred to an escrow agent and in June 2011 the Predecessor senior notes were settled. Additionally, on May 16, 2011, the Predecessor paid a bond breakage fee of approximately $5.4 million in relation to the repayment of the Predecessor senior notes, which is recorded as interest expense in the statement of operations.

NOTE 7—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Interest Rate Caps and Swaps

Our objective in using interest rate caps or swaps is to add stability to interest expense and to manage and reduce the risk inherent in interest rate fluctuations. We may use interest rate caps or swaps as part of our interest rate risk management strategy. Interest rate caps are option-based hedge instruments which do not qualify as cash flow hedges and limit our floating interest rate exposure to a specified cap level. Should the floating interest rate exceed the cap, then the counterparty will pay the incremental interest expense above the cap on the notional amount protected, thereby offsetting that incremental interest expense on our debt. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In August 2011, we entered into a hedging instrument consisting of two components to hedge the floating rate interest applicable to term loan borrowings under the 2011 credit agreement. The first component is an 18-month interest rate cap on an initial notional amount of $534.6 million, based on a cap of 2%, and is settled quarterly on the last business day of each of March, June, September and December, beginning December 30, 2011. The second component is a 30-month interest rate swap to effectively convert an initial notional amount of $436.2 million of floating rate debt to fixed rate debt at the rate of 2.13% per annum, and is settled on the last business day of each of March, June, September and December, beginning June 30, 2013.

We do not hold or issue interest rate cap or swap agreements for trading purposes. In the event that a counter-party fails to meet the terms of the interest rate cap or swap agreement, our exposure is limited to the interest rate differential. We manage the credit risk of the counterparties by dealing only with institutions that we consider financially sound. We consider the risk of non-performance to be remote.

Foreign Currency Contracts

We have operations in countries around the world and these operations generate revenue and incur expenses in currencies other than the United States Dollar, particularly the Australian Dollar, Canadian Dollar, Euro, British Pound, Mexican Peso and Malaysian Ringgit. We use foreign currency forward contracts to manage our market risk exposure associated with foreign currency exchange rate fluctuations for certain (i) intercompany balances denominated in currencies other than an entity’s functional currency and (ii) net asset exposures for entities that transact business in foreign currencies but are U.S. Dollar functional for consolidation purposes. These derivative instruments are not designated and do not qualify as hedging instruments. Accordingly, the gains or losses on these derivative instruments are recognized in the accompanying consolidated statements of operations and comprehensive income (loss) and are designed generally to offset the gains and losses resulting from translation of intercompany balances recorded from the remeasurement of our non-functional currency balance sheet exposures. For the period of May 16, to September 30, 2011, we recorded net foreign currency losses of approximately $0.5 million, which is inclusive of financial instruments and non-financial assets and liabilities to which the instruments relate. We record foreign currency forward contracts on our consolidated balance sheets as either prepaid expenses and other current assets or other accrued expenses depending on whether the net fair value of such contracts is a net asset or net liability, respectively. Cash flows related to our foreign currency forward contracts are included in cash flows from operating activities in our consolidated statements of cash flows.

Our foreign currency forward contracts are generally short-term in nature, typically maturing within 90 days or less. We adjust the carrying amount of all contracts to their fair value at the end of each reporting period and unrealized gains and losses are included in our results of operations for that period. These gains and losses largely offset gains and losses resulting from translation of intercompany balances and recorded from the revaluation of our non-functional currency balance sheet exposures. We expect these contracts to mitigate some foreign currency transaction gains or losses in future periods. The net realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect as the contracts mature.

As of September 30, 2011 we had the following open forward contracts:

Type of Contract	Value Date	Trade Date	Currency Sold	Amount Sold	Rate	Currency Bought	Amount to Receive
Forward	12/30/11	09/28/11	AUD	(6,000,000)	0.9707	USD	5,824,200
Forward	12/30/11	09/28/11	AUD	(3,000,000)	0.9700	USD	2,910,000
Forward	12/30/11	09/28/11	MXN	(5,000,000)	13.7082	USD	364,745
Forward	12/30/11	09/28/11	USD	(1,940,805)	1.0305	CAD	2,000,000
Forward	12/30/11	09/28/11	USD	(645,161)	217.0000	HUF	140,000,000

As of September 30, 2010, the Predecessor had no open forward contracts or other foreign currency-related derivatives.

The following tables summarize the fair value of the foreign currency forward contracts and interest rate swaps and caps as of September 30, 2011, and the realized and unrealized gains (losses) for the period of Inception to September 30, 2011, respectively (in thousands):

		Fair Value of Derivative Instruments
		Derivative Assets		Derivative Liabilities
	Notional Amount	Location in the Consolidated Balance Sheet	Fair Value	Location in the Consolidated Balance Sheet	Fair Value
Foreign currency forward contracts	$436,200	Various Other current assets	$91	Accrued expenses and other current liabilities	$(227)
Interest rate swap and cap	$534,600		$—	Other liabilities	$(2,950)

	Effect of Derivative Instruments on Consolidated Statements of Operations and OCI
	Loss recognized in earnings (1)		Loss recognized in OCI	Gain/(Loss) reclassified from OCI into earnings (2)
	Location	Amount	Amount	Location	Amount
Foreign currency forward contracts	Other income (expense), net	$(136)	$—	Other income (expense), net	$—
Interest rate swap and cap	Interest expense	$252	$2,880	Interest expense	235

(1)	Includes amounts related to periodic settlements required under our derivative contracts.
(2)	Represents ineffectiveness related to the interest rate swaps.

Other than as described in the table above, we had no other open foreign currency forward or option contracts or any other foreign currency denominated derivative or other financial instruments in effect.

Predecessor—Derivative Instruments and Hedging Activities

As of September 30, 2010, the Predecessor had an outstanding interest rate swap with a notional amount of $140.0 million. On May 16, 2011, in conjunction with the acquisition, this amount was settled.

The following table summarizes the realized and unrealized gains (losses) for the period of October 1, 2010 to May 15, 2011, respectively (in thousands):

	Effect of Derivative Instruments on Consolidated Statements of Operations and OCI
	Loss recognized in earnings (1)		Gain recognized in OCI	Gain/(Loss) reclassified from OCI into earnings (2)
	Location	Amount	Amount	Location	Amount

Interest rate swaps	Interest expense	$4,521	$5,463	Interest expense	$3,387

(1)	Includes amounts related to periodic settlements required under our derivative contracts.
(2)	Represents ineffectiveness related to the interest rate swaps, and reclassification of $3.2 million upon termination of swap.

The following tables summarize the fair value of the interest rate swaps as of September 30, 2010 and the realized and unrealized gains (losses) for the year ended September 30, 2010, respectively (in thousands):

		Fair Value of Derivative Instruments
	Notional Amount	Derivative Assets		Derivative Liabilities
		Location in the Consolidated Balance Sheet	Fair Value	Location in the Consolidated Balance Sheet	Fair Value
Interest rate swaps	$140,000	Other assets	$—	Other liabilities	$(8,850)

	Effect of Derivative Instruments on Consolidated Statements of Operations and OCI
	Loss recognized in earnings (1)		Gain recognized in OCI	Gain/(Loss) reclassified from OCI into earnings (2)
	Location	Amount	Amount	Location	Amount
Interest rate swaps	Interest expense	$(7,431)	$4,873	Interest expense	$—

(1)	Includes amounts related to periodic settlements required under our derivative contracts.
(2)	Represents ineffectiveness related to the interest rate swaps.

NOTE 8—FAIR VALUE

We measure fair value based on authoritative accounting guidance, which defines fair value, establishes a framework for measuring fair value as well as expands on required disclosures regarding fair value measurements.

Inputs are referred to as assumptions that market participants would use in pricing the asset or liability. The uses of inputs in the valuation process are categorized into a three-level fair value hierarchy.

•	Level 1—uses quoted prices in active markets for identical assets or liabilities we have the ability to access.

•

Level 2—uses observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—uses one or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment.

The deferred compensation plan and postretirement life insurance plan assets, which consist of corporate-owned life insurance policies that are valued at their net cash surrender value, and deferred compensation liabilities, which are valued using the reported values of various publicly traded mutual funds, are classified as Level 2 because they are determined based on inputs that are readily available in public markets or can be derived from information available in public markets.

The fair value of the foreign currency contracts and interest rate swaps and caps are determined based on inputs that are readily available in public markets or can be derived from information available in public markets. Therefore, we have categorized them as Level 2.

We record adjustments to appropriately reflect our nonperformance risk and the respective counterparty’s nonperformance risk in our fair value measurements. As of September 30, 2011, we have assessed the significance of the impact of nonperformance risk on the overall valuation of our derivative positions and have determined that it is not significant to the overall valuation of the derivatives.

The fair value of our deferred compensation plan assets and liabilities, postretirement insurance plan assets, foreign currency forward contracts and interest rate swaps and caps were determined using the following inputs as of September 30, 2011 (in thousands):

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Deferred compensation plan assets (1)	$—	$4,278	$—	$4,278
Postretirement insurance plan assets (1)		671	—	671
Foreign currency forward contracts (2)	—	91	—	91
Liabilities:
Foreign currency forward contracts (3)	—	(227)	—	(227)
Interest rate swap contracts (4)	—	(2,950)	—	(2,950)
Deferred compensation plan liabilities (4)	—	(3,715)	—	(3,715)

Total	$—	$(1,852)	$—	$(1,852)

(1)	Included in other assets in our consolidated balance sheets.
(2)	Included in prepaid expenses and other current assets in our consolidated balance sheets.
(3)	Included in accrued expenses and other current liabilities in our consolidated balance sheets.
(4)	Included in other liabilities in our consolidated balance sheets.

Other Financial Assets and Liabilities

Financial assets and liabilities with carrying amounts approximating fair value include cash, trade accounts receivable, accounts payable, accrued expenses and other current liabilities. The carrying amount of these financial assets and liabilities approximates fair value because of their short maturities.

Long-term debt, including current portion of long-term debt, as of September 30, 2011, had a carrying amount of $1,324.3 million which approximates fair value. As of September 30, 2010, the Predecessor’s long-term debt, including current-portion of long-term debt, had a carrying amount of $499.4 million and a fair value of $493.3 million. The carrying amount is based on interest rates available upon the date of the issuance of debt and is reported in the consolidated balance sheets. The fair value is based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities.

Predecessor

The fair value of the Predecessor’s cash equivalents, deferred compensation plan assets and liabilities and interest rate swaps was determined using the following inputs as of September 30, 2010 (in thousands):

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Cash equivalents (1)	$15,658	$—	$—	$15,658
Deferred compensation plan and postretirement life insurance plan assets (2)		2,933	—	2,933
Liabilities:
Interest rate swap (3)	—	(8,850)	—	(8,850)
Deferred compensation plan liabilities (3)	—	(2,205)	—	(2,205)

Total	$15,658	$(8,122)	$—	$7,536

(1)	Included in cash and cash equivalents in the Predecessor’s consolidated balance sheets.
(2)	Included in other assets in the Predecessor’s consolidated balance sheets.
(3)	Included in other liabilities in the Predecessor’s consolidated balance sheets.

NOTE 9—RESTRUCTURING COSTS

During the period of Inception to September 30, 2011 our management approved a restructuring plan as we began to integrate both acquired companies following the acquisitions. The plan focused on identified synergies, as well as continuing to streamline and focus our operations to more properly align our cost structure with current business conditions and our projected future revenue streams. The plan was substantially completed by September 30, 2011. In accordance with relevant authoritative accounting guidance, we recorded restructuring charges of approximately $11.0 million during the period of Inception to September 30, 2011 related to these facility consolidations and workforce reductions (comprised of severance and related benefits). We will continue to monitor the need for future restructuring activities as we continue to integrate the two companies, but, at this time, we do not expect material restructuring charges in the future due to the acquisitions. All restructuring charges were recorded in “Restructuring costs” in the consolidated statements of operations and comprehensive income (loss).

The following table presents a roll-forward of restructuring activity from Inception to September 30, 2011 (in thousands):

(in thousands)	Balance at Inception (2)	Restructuring Charges	Payments	Non-Cash Items (1)	Balance at September 30, 2011
Facility consolidations	$7,197	$1,617	$(412)	$(504)	$7,898
Employee severance, benefits and related costs	571	9,432	(6,323)	87	3,767

	$7,768	$11,049	$(6,735)	$(417)	$11,665

(1)	Non-cash items include foreign exchange gains and losses and other non-cash items.
(2)	In conjunction with the acquisition, we assumed restructuring liabilities of $7.5 million related to Legacy Epicor, as well as adjustments to the previously recorded liabilities of the Predecessor in the amount of $0.3 million.

Restructuring	Costs – Predecessor

During the year ended September 30, 2010 the Predecessor’s management approved restructuring plans to continue to streamline and focus operations and to more properly align its cost structure with the then current business conditions and projected future revenue streams. These plans included the elimination of certain employee positions and the consolidation of space within multiple facilities locations. The Predecessor recorded restructuring charges of approximately $3.0 million for the year ended September 30, 2010, related to workforce reductions (comprised of severance and related benefits) and the consolidation of space within multiple facilities locations, including additional charges for past actions related to certain employee termination benefits that are required to be accrued from the time of notification through the date specified in the benefit.

During the period from October 1, 2010 to May 15, 2011 the Predecessor did not have significant restructuring related charges. The following table presents a roll-forward of the Predecessor’s restructuring liability from September 30, 2010 to May 15, 2011 (in thousands):

(in thousands)	Balance at September 30, 2010	Restructuring Charges	Payments	Balance at May 15, 2011
Facility consolidations	$963	$86	$(471)	$578
Employee severance, benefits and related costs	763	(59)	(704)	—

	$1,726	$27	$(1,175)	$578

The following table presents a roll-forward of the Predecesor’s restructuring liability from September 30, 2009 to September 30, 2010 (in thousands):

	Balance at September 30, 2009	Restructuring Charges	Payments	Balance at September 30, 2010
Facility consolidations	$812	$698	$(547)	$963
Employee severance, benefits and related costs	30	2,283	(1,550)	$763

	$842	$2,981	$(2,097)	$1,726

During the year ended September 30, 2009 the Predecessor’s management approved restructuring plans for eliminating certain employee positions and the consolidation of space within multiple facilities locations. All of the affected employees had been notified and terminated, and all of the facilities consolidations had been completed. In accordance with relevant authoritative accounting principles, the Predecessor recorded restructuring charges of approximately $4.3 million for the year ended September 30, 2009, related to workforce reductions (comprised of severance and related benefits) and consolidation of facilities.

NOTE 10—INCOME TAXES

The U.S. and foreign components of income (loss) from continuing operations before income taxes were as follows:

		Predecessor
	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
U.S.	$(77,792)	$(8,301)	$28,295	$66,043
Foreign	(4,896)	(4,576)	4,393	1,697

Income (loss) from continuing operations before income taxes	$(82,688)	$(12,877)	$32,688	$67,740

Significant components of the income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

		Predecessor
	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
Current:
Federal	$944	$(3,194)	$16,841	$10,019
State	1,805	(1,052)	3,406	3,702
Foreign	1,094	740	1,664	586

Total Current	3,843	(3,506)	21,911	14,307

Deferred:
Federal	(23,673)	(584)	(7,222)	5,327
State	(2,072)	(488)	(615)	610
Foreign	(4,818)	90	(126)	(124)

Total Deferred	(30,563)	(982)	(7,963)	5,813

Income tax expense (benefit) attributable to continuing operations	$(26,720)	$(4,488)	$13,948	$20,120

United States income taxes were not provided on unremitted earnings (other than to the extent such unremitted earnings were otherwise subject to United States taxation as Subpart F income) from non-United States subsidiaries. Such unremitted earnings are considered to be indefinitely reinvested and determination of the amount of taxes that might be paid on these undistributed earnings is not practicable. As of September 30, 2011, the Company held $30.1 million of cash in foreign jurisdictions which is not planned for repatriation.

The provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate of 35% to income (loss) before income taxes as a result of the following (in thousands):

		Predecessor
	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
Income tax expense (benefit) at statutory federal income tax rate	$(28,941)	$(4,507)	$11,441	$(23,710)
Permanent differences—impairment of goodwill	—	—	—	40,075
Dividend from foreign subsidiary	1,952	—	6,230	—
State taxes, net of federal income tax expense	(899)	(572)	1,814	2,807
Transaction costs	2,518	(3,243)	—	—
Other permanent differences	540	(277)	109	33
Foreign tax credit	—	—	(2,366)	(250)
Other	140	1,083	(566)	(98)
Change in tax rates applied to deferred taxes	(288)	(353)	(1,445)	992
Change in valuation allowance	—	(1,010)	(38)	26
Change in reserves	(38)	4,391	(1,231)	245
Effect of foreign exchange rates	(1,704)	—	—	—

Income tax expense (benefit) attributable to continuing operations	$(26,720)	$(4,488)	$13,948	$20,120

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred taxes as of September 30 are as follows (in thousands):

		Predecessor
	2011	2010
Deferred tax assets:
Current deferred tax assets:
Inventory and other	$834	$1,156
Accrued expenses	4,063	473
Bad debts and other	2,902	1731
Deferred income	2,448	666

	10,247	4,026

Non-current deferred tax assets:
Net operating losses and tax credit carry forward	51,534	4,235
Depreciation and amortization	—	6,226
Stock-based compensation	18,228	5,767
Accrued expenses and other	18,424	1,403
Unrealized losses	—	3,469

	88,186	21,100

Valuation allowance	(11,467)	(3,878)

Total deferred tax assets	86,966	21,248

Deferred tax liabilities:
Software and intangible assets—non-current	(307,825)	(68,358)
Gain on sale of bonds	(7,197)	—
Other—current	(1,932)	(65)

Total deferred tax liabilities	(316,954)	(68,423)

Net deferred tax liabilities	$(229,988)	$(47,175)

These amounts are reflected in the consolidated balance sheets as follows:

	2011	2010
Current deferred income taxes	$29,728	$3,961
Current deferred tax liability—included in accrued expenses and other current liabilities	(3,217)	—

	26,511	3,961

Non-Current deferred tax asset—included in other assets	29,999	—
Non-current deferred income tax liabilities	(286,498)	(51,136)

	(256,499)	(51,136)

Net deferred tax liabilities	$(229,988)	$(47,175)

As of September 30, 2011, we had $42.6 million of U.S. net operating loss (“NOL”) carry forwards expiring between 2012 and 2031, if not utilized. We also had foreign NOLs of $70.6 million not subject to limitation.

The valuation allowance increased by $8.6 million during the period from Inception to September 30, 2011, primarily due to purchase accounting adjustments. The $11.5 million valuation allowance at September 30, 2011 is primarily comprised of allowances against net operating loss carry-forwards. Approximately $11.5 million of deferred tax assets currently subject to a valuation allowance will be recorded as a decrease to income tax expense if the benefits are ultimately realized.

We recognize and measure benefits for uncertain tax positions which requires significant judgment from management. We evaluate our uncertain tax positions on a quarterly basis and base these evaluations upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.

We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of September 30, 2011 and 2010 (predecessor), the balance of accrued interest and penalties was approximately $2.5 million and $0.2 million, respectively. During the period from Inception to September 30, 2011 (Successor), the period from October 1, 2010 to May 15, 2011 (Predecessor) and the years ended September 30, 2010 and 2009 (Predecessor), income tax expense from continuing operations included $2.5 million, $1.2 million, $0.3 million and $0.6 million of interest and penalties, respectively.

Changes in the balance of unrecognized tax benefits (excluding interest and penalties, classified in other non-current liabilities) is as follows (in thousands):

		Predecessor
	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
Beginning Balance	$—	$1,533	$2,469	$6,029
Impact of acquisitions related to the current year	22,976	—	—	—
Increases for tax positions related to the current year	600	3,718	280	170
Decreases for tax positions related to the current year	—	—	—	—
Increases for tax positions related to prior years	—	64	—	481
Decreases for tax positions related to prior years	(2,093)	—	(808)	—
Reductions for settlements with taxing authorities	—	(660)	—	(3,238)
Reductions as a result of a lapse of applicable statute of limitations	(702)	—	(299)	(973)

Ending Balance	$20,781	$4,655	$1,642	$2,469

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate and deferred tax assets are approximately $12.0 million and $6.8 million, respectively, as of September 30, 2011. The tax years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which we are subject. We have been contacted by the IRS for audit of fiscal year 2010 for the predecessor company. In addition, our subsidiary in Cyprus is currently under examination for calendar years 2005 through 2009. None of our subsidiaries in other major taxing jurisdictions are currently under examination.

It is reasonably possible as of September 30, 2011 that the unrecognized tax liabilities will decrease by approximately $0.4 million within the next twelve months, primarily due to tax positions relating to transfer pricing.

NOTE 11—EMPLOYEE STOCK PLANS

Stock-based Compensation

Subsequent to our 2011 fiscal year end, our board of directors approved a 2011 Restricted Unit Plan primarily for directors, executives and other senior management employees. This arrangement was designed to promote our interests by providing eligible persons with the opportunity to acquire a proprietary interest in us or one of our affiliates as incentive for them to remain in our employment or service, as applicable. The total percentage of equity to be reserved for issuance under the equity arrangements was 12% of the outstanding capital.

Predecessor—Stock-based Compensation

Prior to the acquisition, directors, executives and other senior management employees were part of Activant’s stock option incentive program governed under their 2006 Stock Incentive Plan (the “Predecessor Stock Incentive Plan”), which was intended to be the primary vehicle for offering long-term incentives and rewarding of the Predecessor’s executive officers and other key employees. All stock options that had been granted under the stock incentive plan were “time-based options” that vested and became exercisable over a five-year period. Upon consummation of the acquisition, all unvested outstanding options immediately vested, under terms defined in the Predecessor Stock Incentive Plan, and were subject to the option cancellation payment. In connection with the acceleration, the Predecessor recognized approximately $3.2 million in compensation expense during the period October 1, 2010 to May 15, 2011. There was no stock-based compensation expense for the period of Inception to September 30, 2011.

The following table summarizes the Predecessor’s stock-based compensation expense for the period October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009, and its allocation within the consolidated statements of operations and comprehensive income (loss).

	Predecessor
(in thousands)	October 1, 2010 to May 15, 2011 (1)	Year Ended September 30, 2010	Year Ended September 30, 2009
Cost of revenues
Systems	$222	$62	$27
Services	330	233	189
Operating expenses
Sales and marketing	2,809	1,359	1,299
Product development	210	297	275
General and administrative	2,142	1,799	1,779

Total stock based compensation expense from continuing operations	5,713	3,750	3,569
Total stock based compensation expense from discontinued operations	—	17	42

Total stock based compensation expense	$5,713	$3,767	$3,611

(1)	Includes accelerated stock compensation related to the acquisition of $3.2 million.

The Predecessor recognized a total income tax benefit in the consolidated statements of operations and comprehensive income (loss) related to stock-based compensation expense amounts above, of approximately $2.2 million, $1.4 million, and $1.6 million for the period of October 1, 2010 through May 15, 2011 and the years ended September 30, 2010 and 2009, respectively.

In the period October 1, 2010 to May 15, 2011 the Predecessor recognized a tax deduction of $20.1 million related to cancellation of outstanding stock options in conjunction with the acquisition resulting in an increase to additional paid in capital of $0.5 million for the tax deduction taken in excess of cumulative book expense.

Valuation Assumptions

The Predecessor estimated the fair value of stock options using a Black-Scholes option pricing model that used certain assumptions including expected term, expected volatility of the underlying stock, expected dividend pay-out rate and risk-free rate of return. The expected term was based on historical data and represents the period of time that stock options granted were expected to be outstanding. Due to the fact that the common stock underlying the options was not publicly traded, the expected volatility was based on a comparable group of companies for the period. The Predecessor did not intend to pay dividends on its common stock for the foreseeable future, and accordingly, used a dividend yield of zero. The risk-free rate for periods within the contractual life of the option was based on the Treasury Bill coupon rate for U.S. Treasury securities in effect at the time of the grant with a maturity approximating the expected term.

The fair value of each award granted from the Predecessor Stock Incentive Plan during the period of October 1, 2010 through May 15, 2011 and the years ended September 30, 2010 and 2009 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Predecessor
	October 1, 2010 to May 15, 2011	Year Ended September 30, 2010	Year Ended September 30, 2009
Expected term	6.66 years	6.66 years	6.66 years
Expected volatility	39.00%	44.29%	72.92%
Expected dividends	—%	—%	—%
Risk-free rate	2.12%	2.56%	1.79%

The weighted-average estimated grant date fair values for the stock options granted under the Predecessor Stock Incentive Plan during the period from October 1, 2010 through May 15, 2011 and the years ended September 30, 2010 and 2009 were $1.80 per share, $2.40 per share and $2.86 per share, respectively.

Predecessor—2006 Stock Incentive Plan

The exercise price of options granted under the Predecessor Stock Incentive Plan could not be less than the fair market value at the date of grant as determined in good faith by the board of directors of Activant. Options granted under the Predecessor Stock Incentive Plan vested in varying amounts over a period up to five years and expired ten years from the date of the grant.

Information with respect to stock option activity for the period from October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009, under the Predecessor Stock Incentive Plan, are as follows:

	Predecessor Stock Incentive Plan		Weighted Average Contractual Term
	Number of Shares	Weighted Average Exercise Price
Total options outstanding at September 30, 2008	6,809,823	$4.40
Options granted	1,356,000	4.49
Options forfeited	(351,750)	4.41
Options exercised	(45,000)	4.35

Total options outstanding at September 30, 2009	7,769,073	$4.42
Options granted	113,000	4.99
Options forfeited	(709,250)	4.23

Total options outstanding at September 30, 2010	7,172,823	$4.44
Options granted	213,000	5.66
Options forfeited	(160,606)	4.23
Options exercised	(7,225,217)	4.48

Total options outstanding and exercisable at May 15, 2011	—	$—	—

Pre-Predecessor Company Plan

In conjunction with the May 2006 acquisition of the Pre-Predecessor, Activant Group entered into an option rollover agreement with Mr. Pervez A. Qureshi, the Chief Executive Officer and President, pursuant to which Mr. Qureshi agreed to rollover $1.0 million of spread value of his then outstanding stock options to purchase Pre-Predecessor Company common stock into 333,334 vested stock options to purchase shares of common stock of Activant Group at an exercise price of $1.00 per share. Pursuant to the option rollover agreement, Activant Group agreed to assume these options pursuant to the terms of the Activant Solutions Holdings Inc. Second Amended and Restated Stock Option Plan for Key Employees, as amended (the “Pre-Predecessor Company Plan”), which is the stock option plan under which these options were originally granted. The stock-based payment expense for these options has been fully recognized.

Information on stock options for the period from October 1, 2010 to May 15, 2011, under the Pre-Predecessor Company Plan, is as follows:

	Pre-Predecessor Company Plan		Weighted Average Contractual Term
	Number of Shares	Weighted Average Exercise Price
Total options outstanding at September 30, 2010	333,334	$1.00
Options granted	—
Options forfeited	—
Options exercised	(333,334)	1.00

Total options outstanding and exercisable at May 15, 2011	—	$—	—

Upon consummation of the acquisition, all outstanding options of the Pre-Predecessor Company Plan became subject to the option cancellation payment and no options remain outstanding.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Operating Leases

We rent integration and distribution, software development and data entry facilities; administrative, executive, sales, and customer support offices; and certain office equipment under non-cancelable operating lease agreements. Certain lease agreements contain renewal options and rate adjustments. We recorded rental expense of $7.8 million for the period from Inception to September 30, 2011. The Predecessor recorded rental expense of $3.4 million, $6.3 million, and $7.1 million for the period from October 1, 2010 to May 15, 2011 and the years ended September 30, 2010 and 2009, respectively. Future minimum rental commitments under all non-cancelable operating leases as of September 30, 2011 are as follows (in thousands):

Year ending September 30,
2012	$7,954
2013	7,384
2014	6,434
2015	5,339
2016	3,695
Thereafter	7,375

Total	$38,181

NOTE 13—RELATED PARTY TRANSACTIONS

In conjunction with the acquisition we entered into a Material Event Services Agreement with Apax Partners, LP, which provided for a closing fee to be paid to Apax Partners, LP, simultaneous with the acquisitions closing, in the aggregate amount of $19.4 million. This amount is included in our acquisition-related costs in the consolidated statement of operations and comprehensive income (loss) for the period from Inception to September 30, 2011. Additionally upon consummation of the acquisitions, we entered into a Services Agreement with Apax, which provides for an aggregate annual advisory fee of $2.0 million to be paid in quarterly installments. During the period of Inception to September 30, 2011 we recorded an expense of approximately $0.9 million in our general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

We own approximately 46% of the outstanding common stock of Internet Autoparts, Inc. (“IAP”) and hold two of five seats on IAP’s board of directors. No dividends were received during the period Inception to September 30, 2011. During the period from October 1, 2010 to May 15, 2011 the Predecessor received a dividend of $1.5 million from IAP that was recorded in other income (expense), net in the accompanying consolidated statements of operations and comprehensive income (loss) as the carrying value of the Predecessor’s investment in IAP was zero due to an impairment previously recognized by the Predecessor.

NOTE 14—SEGMENT REPORTING

We are a leading global provider of enterprise application software and services focused on small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises. We specialize in and target specific industry sectors: ERP and Retail, which we consider our segments for reporting purposes. These segments are determined in accordance with how our management views and evaluates our business and based on the criteria as outlined in authoritative accounting guidance regarding segments. We believe these segments accurately reflect the manner in which our management views and evaluates the business. The Predecessor also had two primary reporting segments Wholesale Distribution Group, which is now included in our ERP segment, and Retail Distribution Group, which is now included in our Retail segment. The prior periods of the Predecessor have been reclassified to conform to the current period presentation.

Because these segments reflect the manner in which our management reviews our business, they necessarily involve judgments that our management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Segments may also be changed or modified to reflect technologies and applications that are newly created, or that change over time, or other business conditions that evolve, each of which may result in reassessing specific segments and the elements included within each of those segments. Future events, including changes in our senior management, may affect the manner in which we present segments in the future.

A description of the businesses served by each of our reportable segments follows:

•

ERP segment — The ERP segment provides (1) distribution solutions designed to meet the expanding requirement to support a demand driven supply network by increasing focus on the customer and providing a more seamless order-to-shipment cycle for a wide range of vertical markets including electrical supply, plumbing, medical supply, heating and air conditioning, tile, industrial machinery and equipment, industrial supplies, fluid power, janitorial and sanitation, medical, value-added fulfillment, food and beverage, redistribution and general distribution; (2) manufacturing solutions designed for discrete and mixed-mode manufacturers with lean and “to-order” manufacturing and distributed operations catering to several verticals including industrial machinery, instrumentation and controls, medical devices, printing and packaging, automotive, aerospace and defense, energy and high tech; (3) hospitality solutions designed for the hotel, resort, casino, food service, sports and entertainment industry, that can manage and streamline virtually every aspect of a hospitality organization, from POS or property management system integration, to cash and sales management, centralized procurement, food costing and beverage management, core financials and business intelligence for daily reporting and analysis by outlet and property, all within a single solution and (4) professional services solutions designed to provide the project accounting, time and expense management, and financial solutions to support staffing projects effectively, managing engagement delivery, streamlining financial operations and analyzing business performance for serviced-based companies in the consulting, banking, financial services, and software sectors.

•

Retail segment — The Retail segment supports both large, distributed POS environments that require a comprehensive multichannel retail solution with store operations, cross-channel order management, CRM, loyalty management, merchandising, business intelligence, audit and operations management capabilities, as well as small- to mid-sized, independent or affiliated retailers that require integrated POS or ERP offerings. Our retail segment caters to hard good and soft good verticals including general merchandise, specialty retailers, apparel and footwear, sporting goods, department stores, independent hardware retailers, lumber and home centers, lawn and garden centers, farm and agriculture, pharmacies, beauty supply and cosmetics, as well as customers involved in the manufacture, distribution, sale and installation of new and remanufactured parts used in the maintenance and repair of automobiles and light trucks in North America, the United Kingdom, and Ireland, including several retail chains in North America.

Segment Revenue and Contribution Margin

The results of the reportable segments are derived from our management reporting system. The results are based on our method of internal reporting and are not necessarily in conformity with GAAP. Our management measures the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data is not reviewed by our management at the segment level and therefore is not included.

Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and legal settlement fees. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs.

Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs such as human resources, finance and accounting, stock-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income.

There are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margin. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.

The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. We use contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While our management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements. In addition, our calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.

Reportable segment financial information for the period of Inception to September 30, 2011 is as follows (in thousands):

	Inception to September 30, 2011
	ERP	Retail	Total
Revenues	$178,918	$125,837	$304,755
Contribution margin	$40,787	$41,149	$81,936

The Predecessor’s reportable segment financial information for the period of October 1, 2010 to May 15, 2011 and for the years ended September 30, 2010 and 2009 are as follows (in thousands):

	Predecessor
	October 1, 2010 to May 15, 2011
	ERP	Retail	Total
Revenues	$100,715	$126,615	$227,330
Contribution margin	$44,049	$40,981	$85,030

	Predecessor
	Year Ended September 30, 2010			Year Ended September 30, 2009
	ERP	Retail	Total	ERP	Retail	Other	Total
Revenues	$152,130	$217,092	$369,222	$155,453	$211,912	$373	$367,738
Contribution margin	$65,987	$70,351	$136,338	$64,938	$68,071	$373	$133,382

The reconciliation of total segment contribution margin to our income (loss) from continuing operations before income taxes is as follows (in thousands):

		Predecessor
	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
Segment contribution margin	$81,936	$85,030	$136,338	$133,382
Corporate and unallocated costs	(22,824)	(17,153)	(23,918)	(24,786)
Stock-based compensation expense	—	(5,713)	(3,750)	(3,569)
Depreciation and amortization	(50,716)	(25,322)	(39,611)	(38,613)
Impairment of goodwill	—	—	—	(107,000)
Rent purchase accounting adjustment	(178)	—	—	—
Inventory purchase accounting adjustment	(376)	—	—	—
Acquisition-related	(42,581)	(16,846)	(2,862)	(378)
Restructuring costs	(11,049)	(27)	(2,981)	(4,342)
Interest expense	(36,643)	(33,069)	(30,427)	(40,400)
Gain on retirement of debt	—	—	—	18,958
Other income (expense), net	(257)	223	(101)	(992)

Income (loss) from continuing operations before income taxes	$(82,688)	$(12,877)	$32,688	$(67,740)

Geographic Information

The following table displays a breakdown of revenues by geographic area for the period from Inception to September 30, 2011. Other locations include Central, South and Latin America, Europe, Asia, and New Zealand. No individual locations within Other are significant.

(in thousands)	Inception to September 30, 2011
Revenues:
United States	$249,647
Canada	16,897
United Kingdom	10,149
Australia	9,237
Other	18,825

Total	$304,755

The following table displays a breakdown of Predecessor revenues by geographic area for the period from October 1, 2010 to May 15, 2011, and the years ended September 30, 2010 and 2009. The geographic area covers the United States and Other, which includes Canada, Latin America, Europe and Asia. No individual locations within Other are significant.

	October 1, 2010 to May 15, 2011	Year Ended September 30,
(in thousands)		2010	2009
Revenues:
United States	$212,364	$355,034	$354,035
Other	14,966	14,188	13,703

Total	$227,330	$369,222	$367,738

The following table presents total fixed assets by geography. The geographic area covers the United States and Other, which includes Canada, Latin America and Europe. No individual locations within Other are significant.

	September 30,
		Predecessor
	2011	2010
Fixed assets:
United States	$46,945	$5,955
Other	8,209	94

Total	$55,154	$6,049

Cost of Systems Revenue Information

The components of cost of systems revenue are as follows:

		Predecessor
			Year Ended September 30,
(in thousands)	Inception to September 30, 2011	October 1, 2010 to May 15, 2011	2010	2009
Components of cost of systems revenue:
License	$9,188	$3,756	$4,646	$4,569
Professional Services	18,620	15,721	31,109	26,597
Hardware	52,059	18,541	28,855	34,041
Other	1,405	1,904	3,376	3,727

Total	$81,272	$39,922	$67,986	$68,934

NOTE 15—EMPLOYEE BENEFIT PLANS

As of September 30, 2011, there have been no changes to the employee benefit plans of Activant or Legacy Epicor. Below is a summary of our employee benefit plans.

Activant Plans

Activant 401(k) Plan

We have a savings and investment plan known as the Activant Solutions Inc. Savings and Investment Plan (the “Activant 401(k) Plan”), as allowed under Sections 401(k) and 401(a) of the Internal Revenue Code. The

Activant 401(k) Plan provides employees with tax deferred salary deductions and alternative investment options. Employees are eligible to participate the first day of hire and are able to apply for and secure loans from their account in the Activant 401(k) Plan.

The Activant 401(k) Plan provides for contributions as determined annually by our board of directors. We match 50% of the first 6% of compensation contributed by each employee, up to $3,000. The deferred amount cannot exceed 25% of the annual aggregate salaries of those employees eligible for participation (highly compensated executive participants were limited to a maximum of 10%). In July 2009, in light of the economic conditions at that time, the Predecessor suspended its matching contributions to the 401(k) Plan, as permitted under Sections 401(k) and 401(a) of the Internal Revenue Code. In July 2010 the Predecessor reinstated its matching contributions to the 401(k) Plan. For the period of Inception to September 30, 2011 our contributions to the Activant Plan amounted to $1.0 million.

For the period October 1, 2010 through May 15, 2011 and the years ended September 30, 2010 and 2009, the Predecessor’s contributions amounted to $1.6 million, $2.0 million and $2.4 million, respectively. During fiscal year 2010 and 2009 the Predecessor made catch-up matching contributions of $0.9 million and $1.5 million, respectively, which are included in the aforementioned contribution amounts.

Deferred Compensation Plan

We have a “top-hat” deferred compensation plan (“Deferred Compensation Plan”). Under the Deferred Compensation Plan, an eligible participant is permitted to defer, in compliance with Section 409A of the Internal Revenue Code, any percentage (from 0% to 100%) of his or her qualifying base salary and bonus above the limit that could be contributed to our 401(k) Plan for each calendar year. Additionally, we can credit participant accounts with employer contributions at any time. We and the Predecessor did not make any such contributions during the periods Inception to September 30, 2011, October 1, 2010 to May 15, 2011 or the years ended September 30, 2010 or 2009.

All amounts allocated to a participant’s deferral account are adjusted at the end of each calendar year for investment gains and losses based on the performance of certain hypothetical investment choices selected by participants. Participants may change their selected investment choices as permitted by the plan administrator. We remain liable to pay all amounts deferred in a participant’s deferral account, as adjusted for all notional investment gains and losses, at the time specified in a participant’s deferral election, or otherwise as permitted under the terms of the Deferred Compensation Plan.

At September 30, 2011 and September 30, 2010, our and the Predecessor’s liability to plan participants for salary deferrals under this plan, adjusted for notional gains and losses, was $3.7 million and $2.2 million, respectively, and included in other liabilities in the accompanying consolidated balance sheets.

Legacy Epicor Plans

Legacy Epicor 401(k) Plan

The Legacy Epicor 401(k) salary deferral plan (the “Legacy Epicor 401(k) Plan”) is funded based on employee contributions. The terms of the Legacy Epicor 401(k) Plan provide for us to make contributions to the Legacy Epicor 401(k) Plan on behalf of each eligible employee in an amount equal to 50% of the first 4% of each eligible employee’s deferred compensation contribution. Our contributions to the Legacy Epicor 401(k) Plan were approximately $1.7 million during the period of Inception to September 30, 2011.

Deferred Compensation Plan

The Legacy Epicor deferred compensation plan permits certain eligible United States executives to defer a portion of their compensation. Benefit payments under the plan are funded by contributions from the participants. There is no employer match. At September 30, 2011, we had $1.5 million of deferred compensation under the plan included in other liabilities in the accompanying consolidated balance sheets.

Postretirement Life Insurance Plan

We are obligated under a postretirement benefit plan to maintain life insurance policies on former employees from an acquired business of Legacy Epicor. The obligation is measured as the actuarial value of the cost of insurance. At September 30, 2011, the fair value of the postretirement obligation was $1.8 million, which was recorded in other liabilities in the consolidated balance sheets, of which $0.2 million, was recognized in accumulated other comprehensive loss related to the actuarial valuation.

Defined Benefit Pension Plan

In conjunction with the acquisition, we assumed a liability for a defined benefit pension plan that provides pension benefits for certain Legacy Epicor employees in the United Kingdom upon retirement. The plan is maintained in British pound sterling. The plan was closed to new entrants prior to the acquisition, and the plan participants are no longer employed by us.

Net Periodic Pension Cost

The net periodic pension cost of our defined benefit pension plan included the following components:

(in thousands)	Inception to September 30, 2011
Interest cost on projected benefit obligation	$139
Expected return on plan assets	(121)
Amortization of net loss	—

Net periodic pension cost	$18

Obligations and Funded Status

Change in benefit obligation:

(in thousands)	Inception to September 30, 2011
Projected benefit obligation, May 15, 2011	$7,040
Interest cost	139
Benefits paid	(40)
Actuarial loss on liabilities	(175)
Foreign currency exchange rate changes	(296)

Projected benefit obligation, September 30, 2011	$6,668

Change in plan assets:

(in thousands)	Inception to September 30, 2011
Fair value of assets, May 15, 2011	$5,896
Actual return on assets	(142)
Contributions	183
Benefits paid	(40)
Foreign currency exchange rate changes	(251)

Fair value of assets, September 30, 2011	$5,646

Funded status	$(1,022)

At September 30, 2011, the accrued benefit obligation is equal to the projected benefit obligation of $6.7 million. The net funded status is in other liabilities on the consolidated balance sheets. There are no current liabilities or noncurrent assets with respect to the plan in the consolidated balance sheets. There are no amounts recognized in accumulated other comprehensive income.

Assumptions

The following assumptions were used to determine the benefit obligations and net periodic pension costs:

September 30, 2011
Discount rate	5.1% per annum
Expected long term return on plan assets	5.0% per annum
Rate of future salary increases	N/A

The expected long-term rate of return on assets assumption is chosen based on the facts and circumstances that existed at the measurement date and the mix of assets held at that date.

Plan Assets

Our investment policy is determined by the trustees of the plan after consulting us and includes a periodic review of the pension plan’s investment in the various asset classes. Our asset allocations by asset category are as follows. Level 1 asset fair values are derived from prices of actively traded identified assets. Level 2 asset fair values are derived from other observable inputs.

	Fair Value of Plan Assets at September 30, 2011	Fair Value Measurement Using			Percentage of Fair Value of Plan Assets
Asset Category		Level 1	Level 2	Level 3
Cash	$1,308	$1,308	$—	$—	23.2%
Pooled Funds:
UK equities (a)	725	725	—	—	12.8%
European equities (b)	250	250	—	—	4.4%
North American equities (c)	219	219	—	—	3.9%
Property (d)	499	—	499	—	8.8%
Government bonds (e)	725	—	725	—	12.8%
Corporate bonds (f)	1,415	—	1,415	—	25.1%
Index linked bonds (g)	505	—	505	—	8.9%

Total	$5,646	$2,502	$3,144	$—	100.0%

(a)	This consists of two pooled pension funds, with 35% invested in a fund predominantly invested in UK Blue Chip stocks and the balance invested in a fund whose aim is to benefit from UK recovery stocks.
(b)	This is a pooled pension fund holding European equities.
(c)	This is a pooled pension fund holding North American equities.
(d)	This is a pooled pension fund holding UK property.
(e)	This consists of three pooled pension funds invested in a mix of UK and overseas government bonds.
(f)	This consists of four pooled pension funds holding a variety of corporate bonds.
(g)	This is a pooled pension fund holding UK long dated index linked bonds.

In determining the mix of assets, the trustees of the plan have taken into account the plan liabilities. In particular, the significant bond holding is intended to reduce the volatility of the financial position. Net cash flow is currently being held in cash pending a review of the investment strategy. The assets are diversified and are managed in accordance with applicable laws, and with the goal of maximizing the plan’s return within acceptable risk parameters. The pension plan’s assets did not include any of our stock at September 30, 2011.

Estimated Future Benefit Payments

The schedule below shows the estimated future benefit payments for the defined benefit pension plan and the postretirement life insurance plan for each of the years 2012 through 2016 and the aggregate of the succeeding five years:

(in thousands) Year Ending September 30,
2012	$207
2013	233
2014	372
2015	286
2016	308
2017 thru 2021	1,969

There is no further accrual of benefits because plan participants include only terminated employees so the only contributions required are those needed to fund the shortfall in the plan. During 2012, we are currently committed to contribute approximately $423,000 to the plan to cover the shortfall. Administrative costs of the plan are paid directly by us.

NOTE 16—DISCONTINUED OPERATIONS—PREDECESSOR

On April 16, 2010, the Predecessor completed the sale of its productivity tools business for approximately $12.0 million in cash. The gain recorded on the sale was approximately $6.2 million, net of $3.0 million in taxes. Accordingly, the Predecessor separately classified the results of operations, assets and liabilities, and cash flows of the discontinued operations in the consolidated financial statements for all periods presented.

The Predecessor’s loss from discontinued operations, net of income taxes, for the years ended September 30, is summarized as follows (in thousands):

	2010	2009
Revenue from discontinued operations	$6,452	$9,538
Expenses from discontinued operations	4,661	15,083

Income (loss) from discontinued operations before income taxes	1,791	(5,545)
Income tax expense (benefit)	2,148	(1,370)

Loss from discontinued operations, net of income taxes	$(357)	$(4,175)

NOTE 17—LITIGATION

We are currently involved in various claims and legal proceedings which are discussed below. Quarterly, we review the status of each significant matter and assess our potential financial exposure. For legal and other contingencies, we accrue a liability for an estimated loss if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether the amount of an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time the accruals are made. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. We cannot currently estimate a reasonably possible range of loss for each action discussed below.

IAP Litigation

On July 12, 2010, Internet Autoparts, Inc. (“IAP”) filed a complaint in the District Court of Travis County, Texas (the “District Court”) against Activant Solutions Inc. (“Activant”). In the complaint, IAP alleged that Activant aided and abetted breaches of fiduciary duties by our appointee directors of IAP, and that Activant tortiously interfered with a contractual relationship of IAP by licensing catalogs and catalog services to General Parts, Inc. (“GPI”), which then allegedly used such catalogs and services to breach a covenant not to compete in IAP’s stockholders agreement. Both Activant and GPI are parties to IAP’s stockholders agreement. IAP sought to recover unspecified damages, including punitive damages, consequential or special damages, interest and any other relief to which it may be entitled. In August 2011, the parties agreed to a mutual settlement in favor of Activant and a dismissal of the lawsuit and the arbitration proceedings. The matter is now considered closed. Epicor Software Corporation, continues to own approximately 46% of the outstanding common stock of IAP and holds two of five seats on IAP’s board of directors.

State Court Shareholder Litigation

Following the announcement in March 2011 of the Merger Agreement with funds advised by Apax, four (4) putative stockholder class action suits were filed in the Superior Court of California, Orange County, and two (2) such suits were filed in Delaware Chancery Court. The actions filed in California are entitled Kline v. Epicor Software Corp. et al.,(filed Apr. 6, 2011); Tola v. Epicor Software Corp. et al., (filed Apr. 8, 2011); Watt v. Epicor Software Corp. et al., (filed Apr. 11, 2011), Frazer v. Epicor Software et al., (filed Apr. 15, 2011). The actions pending in Delaware are entitled Field Family Trust Co. v. Epicor Software Corp. et al., (filed Apr. 12, 2011) and Hull v. Klaus et al.,(filed Apr. 22, 2011). Amended complaints were filed in the Tola and Field Family Trust actions on April 13, 2011 and April 14, 2011, respectively. Plaintiff Kline dismissed his lawsuit on April 18, 2011 and shortly thereafter filed an action in federal district court (see below).

The state court suits alleged that the Epicor directors breached their fiduciary duties of loyalty and due care, among others, by seeking to complete the sale of Epicor to funds advised by Apax through an allegedly unfair process and for an unfair price and by omitting material information from the Solicitation/Recommendation Statement on Schedule 14D-9 that Epicor filed on April 11, 2011 with the SEC. The complaints also alleged that Epicor, Apax Partners, L.P. and Element Merger Sub, Inc. aided and abetted the directors in the alleged breach of fiduciary duties. The plaintiffs sought certification as a class and relief that included, among other things, an order enjoining the Tender Offer and Merger, rescission of the Merger, and payment of plaintiff’s attorneys’ fees and costs. On April 25, 2011, plaintiff Hull filed a motion in Delaware Chancery Court for a preliminary injunction seeking to enjoin the parties from taking any action to consummate the transaction. On April 28, 2011, plaintiff Hull withdrew this motion. On May 2, 2011, after engaging in discovery, plaintiffs advised that they did not intend to seek injunctive relief in connection with the merger but would instead file an amended complaint seeking damages in California Superior Court following the consummation of the tender offer. On May 11, 2011, the Superior Court for the County of Orange entered an Order consolidating the Tola, Watt, and Frazer cases pursuant to a joint stipulation of the parties. Plaintiffs filed a Second Amended Complaint on September 1, 2011 and we filed a demurrer (motion to dismiss) to this amended complaint on September 29, 2011. The demurrers were heard on December 12, 2011, and the Court overruled them. The matter is expected to proceed to discovery in early 2012.

Federal Shareholder Litigation

Kline v. Epicor Software Corporation, et al. was filed on April 29, 2011, in the United States District Court for the Central District of California, against Epicor, Apax Partners, L.P., Purchaser, Parent, former Epicor Chairman and CEO, L. George Klaus, former Epicor director Richard Pickup, and his son, Todd Pickup. The suit alleged that support agreements entered into by the defendants in connection with the tender offer violate the “Best Price” rule found in § 14(d)(7) of the Securities Exchange Act, by allowing Klaus and the Pickups to realize greater consideration for their shares than is available to other shareholders through the tender offer. On July 22, 2011, plaintiff filed a Notice of Voluntary Dismissal Without Prejudice of this lawsuit.

NOTE 18—ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the balances in accumulated other comprehensive income as of September 30, 2011(in thousands):

	Balance at Inception	Activity from Inception to September 30, 2011	Balance at September 30, 2011
Foreign currency translation adjustments	$—	$(1,908)	$(1,908)
Unrealized loss on cash flow hedges, net of tax	—	(1,173)	(1,173)
Net unrealized loss postretirement life insurance plan, net of tax	—	(235)	(235)

Total	$—	$(3,316)	$(3,316)

NOTE 19—GUARANTOR CONSOLIDATION

The 2011 credit agreement and the senior notes are guaranteed by our existing, material wholly-owned domestic subsidiaries (collectively, the “Guarantors”). Our other subsidiaries (collectively, the “Non-Guarantors”) are not guarantors of the 2011 credit agreement and the senior notes. The following tables set forth financial information of the Guarantors and Non-Guarantors for the condensed consolidated balance sheets as of September 30, 2011 and September 30, 2010 (Predecessor), the condensed consolidated statements of operations and cash flows for the period from Inception through September 30, 2011, the period from October 1, 2010 through May 15, 2011 (Predecessor), and for the years ended September 30, 2010 and 2009 (Predecessor). The information is presented on the equity method of accounting together with elimination entries necessary to reconcile to the consolidated financial statements.

Consolidating Balance Sheet

	September 30, 2011
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS:
Current assets:
Cash and cash equivalents	$31	$14,657	$30,108	$—	$44,796
Trade accounts receivable, net	—	74,099	49,891	—	123,990
Inventories	—	3,926	514	—	4,440
Deferred income taxes	—	14,714	15,014	—	29,728
Income taxes receivable	14,794	(6,717)	1,541	—	9,618
Prepaid expenses and other current assets	94	9,154	23,251	—	32,499

Total current assets	14,919	109,833	120,319	—	245,071
Property and equipment, net	—	25,416	29,738	—	55,154
Intangible assets, net	—	790,394	112,582	—	902,976
Goodwill	—	926,891	259,440	—	1,186,331
Deferred financing costs	37,649	—	—	—	37,649
Other assets	1,873,292	(232,167)	(377,139)	(1,222,836)	41,150

Total assets	$1,925,860	$1,620,367	$144,940	$(1,222,836)	$2,468,331

LIABILITIES AND STOCKHOLDER’S EQUITY:
Current liabilities:
Accounts payable	$—	$19,600	$5,614	$—	$25,214
Payroll related accruals	—	15,921	8,876	—	24,797
Deferred revenue	—	74,208	41,701	—	115,909
Current portion of long term debt	8,700	—	—	—	8,700
Accrued interest payable	15,042	—	—	—	15,042
Accrued expenses and other current liabilities	1,323	20,989	24,430	—	46,742

Total current liabilities	25,065	130,718	80,621	—	236,404
Long term debt, net of original issue discount	1,315,544	15	—	—	1,315,559
Deferred income tax liabilities	(5,321)	240,249	51,570	—	286,498
Other liabilities	2,856	27,094	12,204	—	42,154

Total liabilities	1,338,144	398,076	144,395	—	1,880,615
Total stockholder’s equity	587,716	1,222,291	545	(1,222,836)	587,716

Total liabilities and stockholder’s equity	$1,925,860	$1,620,367	$144,940	$(1,222,836)	$2,468,331

Consolidating Statements of Operations

	Predecessor October 1, 2010 through May 15, 2011
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non Guarantor Subsidiaries	Eliminations		Consolidated
Revenues:
Systems	$	$71,749	$2,000	$		$73,749
Services	—	146,716	6,865		—	153,581

Total revenues	—	218,465	8,865		—	227,330

Operating expenses:
Cost of systems revenues	—	38,915	1,007		—	39,922
Cost of services revenues	—	44,263	3,603		—	47,866
Sales and marketing	—	35,022	1,178		—	36,200
Product development	—	18,614	1,045		—	19,659
General and administrative	—	21,342	177		—	21,519
Depreciation and amortization	—	25,088	234		—	25,322
Acquisition-related costs	—	16,846	—		—	16,846
Restructuring costs	—	101	(74)		—	27

Total operating expenses	—	200,191	7,170		—	207,361

Operating income	—	18,274	1,695		—	19,969

Interest expense	—	(33,071)	2		—	(33,069)
Other income (expense), net	—	6,496	(6,273)		—	223

Loss before income taxes	—	(8,301)	(4,576)		—	(12,877)

Income tax expense (benefit)	—	(4,846)	358		—	(4,488)

Net loss	$—	$(3,455)	$(4,934)		$—	$(8,389)

	May 16, 2011 through September 30, 2011
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non Guarantor Subsidiaries	Eliminations		Consolidated
Revenues:
Systems	$(6)	$99,530	$50,642	$		$150,166
Services	—	107,489	47,100		—	154,589

Total revenues	(6)	207,019	97,742		—	304,755

Operating expenses:
Cost of systems revenues	(6)	51,771	29,507		—	81,272
Cost of services revenues	—	36,664	15,576		—	52,240
Sales and marketing	—	35,725	17,932		—	53,657
Product development	—	19,562	11,855		—	31,417
General and administrative	78	21,607	5,926		—	27,611
Depreciation and amortization	—	49,043	1,673		—	50,716
Acquisition-related costs	15,588	26,967	26		—	42,581
Restructuring costs	—	9,103	1,946		—	11,049

Total operating expenses	15,660	250,442	84,441		—	350,543

Operating income (loss)	(15,666)	(43,423)	13,301		—	(45,788)

Interest expense	(35,056)	(1,777)	190		—	(36,643)
Equity in earnings (loss) of subsidiaries	(41,799)	11,718	—		30,081	—
Other income (expense), net	17,854	(16,857)	(1,254)		—	(257)

Income (loss) before income taxes	(74,667)	(50,339)	12,237		30,081	(82,688)

Income tax expense (benefit)	(18,699)	(8,540)	519		—	(26,720)

Net income (loss)	$(55,968)	$(41,799)	$11,718		$30,081	$(55,968)

Consolidating Statements of Cash Flows

	Predecessor October 1, 2010-May 15, 2011
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$33,125	$(5,765)	$—	$27,360

Investing activities:
Purchases of property and equipment	—	(3,853)	(26)	—	(3,879)
Capitalized computer software and database costs	—	(6,750)	—	—	(6,750)

Net cash used in investing activities		(10,603)	(26)	—	(10,629)

Financing activities:
Payment of deferred financing fees	—	(2,594)	—	—	(2,594)
Payment on long-term debt	—	(2,566)	—	—	(2,566)
Excess tax benefits for stock-based compensation	—	509	—	—	509

Net cash used in financing activities	—	(4,651)	—	—	(4,651)

Change in cash and cash equivalents	—	17,871	(5,791)	—	12,080
Cash and cash equivalents, beginning of period	—	68,459	5,831	—	74,290

Cash and cash equivalents, end of period	$—	$86,330	$40	$—	$86,370

	May 16, 2011-September 30, 2011
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(62,555)	$25,049	$33,608	$—	$(3,898)

Investing activities:
Acquisition of Activant Solutions Inc., net of cash received	(886,175)	—	37	—	(886,138)
Acquisition of Legacy Epicor Software Corporation, net of cash received	(717,163)	—	445	—	(716,718)
Purchases of property and equipment	—	(6,121)	(1,308)	—	(7,429)
Capitalized computer software and database costs	—	(4,271)	—	—	(4,271)

Net cash used in investing activities	(1,603,338)	(10,392)	(826)	—	(1,614,556)

Financing activities:
Equity investment from funds advised by Apax	647,000	—	—	—	647,000
Proceeds from senior secured credit and revolving facilities, net of discount	887,925	—	—	—	887,925
Proceeds from senior notes	465,000	—	—	—	465,000
Payment of deferred financing fees	(39,730)	—	—	—	(39,730)
Payments on long-term debt	(294,271)	—	—	—	(294,271)

Net cash provided by financing activities	1,665,924	—	—	—	1,665,924

Effect of exchange rate changes on cash	—	—	(2,674)	—	(2,674)

Change in cash and cash equivalents	31	14,657	30,108	—	44,796
Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	$31	$14,657	$30,108	$—	$44,796

Consolidating Balance Sheet

	Predecessor
	September 30, 2010
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS:
Current assets:
Cash and cash equivalents	$—	68,459	$5,831	$—	$74,290
Trade accounts receivable, net	—	33,468	2,732	—	36,200
Inventories	—	4,252	195	—	4,447
Deferred income tax	—	3,961	—	—	3,961
Income taxes receivable	—	472	969	—	1,441
Prepaids expenses and other current assets	—	4,918	100	—	5,018

Total current assets	—	115,530	9,827	—	125,357
Property and equipment, net	—	5,955	94	—	6,049
Intangible assets, net	—	166,180	1,178	—	167,358
Goodwill	—	539,905	1,549	—	541,454
Deferred financing costs	—	6,671	—	—	6,671
Other assets	—	17,068	999	(13,050)	5,017

Total assets	$—	$851,309	$13,647	$(13,050)	$851,906

LIABILITIES AND STOCKHOLDER’S EQUITY:
Current liabilities:
Accounts payable	$—	$15,752	$118	$—	$15,870
Payroll related accruals	—	16,758	471	—	17,229
Deferred revenue	—	28,232	964	—	29,196
Current portion of long term debt	—	2,566	—	—	2,566
Accrued interest payable	—	8,039	—	—	8,039
Accrued expenses and other current liabilities	—	17,557	(1,323)	—	16,234

Total current liabilities	—	88,904	230	—	89,134
Long term debt, net of original issue discount	—	496,829	—	—	496,829
Deferred income tax liabilities	—	50,871	265	—	51,136
Other liabilities	—	17,843	102	—	17,945

Total liabilities	—	654,447	597	—	655,044
Stockholder’s equity:
Total stockholder’s equity	—	196,862	13,050	(13,050)	196,862

Total liabilities and stockholder’s equity	$—	$851,309	$13,647	$(13,050)	$851,906

Consolidating Statements of Operations

	Predecessor
	For Year Ended September 30, 2010
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Systems	$—	$123,030	$3,394	$—	$126,424
Services	—	231,945	10,853	—	242,798

Total revenues	—	354,975	14,247	—	369,222
Operating expenses:
Cost of systems revenues	—	65,517	2,469	—	67,986
Cost of services revenues	—	71,514	5,629	—	77,143
Sales and marketing	—	54,260	2,130	—	56,390
Product development	—	29,336	1,581	—	30,917
General and administrative	—	27,570	546	—	28,116
Depreciation and amortization	—	39,110	501	—	39,611
Acquisition-related costs	—	2,861	1	—	2,862
Restructuring costs	—	2,429	552	—	2,981

Total operating expenses	—	292,597	13,409	—	306,006
Operating income	—	62,378	838	—	63,216
Interest expense	—	(31,395)	968	—	(30,427)
Equity in earnings (loss) of subsidiaries	—	17,573	—	(17,573)	—
Other income (expense), net	—	(6,933)	6,832	—	(101)

Income (loss) before income taxes	—	41,623	8,638	(17,573)	32,688
Income tax expense (benefit)	—	13,763	185	—	13,948

Income (loss) from continuing operations, net of income taxes	—	27,860	8,453	(17,573)	18,740

Income (loss) from discontinued operations, net of income taxes	—	3,816	(4,173)	—	(357)

Gain (loss) from sale of discontinued operations, net of income taxes	—	(7,115)	13,293	—	6,178

Net income (loss)	$—	$24,561	$17,573	$(17,573)	$24,561

	Predecessor
	For Year Ended September 30, 2009
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Systems	$—	$118,931	3,557	$—	$122,488
Services	—	235,042	10,208	—	245,250

Total revenues		353,973	13,765		367,738
Operating expenses:
Cost of systems revenues	—	66,750	2,184	—	68,934
Cost of services revenues	—	76,567	5,036	—	81,603
Sales and marketing	—	52,325	2,255	—	54,580
Product development	—	30,027	1,340	—	31,367
General and administrative	—	25,428	799	—	26,227
Depreciation and amortization	—	37,965	648	—	38,613
Impairment to goodwill		107,000	—		107,000
Acquisition-related costs	—	276	102	—	378
Restructuring costs	—	3,275	1,067	—	4,342

Total operating expenses	—	399,613	13,431	—	413,044
Operating income (loss)	—	(45,640)	334	—	(45,306)
Interest expense	—	(41,119)	719		(40,400)
Equity in earnings (loss) of subsidiaries	—	(10,403)	—	10,403	—
Other income (expense), net	—	19,896	(1,930)	—	17,966

Income (loss) before income taxes	—	(77,266)	(877)	10,403	(67,740)
Income tax expense (benefit)	—	17,632	2,488	—	20,120

Income (loss) from continuing operations, net of income taxes	—	(94,898)	(3,365)	10,403	(87,860)

Income (loss) from discontinued operations, net of income taxes	—	2,863	(7,038)	—	(4,175)

Net income (loss)	$—	$(92,035)	$(10,403)	$10,403	$(92,035)

Consolidating Statements of Cash Flows

	Predecessor September 30, 2010
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities—continuing operations	$—	$62,928	$(4,473)	$—	$58,455
Net cash provided by (used in) operating activities—discontinued operations	—	(588)	98	—	(490)

Net cash provided by (used in) operating activities		$62,340	(4,375)	—	57,965

Investing activities:
Purchases of property and equipment	—	(5,112)	(36)	—	(5,148)
Capitalized computer software and database costs	—	(11,068)	—	—	(11,068)

Net cash used in investing activities—continuing operations		(16,180)	(36)	—	(16,216)
Net cash provided by investing—discontinued operations	—	3,583	7,885		11,468

Net cash provided by (used in) investing activities		(12,597)	7,849	—	(4,748)

Financing activities:
Payments on long-term debt	—	(23,500)	—	—	(23,500)

Net cash used in financing activities	—	(23,500)	—	—	(23,500)

Change in cash and cash equivalents	—	26,243	3,474	—	29,717
Cash and cash equivalents, beginning of period	—	42,216	2,357	—	44,573

Cash and cash equivalents, end of period	$—	$68,459	$5,831	$—	$74,290

	Predecessor September 30, 2009
	Guarantor
(in thousands)	Principal Operations	Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities—continuing operations	$—	$64,732	$(3,373)	$—	$61,359
Net cash provided by (used in) operating activities—discontinued operations	—	3,566	(178)	—	3,388

Net cash provided by (used in) operating activities		$68,298	(3,551)	—	64,747

Investing activities:
Acquisition of Activant Solutions Inc., net of cash received			—	—	—
Acquisition of Legacy Epicor Software Corporation, net of cash received			—	—	—
Purchases of property and equipment	—	(2,373)	(23)	—	(2,396)
Capitalized computer software and database costs	—	(9,024)	—	—	(9,024)

Net cash used in investing activities—continuing operations		(11,397)	(23)	—	(11,420)
Net cash used in investing—discontinued operations	—	(1)	(1)		(2)

Net cash used in investing activities		(11,398)	(24)	—	(11,422)

Financing activities:
Payments on long-term debt	—	(33,512)	—	—	(33,512)
Exercise of options		196	—	—	196
Repurchases of Activant Group common stock		(385)	—	—	(385)
Repurchases of debt		(39,840)	—	—	(39,840)

Net cash used in financing activities	—	(73,541)	—	—	(73,541)

Change in cash and cash equivalents	—	(16,641)	(3,575)	—	(20,216)
Cash and cash equivalents, beginning of period	—	58,857	5,932	—	64,789

Cash and cash equivalents, end of period	$—	$42,216	$2,357	$—	$44,573

NOTE 20—QUARTERLY INFORMATION (UNAUDITED)

The following tables present selected unaudited consolidated statements of operations information for each quarter of fiscal years 2011 and 2010 (in thousands):

			Predecessor
				Quarter Ended
	Quarter Ended September 30, 2011	Inception to June 30, 2011	April 1, 2011 to May 15, 2011	March 31, 2011	December 31, 2010
Total revenues	$202,182	$102,573	$47,226	$90,264	$89,840
Gross profit	116,552	54,691	29,110	56,283	54,149
Net income (loss)	(17,170)	(38,798)	(13,848)	1,948	3,511

	Predecessor
	Quarter Ended
	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Total revenues	$97,120	$90,211	$93,766	$88,125
Gross profit	61,362	54,962	55,110	52,659
Net income (loss)	4,144	11,912	3,982	4,523

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Epicor Software Corporation

We have audited the accompanying consolidated balance sheets of Epicor Software Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Epicor Software Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Irvine, California

March 14, 2011

EPICOR SOFTWARE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$103,076	$106,861
Short-term investments	419	—
Accounts receivable, net	92,622	90,011
Deferred income taxes	13,755	11,572
Inventory, net	2,014	1,819
Prepaid expenses and other current assets	21,736	13,976

Total current assets	233,622	224,239

Property and equipment, net	28,492	28,511
Deferred income taxes	26,970	21,867
Intangible assets, net	65,206	84,107
Goodwill	377,894	368,336
Other assets	9,316	10,990

Total assets	$741,500	$738,050

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,371	$13,966
Accrued compensation and benefits	21,313	21,790
Other accrued expenses	26,731	24,964
Current portion of long-term debt	258	202
Current portion of accrued restructuring costs	2,212	1,694
Current portion of deferred revenue	97,650	96,040

Total current liabilities	162,535	158,656

Long-term debt, less current portion	243,934	255,535
Long-term portion of accrued restructuring costs	4,971	4,423
Long-term portion of deferred revenue	394	392
Long-term deferred income taxes and other income taxes	16,588	15,172
Other long-term liabilities	3,278	3,785

Total long-term liabilities	269,165	279,307

Commitments and contingencies (Note 8)

Stockholders’ equity:
Common stock, $0.001 par value, 180,000 shares authorized: 65,730 and 63,121 shares issued and outstanding	66	63
Additional paid-in capital	441,990	422,460
Less: treasury stock at cost, 2,375 and 1,969 shares	(24,373)	(20,670)
Accumulated other comprehensive loss	(4,909)	(4,825)
Accumulated deficit	(102,974)	(96,941)

Total stockholders’ equity	309,800	300,087

Total liabilities and stockholders’ equity	$741,500	$738,050

See accompanying notes to consolidated financial statements.

EPICOR SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31,
	2010	2009	2008
Revenues:
License fees	$81,992	$70,235	$90,416
Consulting	137,649	128,413	152,153
Maintenance	193,694	190,943	192,308
Hardware and other	26,948	20,033	53,002

Total revenues	440,283	409,624	487,879

Cost of revenues:
License fees	18,690	14,646	18,215
Consulting	110,347	104,307	125,747
Maintenance	47,935	44,009	48,110
Hardware and other	23,518	17,587	47,840
Amortization of intangible assets	27,825	30,772	32,896

Total cost of revenues	228,315	211,321	272,808

Gross profit	211,968	198,303	215,071
Operating expenses:
Sales and marketing	90,450	75,105	82,883
Software development	52,475	49,207	52,533
General and administrative	49,819	54,410	52,139
Restructuring and other	5,092	2,210	9,143
Write-off of in-process research and development	—	—	200

Total operating expenses	197,836	180,932	196,898

Income from operations	14,132	17,371	18,173

Other income (expense):
Interest expense	(20,020)	(22,363)	(22,522)
Interest and other income (expense), net	(893)	411	303

Other expense, net	(20,913)	(21,952)	(22,219)

Loss before income taxes	(6,781)	(4,581)	(4,046)
Income tax benefit	(748)	(3,343)	(595)

Net loss	$(6,033)	$(1,238)	$(3,451)

Net loss per share:
Basic and diluted	$(0.10)	$(0.02)	$(0.06)
Weighted average common shares outstanding:
Basic and diluted	58,977	57,889	58,351

See accompanying notes to consolidated financial statements.

EPICOR SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(in thousands)

	Common Stock			Treasury Stock
	Shares	Amount	Additional Paid-in Capital	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Net Stockholders’ Equity	Comprehensive Loss
Balance at December 31, 2007	59,707	$60	$403,282	1,119	$(13,883)	$61	$(92,252)	$297,268
Acquisition of treasury stock				437	(4,575)			(4,575)
Stock-based compensation expense			7,045					7,045
Stock-based compensation expense included in restructuring expense			1,265					1,265
Issuance of restricted stock	1,281	1	(1)					—
Employee stock purchases	68		561					561
Exercise of stock options	394		1,597					1,597
Excess tax benefits of stock compensation			400					400
Net loss							(3,451)	(3,451)	$(3,451)
Foreign currency translation						(4,554)		(4,554)	(4,554)
Net unrealized loss on derivative financial instruments, net of tax						(326)		(326)	(326)
Net unrealized gain on pension plan liabilities, net of tax						725		725	725

Balance at December 31, 2008	61,450	61	414,149	1,556	(18,458)	(4,094)	(95,703)	295,955	$(7,606)

Acquisition of treasury stock				413	(2,212)			(2,212)
Stock-based compensation expense			8,108					8,108
Stock-based compensation expense included in restructuring expense			183					183
Issuance of restricted stock	1,485	2	(2)					—
Employee stock purchases	112		474					474
Exercise of stock options	74		207					207
Excess tax benefits of stock compensation			(659)					(659)
Net loss							(1,238)	(1,238)	$(1,238)
Foreign currency translation						(154)		(154)	(154)
Net realized loss on derivative financial instruments, net of tax						326		326	326
Net unrealized loss on pension plan liabilities, net of tax						(903)		(903)	(903)

Balance at December 31, 2009	63,121	63	422,460	1,969	(20,670)	(4,825)	(96,941)	300,087	$(1,969)

Acquisition of treasury stock				406	(3,703)			(3,703)
Stock-based compensation expense			18,328					18,328
Stock-based compensation expense included in restructuring expense			98					98
Issuance of restricted stock	2,433	3	(3)					—
Employee stock purchases	71		523					523
Exercise of stock options	105		362					362
Excess tax benefits of stock compensation			222					222
Net loss							(6,033)	(6,033)	$(6,033)
Foreign currency translation						110		110	110
Net unrealized loss on pension plan liabilities, net of tax						(194)		(194)	(194)

Balance at December 31, 2010	65,730	$66	$441,990	2,375	$(24,373)	$(4,909)	$(102,974)	$309,800	$(6,117)

See accompanying notes to consolidated financial statements.

EPICOR SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2010	2009	2008
Operating activities
Net loss	$(6,033)	$(1,238)	$(3,451)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	35,180	38,698	41,110
Stock-based compensation expense	18,328	8,108	7,045
Provision for doubtful accounts	2,921	4,287	3,288
Provision for excess and obsolete inventory	129	341	422
Amortization and write-off of debt issuance fees	1,712	4,437	1,757
Amortization of long-term debt discount	8,498	7,907	7,356
Deferred taxes	(5,599)	(8,117)	(3,251)
Restructuring charges	5,092	2,187	9,143
Change in fair value of interest rate swaps	(373)	504	—
Excess tax benefits from share-based payment arrangements	(1,228)	(636)	(847)
In-process research and development charge	—	—	200
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	(3,600)	(925)	15,900
Inventory	(323)	2,909	244
Prepaid expenses and other current assets	(5,473)	(2,999)	1,820
Other assets	(12)	(106)	1,271
Income taxes payable	800	(29)	(2,602)
Accounts payable	13	(235)	(6,933)
Accrued expenses	(2,579)	(166)	(7,371)
Accrued restructuring costs	(3,518)	(5,905)	(10,019)
Deferred revenue	(236)	841	9,349
Other long-term liabilities	(255)	1,721	(12)

Net cash provided by operating activities	43,444	51,584	64,419

Investing activities
Purchases of property and equipment	(7,042)	(4,093)	(9,946)
Cash paid for asset and business acquisitions, net of cash acquired	(16,443)	(973)	(285,945)
Sale of short-term investment	—	—	1,371
Cash designated for acquisition	—	—	161,000

Net cash used in investing activities	(23,485)	(5,066)	(133,520)

Financing activities
Proceeds from long-term debt	—	72,500	160,000
Principal payments on long-term debt	(20,218)	(100,196)	(62,357)
Debt issuance fees	—	(1,021)	(6,021)
Proceeds from exercise of stock options	362	207	1,597
Proceeds from employee stock purchase plan	523	474	561
Excess tax benefits from share-based payment arrangements	1,228	636	847
Purchase of treasury stock	(3,703)	(2,212)	(4,575)

Net cash provided by (used in) financing activities	(21,808)	(29,612)	90,052

Effect of exchange rate changes on cash	(1,936)	191	(6,345)

Net increase (decrease) in cash and cash equivalents	(3,785)	17,097	14,606
Cash and cash equivalents at beginning of period	106,861	89,764	75,158

Cash and cash equivalents at end of period	$103,076	$106,861	$89,764

See accompanying notes to consolidated financial statements.

EPICOR SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Epicor Software Corporation, a Delaware corporation, and its subsidiaries (Epicor or the Company) design, develop, market and support integrated enterprise business software solutions for use by mid-size businesses as well as divisions and subsidiaries of larger corporations worldwide. The Company also offers support, consulting and education services in support of its customers’ use of its software products. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, cash flows used to evaluate the recoverability of the Company’s long-lived assets, valuation allowances for deferred tax assets, estimation of uncertain tax positions, lives of intangible assets, property, plant and equipment, post retirement benefits, interest rate for nonconvertible debt and certain accrued liabilities related to restructuring activities.

Cash and Cash Equivalents

The Company’s cash and cash equivalents consists primarily of cash in various banks throughout the world. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, of which the Company has less than 2% included its cash and cash equivalents balance.

Short-Term Investments

SPECTRUM Human Resource Systems Corporation (Spectrum) held municipal bonds at the date of acquisition and through the end of fiscal 2010, and the Company sold these investments during the first quarter of 2011. The Company classifies these investments in debt instruments as trading securities. Short term investments are carried at fair value and are classified as trading securities with their cost basis determined by the specific identification method. Realized and unrealized gains and losses on trading securities are included in other income (expense), net in the Consolidated Statements of Operation.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, trade receivables and payables, its credit facilities (Note 6), convertible senior notes (Note 6) and interest rate swap agreements (Note 7). The carrying amounts of cash and cash equivalents, trade receivables and payables and the credit facilities approximate fair value because of their short-term maturities. The short-term investments are reported at their fair value as of December 31, 2010. The interest rate swap agreements are reported at fair value as of December 31, 2010 and 2009. The fair value of the $230,000,000 convertible senior notes at December 31, 2010 and 2009 was $223,100,000 and $196,650,000, respectively, as determined based upon quoted market prices.

Inventory

Inventories, which are comprised solely of finished goods, are stated at the lower of cost (first-in, first-out or “FIFO”) or market. Probable losses from obsolete and slow moving inventories are recorded when identified. For the years ended December 31, 2010, 2009 and 2008, the Company recorded $129,000, $341,000 and $422,000, respectively, in provisions for obsolete and slow-moving inventories. As of December 31, 2010 and 2009, the Company maintained related reserves of $297,000 and $168,000, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America. The Company recognizes most of its revenue in accordance with software industry specific GAAP.

The Company enters into contractual arrangements with end-users and value added resellers (VAR’s) of its products to sell software licenses, maintenance services and consulting services, either separately or in various combinations thereof. For each arrangement, revenues are recognized when persuasive evidence of an arrangement exists, the fees to be paid by the customer are fixed or determinable, collection of the fees is probable, delivery of the product has occurred, vendor-specific objective evidence (VSOE) of fair value of any undelivered elements exists and no other significant obligations on the part of the Company remain.

For multiple-element software arrangements, the Company accounts for the fair value of the software license component using the residual method. The residual method generally allows the amount allocable to delivered elements such as software license fees to be determined after VSOE of fair value is established for all undelivered elements such as maintenance and consulting services. VSOE of fair value of the maintenance services is determined by reference to the price the Company’s customers are required to pay for the services when sold-separately (i.e. the maintenance service fees paid by the Company’s customers upon renewal). For consulting services, VSOE of fair value is based on the hourly rate at which these services were sold without any other product or service offerings. In certain cases, arrangements may include pricing provisions for future purchases of the delivered software and/or other software products offered by the Company. Such discounts on future purchases are generally equal to or less than the discount percentage given on the software sold and delivered under that transaction. Therefore, the discount granted under the option purchase provision is not deemed to be more-than-insignificant or incremental to the discount granted on the current arrangement.

In certain instances, the Company enters into arrangements that include two or more non-software products or services such as hardware and related services. Such arrangements are divided into separate units of accounting provided that the delivered item has stand-alone value and there is objective and reliable evidence of the fair value of the undelivered items. The total arrangement fee is allocated to the undelivered elements based on their fair values and to the initial delivered elements using the residual method. Revenue is recognized separately, and in accordance with the Company’s revenue recognition policy, for each element. Sales taxes collected from customers are recorded on a net basis.

License Revenues: Amounts allocated to software license revenues sold directly by the Company are recognized at the time of shipment of the software when VSOE of fair value for all undelivered elements exists and all the other revenue recognition criteria have been met. If VSOE of fair value does not exist for all undelivered elements, license revenue is deferred and recognized when delivery or performance has occurred or when VSOE is established for the undelivered element(s). If maintenance or consulting is the only remaining element for which VSOE of fair value does not exist, then the related license revenue is recognized over the performance period of the service.

Revenues on sales made to the Company’s resellers are recognized upon shipment of the Company’s software to the reseller when the reseller has an identified end-user and all other revenue recognition criteria noted above are met. We record revenue on a gross basis for sales in which we have acted as the primary obligor and on a net basis for those sales in which we have in substance acted as an agent. The Company does not offer a right of return on its products.

Consulting Service Revenues: Consulting service revenues are comprised of consulting and implementation services and, to a limited extent, other services such as training, software hosting, applications management and software-as-a-service (SaaS). Consulting services are sold on a fixed fee and time-and-materials basis and can include services ranging from software installation to data conversion and building non-complex interfaces to allow the software to operate in integrated environments. Consulting engagements can last anywhere from one day to several months and are based strictly on the customer’s requirements and complexities and are independent of the functionality of the Company’s software. The Company’s software, as delivered, can generally be used by the customer for the customer’s purpose upon installation. Further, implementation and integration services provided are generally not essential to the functionality of the software, as delivered, and do not result in any material changes to the underlying software code. Services are generally separable from the other elements under the same arrangement since the performance of the services are not essential to the functionality of the other elements of the transaction, the services are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services, and VSOE of fair value exists for the services. For services performed on a time-and-materials basis, revenue is recognized when the services are performed. On occasion, the Company enters into fixed fee arrangements or arrangements in which customer payments are tied to achievement of specific milestones. In fixed fee arrangements, revenue is recognized as services are performed as measured by hours incurred to date, as compared to total estimated hours to be incurred to complete the work. In milestone achievement arrangements, the Company recognizes revenue as the respective milestones are achieved. If, in the services element of the arrangement the Company performs significant production, modification or customization of its software, the Company accounts for the entire arrangement, inclusive of the software license revenue, using contract accounting as the software and services do not meet the criteria for separation. In such instances, the software license revenue is recognized as the services are performed utilizing the same methodology applied to fixed fee services arrangements.

Training services are typically priced based on the number of attendees per class and application covered. Revenue from training engagements is generally recognized as the services are performed.

Software hosting and applications management revenues consist primarily of recurring fees for remote management, monitoring, data processing, updating or administrative support of applications software, servers, operating systems and other automation tools. SaaS revenues are comprised of recurring fees for licensing access to and the use of the Company’s application software as a service, on a subscription or on-demand basis over a contractual term. Related recurring fees are recognized as the services are provided. Related one time set up fees that do not represent standalone services are recognized on a straight-line basis over the longer of the contractual term or the expected life of the relationship. Revenue relating to other products and services sold in conjunction with hosting or application management services is deferred and recognized ratably over the hosting contractual term or the expected life of the relationship primarily if VSOE of fair value for the hosting or other undelivered element does not exist.

The Company has recorded unbilled consulting revenues totaling $2,555,000 and $2,602,000 at December 31, 2010 and 2009, respectively. These unbilled revenues are comprised primarily of consulting services performed on a time and materials basis during the last few business days of the quarter but not billed until the following month, as well as accruals recorded for services provided under certain engagements for which the associated payment has yet to be billed in accordance with the contractual payment terms. Unbilled consulting revenues are recorded in accounts receivable in the accompanying Consolidated Balance Sheets.

Maintenance Revenues: Maintenance revenues consist primarily of fees for providing unspecified software upgrades on a when-and-if-available basis and technical support over a specified term, which is typically twelve months. Maintenance revenues are typically paid in advance and are recognized on a straight-line basis over the term of the contract.

Hardware and Other Revenues: In some cases, the Company resells third party hardware systems and related peripherals as part of an end-to-end solution requested by its customers. Hardware revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. The Company considers delivery to occur when the product is shipped and title and risk of loss have passed to the customer.

Software License Indemnification: The Company’s standard software license agreements contain an infringement indemnity clause under which the Company agrees to defend, indemnify and hold harmless our customers and business partners against liability and damages arising from third party claims that the Company’s products violate or infringe the intellectual property rights of others. These clauses constitute a form of guarantee that is subject to disclosure requirements, but not to initial recognition or measurement provisions. The Company has never lost a third party infringement claim, and, to date, the Company’s costs to defend such claims and/or lawsuits have been insignificant. Although it is possible that in the future third parties may claim that the Company’s current or future software solutions infringe upon their intellectual property, a maximum obligation arising out of these types of agreements is not explicitly stated and, therefore, the overall maximum amount of these obligations cannot be reasonably estimated.

Allowance for Doubtful Accounts

The Company’s accounts receivable go through a collection process that is based on the age of the invoice and requires attempted contacts with customers at specified intervals and assistance from other personnel within the Company who have a relationship with the customer. The Company writes off accounts to its allowance when the Company has determined that collection is not likely. The Company believes no significant concentrations of credit risk existed at December 31, 2010. Receivables from customers are generally unsecured.

The Company maintains an allowance for doubtful accounts based on historical collections performance and specific collection issues. If actual bad debts differ from the reserves calculated, the Company records an adjustment to bad debt expense in the period in which the difference occurs.

Activity for the allowance for doubtful accounts is as follows:

(in thousands)	Balance at Beginning of Period	Provision for Doubtful Accounts	Amounts Written Off and Other Adjustments	Balance at End of Period
For the Year Ended December 31, 2008	$8,008	$3,288	$(3,610)	$7,686
For the Year Ended December 31, 2009	$7,686	$4,287	$(3,416)	$8,557
For the Year Ended December 31, 2010	$8,557	$2,921	$(2,806)	$8,672

Property and Equipment

Land, buildings, equipment, furniture, fixtures and leasehold improvements are recorded at cost. The Company does not depreciate land and depreciates buildings using the straight-line method over forty years. Equipment, furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which are generally two to seven years. Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining term of the lease.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives are evaluated for impairment when events or changes in circumstances occur that indicate that their carrying value may not be recoverable from future cash flows. Such events or changes in circumstances include significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or significant decrease in the market price of a long-lived asset. Based on the Company’s most recent analysis, the Company has concluded there is no indication of impairment of long-lived assets at December 31, 2010.

Software Development Costs

Software development costs consist primarily of compensation of development personnel, related overhead incurred to develop new products and upgrade and enhance the Company’s current products and fees paid to outside consultants. Software development costs incurred subsequent to the determination of technological feasibility and marketability of a software product are capitalized. Capitalization of costs ceases and amortization of capitalized software development costs commences when the products are available for general release. For the years ended December 31, 2010, 2009 and 2008, no software development costs were capitalized because the time period and cost incurred between technological feasibility and general release for all software product releases was insignificant.

Intangible Assets

The Company’s intangible assets are comprised of acquired technology, customer base and trademarks. These intangible assets are amortized over the estimated useful life of the asset. The Company periodically evaluates the recoverability of the intangible assets and considers any events or changes in circumstances that would indicate that the carrying amount of an asset may not be recoverable. Any material changes in circumstances, such as large decreases in revenue or the discontinuation of a particular product line could require future write-downs in the Company’s intangible assets and could have a material adverse impact on the Company’s operating results for the periods in which such write-downs occur.

Goodwill

The Company’s goodwill was recorded as a result of the Company’s acquisitions. The Company has recorded these acquisitions using the acquisition method and purchase method of accounting. The Company annually performs an impairment review of its recorded goodwill, and in 2010 determined that no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an interim impairment test include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the Company’s overall business, significant negative industry or economic trends and a sustained period where market capitalization, plus an appropriate control premium, is less than stockholders’ equity. Future impairment reviews may require write-downs in the Company’s goodwill and could have a material adverse impact on the Company’s operating results for the periods in which such write-downs occur.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $977,000, $1,026,000 and $1,748,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Foreign Currency

The functional currency of the Company’s foreign entities is generally the respective local country’s currency. Assets and liabilities of such foreign entities are translated into the reporting currency using the exchange rates on the balance sheet dates. Revenues and expenses are translated into the reporting currency using the average exchange rates prevailing during the reporting period. Translation adjustments are included in accumulated other comprehensive loss within stockholders’ equity in the consolidated balance sheets. For the years ended December 31, 2010, 2009 and 2008, the Company recorded translation gains (losses) of $110,000, ($154,000) and ($4,554,000), respectively, in other comprehensive loss. Certain entities maintain accounting records in a currency other than the entities’ functional currency, in which case financial information is remeasured to the entity’s functional currency whereby monetary assets and liabilities are translated at the exchange rates on the balance sheet dates, non-monetary assets and liabilities are translated at historical exchange rates, and revenues and expenses are translated using the average exchange rates prevailing during the reporting period. Foreign currency transaction gains and losses resulting from remeasurement are included in “interest and other income (expense), net” in the Consolidated Statements of Operations. Additionally, the Company enters into certain foreign currency transactions whereby changes in exchange rates between an entity’s functional currency and the currency in which a transaction is denominated results in foreign currency transaction gains and losses, which are also included in “interest and other income (expense), net” in the Consolidated Statements of Operations. For the years ended December 31, 2010, 2009 and 2008, the Company recorded realized and unrealized transaction losses of $2,032,000, $544,000 and $2,552,000, respectively, in “interest and other income (expense), net.”

On December 14, 2007 the Company purchased three call options with aggregate notional value of £160 million maturing March 31, 2008 for $4,114,000 to hedge its exposure to negative fluctuations in the pound sterling denominated purchase consideration related to the NSB acquisition (Note 3). The options were adjusted to fair value on December 31, 2007 to $1,802,000, which resulted in an unrealized loss of $2,312,000. The unrealized loss was recorded as foreign currency transaction loss in 2007. The call options were not considered cash flow hedges, therefore they were adjusted to fair value through earnings.

On February 11, 2008, the Company sold the foreign currency call options back to the issuing institutions for $192,000, resulting in an additional net foreign currency transaction loss of $1,610,000. The loss resulted from depreciation of pounds sterling against the United States dollar. The net loss is included in “interest and other income (expense), net,” in the Consolidated Statements of Operations for the year ended December 31, 2008.

The Company’s Board of Directors has approved a foreign currency risk policy that allows the Company to enter into forward contracts and purchase option agreements to hedge foreign currency risks. The Company has an on-going program to evaluate its foreign currency risk and to minimize these risks whenever possible through leading and lagging accounts payables and accounts receivables, centralized cash management and other forms of natural hedging. The Company also uses forward contracts or purchased options to hedge some of its foreign currency transaction exposure. Gains and losses resulting from these transactions are included in “interest and other income (expense), net.” As of December 31, 2010 and 2009, the Company had no open forward contracts or purchase options.

Concentration of Credit Risks

The Company sells its products directly to end-users generally requiring an up-front payment and remaining terms appropriate for the creditworthiness of the customer. The Company also sells its products to value added resellers (VARs) and other software distributors generally under terms appropriate for the creditworthiness of the VAR or distributor. The sales to VARs are sell-through sales, and are based on the VAR having an end-user customer order. The Company believes no significant concentrations of credit risk existed as of December 31, 2010 or 2009, respectively. Receivables from VARs, software distributors and end-users are typically unsecured.

The Company places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. Deposits with its United States issuers may exceed the amounts of federal deposit insurance provided on such deposits and deposits held outside the United States are not afforded such protection. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The Company mitigates default risk by investing in only the safest and highest credit quality securities and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The Company has not experienced any losses on deposits of cash or cash equivalents.

Derivative Instruments

The Company uses derivative instruments, primarily forwards and swaps, to hedge certain foreign currency and interest rate cash flow risks. The Company also uses other derivative instruments not designated as hedges such as forwards to hedge foreign currency balance sheet fair value risks. The Company does not use derivatives for trading purposes.

The Company recognizes all derivatives as either assets or liabilities in its Consolidated Balance Sheets and measures those instruments at fair value. In addition, gains and losses from measurement of fair value of its derivatives that do not qualify for hedge accounting treatment are recorded in “Interest and other income (expense), net” in its Consolidated Statements of Operations. See Note 7 of Notes to Consolidated Financial Statements for a full description of the Company’s derivative financial instrument activities and related accounting policies.

Basic and Diluted Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period, excluding shares of unvested restricted stock. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potential common shares outstanding during the period if their effect is dilutive.

For the years ended December 31, 2010, 2009 and 2008, options to purchase 667,000, 902,000 and 927,000 shares of common stock, respectively, with weighted average exercise prices of $12.95, $12.17 and $12.42, respectively, were outstanding but not included in the computation of diluted common shares outstanding because the effect would be anti-dilutive. Due to net losses for all periods presented, the assumed exercise of stock options, employee stock purchase plan shares and unvested restricted stock had an anti-dilutive effect and therefore these potential common shares were excluded from the computation of diluted loss per share. Additionally, shares of common stock contingently issuable upon conversion of the convertible senior notes (Note 6) have not been included in the computation of diluted common shares outstanding because the conversion value did not exceed the principal amount of the notes.

The following table computes basic and diluted net loss per share:

	Year Ended December 31,
(in thousands, except per share amounts)	2010	2009	2008
Net loss applicable to common stockholders	$(6,033)	$(1,238)	$(3,451)

Basic:
Weighted average common shares outstanding	63,170	61,087	60,847
Weighted average common shares of unvested restricted stock	(4,193)	(3,198)	(2,496)

Shares used in the computation of basic and diluted net loss per share	58,977	57,889	58,351

Net loss per share applicable to common stockholders—basic and diluted	$(0.10)	$(0.02)	$(0.06)

Income Taxes

The income tax provision (benefit) is computed on the pretax income (loss) of the consolidated entities located within each taxing jurisdiction based on current tax law. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company regularly reviews the deferred tax assets for recoverability and has established a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company assesses the recoverability of the deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, the Company is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion, or all, of the net deferred assets will be realized in future periods.

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. The Company applies a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although the Company believes it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

United States income taxes were not provided on unremitted earnings (other than to the extent such unremitted earnings were otherwise subject to United States taxation as Subpart F income) from non-United States subsidiaries. Such unremitted earnings are considered to be indefinitely reinvested and determination of the amount of taxes that might be paid on these undistributed earnings is not practicable.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date fair value and is expensed ratably over the vesting period. Determining the fair value of stock options at the grant date requires judgment, including estimating expected dividends, volatility, terms and estimating the amount of share-based awards that are expected to be forfeited. If actual forfeiture rates differ significantly from the estimate, stock-based compensation expense and the Company’s results of operations could be materially impacted. Beginning in 2006, the Company changed its previous practice of predominantly granting stock options to employees, and began granting primarily performance-based and time-based restricted stock as an alternative. Compensation expense for restricted stock is based on the fair market value of the restricted stock on its grant date, and is expensed ratably over the vesting period.

Performance-based restricted stock vests upon the attainment of specific performance targets. The measurement date of restricted stock containing performance-based vesting is the date the restricted stock grant is authorized and the specific performance goals are communicated. Compensation expense is recognized based on the probability that the performance criteria will be met. The recognition of compensation expense associated with performance-based vesting requires judgment in assessing the probability of meeting the performance goals, as well as defined criteria for assessing achievement of the performance-related goals. The continued assessment of probability may result in additional expense recognition or expense reversal depending on the level of achievement of the performance goals.

Comprehensive Loss

Total comprehensive loss represents the net change in stockholders’ equity during a period from sources other than transactions with stockholders and, as such, includes net income (loss) and other specified components, which, for the Company, includes changes in the cumulative foreign currency translation adjustments and unrealized changes in the value of pension obligations (Note 13).

The following table summarizes, as of each balance sheet date, the components of the Company’s accumulated other comprehensive loss:

(in thousands)	December 31, 2010	December 31, 2009
Accumulated foreign currency translation adjustments	$(4,537)	$(4,647)
Unrealized losses on defined benefit pension obligations	(372)	(178)

Total	$(4,909)	$(4,825)

New Accounting Pronouncements

In January 2010, the FASB issued an update to existing accounting standards to improve disclosures regarding fair value measurements and, thus, increase the transparency in financial reporting. The update provides that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the update clarifies the requirements of the existing disclosures as follows: (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (for measurements in Level 2 and Level 3). The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Effective January 1, 2010, the Company adopted the provisions that were in effect as of December 15, 2009, and the adoption did not have an impact on the consolidated financial statements. The Company will adopt the remaining provisions as they become effective. The Company does not expect adoption to have a material impact on the consolidated financial statements.

In October 2009, the FASB issued new accounting guidance for revenue recognition for multiple-deliverable revenue arrangements. The objective of this guidance is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit as well as eliminate the use of the residual method for use in allocating contractual consideration and replace it with the relative selling price method. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. This update provides amendments to the criteria in Accounting Standards Codification (ASC) Subtopic 605-25 for allocating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. Additionally, the new guidance is only applicable to non-software related deliverables sold as part of a multiple-deliverable arrangement. In an arrangement that includes software deliverables as well as non-software related deliverables, the provisions of ASC Topic 985 would apply to the software deliverables. This update is effective for fiscal years beginning on or after June 15, 2010; however, early adoption is permitted. The Company is currently evaluating the impact, if any, of this new accounting update on its consolidated financial statements.

Note 2. Composition of Certain Financial Statement Captions and Supplemental Cash Flow Information

The following summarizes the components of property and equipment:

	December 31,
(in thousands)	2010	2009
Land	$5,112	$5,112
Building	10,423	10,299
Computer equipment	40,486	35,144
Furniture, fixtures and equipment	7,147	7,995
Leasehold improvements	14,005	13,786

	77,173	72,336
Less accumulated depreciation	(48,681)	(43,825)

	$28,492	$28,511

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $7,356,000, $7,926,000 and $8,214,000, respectively.

The following summarizes the components of deferred revenue:

	December 31,
(in thousands)	2010	2009
Deferred license	$1,492	$2,169
Deferred maintenance	83,515	87,224
Deferred consulting	13,037	7,039

	98,044	96,432
Less current portion	(97,650)	(96,040)

Total long-term deferred revenue	$394	$392

Software license fees are deferred when one or more of the revenue recognition criteria have not been met. Once these criteria have been fully met, the revenue will be recognized. Deferred maintenance represents fees paid in advance and advance billings for maintenance service agreements which are recognized on a straight-line basis over the term of the contract. Deferred consulting services represent prepaid and unearned consulting, implementation and training services. Revenue for these services will be recognized as the services are performed. Long-term deferred revenue relates to amounts deferred for maintenance services expected to be provided beyond 2011.

Supplemental cash flow information is as follows:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Cash paid during the year for:
Interest	$9,001	$9,494	$13,514

Income taxes	$3,643	$2,455	$5,132

Non-cash investing and financing activities:
Purchase of property and equipment through capital lease	$—	$82	$—

Note 3. Acquisition

Acquisitions which occurred prior to January 1, 2009, have been accounted for under the purchase method of accounting. Any acquisitions made after January 1, 2009, have been and will be accounted for under the acquisition method in accordance with ASC 805 “Business Combinations.” Management is responsible for determining the fair value of the assets acquired and liabilities assumed. The fair value of the assets acquired and liabilities assumed represent management’s estimates of fair value. The operating results of the acquired entities are included in the accompanying Consolidated Statements of Operations from the respective acquisition dates forward.

SPECTRUM Human Resource Systems Corporation

On December 23, 2010, the Company acquired Spectrum Human Resource Systems Corporation (Spectrum), a privately held S-Corporation software company headquartered in Denver, Colorado. The acquisition of Spectrum provides the Company with a complete, end-to-end human capital management (HCM) solution which includes core HR, self-service, benefits and compensation management, applicant tracking, talent and workforce management, organization charting and reporting and succession planning. Based on Microsoft technologies, Spectrum’s deployment options include both hosted and on-premise solutions. The Company recorded the acquisition of Spectrum using the acquisition method in 2010, and the results of Spectrum’s operations have been included in the Company’s Consolidated Statements of Operations from the date of the acquisition.

On December 23, 2010, pursuant to a signed merger agreement, the Company acquired the assets of Spectrum. The preliminary fair value of consideration transferred and measurement of assets acquired and liabilities assumed is as follows:

(in thousands)
Consideration transferred (paid in cash)	$17,169

Cash and cash equivalents	$1,409
Short-term investments	419
Accounts receivable	1,526
Prepaid expenses and other assets	174
Property and equipment	145
Completed technology	5,000
Customer base	3,500
Trademark	50
Goodwill	7,402
Accounts payable & accrued liabilities	(1,323)
Deferred revenue	(1,088)
Long-term debt, less current portion	(45)

Total long-term liabilities	$17,169

The primary reason for acquiring Spectrum was to provide a complete HCM solution that can be deployed standalone, or as an embedded application in the Company’s enterprise and industry solutions. Spectrum’s revenue and net income included in the Company’s Consolidated Statements of Operations at December 31, 2010 is immaterial to the results of operations of the Company overall. The excess of the consideration transferred over identifiable assets acquired and liabilities assumed was recorded as goodwill. The principal factor that resulted in recognition of goodwill was from synergies the Company expects to achieve from the additional revenue potential provided by the expanded product offerings, in addition to synergies expected from the assembled workforce which is not a separately identifiable intangible asset. The preliminary allocation of purchase price for Spectrum was based upon valuation information and estimates and assumptions available at the acquisition date. The areas of the purchase price allocation that are not yet finalized and are subject to change within the measurement period relate to the completion of tax related items pending the finalization of Spectrum’s pre-acquisition tax returns, working capital adjustments and the resulting goodwill adjustment. Goodwill recorded from this acquisition is expected to be deductible for tax purposes. Acquisition-related costs of $372,000 were charged to “restructuring and other” on the Consolidated Statements of Operations.

NSB Retail Systems PLC

On February 7, 2008, the Company completed its acquisition of NSB Retail Systems PLC (NSB). NSB designs, develops, markets and supports store and merchandising solutions to retailers of apparel, footwear and specialty merchandise. The acquisition of NSB provided an expanded portfolio of products and services for large and mid-sized specialty retailers and department stores, as well as a fully hosted, managed service offering designed for smaller retailers who are interested in rapid implementation via an on-demand versus on-premise offering.

Pursuant to the terms of the acquisition agreement, shareholders of NSB received £0.38 in cash for each NSB ordinary share. The value of the fully diluted share capital of NSB was approximately $311,845,000, not including transaction costs, based on the exchange rates in effect at the time the United States dollars were converted to pounds sterling for purposes of the transaction. The consideration payable under the agreement was funded by the Company with approximately $161,000,000 in existing cash balances, with the balance of the consideration being funded by drawing from funds available pursuant to the 2007 credit facility (Note 6).

The total purchase price for NSB is shown below:

(in thousands)
Cash	$311,845
Transaction costs	6,449

Total purchase price	$318,294

The acquisition of NSB was accounted for as a purchase business combination. Under the purchase method of accounting, the purchase price was allocated to NSB’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of February 7, 2008, with any excess being ascribed to goodwill. Management is primarily responsible for determining the fair values of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. See Note 4 for a discussion of goodwill and intangibles acquired.

The following table summarizes the allocation of the purchase price:

(in thousands)
Fair value of tangible assets acquired:
Cash and cash equivalents	$33,181
Accounts receivable	18,274
Inventory	1,196
Property and equipment	16,038
Prepaid and other assets	4,720
Deferred tax assets	2,047

Total tangible assets acquired	75,456
Acquired technology	58,700
Acquired in-process research and development	200
Customer base	39,300
Trade name	3,500
Goodwill	198,240
Accounts payable and accrued expenses	(24,221)
Deferred revenue	(17,328)
Other long-term liabilities	(2,264)
Deferred tax liabilities	(13,289)

Net assets acquired	$318,294

In connection with the acquisition, the Company formulated a restructuring plan for the NSB operations. As a result, the Company recorded a liability of $4,524,000 for the costs related to involuntary employee terminations. This liability was included in the allocation of the purchase, as was appropriate under GAAP at the time of the acquisition. Execution of the restructuring plan was completed as of December 31, 2008. NSB had previously recognized restructuring charges related to certain of its leased facilities and prior employee severance. Included in assumed accounts payable and accrued expenses is $7,734,000 of prior restructuring obligations.

Included in the Company’s operating results for the year ended December 31, 2008, is a charge of $200,000 for the acquired in-process research and development projects related to the NSB acquisition. The in-process research and development projects arose from new products that were under development at the date of the acquisition and were expected to eventually lead to new products but had not yet established technological feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future cash flows of the products over the products’ expected life, reflecting the estimated stage of completion of the projects and the estimate of the costs to complete the projects.

Goodwill is amortizable for tax purposes when determining foreign earnings subject to tax in the United States. A portion of the goodwill is amortizable for tax in the foreign jurisdiction.

Pro Forma Information

Actual results of operation of Spectrum is included in the consolidated financial statements from the acquisition date of December 23, 2010. The unaudited pro forma statement of operations data of the Company set forth below gives effect to the acquisition by Epicor of Spectrum using the acquisition method as if it occurred on January 1, 2009, and includes amortization of identified intangibles and elimination of amortization related to Spectrum intangibles not assumed in the acquisition. The pro forma excludes deferred revenue fair value adjustments and acquisition costs. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined financial results of operations for future periods or the financial results of operations that actually would have been realized had the acquisition occurred at that time.

	(Unaudited)
	Year Ended December 31,
(in thousands, except per share data)	2010	2009
	Pro Forma	Pro Forma
Total revenues	$454,347	$423,388
Net loss	$(5,355)	$(2,590)
Net loss per share:
Basic and diluted	$(0.09)	$(0.04)

Note 4. Goodwill and Intangible Assets

In acquisitions accounted for using the purchase method, goodwill was recorded for the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net assets acquired. In acquisitions accounted for using the acquisition method, goodwill is recorded as the excess, if any, of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired. An annual review of goodwill and indefinite-lived intangibles is required for possible impairment. The Company performed its annual impairment review of its recorded goodwill in 2010, and determined that no impairment of goodwill existed at that time because the estimated fair value of each reporting unit exceeded its carrying amount. The Company monitors the indicators for goodwill impairment testing between annual tests. Certain adverse business conditions impacting one or more of the Company’s reporting units would cause the Company to test goodwill for impairment. No such events occurred during the year ended December 31, 2010.

The following table represents the balance and changes in goodwill by reporting unit as of and for the years ended December 31, 2010 and 2009:

(in thousands)	License	Consulting	Maintenance	Total
Balance as of December 31, 2008	$138,936	$68,835	$155,818	$363,589
NSB Purchase price allocation adjustment	701	246	624	1,571
Adjustment of tax liabilities assumed in a business combination	(114)	(76)	(191)	(381)
Scala acquisition purchase price adjustment	74	63	403	540
Other	36	24	61	121
Foreign currency translation	601	1,675	620	2,896

Balance as of December 31, 2009	140,234	70,767	157,335	368,336
Spectrum acquisition	2,986	2,097	2,319	7,402
Scala Africa earn out	76	65	413	554
Foreign currency translation	317	992	293	1,602

Balance as of December 31, 2010	$143,613	$73,921	$160,360	$377,894

The following represents the change in the gross carrying amount of intangible assets recorded during 2010:

(in thousands)	Spectrum	Foreign Currency Translation	Other	Total
Acquired technology	$5,000	$(20)	$—	$4,980
Customer base	3,500	453	130	4,083
Trademark	50	—	—	50
Covenant not to compete	—	(59)	—	(59)

Total	$8,550	$374	$130	$9,054

Intangible assets are amortized over the estimated useful life of the assets. As of December 31, 2010, the Company has not identified any indicators of impairment associated with intangible assets.

The average amortization period for intangible assets are listed in the table below. The trademark acquired in the Spectrum acquisition is being amortized over one year; other intangibles acquired in the Spectrum acquisition are amortized according to the table below.

Average Amortization Periods
Acquired technology	5 years
Customer base	7 years
Trademark	5 years
Covenants not to compete	1-2 years

The following table summarizes the components of intangible assets:

	As of December 31, 2010			As of December 31, 2009
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquired technology	$142,683	$112,428	$30,255	$137,703	$95,400	$42,303
Customer base	80,250	46,821	33,429	76,167	37,076	39,091
Trademark	13,840	12,318	1,522	13,790	11,077	2,713
Covenant not to compete	2,104	2,104	—	2,163	2,163	—

Total	$238,877	$173,671	$65,206	$229,823	$145,716	$84,107

Amortization expense of the Company’s intangible assets included in cost of revenues for the years ended December 31, 2010, 2009 and 2008 was $27,825,000, $30,772,000 and $32,896,000, respectively. Estimated amortization expense for 2011, 2012, 2013, 2014, 2015 and thereafter is approximately $23,286,000, $21,737,000, $9,537,000, $7,535,000, $1,500,000 and $1,611,000, respectively.

Note 5. Restructuring and Other

For the year ended December 31, 2010, the Company recorded restructuring and other charges of $5,092,000. These charges include $2,959,000 of severance related costs associated with the headcount reductions related to cost reduction initiatives as well as the Spectrum acquisition. The Company also recorded a charge of $1,761,000 for changes in estimates on subleasing arrangements for facilities located in the United Kingdom and $372,000 in acquisition charges related to the Company’s acquisition of Spectrum (see Note 3 for additional information about the Spectrum acquisition). In connection with these restructuring activities, the Company terminated 91 employees or approximately 4% of the Company’s workforce during 2010 from across all functions. As of December 31, 2010, all but 8 of these terminations had been completed. During the year ended December 31, 2010, the Company made $3,518,000 in cash payments or otherwise settled against reserves associated with its restructuring activities. The total liability for these restructuring charges decreased by $136,000 as a result of foreign currency translation. The facilities obligations are expected to be paid through 2016 and the Company believes these obligations will be funded from existing cash reserves and cash generated from continuing operations.

For the year ended December 31, 2009, the Company recorded restructuring and other charges of $2,210,000. These charges include $2,186,000 of severance related costs associated with the cost reduction initiatives taken during the year, management severance and reductions primarily from the elimination of redundancies in the Company’s retail business resulting from the NSB acquisition. The Company recorded a net credit of $141,000 related to changes in estimates on subleased facilities and charges related to closing facilities used in its retail business. The Company also recorded $142,000 in asset impairments related to leasehold improvements and facilities redundancies in the Company’s retail business resulting from the NSB acquisition. In connection with these restructuring activities, the Company terminated 61 employees or approximately 3% of the Company’s workforce during 2009 primarily from professional services and sales functions. As of December 31, 2009, all of these terminations had been completed or the employees had been notified. During the year ended December 31, 2009, the Company made $5,905,000 in cash and share-based payments against reserves associated with its restructuring activities. The liability was further increased by $492,000 of foreign currency translation and other charges.

For the year ended December 31, 2008, the Company recorded restructuring charges of $9,143,000. These charges include $7,009,000 of severance related costs. The severance costs are associated with the cost reduction initiatives taken in the fourth quarter, management severance and cost reductions primarily from the elimination of redundancies in the Company’s retail business resulting from the NSB acquisition. The Company also had $2,134,000 of facilities charges related primarily to changes in estimates on subleasing facilities. In connection with these restructuring activities, the Company terminated 362 employees or approximately 12% of the Company’s workforce during the year from all functional areas. As of December 31, 2008, all of these terminations had been completed. During the year ended December 31, 2008, the Company made $13,324,000 in cash payments, share-based payments and currency translation adjustments against reserves associated with its restructuring activities.

Note 6. Long-Term Debt

Long-term debt consists of the following:

	December 31,
(in thousands)	2010	2009
Convertible senior notes	$230,000	$230,000
Debt discount	(33,645)	(42,143)
Credit facilities	47,500	67,500
Other, including capital leases	337	380

	244,192	255,737
Less current portion	(258)	(202)

Total long-term debt	$243,934	$255,535

Credit Facility

In December 2007, the Company entered into a syndicated credit facility (the 2007 credit facility) for up to $250 million in term loan and revolving facilities, consisting of a $100 million term loan and a $150 million revolving loan facility, after giving consideration to an accordion feature which would allow the Company to increase the initial principal loaned under the 2007 credit facility. In December 2008, the Company amended the 2007 credit facility to, among other things, reduce the commitments under the revolving loan facility from $150 million to $100 million. The Company pledged all of its assets as collateral, subject to certain exceptions.

On September 30, 2009, the Company amended the 2007 credit facility to, among other things, (i) amend the financial covenants by eliminating the total leverage and fixed charge coverage ratios, lowering the maximum senior secured leverage ratio and adding a minimum EBITDA covenant and a minimum liquidity ratio, (ii) amend the maturity date from February 19, 2013 to September 30, 2012, and (iii) increase the applicable interest rates and commitment fees payable under the facility. In connection with this amendment, the Company also paid the outstanding term loan balance by drawing funds available under the revolving facility. The Company paid amendment fees to the lenders and an arrangement fee to secure the amendment.

As of December 31, 2010, the Company had $47,500,000 outstanding on the revolving facility and unused borrowing capacity of $52,500,000 under the revolving facility. During the year ended December 31, 2010, the Company made voluntary principal payments of $20,000,000 against the revolving loan from discretionary funds.

At December 31, 2010, the Company was in compliance with all covenants included in the terms of the 2007 credit facility, and the weighted average interest rate applicable to the 2007 credit facility was 5.38%. The Company has entered into interest rate swap agreements to convert a portion of the 2007 credit facility’s interest rate variability to a fixed rate basis as required under the 2007 credit facility (Note 7).

The Company is not obligated to make mandatory quarterly principal payments under the 2007 credit facility, however periodic interest payments are made, not less often than quarterly. All the outstanding principal and accrued interest on the revolving loan facility is due September 30, 2012, upon expiration of the facility. Accordingly, the outstanding balance of the facility at December 31, 2010 and 2009 was classified as long-term debt.

Convertible Senior Notes

On May 8, 2007, the Company closed an offering of $230 million aggregate principal amount of 2.375% convertible senior notes due in 2027 (convertible senior notes). The convertible senior notes are unsecured and pay interest semiannually at a rate of 2.375% per annum until May 15, 2027. The convertible senior notes are convertible into cash or, at the Company’s option, cash and shares of the Company’s common stock, at an initial conversion rate of 55.2608 shares of common stock per $1,000 principal amount of the convertible senior notes, which is equivalent to an initial conversion price of approximately $18.10 per share. Pursuant to the terms of the convertible senior notes, the principal amount of the convertible senior notes may be settled in cash and only the amount of conversion value, as defined, in excess of the principal amount of the convertible senior notes may be settled in cash or shares. The initial conversion price represents a 30% premium over the last reported sale price of the Company’s common stock prior to the offering that began on May 2, 2007, which was $13.92 per share.

The Company recorded a $61,752,000 debt discount as additional paid-in capital, as of the convertible senior notes’ issuance date of May 15, 2007. At December 31, 2010 and 2009, the unamortized debt discount was $33,645,000 and $42,143,000, respectively. The Company has $230,000,000 in principal due under the convertible debt, for a net carrying amount of $196,355,000 at December 31, 2010. At December 31, 2010, the fair value of the debt was $223,100,000, as determined based upon quoted market prices.

The Company is amortizing the debt discount through the date at which the Company can begin to redeem the notes, which is May 15, 2014. The effective interest rate used to measure the initial fair value of the debt was 7.35%, which was based on market conditions for nonconvertible debt at the time the debt was entered into. The Company recognized interest expense of $13,961,000 and $13,369,000 related to the convertible debt for the years ended December 31, 2010 and 2009, respectively, of which $5,463,000 in each year is based on the coupon rate.

Note 7. Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The Company uses derivative instruments to manage interest rate risk and foreign currency risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s variable rate borrowings. Foreign currency forward contracts are entered into to manage foreign currency exchange rate risk associated with intercompany receivable and payable balances. The Company does not use derivative instruments for trading purposes.

Interest rate swaps were entered into in connection with the term loan previously outstanding under the 2007 credit facility and were initially designated and qualified as cash flow hedges, whereby the effective portion of the gain or loss on the derivative was reported as a component of other comprehensive loss and reclassified into earnings in the same period during which the hedged transaction affected earnings. If the Company had experienced gains or losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, they would have been recognized in current earnings.

On September 30, 2009, the Company paid in full the balance outstanding on its term loan by borrowing on the revolving line of credit under the 2007 credit facility (Note 6). Both the term loan and the revolving credit facility incur a variable interest rate. Because the interest rate swaps were designated as hedging the interest rate variability on the term loan, repayment of the term loan resulted in the de-designation of this hedging relationship. Accordingly, subsequent to September 30, 2009, the interest rate swaps are no longer designated in a hedging relationship. For the years ended December 31, 2010 and 2009, a gain (loss) for the change in the fair value of the interest rate swaps of $373,000 and $(504,000), respectively, was recognized in “interest and other income (expense), net” in the accompanying Consolidated Statements of Operations.

The Company’s foreign currency contracts are not designated and do not qualify as hedging instruments, and gains and losses resulting from these transactions are included in “interest and other income (expense), net”

in the accompanying Consolidated Statements of Operations. As of December 31, 2010, the Company had no open foreign currency forward or option contracts or other material foreign currency denominated derivative or other financial instruments.

Interest Rate Swaps

The Company has entered into interest rate swap agreements to convert a portion of the Company’s interest rate variability to a fixed rate basis as required under the 2007 credit facility. As of December 31, 2010 and December 31, 2009, the fair value of the interest rate swaps is included on the Company’s Consolidated Balance Sheets. The differential to be paid or received on the interest rate swap agreements is accrued and recognized as an adjustment to interest expense as interest rates change. Following is a summary of the interest rate swaps (rates for expired contracts are exclusive of an interest rate margin and rates for active contracts are inclusive of the interest rate margin of 4.00% applicable at December 31, 2010 under the 2007 credit facility):

Contract Date	Notional Amount	Interest Period Covered	Rate
04/18/08	$20 million	06/30/08 – 03/31/09	3.170%

04/18/08	$15 million	06/30/08 – 09/30/09	3.195%

04/18/08	$15 million	06/30/08 – 09/30/09	3.150%

03/11/09	$20 million	03/31/09 – 03/31/11	5.690%

03/12/09	$15 million	09/30/09 – 03/31/11	5.890%

03/12/09	$5 million	09/30/09 – 09/30/10	6.050%

At December 31, 2010, the effective interest rate for the notional amounts covered by the swap agreements as of such date was 5.78% (inclusive of 4.00% interest rate margin applicable at December 31, 2010 under the 2007 credit facility).

The Company does not hold or issue interest rate swap agreements for trading purposes. In the event that a counter-party fails to meet the terms of the interest rate swap agreement, the Company’s exposure is limited to the interest rate differential. The Company manages the credit risk of counterparties by dealing only with institutions that the Company considers financially sound. The Company considers the risk of non-performance to be remote.

Foreign Currency Contracts

The Company has operations in foreign countries around the world and these operations generate revenue and incur expenses in currencies other than the United States dollar, particularly the Australian dollar, Canadian dollar, euro, British pound, Mexican peso and Malaysian ringgit. The Company uses foreign currency forward contracts to manage its market risk exposure associated with foreign currency exchange rate fluctuations for certain intercompany balances denominated in currencies other than an entity’s functional currency. These derivative instruments are not designated and do not qualify as hedging instruments. Accordingly, the gains or losses on these derivative instruments are recognized in “interest and other income (expense), net” in the accompanying Consolidated Statements of Operations and are designed generally to offset the gains and losses resulting from remeasurement of intercompany balances recognized in the same line item. The Company reported net foreign currency losses of $2,032,000 and $544,000 for the year ended December 31, 2010 and 2009, respectively, which are inclusive of the respective foreign currency rate change effects on financial instruments and non-financial assets and liabilities to which the instruments relate. The Company had no open foreign currency forward or option contracts or any other foreign currency denominated derivative or other financial instrument in effect as of December 31, 2010 or 2009.

Quantitative Disclosures About Derivative Instruments

The fair value of derivative instruments is as follows:

	Fair Value of Liability Derivatives as of December 31,
(in thousands)	Balance Sheet Location	2010	2009
Derivatives not designated as hedging instruments:
Interest rate swaps	Other accrued expenses	$131	$61
Interest rate swaps	Other long-term liabilities	—	443

Total		$131	$504

The effects of derivative instruments on the Consolidated Statements of Operations and Comprehensive Loss on a pre-tax basis are as follows:

	Amounts of Gain (Loss) Reclassified from Accumulated OCI into Income
	Year Ended December 31,
(in thousands)	2010	2009
Derivatives in cash flow hedging relationship:
Interest rate swaps	$—	$ (696)
Interest rate swaps de-designated	—	(559)

Total	$—	$(1,255)

The following table represents the amount of derivative instruments not designated as hedges recognized in the Company’s Consolidated Statements of Operations:

		Amount of Gain or (Loss) Recognized in Income on Derivatives
		Year Ended December 31,
(in thousands)		2010	2009
Derivatives not designated as hedging instruments:	Location of gain (loss) recognized in income on derivatives:
Interest rate swaps	Interest expense	$373	$(160)
Foreign currency contracts	Interest and other income (expense), net	(1,914)	(1,956)

Total		$(1,541)	$(2,116)

United States GAAP requires a three-tier hierarchy for fair value measurements, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs such as quoted prices for identical instruments in active markets.

•	Level 2—inputs other than quoted prices in active markets that are observable either directly or indirectly through corroboration with observable market data.

•	Level 3—unobservable inputs in which there is little or no market data, which would require the Company to develop its own assumptions.

The Company’s interest rate swaps are required to be measured at fair value on a recurring basis. The fair value of the interest rate swaps are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the interest rate swaps as Level 2. The following tables present the Company’s financial liabilities as of December 31, 2010 and December 31, 2009, measured at fair value on a recurring basis:

(in thousands)	Fair value measurements using
Interest rate swap liability	Level 1	Level 2	Level 3
December 31, 2010	$—	$131	$—
December 31, 2009	—	504	—

Note 8. Commitments and Contingencies

Leases

The Company leases certain of its operating facilities and equipment under operating leases with terms expiring through 2019. In addition to minimum lease payments, the facility leases require payment of a proportionate share of real estate taxes and building operating expenses. Certain lease agreements include rent payment escalation clauses. The total amount of base rentals over the term of the leases is charged to expense on a straight-line method with the amount of the rental expense in excess of lease payments recorded as a deferred rent liability. The Company also leases certain equipment under capital leases, with terms expiring through 2012, for which the term of the agreement is greater than 75% of useful life of the asset leased. The cost of equipment under capital leases is included in the accompanying Consolidated Balance Sheets as property and equipment and was $1,096,000 at December 31, 2010 and 2009. Accumulated amortization of the leased equipment at December 31, 2010 and 2009 was $844,000 and $674,000, respectively. Amortization of assets under capital leases is included with depreciation expense.

The following is a schedule of future minimum lease payments under capital leases, operating leases and future noncancellable sublease income:

(in thousands) Years Ending December 31,	Future Minimum Capital Lease Payments	Future Minimum Operating Lease Payments	Future Noncancellable Sublease Income	Net Future Minimum Lease Payments
2011	$276	$13,517	$1,358	$12,435
2012	73	10,092	1,156	9,009
2013	—	8,095	281	7,814
2014	—	6,529	41	6,488
2015	—	5,471	1	5,470
Thereafter	—	14,426	—	14,426

Total	349	58,130	2,837	55,642
Less amount representing interest	(13)	—	—	(13)

	$336	$58,130	$2,837	$55,629

Rental expense under operating leases, net of sublease income, for 2010, 2009 and 2008 was $12,429,000, $12,914,000 and $13,695,000, respectively.

Included in the table above is $18,001,000 of payments related to a new 10-year, 68,000 square foot office lease for the Company’s corporate headquarters (Lease). The Lease was signed during the first quarter of 2011, and the Company plans to move to the new premises in the third quarter of fiscal 2011. Pursuant to the Lease, the Company will also pay a pro rata share of operating expenses and certain property tax increases. The Company has the right to lease up to a total of 10,000 additional square feet within the first two years of the lease term and a right of first refusal on additional square footage, subject to certain limitations. The Lease has a term of 10 years beginning in August 2011 and the Company has the option to extend the term for up to two additional five year terms.

Litigation

The Company is subject to legal proceedings and claims in the normal course of business. The Company is currently defending these proceedings and claims, and anticipates that it will be able to resolve these matters in a manner that will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Guarantees

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) divestiture and acquisition agreements, under which the Company may provide customary indemnifications to either (a) purchasers of the Company’s businesses or assets; or (b) entities from whom the Company is acquiring assets or businesses; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities and other claims arising from the Company’s use of the applicable premises; (iii) certain agreements with the Company’s officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company; (iv) Company license and consulting agreements with its customers, under which the Company may be required to indemnify such customers for intellectual property infringement claims and other claims arising from the Company’s provision of services to such customers; and (v) Company distribution agreements with its distributors and resellers, under which the Company may be required to indemnify such distributors or resellers against property infringement claims.

Note 9. Income Taxes

Income before income taxes is allocated between United States federal and foreign jurisdictions as follows:

	Year Ended December 31,
(in thousands)	2010	2009	2008
United States	$(16,426)	$(12,244)	$(5,658)
Foreign	9,645	7,663	1,612

Total	$(6,781)	$(4,581)	$(4,046)

The income tax provision (benefit) is comprised of the following:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Current:
Federal	$1,368	$1,160	$829
State	261	25	235
Foreign	2,407	(288)	480

Total	$4,036	$897	$1,544

Deferred:
Federal	$(3,598)	$(3,613)	$(1,398)
State	(129)	(1,036)	(685)
Foreign	1,246	5,852	(348)
Valuation allowance	(2,303)	(5,443)	292

Total	$(4,784)	$(4,240)	$(2,139)

Total	$(748)	$(3,343)	$(595)

The reported income tax benefit differs from the amount computed by applying the statutory United States federal income tax rate of 35% to the income before income taxes as follows:

	Year Ended December 31,
	2010	2009	2008
Provision computed at statutory rates	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Earnings in jurisdictions taxed at rates different from the statutory United States federal rate	(9.8%)	(11.7%)	(11.7%)
State and local taxes, net of federal benefit	4.3%	20.9%	17.8%
Write-off of In-Process R&D	—	—	(1.7%)
Officers compensation	(2.7%)	(11.1%)	(7.0%)
Interest income	—	—	(3.2%)
Subpart F income and other foreign earnings	(65.4%)	(67.3%)	(9.3%)
Uncertain tax positions	5.6%	16.3%	21.1%
Other nondeductible permanent items	2.1%	(8.7%)	(21.1%)
Credits	7.9%	7.1%	3.1%
Other	—	(26.3%)	(1.1%)
Valuation allowance	34.0%	118.8%	(7.2%)

Total	11.0%	73.0%	14.7%

The tax effects of temporary differences and carryforwards that give rise to the Company’s deferred income tax assets and liabilities consist of the following:

	December 31,
(in thousands)	2010	2009
Deferred tax assets:
Net operating loss carryforwards	$38,660	$42,968
Research credit carryforward	3,734	1,775
Other credit carryforwards	3,290	2,959
Accrued expenses	4,515	4,784
Deferred revenue	700	606
Allowance for doubtful accounts	1,683	1,754
Accrued restructuring costs	1,876	2,372
Depreciation	1,963	1,419
Stock-based compensation	5,800	2,796

Total gross deferred tax assets	62,221	61,433
Valuation allowance	(11,122)	(13,181)

Total deferred tax assets, net of valuation allowance	51,099	48,252
Deferred tax liabilities:
Purchased intangibles	(12,407)	(11,216)
Convertible debt	(12,553)	(16,028)

Total deferred tax liabilities	(24,960)	(27,244)
Net deferred tax assets	$26,139	$21,008

Activity for the valuation allowance is as follows:

(in thousands)	Balance at Beginning of Period	Charged (Credited) to Tax Expense	Charged to Other Accounts	Balance at Ending of Period
For the Year Ended 12/31/2008	5,164	292	10,735	16,191
For the Year Ended 12/31/2009	16,191	(5,443)	2,433	13,181
For the Year Ended 12/31/2010	13,181	(2,303)	244	11,122

Amounts charged to other accounts represent adjustments to goodwill, deferred tax assets, unrecognized tax benefits and currency translation.

The benefit for income taxes consists of federal, state and foreign income taxes. The Company operates in an international environment with significant operations in various locations outside the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates.

During the year ended December 31, 2010, the Company determined, primarily based on restructuring of its Canadian operations, as well as operating income during recent years and anticipated operating income and cash flows for future periods, that it is more likely than not that certain deferred tax assets will be realized in the future. Accordingly, the Company released a $2,303,000 valuation allowance recorded against those deferred tax assets.

During the year ended December 31, 2009, the Company determined, primarily based on operating income during recent years as well as anticipated operating income and cash flows for future periods, that it is more likely than not that certain domestic deferred tax assets will be realized in the future. Accordingly, the Company released a $2,488,000 valuation allowance recorded against those deferred tax assets.

During the year ended December 31, 2008, the Company recorded a $11,027,000 increase to its valuation allowance, which primarily consists of a $10,735,000 increase in valuation allowance relating to the purchase of NSB, an increase of $834,000 for the establishment of a valuation allowance on a portion of the deferred tax assets in the Netherlands as a result of lower projected taxable income in that jurisdiction, and a $468,000 reduction of valuation allowance previously recorded on the US R&D credits. Effective January 1, 2009, any reduction to the valuation allowance established in purchase accounting is to be accounted for as a reduction in income tax expense.

The Company has United States federal, state and foreign net operating loss (NOL) carryforwards as of December 31, 2010 of approximately $45,924,000, $8,842,000 and $77,020,000, respectively. The federal and state losses expire in the years 2011 through 2024. Approximately $33,000,000 of the United States federal NOL is subject to annual limitations on utilization equal to approximately $12,100,000 pursuant to section 382 of the Internal Revenue Code. The foreign losses generally have no expiration date. In addition, the Company has approximately $8,209,000 of federal and state research and development credit tax carryforwards that expire in the years 2011 through 2027. The Company also has approximately $3,424,000 in alternative minimum tax credits which do not expire.

United States income taxes were not provided on unremitted earnings (other than to the extent such unremitted earnings were otherwise subject United States taxation as Subpart F income) from non-United States subsidiaries. Such unremitted earnings are considered to be indefinitely reinvested and determination of the amount of taxes that might be paid on these undistributed earnings is not practicable.

At December 31, 2010, the Company had $16,061,000 of gross unrecognized tax benefits, of which $11,559,000 would reduce the effective tax rate if recognized. The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has accrued interest and penalties related to uncertain tax positions as follows:

Balance at December 31, 2008	$153,000
Balance at December 31, 2009	$996,000
Balance at December 31, 2010	$1,164,000

The following table is the reconciliation of gross unrecognized tax benefits:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Balance at beginning of period	$16,507	$29,350	$26,065
Increases—tax positions taken in prior years	362	123	6,211
Decreases—tax positions taken in prior years	(142)	(7,593)	(1,643)
Current year tax positions	—	67	60
Settlements	(1,375)	(2,880)	(589)
Lapse of statute of limitations	(455)	(2,560)	(754)

Balance at end of period	$14,897	$16,507	$29,350

The tax years 1997 to 2010 remain open to examination by federal and state taxing jurisdictions and the tax years 2003 to 2010 remain open to examination by foreign jurisdictions. The Company is currently under examination in various foreign locations. The Company does not believe the amount settled will materially differ from the unrecognized tax benefit as of December 31, 2010. The unrecognized tax benefits related to the foreign examinations would reduce the effective tax rate if recognized.

The Company believes it has adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. Although not probable, the most adverse resolution of these issues could result in additional charges to earnings in future periods.

Note 10. Stock-Based Compensation

The Company has in effect stock incentive plans under which restricted stock and stock options have been granted to employees and non-employee members of the Board of Directors. The Company also has an employee stock purchase plan for eligible employees. The Company recognizes share-based payments to employees, including grants of restricted stock and stock options to employees and non-employee directors, in the financial statements based upon their respective grant date fair values. Stock-based compensation expense is measured at the grant date and is expensed ratably over the vesting period.

The following table sets forth the total stock-based compensation expense resulting from performance-based restricted stock awards, service-based restricted stock awards and stock options included in the Company’s Consolidated Statements of Operations:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Cost of license revenues	$16	$—	$—
Cost of consulting revenues	1,685	1,031	408
Cost of maintenance revenues	1,129	433	359
Sales and marketing	4,028	1,736	2,430
Software development	3,072	728	591
General and administrative	8,398	4,180	3,257

Total stock-based compensation expense	$18,328	$8,108	$7,045

The following table sets forth stock-based compensation expense:

	Year Ended December 31,
(in thousands)	2010	2009	2008
Performance-based restricted stock	$15,123	$3,479	$3,093
Service-based restricted stock	3,198	4,709	3,536
Stock options	7	(80)	416

Total	$18,328	$8,108	$7,045

The Company has recorded share-based payments included in certain severance arrangements associated with restructuring activities which occurred during the years ended December 31, 2010, 2009 and 2008. Specifically, included in the Company’s Consolidated Statements of Operations for the year ended December 31, 2010, are restructuring charges for performance-based restricted stock of $98,000. Included in the Company’s Consolidated Statements of Operations for the year ended or the year ended December 31, 2009 are restructuring charges for stock options, service-based restricted stock and performance-based restricted stock of $22,000, $66,000 and $95,000, respectively. Included in the Company’s Consolidated Statements of Operations for the year ended December 31, 2008 are restructuring charges for stock options, service-based restricted stock and performance-based restricted stock of $184,000, $372,000 and $709,000.

During 2010, the Company granted to various members of management and the Board of Directors the right to receive 300,000 shares of restricted stock at a purchase price equal to the par value of such stock. The shares to management vest on various schedules, such as annually or 50% annually over 2 years. The shares to the Board of Directors vest upon granting.

In January 2010, the Company’s Board of Directors approved extending the Company’s Performance Based Restricted Stock Plan (“PBRSP”) through 2011. In February 2011, the Company’s Board of Directors approved extending the PBRSP to 2012. The majority of the existing participants in the 2011 PBRSP were granted the same on target (OTE) number of shares for the 2012 plan year as they had been granted for the 2011 plan year. In

February 2011, the Company’s Board of Directors also approved extending the performance-based restricted stock Management Incentive Program (“MIP”) for 2011. In extending the equity-based MIP, 681,000 performance-based restricted shares were granted for the 2011 year. All performance-based restricted shares granted under the MIP and PBRSP are subject to a calendar year vesting schedule and are subject to the terms of the Company’s PBRSP and MIP. The recipients earn the restricted stock, or a portion thereof, at the end of the 2011 performance year depending upon achievement by the Company of performance targets based upon the Company’s achievement levels for annual revenue and adjusted earnings before interest, taxes, depreciation and amortization (EBITDA). The annual targets for the 2012 PBRSP will not be determined until early 2012. Unearned restricted stock under the MIP and PBRSP is held in escrow during the year, and the Company’s reacquisition rights do not lapse until the shares are earned following calculation of the Company’s level of performance at December 31, 2011. In the event of an employee’s termination of service with the Company during the performance year, shares that have not been earned will be forfeited and automatically transferred to and reacquired by the Company. In addition, restricted shares that do not vest as a result of the Company’s non or under achievement of annual revenue or adjusted EBITDA performance conditions for a performance year will be forfeited and automatically transferred to and reacquired by the Company.

The performance conditions for each year are independent of the performance conditions for any other years. Accordingly, the related compensation expense will be recognized separately in each year related only to the shares potentially earned in each year, based on their grant date fair values, assuming that it is considered to be probable that the shares will be earned each year. In addition, the compensation expense for each year is estimated at each reporting period and a cumulative pro rata amount is accrued on a quarterly basis. Quarterly compensation expense may include a cumulative adjustment resulting from changes in the estimated number of shares expected to be earned during that plan year.

On February 11, 2011, the Company’s reacquisition right lapsed on 911,000 and 946,000 shares related to the PBRSP and MIP, respectively, for the 2010 performance year. These shares were included in restricted stock at December 31, 2010. The lapse occurred following the Company’s determination of the achievement of its 2010 performance year performance conditions. The compensation expense related to these shares was included in the Consolidated Statements of Operations for the year ended December 31, 2010.

The Company withholds, at the employee’s election, a portion of the vested shares as consideration for the Company’s payment of applicable employee income taxes. In conjunction with the periodic vesting of the restricted stock and the annual vesting of performance-based restricted stock, the following treasury stock acquisitions were made during the years ended December 31, 2010 and 2009:

Year Ending	Shares Acquired	Value of Shares
December 31, 2010	406,000	$3,703,000
December 31, 2009	413,000	$2,212,000

At December 31, 2010, the Company had approximately $8,151,000 of total unrecognized compensation expense related to performance-based restricted stock. This cost is expected to be recognized over a weighted-average period of approximately one year. At December 31, 2010, the Company had approximately $1,838,000 of total unrecognized compensation expense related to other service-based restricted stock grants. This cost is expected to be recognized over a weighted-average period of approximately one year. The compensation cost related to the performance-based restricted stock depends on the estimated number of shares that will vest, based on the probable outcome of the performance conditions. Therefore, the recognized compensation could vary significantly, depending on the outcome of those conditions. The Company is required at each reporting date to assess whether achievement of any performance condition is probable.

The following table is a rollforward of service-based restricted stock activity for the year ended December 31, 2010:

	Number of Shares	Weighted Average Grant Date Fair Value
Service-based restricted stock, beginning of period	634,812	$6.31
Granted	300,225	8.49
Vested	(640,386)	6.74
Forfeited	(11,643)	7.83

Service-based restricted stock, end of period	283,008	$7.60

The fair value of service-based restricted stock that vested during the years ended December 31, 2010, 2009 and 2008 was $4,316,000, $5,785,000 and $1,897,000, respectively.

The following table is a rollforward of performance-based restricted stock activity for the year ended December 31, 2010:

	Number of Shares	Weighted Average Grant Date Fair Value
Performance-based restricted stock, beginning of period	2,181,823	$6.73
Granted	3,032,035	8.23
Vested	(562,758)	9.65
Forfeited	(887,936)	8.44

Performance-based restricted stock, end of period	3,763,164	$8.19

The fair value of performance-based restricted stock that vested during the years ended December 31, 2010, 2009 and 2008 was $5,431,000, $3,663,000 and $8,217,000, respectively.

The following is a summary of activity under the stock option plans as of December 31, 2010:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of period	1,421,069	$7.79
Granted	—	—
Exercised	(105,300)	3.44
Expired or canceled	(47,015)	12.82

Outstanding, end of period	1,268,754	$7.97	2.9	$4,548,000

Vested and expected to vest	1,268,647	$7.97	2.9	$4,547,000

Options exercisable	1,260,317	$8.00	2.9	$4,492,000

Net cash proceeds from the exercise of stock options were $362,000, $207,000 and $1,597,000 for the years ended December 31, 2010, 2009 and 2008, respectively. For the years ended December 31, 2010, 2009 and 2008 net cash provided by operating activities decreased by, and financing activities increased by $1,228,000, $636,000 and $847,000, respectively, related to excess tax benefits from exercise of stock-based awards. The tax benefit recognized in the Consolidated Statements of Operations related to stock-based compensation for the years ended December 31, 2010, 2009 and 2008 was $5,357,000, $2,335,000 and $2,421,000, respectively. No share-based compensation was capitalized for the years ended December 31, 2010, 2009 and 2008.

Total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $597,000, $290,000 and $2,494,000, respectively. The Company issues new shares to satisfy stock option exercises and stock purchases under the Company’s share-based plans. The aggregate intrinsic value above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the quarter and the exercise price) multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company’s stock.

Stock options are granted with an exercise price equal to the fair market value on the date of grant, generally vest over four years and expire ten years from the date of grant. The Company granted zero,15,000 and 300,000 options during the years ended December 31, 2010, 2009 and 2008, respectively. The weighted-average grant date fair value of options granted in fiscal 2009 and 2008 were $1.96 and $2.15 per option, respectively. The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable, while the options issued by the Company are subject to both vesting and restrictions on transfer. In addition, option-pricing models require input of highly subjective assumptions including expected stock price volatility. The Company uses historical volatility data for expected volatility and estimates the expected life of its stock options based on the historical life of the Company’s options. As there were no options granted for the year ended December 31, 2010, no data is provided for stock option plans with respect to the weighted average assumptions used to value the option grants and the stock purchase plan rights. The grant date fair value of options granted was estimated using the following weighted average assumptions:

	Year Ended December 31,
	2009	2008
Expected life (years)	4.0	3.0
Risk-free interest rate	1.3%	2.2%
Volatility	75.5%	40.5%
Dividend rate	0.0%	0.0%

The Company has a total of nine stock option plans and has available a total of 2,957,000 shares of its common stock for issuance pursuant to incentive and non-qualified stock option plans and stock purchase rights that may be granted to officers, key employees and directors of the Company as of December 31, 2010. The Company issues new shares to satisfy stock option exercises and stock purchases under the Company’s share-based plans. The Company however only makes new common stock or option grants out of its shareholder approved 2007 Stock Incentive Plan.

The Company has an employee stock purchase plan authorizing the issuance of up to 1,250,000 shares of common stock to participating employees. The plan permits employees to purchase common stock at a price equal to 95% of the fair market value at the end of a six-month offering period. As of December 31, 2010, 1,016,000 shares have been issued under this plan.

Note 11. Stock Repurchase Plan

During 2007, the Company announced that the Board of Directors authorized the Company to institute a stock repurchase program whereby up to $50 million of its common stock may be repurchased from time to time. The duration of the repurchase program is open-ended. Under the program, the Company is able to purchase shares of common stock through open market transactions at prices deemed appropriate by management. The timing and amount of repurchase transactions under this program will depend on market conditions and corporate and regulatory considerations. The program may be discontinued at any time by the Board of Directors. Through December 31, 2010, the Company repurchased 162,000 shares of its common stock at a weighted average price of $8.03 per share under this program.

Note 12. Shareholder Rights Plan

On March 9, 1994, the Board of Directors adopted a Shareholder Rights Plan (the Plan), which was amended and restated on October 27, 2004 and amended on February 24, 2009. The Plan is intended to protect stockholders from unfair takeover practices. Under the Plan, each share of common stock carries a right to obtain additional stock according to terms provided in the Plan. The rights will not be exercisable or separable from the common stock until a third-party acquires at least 15% of the Company’s then outstanding common stock or commences a tender offer for at least 15% of the Company’s then outstanding common stock. In the event the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company’s consolidated assets or earning power are sold or transferred, each right will entitle its holder to receive, at the then current exercise price, common stock of the acquiring company having a market value equal to two times the exercise price of the right. If a person or entity were to acquire 15% or more of the outstanding shares of the Company’s common stock, or if the Company is not the surviving corporation in a merger and its common stock is not changed or exchanged, each right will entitle the holder to receive at the then current exercise price common stock having a market value equal to two times the exercise price of the right. Until a right is exercised, the holder of a right, as such, will have no rights as a stockholder of the Company, including, without limitation, the rights to vote as a stockholder or receive dividends.

Note 13. Employee Benefit Plan

Defined Contribution Plans

The Company has a 401(k) salary deferral plan (the 401(k) Plan), which is funded based on employee contributions. Terms of the 401(k) Plan provide for the Company to make contributions to the 401(k) Plan on behalf of each eligible employee (as defined) in an amount equal to 50% on the first 4% of the eligible employee’s deferred compensation contribution (as defined). The Company’s contributions to the 401(k) Plan were approximately $1,247,000, $1,238,000 and $1,439,000, respectively, for the years ended December 31, 2010, 2009 and 2008.

The Company has a deferred compensation plan which permits certain eligible United States executives to defer a portion of their compensation. Benefit payments under the plan are funded by contributions from the participants. There is no Company match. At December 31, 2010 and 2009, the Company had $1,503,000 and $1,685,000, respectively, of deferred compensation included in accrued expenses in the accompanying Consolidated Balance Sheets. Such amounts are unsecured obligations of the Company.

Postretirement Life Insurance Plan

The Company is obligated under a postretirement benefit plan to maintain life insurance policies on former employees from an acquired business. The obligation is measured as the actuarial value of the cost of insurance. At December 31, 2010 and 2009, the fair value of the postretirement obligation was $1,537,000 and $1,386,000, respectively, which was recorded in “Other long-term liabilities” in the Consolidated Balance Sheets, of which $206,000 and $98,000, respectively, was recognized in accumulated other comprehensive loss related to the actuarial valuation.

Defined Benefit Pension Plan

As part of the NSB acquisition (Note 3), the Company assumed a liability for a defined benefit pension scheme that provides pension benefits for certain NSB employees in the United Kingdom upon retirement. The plan is maintained in British pound sterling. The plan was closed to new entrants prior to the acquisition, and the plan participants are no longer employed by the Company.

Net Periodic Pension Cost

The net periodic pension cost of the Company’s defined benefit pension plan included the following components:

(in thousands)	Year Ended December 31, 2010	Year Ended December 31, 2009
Interest cost on projected benefit obligation	$352	$329
Expected return on plan assets	(269)	(228)
Amortization of net loss	3	—

Net periodic pension cost	$86	$101

Obligations and Funded Status

Change in benefit obligation:

(in thousands)	2010	2009
Projected benefit obligation, beginning of the year	$6,440	$4,589
Interest cost	352	329
Benefits paid	(85)	(12)
Actuarial loss on liabilities	207	1,045
Foreign currency exchange rate changes	(183)	489

Projected benefit obligation, end of year	$6,731	$6,440

Change in plan assets:

(in thousands)	2010	2009
Fair value of assets, beginning of the year	$4,794	$3,769
Actual return on assets	384	415
Contributions	386	233
Benefits paid	(85)	(12)
Foreign currency exchange rate changes	(136)	389

Fair value of assets, end of year	$5,343	$4,794

Funded status	$(1,388)	$(1,646)

At December 31, 2010, the accrued benefit obligation is equal to the projected benefit obligation of $6,731,000. The net funded status is in other long-term liabilities on the Consolidated Balance Sheets. There are no current liabilities or noncurrent assets with respect to the plan in the Consolidated Balance Sheets.

Amounts recognized in accumulated other comprehensive loss:

(in thousands)	As of December 31, 2010	As of December 31, 2009
Transition obligation	$—	$—
Prior service cost	—	—
Net loss	166	80

Total	$166	$80

Approximately $3,000 of the accumulated other comprehensive loss is expected to be recognized as net periodic pension costs in 2011.

Assumptions

The following assumptions were used to determine the benefit obligations and net periodic pension costs:

	December 31, 2010	December 31, 2009
Discount rate	5.4% per annum	5.7% per annum

Expected long term return on plan assets	5.4% per annum	5.6% per annum

Rate of future salary increases	N/A	N/A

The expected long-term rate of return on assets assumption is chosen based on the facts and circumstances that existed at the measurement date and the mix of assets held at that date. The discount rate has been reduced from 5.7% due to the fall in yields on AA rated corporate bonds over the period.

Plan Assets

The Company’s investment policy is determined by the trustees of the plan after consulting the Company and includes a periodic review of the pension plan’s investment in the various asset classes. The Company has classified the equity assets as Level 1 as their fair value is obtained from their specific pooled funds quoted market values. The Company has classified non-equity assets as Level 2 as their fair value measurements are obtained from quoted market prices and other observable data. The Company’s asset allocations by asset category are as follows:

	Fair Value of Plan Assets at December 31, 2010	Fair Value Measurement Using			Percentage of Fair Value of Plan Assets
Asset Category		Level 1	Level 2	Level 3
Cash	$1,041	$1,041	$—	$—	19.5%
Pooled Funds:
UK equities (a)	832	832	—	—	15.6%
European equities (b)	309	309	—	—	5.8%
North American equities (c)	237	237	—	—	4.4%
Property (d)	478	—	478	—	8.9%
Government bonds (e)	684	—	684	—	12.8%
Corporate bonds (f)	1,372	—	1,372	—	25.7%
Index linked bonds (g)	390	—	390	—	7.3%

Total	$5,343	$2,419	$2,924	$—	100.0%

(a)	This consists of two pooled pension funds, with 35% invested in a fund predominantly invested in UK Blue Chip stocks and the balance invested in a fund whose aim is to benefit from UK recovery stocks.
(b)	This is a pooled pension fund holding European equities.
(c)	This is a pooled pension fund holding North American equities.
(d)	This is a pooled pension fund holding UK property.
(e)	This consists of three pooled pension funds invested in a mix of a UK and overseas government bonds.
(f)	This consists of four pooled pension funds holding a variety of corporate bonds.
(g)	This is a pooled pension fund holding UK long dated index linked bonds.

	Fair Value of Plan Assets at December 31, 2009	Fair Value Measurement Using			Percentage of Fair Value of Plan Assets
Asset Category		Level 1	Level 2	Level 3
Cash	$768	$768	$—	$—	16.0%
Pooled Funds:
UK equities (a)	750	750	—	—	15.7%
European equities (b)	302	302	—	—	6.3%
North American equities (c)	204	204	—	—	4.3%
Property (d)	443	443	—	—	9.2%
Government bonds (e)	473	473	—	—	9.9%
Corporate bonds (f)	1,430	1,430	—	—	29.8%
Index linked bonds (g)	424	424	—	—	8.8%

Total	$4,794	$4,794	$—	$—	100.0%

(a)	This consists of two pooled pension funds, with 36% invested in a fund predominantly invested in UK Blue Chip stocks and the balance invested in a fund whose aim is to benefit from UK recovery stocks.
(b)	This is a pooled pension fund holding European equities.
(c)	This is a pooled pension fund holding North American equities.
(d)	This is a pooled pension fund holding UK property.
(e)	This consists of two pooled pension funds, with 78% held in a UK long dated fixed interest bond fund and the balance held in a fund predominantly invested in UK Gilts.
(f)	This is a pooled pension fund holding a variety of corporate bonds.
(g)	This is a pooled pension fund holding UK long dated index linked bonds.

In determining the mix of assets, the trustees of the plan have taken into account the plan liabilities. In particular, the significant bond holding is intended to reduce the volatility of the financial position. Net cash flow is currently being held in cash pending a review of the investment strategy. The assets are diversified and are managed in accordance with applicable laws, and with the goal of maximizing the plan’s return within acceptable risk parameters. The pension plan’s assets did not include any of the Company’s stock at December 31, 2010 or 2009.

Estimated Future Benefit Payments

The schedule below shows the estimated future benefit payments for the defined benefit pension plan and the postretirement life insurance plan for each of the years 2011 through 2015 and the aggregate of the next five years:

(in thousands) Year Ending December 31:
2011	$140
2012	271
2013	297
2014	322
2015	293

2016 thru 2020	$1,931

There is no further accrual of benefits because plan participants include only terminated employees so the only contributions required are those needed to fund the shortfall in the plan. During 2011, the Company is currently committed to contribute approximately $419,000 to the plan to cover the shortfall. Administrative costs of the plan are paid directly by the Company.

Note 14. Other Accounting Matters

Investissement Quebec Credit

The province of Quebec, Canada has established a program to attract and retain investment in the information technology sector in Quebec. A corporation with employees performing eligible activities can apply for and receive a refund of up to 30% of eligible salaries (Salary Rebate). The program is administered by Investissement Quebec (IQ). IQ reviews applications and issues annual eligibility certificates to qualifying companies. IQ also issues annual eligibility certificates confirming named qualifying employees. The payment of the Salary Rebate is made by the Minister of Revenue of Quebec and is subject to audit at a later date. The Salary Rebate is taxable in the year of receipt.

During 2010, the Company applied for Salary Rebates for 2008 and 2009, the first eligible periods under the program. During 2010, the Company received certification and cash rebates totalling $2,656,000 related to the 2008 year and has recorded these amounts as a $1,622,000 reduction in cost of consulting revenues, a $983,000 reduction in software development expenses and a $51,000 reduction in cost of maintenance revenues. The Company has also received certification for $3,231,000 related to the 2009 year, expects to receive the related cash rebate during 2011 and has recorded this amount as a $2,162,000 reduction in cost of consulting revenues and a $1,069,000 reduction in software development expenses with the corresponding Salary Rebate receivable included in prepaid expenses and other current assets. The classification of the rebate to these financial statement line items is consistent with the classification of the qualifying salaries that were eligible for the credit. The program is currently scheduled to extend through 2015 and the Company plans to continue to apply for the credits for each eligible year.

Venezuela Currency Devaluation

The Company conducts limited operations in Venezuela (revenue derived from Venezuelan operations represented approximately 0.1% of the Company’s consolidated revenue for the year ended December 31, 2010). In January 2010, the government of Venezuela devalued its bolivar currency from 2.15 to 4.30 bolivares per United States dollar. As a result of the devaluation, in the first quarter of fiscal 2010 the Company reduced its cash and working capital balances by and incurred a foreign currency charge of $1,315,000 due to the revaluing of its bolivar-based net assets. This charge is included in “interest and other income (expense), net” in the Consolidated Statements of Operations.

Note 15. Segment and Geographic Information

The Company has prepared operating segment information to report components that are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s reportable operating segments include software licenses, consulting, maintenance and hardware and other. Currently, the Company does not separately allocate amortization of intangible assets or operating expenses to these segments, nor does it allocate specific assets to these segments. Therefore, the segment information reported includes only revenues, cost of segment revenues and segment gross profit. Excluded from the table below is amortization of intangible assets for the years ended December 31, 2010, 2009 and 2008 of $27,825,000, $30,772,000 and $32,896,000, respectively.

Operating segment data for the years ended December 31, 2010, 2009 and 2008 is as follows:

(in thousands)	License	Consulting	Maintenance	Hardware and Other	Total
Year ended December 31, 2010:
Revenues	$81,992	$137,649	$193,694	$26,948	$440,283
Cost of segment revenues	18,690	110,347	47,935	23,518	200,490

Segment gross profit	$63,302	$27,302	$145,759	$3,430	$239,793

Year ended December 31, 2009:
Revenues	$70,235	$128,413	$190,943	$20,033	$409,624
Cost of segment revenues	14,646	104,307	44,009	17,587	180,549

Segment gross profit	$55,589	$24,106	$146,934	$2,446	$229,075

Year ended December 31, 2008:
Revenues	$90,416	$152,153	$192,308	$53,002	$487,879
Cost of segment revenues	18,215	125,747	48,110	47,840	239,912

Segment gross profit	$72,201	$26,406	$144,198	$5,162	$247,967

The following schedule presents the Company’s operations by geographic area for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	United States	Europe	Australia and New Zealand	Asia	Other	Consolidated
Year ended December 31, 2010:
Revenues	$307,190	$77,263	$18,983	$14,863	$21,984	$440,283
Property and equipment, net	22,091	1,757	1,409	562	2,673	28,492

Year ended December 31, 2009:
Revenues	$280,765	$80,079	$16,643	$15,160	$16,977	$409,624
Property and equipment, net	21,180	1,391	1,613	706	3,621	28,511

Year ended December 31, 2008:
Revenues	$328,760	$98,197	$18,783	$18,037	$24,102	$487,879
Property and equipment, net	22,995	1,910	886	1,368	4,828	31,987

Revenues are attributed to geographic areas based on the location of the Company’s subsidiary that entered into the related contract. No single customer accounts for greater than 10% of revenues.

Note 16. Selected Quarterly Information (Unaudited)

The following table sets forth selected unaudited quarterly information for the Company’s four fiscal quarters in each of the years ended December 31, 2010 and 2009. The Company believes that all necessary adjustments (which consisted only of normal recurring adjustments) have been included in the amounts stated below to present fairly the results of such periods when read in conjunction with the annual financial statements and related notes:

	Year 2010 Quarter Ended
(in thousands, except per share data)	December 31	September 30	June 30	March 31
Total revenues	$117,213	$114,624	$109,165	$99,281
Gross profit	$59,990	$54,062	$50,476	$47,440
Operating income	$6,943	$5,363	$1,659	$167
Net income (loss)	$4,417	$(9,406)	$(1,012)	$(32)
Earnings (loss) per share—diluted	$0.07	$(0.16)	$(0.02)	$(0.00)
Shares outstanding—diluted	61,235	59,120	58,990	58,634

	Year 2009 Quarter Ended
	December 31	September 30	June 30	March 31
Total revenues	$111,908	$98,576	$100,447	$98,693
Gross profit	$57,044	$48,938	$48,217	$44,104
Operating income (loss)	$10,962	$4,598	$3,805	$(1,994)
Net income (loss)	$6,714	$356	$(6,680)	$(1,628)
Earnings (loss) per share—diluted	$0.11	$0.01	$(0.11)	$(0.03)
Shares outstanding—diluted	59,344	60,305	59,486	58,985

Item 1—Financial Statements:

EPICOR SOFTWARE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2011	December 31, 2010
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$90,411	$103,076
Short-term investments	—	419
Accounts receivable, net of allowance for doubtful accounts	92,238	92,622
Deferred income taxes	13,779	13,755
Inventory, net	2,747	2,014
Prepaid expenses and other current assets	28,203	21,736

Total current assets	227,378	233,622
Property and equipment, net	31,199	28,492
Deferred income taxes	27,804	26,970
Intangible assets, net	59,648	65,206
Goodwill	378,282	377,894
Other assets	9,113	9,316

Total assets	$733,424	$741,500

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$15,611	$14,371
Accrued compensation and benefits	15,645	21,313
Other accrued expenses	26,564	26,731
Current portion of long-term debt	200	258
Current portion of accrued restructuring costs	2,130	2,212
Current portion of deferred revenue	105,883	97,650

Total current liabilities	166,033	162,535

Long-term debt, less current portion	233,629	243,934
Accrued restructuring costs	4,992	4,971
Deferred revenue	357	394
Deferred income taxes and other income taxes	16,264	16,588
Other long-term liabilities	3,235	3,278

Total long-term liabilities	258,477	269,165

Commitments and contingencies (Note 13)

Stockholders’ equity:
Common stock	67	66
Additional paid-in capital	448,889	441,990
Less: treasury stock at cost	(32,113)	(24,373)
Accumulated other comprehensive loss	(3,137)	(4,909)
Accumulated deficit	(104,792)	(102,974)

Total stockholders’ equity	308,914	309,800

Total liabilities and stockholders’ equity	$733,424	$741,500

See accompanying notes to unaudited condensed consolidated financial statements.

EPICOR SOFTWARE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2011	2010
Revenues:
License	$21,086	$16,236
Consulting	36,451	31,089
Maintenance	50,471	47,960
Hardware and other	4,277	3,996

Total revenues	112,285	99,281
Cost of revenues	51,080	44,784
Amortization of intangible assets	5,980	7,057

Total cost of revenues	57,060	51,841

Gross profit	55,225	47,440
Operating expenses:
Sales and marketing	24,215	21,134
Software development	15,370	13,879
General and administrative	14,134	12,215
Restructuring charges and other	1,417	45

Total operating expenses	55,136	47,273

Income from operations	89	167
Interest expense	(4,946)	(4,956)
Interest and other income (expense), net	75	(1,306)

Loss before income taxes	(4,782)	(6,095)
Income tax benefit	(2,964)	(6,063)

Net loss	$(1,818)	$(32)

Comprehensive loss:
Net loss	$(1,818)	$(32)
Unrealized foreign currency translation gain (loss)	1,772	(1,312)

Comprehensive loss:	$(46)	$(1,344)

Net loss per share:
Basic and diluted	$(0.03)	$(0.00)
Weighted average common shares outstanding:
Basic and diluted	60,053	58,634

See accompanying notes to unaudited condensed consolidated financial statements.

EPICOR SOFTWARE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2011	2010
Operating activities
Net loss	$(1,818)	$(32)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,789	8,920
Stock-based compensation expense	4,497	4,279
Provision for doubtful accounts	11	672
Provision for excess and obsolete inventory	—	16
Amortization of debt issuance fees	454	422
Amortization of long-term debt discount	2,222	2,067
Change in deferred taxes	(692)	(9,621)
Restructuring charges and other	1,417	45
Change in fair value of derivatives	(131)	(4)
Excess tax benefits from share-based payment arrangements	(1,934)	(464)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	1,259	5,098
Inventory	(732)	(976)
Prepaid expenses and other current assets	(924)	(4,039)
Other assets	(256)	56
Income taxes payable	(3,201)	2,464
Accounts payable	1,076	(374)
Accrued expenses	(7,046)	(8,006)
Accrued restructuring costs	(1,084)	(581)
Deferred revenue	7,321	1,867
Other long-term liabilities	(100)	(498)

Net cash provided by operating activities	8,128	1,311

Investing activities
Purchases of property and equipment	(4,385)	(840)
Cash paid for business combinations	(373)	(554)
Proceeds from sale of short-term investment	419	—

Net cash used in investing activities	(4,339)	(1,394)

Financing activities
Principal payments on long-term debt	(12,586)	(49)
Proceeds from exercise of stock options	180	215
Proceeds from employee stock purchase plan	326	271
Excess tax benefits from share-based payment arrangements	1,934	464
Purchase of treasury stock to satisfy employee income tax withholding requirements	(7,739)	(1,759)

Net cash used in financing activities	(17,885)	(858)

Effect of exchange rate changes on cash	1,431	(1,461)

Net decrease in cash and cash equivalents	(12,665)	(2,402)
Cash and cash equivalents at beginning of period	103,076	106,861

Cash and cash equivalents at end of period	$90,411	$104,459

See accompanying notes to unaudited condensed consolidated financial statements.

EPICOR SOFTWARE CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2011

Note 1. Basis of Presentation

The accompanying Unaudited Condensed Consolidated Financial Statements included herein have been prepared by Epicor Software Corporation (the Company) in conformity with accounting principles generally accepted in the United States of America (GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission (the SEC) for interim financial information for reporting on Form 10-Q. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These Unaudited Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

In the opinion of management, the Unaudited Condensed Consolidated Financial Statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations and cash flows.

The results of operations for the three months ended March 31, 2011, are not necessarily indicative of the results of operations that may be reported for any other interim period or for the entire year ending December 31, 2011. The Condensed Consolidated Balance Sheet at December 31, 2010, has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements, as permitted by SEC rules and regulations for interim reporting.

Inventory is comprised solely of finished goods. Accounts receivable is net of allowance for doubtful accounts of $8,215,000 and $8,672,000 at March 31, 2011 and December 31, 2010, respectively.

Note 2. Basic and Diluted Net Loss Per Share

Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, excluding shares of unvested restricted stock. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period if their effect is dilutive.

The following table computes basic and diluted net loss per share:

	Three Months Ended March 31,
(in thousands, except per share amounts)	2011	2010
Net loss applicable to common stockholders	$(1,818)	$(32)
Basic:
Weighted average common shares outstanding	63,420	62,630
Weighted average common shares of unvested restricted stock	(3,367)	(3,996)

Shares used in the computation of basic and diluted net loss per share	60,053	58,634

Net loss per share applicable to common stockholders—basic and diluted	$(0.03)	$(0.00)

Due to net losses for the three months ended March 31, 2011 and 2010, the assumed exercise of stock options, employee stock purchase plan shares and unvested restricted stock had an anti-dilutive effect and therefore these potential common shares were excluded from the computation of diluted loss per share. On May 8, 2007, the Company closed an offering of $230 million aggregate principal amount of convertible senior notes (Note 8). The notes are only dilutive when the Company reports net income and the common stock price exceeds the conversion price of approximately $18.10 per share, therefore no shares have been included in the calculation of diluted net loss per share as the conversion value did not exceed the principal amount of the notes.

Note 3. Acquisition

Acquisitions which occurred prior to January 1, 2009, have been accounted for under the purchase method of accounting. Any acquisitions made after January 1, 2009, have been and will be accounted for under the acquisition method in accordance with Accounting Standards Codification (ASC) 805 “Business Combinations.” Management is responsible for determining the fair value of the assets acquired and liabilities assumed. The fair value of the assets acquired and liabilities assumed represent management’s estimates of fair value. The operating results of the acquired entities are included in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss from the respective acquisition dates forward.

SPECTRUM Human Resource Systems Corporation

On December 23, 2010, the Company acquired SPECTRUM Human Resource Systems Corporation (Spectrum), a privately held S-Corporation software company headquartered in Denver, Colorado, pursuant to a signed merger agreement. The acquisition of Spectrum provides the Company with a complete, end-to-end human capital management (HCM) solution which includes core human resources, self-service, benefits and compensation management, applicant tracking, talent and workforce management, organization charting and reporting and succession planning. Based on Microsoft technologies, Spectrum’s deployment options include both hosted and on-premise solutions. The Company recorded the acquisition of Spectrum using the acquisition method in 2010, and the results of Spectrum’s operations have been included in the Company’s Consolidated Statements of Operations and Comprehensive Loss from the date of the acquisition.

The preliminary fair value of consideration transferred and measurement of assets acquired and liabilities assumed is as follows:

(in thousands)
Consideration transferred (paid in cash)	$17,169

Cash and cash equivalents	$1,409
Short-term investments	419
Accounts receivable	1,526
Prepaid expenses and other assets	174
Property and equipment	145
Completed technology	5,000
Customer base	3,500
Trademark	50
Goodwill	7,402
Accounts payable & accrued liabilities	(1,323)
Deferred revenue	(1,088)
Long-term debt, less current portion	(45)

Total long-term liabilities	$17,169

The primary reason for acquiring Spectrum was to provide a complete HCM solution that can be deployed standalone, or as an embedded application in the Company’s enterprise and industry solutions. Spectrum’s revenue and net income included in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss during the three months ended March 31, 2011 is not available, as the Company has integrated the operations of Spectrum into overall operations. The excess of the consideration transferred over identifiable assets acquired and liabilities assumed was recorded as goodwill. The principal factor that resulted in recognition of goodwill was from synergies the Company expects to achieve from the additional revenue potential provided by the expanded product offerings, in addition to synergies expected from the assembled workforce which is not a separately identifiable intangible asset. The preliminary allocation of the purchase price for Spectrum was based upon valuation information and estimates and assumptions available at the acquisition date. The areas of the purchase price allocation that are not yet finalized and are subject to change within the measurement period relate to the completion of tax related items pending the finalization of Spectrum’s pre-acquisition tax returns, working capital adjustments and the resulting goodwill adjustment. Goodwill recorded from this acquisition is expected to be deductible for tax purposes. The Company had minimal acquisition-related costs for the three months ended March 31, 2011, which are included in “restructuring charges and other” in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Pro Forma Information

Actual results of operation of Spectrum are included in the consolidated financial statements from the acquisition date of December 23, 2010. The unaudited pro forma statement of operations data of the Company set forth below gives effect to the acquisition by Epicor of Spectrum using the acquisition method as if it occurred on January 1, 2010, and includes amortization of identified intangibles and elimination of amortization related to Spectrum intangibles not assumed in the acquisition. The pro forma information excludes deferred revenue fair value adjustments and acquisition costs. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined financial results of operations for future periods or the financial results of operations that actually would have been realized had the acquisition occurred at that time.

Three Months Ended March 31,
2010
(in thousands, except per share data)	Pro Forma
Total revenues	$102,600
Net income	$(304)
Net income per share:
Basic and diluted	$(0.01)

Note 4. Goodwill and Intangible Assets

In acquisitions accounted for using the purchase method, goodwill was recorded for the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net assets acquired. In acquisitions accounted for using the acquisition method, goodwill is recorded as the excess, if any, of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired. An annual review of goodwill and indefinite-lived intangibles is required for possible impairment. The Company performed its annual impairment review of its recorded goodwill in the fourth quarter of 2010, and determined that no impairment of goodwill existed at that time because the estimated fair value of each reporting unit exceeded its carrying amount. The Company monitors the indicators for goodwill impairment testing between annual tests. Certain adverse business conditions impacting one or more of the Company’s reporting units would cause the Company to test goodwill for impairment on an interim basis. No such events occurred during the three months ended March 31, 2011. The Company’s next annual review is expected to occur in the fourth quarter of fiscal 2011.

The following table represents the balance and changes in goodwill by reporting unit as of and for the three months ended March 31, 2011:

(in thousands)	License	Consulting	Maintenance	Total
Balance as of December 31, 2010	$143,613	$73,921	$160,360	$377,894
Foreign currency translation	97	158	133	388

Balance as of March 31, 2011	$143,710	$74,079	$160,493	$378,282

The following represents the change in the gross carrying amount of intangible assets recorded during the three months ended March 31, 2011:

(in thousands)	Foreign Currency Translation	Other	Total
Acquired technology	$—	$—	$—
Customer base	582	374	956
Trademark	—	—	—
Covenant not to compete	45	—	45

Total	$627	$374	$1,001

The average amortization period for intangible assets are as follows:

Average Amortization Periods
Acquired technology	5 years
Customer base	7 years
Trademark	5 years
Covenants not to compete	1-2 years

Intangible assets are amortized over the estimated useful life of the assets. As of March 31, 2011, the Company has not identified any indicators of impairment associated with intangible assets.

The following table summarizes the components of intangible assets:

(in thousands)	As of March 31, 2011			As of December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquired technology	$142,683	$115,693	$26,990	$142,683	$112,428	$30,255
Customer base	81,206	49,882	31,324	80,250	46,821	33,429
Trademark	13,840	12,506	1,334	13,840	12,318	1,522
Covenant not to compete	2,149	2,149	—	2,104	2,104	—

Total	$239,878	$180,230	$59,648	$238,877	$173,671	$65,206

Amortization expense of the Company’s intangible assets is included in cost of revenues and for the three months ended March 31, 2011 and 2010, was $5,980,000 and $7,057,000, respectively. Estimated amortization expense for the remainder of 2011, 2012, 2013, 2014, 2015 and thereafter, is approximately $17,374,000, $21,791,000, $9,587,000, $7,652,000, $1,571,000 and $1,673,000, respectively.

Note 5. Restructuring Charges and Other

During the three months ended March 31, 2011, the Company recorded restructuring and other charges of $1,417,000. These charges represent $699,000 of severance costs associated with cost reduction initiatives taken during the period. The Company also recorded a charge of $79,000 for interest accretion on lease reserves for facilities located in the United Kingdom. In connection with these restructuring activities, the Company terminated 21 employees or approximately 1% of the Company’s workforce during the period primarily from its maintenance and support functions. As of March 31, 2011, all of these terminations had been completed. During the three months ended March 31, 2011, the Company made $1,084,000 in cash payments or otherwise settled such amounts against reserves associated with its restructuring activities. The total liability for these restructuring charges increased by $245,000 as a result of foreign currency translation. The facilities obligations are expected to be paid through 2016 and the Company believes these obligations will be funded from existing cash reserves and cash generated from continuing operations. During the first three months of 2011, the Company incurred other costs of $422,000 primarily related to the negotiation and execution of Agreement and Plan of Merger of the Company by an affiliate of Apax US VII, L.P., Apax Europe VI-A L.P., Apax Europe VI-I L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., and Apax Europe VII-1, L.P (collectively, Apax Partners) on April 4, 2011 (see Note 15).

During the first three months of 2010, the Company recorded restructuring charges of $45,000, primarily related to adjustments for facility reserves. During the three months ended March 31, 2010, the Company made $581,000 in cash payments or otherwise settled against reserves associated with its restructuring activities. The liability was further decreased by $300,000 as a result of foreign currency translation.

Note 6. Stock-Based Compensation

The Company has in effect stock incentive plans under which restricted stock and stock options have been granted to employees and non-employee members of the Board of Directors. The Company also has an employee stock purchase plan for eligible employees. The Company recognizes share-based payments to employees, including grants of restricted stock and stock options to employees and non-employee directors, in the financial statements based upon their respective grant date fair values. Stock-based compensation expense is measured at the grant date and is expensed ratably over the vesting period, or proportionately as performance conditions are achieved in the case of performance-based awards.

The following table sets forth the total stock-based compensation expense resulting from performance-based restricted stock awards, service-based restricted stock awards and stock options included in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss:

	Three Months Ended March 31,
(in thousands)	2011	2010
Cost of revenues	$465	$550
Sales and marketing	1,097	828
Software development	554	628
General and administrative	2,381	2,273

Total stock-based compensation expense	$4,497	$4,279

In January 2010, the Company’s Board of Directors approved extending the Company’s Performance Based Restricted Stock Plan (PBRSP) through 2011. In February 2011, the Company’s Board of Directors approved extending the PBRSP through 2012. In extending the PBRSP, 929,000 performance-based restricted shares were granted for the 2012 year. In February 2011, the Company’s Board of Directors also approved extending the performance-based restricted stock Management Incentive Program (MIP) for 2011. In extending the equity-based MIP, 681,000 performance-based restricted shares were granted for the 2011 year. All performance-based restricted shares granted under the PBRSP and MIP are subject to a calendar-year vesting schedule and are subject to the terms of the Company’s PBRSP and MIP. The recipients earn the restricted stock, or a portion thereof, at the end of the 2011 performance year depending upon achievement by the Company of performance targets for annual revenue and adjusted earnings before interest, taxes, depreciation and amortization (EBITDA). The annual targets for the 2012 PBRSP will not be determined until early 2012. Unearned restricted stock under the MIP and PBRSP is held in escrow during the year, and the Company’s reacquisition rights relative to the 2011 awards do not lapse until the shares are earned following calculation of the Company’s level of performance at December 31, 2011. In the event of an employee’s termination of service with the Company during the performance year, shares that have not been earned will be forfeited and automatically transferred to and reacquired by the Company. In addition, restricted shares that do not vest as a result of the Company’s non-achievement or under-achievement of annual revenue or adjusted EBITDA performance conditions for a performance year will be forfeited and automatically transferred to and reacquired by the Company for no consideration.

The Company’s stock plans generally provide that in the event of a change of control of the Company, the vesting of outstanding options shall be fully accelerated immediately prior to the change of control, holders of options shall have the right to exercise all options and all restrictions on restricted stock, performance units and performances shares will lapse (and with respect to performance awards outstanding under the Company’s 2007 stock incentive plan, performance goals or other vesting criteria will be deemed achieved at 100% on-target levels). To the extent possible, the stock plan administrator shall cause written notice of the change of control to be given to the persons holding outstanding equity awards prior to the anticipated effective date of the change of control. The Company’s stock plans generally also provide that in the event of a change of control of the Company, the plan administrator may take such other action as is equitable and fair, in its sole discretion.

The performance conditions for each year are independent of the performance conditions for any other years. Accordingly, the related compensation expense will be recognized separately in each year related only to the shares potentially earned in each year, based on their grant date fair values, assuming that it is considered to be probable that the shares will be earned each year. In addition, the compensation expense for each year is estimated at each reporting period and a cumulative pro rata amount is accrued on a quarterly basis. Quarterly compensation expense may include a cumulative adjustment resulting from changes in the estimated number of shares expected to be earned during that plan year.

On February 11, 2011, the Company’s reacquisition rights lapsed on 911,000 shares and 946,000 shares related to the PBRSP and MIP, respectively, for the 2010 performance year. These shares were included in restricted stock at December 31, 2010. The lapse occurred following the Company’s determination of the achievement of its 2010 performance year performance conditions. The compensation expense related to these shares was included in the results of operations for the year ended December 31, 2010.

The Company withholds, at the employee’s election, a portion of the vested shares as consideration for the Company’s payment of applicable employee income taxes. As of March 31, 2011, these repurchased shares are held in treasury and are available for future reissuance. In conjunction with the periodic vesting of restricted stock and the annual vesting of performance-based restricted stock, during the three months ended March 31, 2011 and 2010, the Company acquired 692,000 shares and 211,000 shares of common stock at a value of $7,739,000 and $1,759,000, respectively.

At March 31, 2011, the Company had approximately $22,683,000 of total unrecognized compensation expense related to performance-based restricted stock. This cost is expected to be recognized over a weighted-average period of approximately one year. At March 31, 2011, the Company had approximately $3,642,000 of total unrecognized compensation expense related to other service-based restricted stock grants. This cost is expected to be recognized over a weighted-average period of approximately one year. The compensation cost related to the performance-based restricted stock depends on the estimated number of shares that will vest, based on the probable outcome of the performance conditions. Therefore, the recognized compensation could vary significantly, depending on the outcome of those conditions. The Company is required at each reporting date to assess whether achievement of any performance condition is probable. Based on the Company’s current assessment, the Company has recorded stock compensation expense related to performance-based restricted stock of $3,489,000 for the three months ended March 31, 2011.

The fair value of restricted stock that vested during the three months ended March 31, 2011 and 2010 was $22,138,000 and $5,628,000, respectively. The tax benefit recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss related to stock-based compensation for the three months ended March 31, 2011 and 2010 was $1,395,000 and $1,372,000, respectively. No share-based compensation was capitalized for the three months ended March 31, 2011 or 2010.

The Company did not grant any stock options during the three months ended March 31, 2011 or 2010. When stock options are granted, they are granted with an exercise price equal to the fair market value on the date of grant, generally vest over four years and expire ten years from the date of grant. The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable, while the options issued by the Company are subject to both vesting and restrictions on transfer. In addition, option-pricing models require input of highly subjective assumptions including expected stock price volatility. The Company uses historical volatility data for expected volatility and estimates the expected life of its stock options based on the historical life of the Company’s options.

There were 62,000 options exercised during the three months ended March 31, 2011 with an intrinsic value of $488,000. As of March 31, 2011, there were 1,156,000 options exercisable with a weighted average remaining contractual term, weighted average exercise price and aggregate intrinsic value of 2.7 years, $8.28 and $4,489,000, respectively. As of March 31, 2011, there were 1,163,000 options outstanding with a weighted average remaining contractual term, weighted average exercise price and aggregate intrinsic value of 2.8 years, $8.24 and $4,546,000, respectively. The Company issues new shares to satisfy stock option exercises and stock purchases under the Company’s share-based plans. The aggregate intrinsic value above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the quarter and the exercise price) multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on March 31, 2011. This amount changes based on the market value of the Company’s stock.

Note 7. Revenue Recognition

The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America. The Company recognizes most of its revenue in accordance with software industry-specific GAAP.

The Company enters into contractual arrangements with end-users and value added resellers (VARs) of its products to sell software licenses, maintenance services and consulting services, either separately or in various combinations thereof. For each arrangement, revenues are recognized when persuasive evidence of an arrangement exists, the fees to be paid by the customer are fixed or determinable, collection of the fees is probable, delivery of the product has occurred and no other significant obligations on the part of the Company remain.

For multiple-element software arrangements, the Company accounts for the fair value of the software license component using the residual method. The residual method generally allows the amount allocable to delivered elements such as software license fees to be determined after vendor-specific objective evidence (VSOE) of fair value is established for all undelivered elements such as maintenance and consulting services. VSOE of fair value of the maintenance services is determined by reference to the price the Company’s customers are required to pay for the services when sold-separately (i.e. the maintenance service fees paid by the Company’s customers upon renewal). For consulting services, VSOE of fair value is based on the hourly rate at which these services were sold independently of other product or service offerings. In certain cases, arrangements may include pricing provisions for future purchases of the delivered software and/or other software products offered by the Company. Such discounts on future purchases are generally equal to or less than the discount percentage given on the software sold and delivered under that transaction. Therefore, the discount granted under the option purchase provision is not deemed to be more-than-insignificant or incremental to the discount granted on the current arrangement. Sales taxes collected from customers are recorded on a net basis.

In certain instances, the Company enters into arrangements that include two or more non-software products or services such as hardware, software-as-a-service (SaaS), and other related services. In September of 2009, the Financial Accounting Standard Board, (FASB) issued new guidance affecting the accounting for such transactions. The new guidance was adopted and implemented by the Company on a prospective basis as of January 1, 2011. For multiple-element arrangements that include a non-software deliverable such as hardware, SaaS, and other related services, the total contractual consideration is first allocated to the software and non-software deliverables using the relative selling price method. In contrast to the residual method, which is not permitted under the new guidance for these types of arrangements, the relative selling price method has the effect of allocating any inherent discount in a multiple deliverable arrangement to each of the deliverables on a proportional basis. In a limited number of SaaS and software hosting transactions, the newly implemented guidance will alter the timing and pattern of revenue recognition of certain hardware and professional services deliverables—revenues previously deferred and recognized ratably will now be recognized upon delivery or as performed assuming all other revenue recognition criteria are met. In general, the impact from the change in accounting has been and is expected to be immaterial as it relates to total Company revenue. Each deliverable within a multiple-element revenue arrangement is accounted for as a separate unit of accounting if the following criteria are met: (i) the delivered item or items have value to the customer on a standalone basis and (ii) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the Company’s control. A deliverable is considered to have standalone value if the item is sold separately, sold by another vendor or could be resold by the customer. Further, the Company’s revenue arrangements generally do not include a general right of return relative to delivered products.

As noted above, revenue for multiple-element arrangements that include a non-software deliverable is allocated to the software and non-software deliverables based on the relative selling price of the deliverables using a three-tiered hierarchy. VSOE of fair value is used for the allocation of arrangement consideration when it is available. In circumstances when VSOE of fair value is not available, third-party evidence (TPE) of the selling price should be used. If VSOE of fair value or TPE is not available for the deliverables, then the Company is required to use its best estimate of selling price (BESP) and use the relative selling price method to allocate the arrangement consideration. The objective of determining BESP is to determine the price at which we would transact if the product or service were sold by us on a standalone basis. The Company’s determination of BESP involves weighting several factors based on the specific facts and circumstances of each arrangement, including, but not limited to, geographies, market conditions, gross margin objectives, pricing practices and controls and customer segment pricing strategies and the product lifecycle.

License Revenues: Amounts allocated to software license revenues sold directly by the Company are recognized at the time of shipment of the software when VSOE of fair value for all undelivered elements exists and all the other revenue recognition criteria have been met. If VSOE of fair value does not exist for all undelivered elements, license revenue is deferred and recognized when delivery or performance has occurred or when VSOE is established for the undelivered element(s). If maintenance or consulting is the only remaining element for which VSOE of fair value does not exist, then the related license revenue is recognized over the performance period of the service.

Revenues on sales made to the Company’s resellers are recognized upon shipment of the Company’s software to the reseller when the reseller has an identified end-user and all other revenue recognition criteria noted above are met. We record revenue on a gross basis for sales in which we have acted as the primary obligor and on a net basis for those sales in which we have in substance acted as an agent. The Company does not offer a right of return on its products.

Consulting Service Revenues: Consulting service revenues are comprised of consulting and implementation services and, to a limited extent, other services such as training, software hosting, applications management and SaaS. Consulting services are sold on a fixed fee and time-and-materials basis and can include services ranging from software installation to data conversion and building non-complex interfaces to allow the software to operate in integrated environments. Consulting engagements can last anywhere from one day to several months and are based strictly on the customer’s requirements and complexities and are independent of the functionality of the Company’s software. The Company’s software, as delivered, can generally be used by the customer for the customer’s purpose upon installation. Further, implementation and integration services provided are generally not essential to the functionality of the software, as delivered, and do not result in any material changes to the underlying software code. Services are generally separable from the other elements under the same arrangement since the performance of the services are not essential to the functionality of the other elements of the transaction, the services are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services, and VSOE of fair value exists for the services. For services performed on a time-and-materials basis, revenue is recognized when the services are performed. On occasion, the Company enters into fixed fee arrangements or arrangements in which customer payments are tied to achievement of specific milestones. In fixed fee arrangements, revenue is recognized as services are performed as measured by hours incurred to date, as compared to total estimated hours to be incurred to complete the work. In milestone achievement arrangements, the Company recognizes revenue as the respective milestones are achieved. If, in the services element of the arrangement the Company performs significant production, modification or customization of its software, the Company accounts for the entire arrangement, inclusive of the software license revenue, using contract accounting as the software and services do not meet the criteria for separation. In such instances, the software license revenue is recognized as the services are performed utilizing the same methodology applied to fixed fee services arrangements.

Training services are typically priced based on the number of attendees per class and application covered. Revenue from training engagements is generally recognized as the services are performed. Software hosting and applications management revenues consist primarily of recurring fees for remote management, monitoring, data processing, updating or administrative support of applications software, servers, operating systems and other automation tools. SaaS revenues are comprised of recurring fees for licensing access to and the use of the Company’s application software as a service, on a subscription or on-demand basis over a contractual term. Related recurring fees are recognized as the services are provided. Related one time set up fees that do not represent standalone services are recognized on a straight-line basis over the longer of the contractual term or the expected life of the relationship. Revenue relating to other products and services sold in conjunction with hosting or application management services is deferred and recognized ratably over the hosting contractual term or the expected life of the relationship primarily if VSOE of fair value for the hosting or other undelivered element does not exist. Most of these arrangements are considered services arrangements that fall outside the scope of the software specific guidance that is applied to the majority of the Company’s transactions. At this time, the aggregate revenues from these arrangements do not represent a significant portion of the Company’s total revenue.

The Company has recorded unbilled consulting service revenues totaling $3,308,000 and $2,555,000 at March 31, 2011 and December 31, 2010, respectively. These unbilled revenues are comprised primarily of consulting services performed on a time and materials basis during the last few business days of the quarter but not billed until the following month, as well as accruals recorded for services provided under certain engagements for which the associated payment has yet to be billed in accordance with the contractual payment terms. Unbilled consulting revenues are recorded in accounts receivable in the accompanying Condensed Consolidated Balance Sheets.

Maintenance Revenues: Maintenance revenues consist primarily of fees for providing unspecified software upgrades on a when-and-if-available basis and technical support over a specified term, which is typically twelve months. Maintenance revenues are typically paid in advance and are recognized on a straight-line basis over the term of the contract.

Hardware and Other Revenues: In some cases, the Company resells third party hardware systems and related peripherals as part of an end-to-end solution requested by its customers. Hardware revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. The Company considers delivery to occur when the product is shipped and title and risk of loss have passed to the customer.

Software License Indemnification: The Company’s standard software license agreements contain an infringement indemnity clause under which the Company agrees to defend, indemnify and hold harmless our customers and business partners against liability and damages arising from third party claims that the Company’s products violate or infringe the intellectual property rights of others. These clauses constitute a form of guarantee that is subject to disclosure requirements, but not to initial recognition or measurement provisions. The Company has never lost a third party infringement claim, and, to date, the Company’s costs to defend such claims and/or lawsuits have been insignificant. Although it is possible that in the future third parties may claim that the Company’s current or future software solutions infringe upon their intellectual property, a maximum obligation arising out of these types of agreements is not explicitly stated and, therefore, the overall maximum amount of these obligations cannot be reasonably estimated.

Note 8. Credit Facility and Convertible Senior Notes

Credit Facility

In December 2007, the Company entered into a syndicated credit facility (the 2007 credit facility) for up to $250 million in term loan and revolving facilities, consisting of a $100 million term loan and a $150 million revolving loan facility, after giving consideration to an accordion feature which allowed the Company to increase the initial principal loaned under the 2007 credit facility. In December 2008, the Company amended the 2007 credit facility to, among other things, reduce the commitments under the revolving loan facility from $150 million to $100 million. The Company pledged all of its assets as collateral, subject to certain exceptions.

In September 2009, the Company amended the 2007 credit facility to, among other things, (i) amend the financial covenants by eliminating the total leverage and fixed charge coverage ratios, lowering the maximum senior secured leverage ratio and adding a minimum EBITDA covenant and a minimum liquidity ratio, (ii) amend the maturity date from February 19, 2013 to September 30, 2012, and (iii) increase the applicable interest rates and commitment fees payable under the facility. In connection with this amendment, the Company also paid the outstanding term loan balance by drawing funds available under the revolving facility. The Company paid amendment fees to the lenders and an arrangement fee to secure the amendment.

As of March 31, 2011, the Company had $35,000,000 outstanding on the revolving facility and unused borrowing capacity of $65,000,000 under the revolving facility. During the three months ended March 31, 2011, the Company made a voluntary principal payment of $12,500,000 against the revolving loan from discretionary funds.

At March 31, 2011, the Company was in compliance with all covenants included in the terms of the 2007 credit facility, and the weighted average interest rate applicable to the 2007 credit facility was 4.25%. The Company entered into interest rate swap agreements to convert a portion of the 2007 credit facility’s interest rate variability to a fixed rate basis as required under the 2007 credit facility, which agreements were settled on March 31, 2011 (Note 9).

The Company is not obligated to make mandatory quarterly principal payments under the 2007 credit facility, however periodic interest payments are made, not less often than quarterly. All the outstanding principal and accrued interest on the revolving loan facility is due September 30, 2012, upon expiration of the facility. Accordingly, the outstanding balance of the facility at March 31, 2011 and December 31, 2010 was classified as long-term debt.

Convertible Senior Notes

On May 8, 2007, the Company closed an offering of $230 million aggregate principal amount of 2.375% convertible senior notes due in 2027 (convertible senior notes). The convertible senior notes are unsecured and pay interest semiannually at a rate of 2.375% per annum until May 15, 2027. The convertible senior notes are convertible into cash or, at the Company’s option, cash and shares of the Company’s common stock, at an initial conversion rate of 55.2608 shares of common stock per $1,000 principal amount of the convertible senior notes, which is equivalent to an initial conversion price of approximately $18.10 per share. Pursuant to the terms of the convertible senior notes, the principal amount of the convertible senior notes may be settled in cash and only the amount of conversion value, as defined in the convertible senior notes, in excess of the principal amount of the convertible senior notes may be settled in cash or shares. The initial conversion price represents a 30% premium over the last reported sale price of the Company’s common stock prior to the offering that began on May 2, 2007, which was $13.92 per share.

The Company recorded a $61,752,000 debt discount as additional paid-in capital, as of the convertible senior notes’ issuance date of May 15, 2007. At March 31, 2011 and December 31, 2010, the unamortized debt discount was $31,423,000 and $33,645,000, respectively. The Company has $230,000,000 in principal due under the convertible debt, for a net carrying amount of $198,577,000 at March 31, 2011. At March 31, 2011, the fair value of the debt was $236,613,000, as determined based upon quoted market prices.

The Company is amortizing the debt discount through the first date at which the Company can begin to redeem the notes, which is May 15, 2014. The effective interest rate used to measure the initial fair value of the debt was 7.35%, which was based on market conditions for nonconvertible debt at the time the debt was entered into. The Company recognized interest expense of $3,588,000 and $3,433,000 related to the convertible debt for the three months ended March 31, 2011 and 2010, respectively, of which $1,366,000 in each three month period is based on the coupon rate.

Note 9. Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The Company uses derivative instruments to manage interest rate risk and foreign currency risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s variable rate borrowings. Foreign currency forward contracts are entered into to manage foreign currency exchange rate risk associated with intercompany receivable and payable balances. The Company does not use derivative instruments for trading purposes.

Interest rate swaps were entered into in connection with the term loan previously outstanding under the 2007 credit facility and were initially designated and qualified as cash flow hedges, whereby the effective portion of the gain or loss on the derivative was reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction affected earnings. If the Company had experienced gains or losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, they would have been recognized in current earnings.

On September 30, 2009, the Company paid in full the balance outstanding on its term loan by borrowing on the revolving line of credit under the 2007 credit facility (Note 8). Both the term loan and the revolving credit facility incur a variable interest rate. Because the interest rate swaps were designated as hedging the interest rate variability on the term loan, repayment of the term loan resulted in the de-designation of this hedging relationship. Accordingly, subsequent to September 30, 2009, the interest rate swaps were no longer designated in a hedging relationship. For the three months ended March 31, 2011 and 2010, a gain for the change in the fair value of the interest rate swaps of $131,000 and $4,000, respectively, were recognized in “interest and other income (expense), net” in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Company’s foreign currency contracts are not designated and do not qualify as hedging instruments, and gains and losses resulting from these transactions are included in “interest and other income (expense), net” in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss. As of March 31, 2011, the Company had open foreign currency forward contracts in the Australian dollar, New Zealand dollar, Canadian dollar, Mexican peso, Russian rouble and Malaysian ringgit. The Company had no other forward, option contracts or other material foreign currency denominated derivative or other financial instruments open prior to the end of the reporting period.

Interest Rate Swaps

The Company entered into interest rate swap agreements to convert a portion of the Company’s interest rate variability to a fixed rate basis as required under the 2007 credit facility. The interest rate swap agreements were all settled as of March 31, 2011. As of December 31, 2010, the interest rate swaps were carried at fair value and were classified in other accrued expenses on the Company’s Condensed Consolidated Balance Sheet.

Foreign Currency Contracts

The Company has operations in countries around the world and these operations generate revenue and incur expenses in currencies other than the United States dollar, particularly the Australian dollar, Canadian dollar, euro, British pound, Mexican peso and Malaysian ringgit. The Company uses foreign currency forward contracts to manage its market risk exposure associated with foreign currency exchange rate fluctuations for certain intercompany balances denominated in currencies other than an entity’s functional currency. These derivative instruments are not designated and do not qualify as hedging instruments. Accordingly, the gains or losses on these derivative instruments are recognized in “interest and other income (expense), net” in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss and are designed generally to offset the gains and losses resulting from translation of intercompany balances recorded from the remeasurement of our non-functional currency balance sheet exposures recognized in the same line item. The Company reported net foreign currency losses of $310,000 and $1,402,000 for the three months ended March 31, 2011 and 2010, respectively, which is inclusive of financial instruments and non-financial assets and liabilities to which the instruments relate. The Company records its foreign currency forward contracts on its Condensed Consolidated Balance Sheets as either prepaid expenses and other current assets or other accrued expenses depending on whether the net fair value of such contracts is a net asset or net liability, respectively. Cash flows related to its foreign currency forward contracts are included in cash flows from operating activities in the Company’s Condensed Consolidated Statements of Cash Flows.

The Company’s foreign currency forward contracts are generally short-term in nature, maturing within 90 days or less. The Company adjusts the carrying amount of all contracts to their fair value at the end of each reporting period and unrealized gains and losses are included in its results of operations for that period. These gains and losses largely offset gains and losses resulting from translation of intercompany balances and recorded from the revaluation of our non-functional currency balance sheet exposures. The Company expects these contracts to mitigate some foreign currency transaction gains or losses in future periods. The net realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect as the contracts mature.

Quantitative Disclosures About Derivative Instruments

The fair value of derivative instruments is as follows:

	Fair Value of Liability Derivatives as of
(in thousands)	Balance Sheet Location	March 31, 2011	December 31, 2010
Derivatives not designated as hedging instruments:
Interest rate swaps	Other accrued expenses	$—	$131
Foreign currency contracts	Other accrued expenses	337	—

Total		$337	$131

The following table represents the amount of derivative instruments not designated as hedges recognized in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss:

		Amount of Gain or (Loss) Recognized in Income on Derivatives
(in thousands)		Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Derivatives not designated as hedging instruments:	Location of gain (loss) recognized in income on derivatives:
Interest rate swaps	Interest and other income (expense), net	$131	$4
Foreign currency contracts	Interest and other income (expense), net	(450)	(274)

United States GAAP requires a three-tier hierarchy for fair value measurements, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs such as quoted prices for identical instruments in active markets.

•	Level 2—inputs other than quoted prices in active markets that are observable either directly or indirectly through corroboration with observable market data.

•	Level 3—unobservable inputs in which there is little or no market data, which would require the Company to develop its own assumptions.

The Company’s interest rate swaps and foreign currency contracts are required to be measured at fair value on a recurring basis. The fair value of the interest rate swaps and the foreign currency contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized them as Level 2. The following tables present the Company’s financial liabilities as of March 31, 2011 and December 31, 2010, measured at fair value on a recurring basis:

(in thousands)	Fair value measurements using
Interest rate swap liability	Level 1	Level 2	Level 3
March 31, 2011	$—	$—	$—
December 31, 2010	—	131	—

Foreign currency contract liability
March 31, 2011	$—	$337	$—
December 31, 2010	—	—	—

Note 10. Provision (Benefit) for Income Taxes

The benefit for income taxes consists of United States federal, state and foreign income taxes. The Company operates in an international environment with significant operations in various locations outside the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings in the various locations and the applicable rates.

The Company makes its best estimate of the tax rate expected to be applicable for the full fiscal year. The rate so determined is used to provide for income taxes in an interim period. Absent any material or discrete adjustments, the deferred taxes accounts are adjusted only at year end.

The Company recorded an income tax benefit of $2,964,000 and $6,063,000 for the three months ended March 31, 2011 and 2010, respectively. The effective income tax rates were 62.0% and 99.5% for the three months ended March 31, 2011 and 2010, respectively.

The reported income tax benefit differs from the amount computed by applying the statutory United States federal income tax rate of 35% to loss before income taxes as follows:

	Quarter Ended March 31,
	2011	2010
Income tax computed at statutory rates	35.0%	35.0%
Increase (reduction) resulting from:
Earnings in jurisdictions taxed at rates different from the statutory United States federal rate	(0.2)%	20.6%
State and local taxes, net of federal benefit	2.7%	4.5%
Officers compensation	1.9%	4.7%
Subpart F income and other foreign earnings	7.5%	47.4%
Uncertain tax positions	21.1%	4.4%
Other nondeductible permanent items	1.4%	3.0%
Credits	(2.0)%	0.0%
Currency translation	(5.1)%	(2.2)%
Valuation allowance	(0.3)%	(17.9)%

Total	62.0%	99.5%

The Company experiences volatility in the components of its effective income tax rate because permanent differences between GAAP pre-tax and taxable income, and earnings in foreign jurisdictions taxed at different rates, are relatively significant in relation to pre-tax loss.

The Company has a valuation allowance of $11,496,000 as of March 31, 2011, against certain foreign deferred tax assets, and intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. In general, any realization of these deferred tax assets will reduce the Company’s effective rate in future periods. Future releases of the valuation allowance related to the Scala and NSB acquisitions will be accounted for as a reduction in income tax expense.

The Company assesses the recoverability of its deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, the Company is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion, or all, of the net deferred tax assets will be realized in future periods. This analysis includes assessment by jurisdiction of forecasted and historic financial performance and taxable income, performance compared to profit and revenue targets, strength or weakness of revenue generating functions, expense forecasts, and other factors. The valuation allowance will continue to be evaluated over future quarters.

The preparation of consolidated financial statements in conformity with GAAP requires the formulation of estimates and assumptions that affect the reported amount of tax-related assets and liabilities and income tax provisions. This assessment requires significant judgment. In addition, the Company has made estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws and historical bases of tax attributes associated with certain tangible and intangible assets. Failure to achieve the Company’s operating income targets in the next year may change its assessment regarding the recoverability of the net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of the deferred tax assets. Any increase in a valuation allowance would result in additional income tax expense, lower stockholders’ equity and could have a significant impact on the Company’s earnings in future periods.

United States income taxes were not provided on unremitted earnings (other than to the extent such unremitted earnings were otherwise subject United States taxation as Subpart F income) from non-United States subsidiaries. Such unremitted earnings are considered to be indefinitely reinvested and determination of the amount of taxes that might be paid on these undistributed earnings is not practicable.

At March 31, 2011 and December 31, 2010, the Company had $15,119,000 and $16,061,000, respectively, of non-current gross unrecognized tax benefits, of which $10,968,000 and $11,559,000, respectively, would reduce the effective tax rate if recognized. The change in gross unrecognized tax benefits during the quarter is primarily due to the expiration of statutes of limitations in foreign jurisdictions and foreign currency translation.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the three months ended March 31, 2011, the Company increased its liability for interest by $70,000 related to unrecognized tax benefits. The Company had a recorded liability for interest and potential penalties totaling $1,234,000 at March 31, 2011.

The tax years 1997 to 2010 remain open to examination by federal and state taxing jurisdictions and the tax years 2003 to 2010 remain open to examination by foreign jurisdictions. The Company is currently under examination in various foreign locations. The Company does not believe the settlement amount will materially differ from the unrecognized tax benefit as of March 31, 2011. The unrecognized tax benefits related to the foreign examinations would reduce the effective tax rate if recognized.

The Company believes it has adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. Although not probable, the most adverse resolution of these issues could result in additional charges to earnings in future periods.

Note 11. Segment Information

The Company has prepared operating segment information to report components that are evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s reportable operating segments include software licenses, consulting, maintenance and hardware and other. Currently, the Company does not separately allocate amortization of intangible assets or operating expenses to these segments, nor does it allocate specific assets to these segments. Therefore, the segment information reported includes only revenues, cost of segment revenues and segment gross profit. Excluded from the table below is amortization of intangible assets for the three months ended March 31, 2011 and 2010, of $5,980,000 and $7,057,000, respectively.

Operating segment data for the three months ended March 31, 2011 and 2010 is as follows:

(in thousands)	Licenses	Consulting	Maintenance	Hardware and Other	Total
Three months ended March 31, 2011:
Revenues	$21,086	$36,451	$50,471	$4,277	$112,285
Cost of revenues	3,684	31,032	12,664	3,700	51,080

Gross profit	$17,402	$5,419	$37,807	$577	$61,205

Three months ended March 31, 2010:
Revenues	$16,236	$31,089	$47,960	$3,996	$99,281
Cost of revenues	3,534	25,801	11,940	3,509	44,784

Gross profit	$12,702	$5,288	$36,020	$487	$54,497

Note 12. Venezuela Currency Devaluation

The Company conducts limited operations in Venezuela (revenue derived from Venezuelan operations represented less than 0.2% of the Company’s consolidated revenue for the three months ended March 31, 2011). In January 2010, the government of Venezuela devalued its bolivar currency from 2.15 to 4.30 bolivares per United States dollar. As a result of the devaluation, in the first quarter of fiscal 2010 the Company reduced its cash and working capital balances by, and incurred a foreign currency charge of $1,315,000 due to the revaluing of its bolivar-based net assets. This charge is included in “interest and other income (expense), net” in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Note 13. Commitments and Contingencies

Litigation

The Company is subject to legal proceedings and claims in the normal course of business. The Company is currently defending these proceedings and claims, and anticipates that it will be able to resolve these matters in a manner that will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Following the announcement of the Merger Agreement with affiliates of Apax Partners, four (4) putative stockholder class actions were filed in the Superior Court of California, Orange County, and two (2) such suits were filed in Delaware Chancery Court. The actions filed in California are entitled, Kline v. Epicor Software Corp. et al.,(filed Apr. 6, 2011); Tola v. Epicor Software Corp. et al., (filed Apr. 8, 2011); Watt v. Epicor Software Corp. et al., (filed Apr. 11, 2011), Frazer v. Epicor Software et al., (filed Apr. 15, 2011). The actions pending in Delaware are entitled Field Family Trust Co. v. Epicor Software Corp. et al., (filed Apr. 12, 2011) and Hull v. Klaus et al., (filed Apr. 22, 2011). Amended complaints were filed in the Tola and Field Family Trust actions on April 13, 2011 and April 14, 2011, respectively. Plaintiff Kline dismissed his lawsuit on April 18, 2011. The pending suits allege that the Epicor directors breached their fiduciary duties of loyalty and due care, among others, by seeking to complete the sale of Epicor to Apax and its affiliates through an allegedly unfair process and for an unfair price and by omitting material information from the Solicitation/Recommendation Statement on Schedule 14D-9 that Epicor filed on April 11, 2011 with the SEC. The complaints also allege that Epicor, Apax Partners, and Element Merger Sub, Inc. aided and abetted the directors in the alleged breach of fiduciary duties. The plaintiffs seek certification as a class and relief that includes, among other things, an order enjoining the Tender Offer and Merger, rescission of the Merger, and payment of plaintiff’s attorneys’ fees and costs. We believe the lawsuits are without merit and intend to vigorously contest the actions. There can, however, be no assurance of the outcome of these lawsuits. See Note 15 for additional information regarding the Merger Agreement.

Guarantees

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) divestiture and acquisition agreements, under which the Company may provide customary indemnifications to either (a) purchasers of the Company’s businesses or assets; or (b) entities from whom the Company is acquiring assets or businesses; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities and other claims arising from the Company’s use of the applicable premises; (iii) certain agreements with the Company’s officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company; (iv) Company license and consulting agreements with its customers, under which the Company may be required to indemnify such customers for intellectual property infringement claims and other claims arising from the Company’s provision of services to such customers; and (v) Company distribution agreements with its distributors and resellers, under which the Company may be required to indemnify such distributors or resellers against property infringement claims.

Note 14. New Accounting Pronouncements

In January 2010, the FASB issued an update to existing accounting standards to improve disclosures regarding fair value measurements and, thus, increase the transparency in financial reporting. The update provides that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the update clarifies the requirements of the existing disclosures as follows: (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (for measurements in Level 2 and Level 3). The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the provisions that were in effect as of December 15, 2009, and the adoption did not have an impact on the consolidated financial statements. The Company adopted the remaining provisions as of January 1, 2011. The adoption of this accounting standard update did not have an impact on the consolidated financial statements.

In October 2009, the FASB issued new accounting guidance for revenue recognition for multiple-deliverable revenue arrangements. The objective of this guidance is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit as well as eliminate the use of the residual method for use in allocating contractual consideration and replace it with the relative selling price method. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. This update provides amendments to the criteria in ASC Subtopic 605-25 for allocating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. Additionally, the new guidance is only applicable to non-software related deliverables sold as part of a multiple-deliverable arrangement. In an arrangement that includes software deliverables as well as non-software related deliverables, the provisions of ASC Topic 985 would apply to the software deliverables. The Company adopted this accounting standards update effective January 1, 2011. The adoption of this accounting standard update did not have a material impact on the consolidated financial statements.

Note 15. Subsequent Event

On April 4, 2011, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with an affiliate of Apax Partners who commenced a tender offer (Tender Offer) to acquire all of the Company’s outstanding shares of common stock for $12.50 per share (net of withholding taxes) to the seller in cash, without interest. The Tender Offer commenced on April 11, 2011 and will initially expire at 11:59 p.m. on Friday, May 6, 2011.

Concurrently with the execution and delivery of the Merger Agreement, an affiliate of Apax Partners also entered into an Agreement and Plan of Merger (Activant Merger Agreement) with Activant Solutions Inc. (Activant), a privately-held leading technology provider of business management software solutions for mid-market retail and wholesale distribution businesses, and certain other parties. Apax Partners has indicated that it intends to combine Activant with the Company into a single company operating as Epicor Software Corporation.

Under the terms of the Merger Agreement, the Company may solicit superior proposals from third parties for a period of 30 calendar days continuing through May 4, 2011. Without consideration of the receipt of superior proposals, the consummation of the transactions contemplated by Merger Agreement is subject to customary closing conditions including, minimum levels of participation in the Tender Offer regulatory approvals and the accuracy of the representations and warranties of the parties, and the satisfaction of the closing conditions including those in the Activant Merger Agreement. In the event that the, the parties have agreed to complete the transaction through a one step merger after receipt of the Company’s shareholder approval. The transaction is expected to close in the second quarter of 2011.

$465,000,000

Offer To Exchange

8  5/8% Senior Notes due 2019

Registered under the Securities Act

for

All Outstanding

8  5/8% Senior Notes due 2019

of

Epicor Software Corporation

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after consummation of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 12, 2012, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.